As filed with the Securities and Exchange Commission on November 2, 2009

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

GPC CAPITAL CORP. II

(Exact name of registrant as specified in its charter)

Delaware	3080	23-2952404
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2401 Pleasant Valley Road

York, Pennsylvania 17402

(717) 849-8500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

David W. Bullock

2401 Pleasant Valley Road

York, Pennsylvania 17402

(717) 849-8500

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Richard A. Fenyes, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017-3954 (212) 455-2000	Phyllis G. Korff, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036-6522 (212) 735-3000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee
Common Stock, par value $0.01 per share	$350,000,000	$19,530

(1)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended. Includes shares to be sold upon exercise of the underwriters’ option. See “Underwriting.”

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

Immediately prior to the offering of common stock contemplated by the prospectus contained in this registration statement, Graham Packaging Holdings Company, which is the current parent company of the registrant, and GPC Capital Corp. II will undergo a reorganization. GPC Capital Corp. II will change its name to Graham Packaging Company Inc. and exchange newly issued shares of its common stock for all of the partnership interests of Graham Packaging Holdings Company. See the section entitled “The IPO Reorganization” in the prospectus.

The information in this preliminary prospectus is not complete and may be changed. Neither we nor the selling stockholders may sell the securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion Dated                    , 2009.

Preliminary Prospectus

Graham Packaging Company Inc.

            Shares

Common Stock

$             per share

We are offering            shares of our common stock and the selling stockholders named in this prospectus are offering            shares. We will not receive any proceeds from the sale of the shares by the selling stockholders.

This is an initial public offering of our common stock. Prior to this offering, there has been no public market for our common stock. We currently expect the initial public offering price will be between $            and $            per share. We intend to apply to list the common stock on the            under the symbol “        .”

Investing in our common stock involves risk. See “Risk Factors” beginning on page 12.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial price to public	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the selling stockholders	$	$

To the extent that the underwriters sell more than            shares of common stock, the underwriters have the option to purchase up to an additional            shares from the selling stockholders at the initial offering price, less the underwriting discount, within 30 days of the date of this prospectus.

The underwriters expect to deliver the shares against payment on or about                    .

Joint Book-Running Managers

Co-Managers

Prospectus dated                    .

You should rely only on the information contained in this prospectus or in any free writing prospectus that we authorize be delivered to you. We, the selling stockholders and the underwriters have not authorized anyone to provide you with additional or different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. We, the selling stockholders and the underwriters are not making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information in this prospectus is accurate only as of the date on the front cover, regardless of the time of delivery of this prospectus or of any sale of our common stock. Our business, prospects, financial condition and results of operations may have changed since that date.

Market data and certain industry forecasts used herein were obtained from internal surveys, market research, publicly available information and industry publications that we believe to be reliable. Industry publications generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Similarly, industry forecasts and market research, while believed to be reliable, have not been independently verified, and we make no representations as to the accuracy of such information.

All brand names and trademarks appearing in this prospectus are the property of their respective holders.

PROSPECTUS SUMMARY

This summary highlights certain significant aspects of our business and this offering, but it is not complete and does not contain all of the information that you should consider before making your investment decision. You should carefully read the entire prospectus, including the information presented under the section entitled “Risk Factors” and the historical and pro forma financial data and related notes, before making an investment decision. This summary contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from future results contemplated in the forward-looking statements as a result of factors such as those set forth in “Risk Factors” and “Special Note Regarding Forward-Looking Statements.”

Unless the context otherwise requires, all references herein to “we,” “our” or “us” refer to Graham Packaging Holdings Company and its subsidiaries prior to the IPO Reorganization (as described under the section “The IPO Reorganization”), and Graham Packaging Company Inc. and its subsidiaries, after giving effect to the IPO Reorganization. References to “on a pro forma basis” or “pro forma” mean after giving effect to the IPO Reorganization, this offering and the use of proceeds contemplated herein. See “Unaudited Pro Forma Financial Information” and “Use of Proceeds.”

Our Company

We are a worldwide leader in the design, manufacture and sale of value-added, custom blow molded plastic containers for branded consumer products. We operate in product categories where customers and end users value the technology and innovation that our custom plastic containers offer as an alternative to traditional packaging materials such as glass, metal and paperboard. We selectively pursue opportunities where we can leverage our technology portfolio to continue to drive the trend of conversion to plastic containers from other packaging materials. Our customers include leading multi-national and regional blue-chip consumer product companies that seek customized, sustainable plastic container solutions in diverse and stable end markets, such as the food and beverage and the household consumer products markets. We believe we are well-positioned to meet the evolving needs of our customers who often use our technology to differentiate their products with value-added design and performance characteristics such as smooth-wall panel-less bottles, unique pouring and dispensing features, multilayer bottles incorporating barrier technologies to extend shelf life, and ultra lightweight bottles with “hot-fill” capabilities that allow containers to be filled at high temperatures.

We believe we have number one market share positions in North America for hot-fill juices, sports drinks/isotonics, yogurt drinks, liquid fabric care, dish detergents, hair care, skin care, oral care and certain other products. For the year ended December 31, 2008, approximately 90% of our net sales from continuing operations were realized in these product categories. We do not participate in markets where technology is not a differentiating factor, such as the carbonated soft drink or bottled water markets.

Our value-added products are supported by more than 1,000 issued or pending patents. We strive to provide the highest quality products and services to our customers, while remaining focused on operational excellence and continuous improvement. These priorities help to reduce our customers’ costs, while also maximizing our financial performance and cash flow. We supply our customers through a network of 84 manufacturing facilities, approximately one-third of which are located on-site at our customers’ plants. The vast majority of our sales are made pursuant to long-term customer contracts that include the pass-through of the cost of plastic resin, as well as mechanisms for the pass-through of certain other manufacturing costs.

Collectively, our product portfolio, technologies, end markets and operations all contribute to our industry-leading margins and strong cash flow.

Our Markets

We supply plastic containers to a significant number of end markets and geographies. Our products provide differentiated packaging for consumer products that help address basic needs such as nutrition, hygiene and home care. The end markets we supply are generally characterized by stable, long-term demand trends that are relatively insulated from economic cycles.

In our food and beverage product category, which represented 61.0% of our net sales from continuing operations for the year ended December 31, 2008, we produce containers for a broad array of end markets that have accepted plastic as the preferred packaging material, such as the markets for juices and juice drinks, yogurt drinks, teas, sports drinks/isotonics and vitamin enhanced waters, as well as snacks, liquor, toppings, jellies and jams. Based on the technology and innovation we bring to our customers and our current market position, we believe we are strategically positioned to benefit from the considerable market opportunity that remains in categories yet to convert, or that are in the early stages of conversion, to plastic containers, including beer, sauces, salsas and nutritional products.

In addition, we supply the household, personal care/specialty and automotive lubricants product categories, which represented 19.2%, 7.3% and 12.5%, respectively, of our net sales from continuing operations for the year ended December 31, 2008. We produce containers for liquid fabric care, dish care, hard-surface cleaners, hair care, skin care and oral care products, as well as automotive lubricants.

For the year ended December 31, 2008, we generated approximately 86% of our net sales from continuing operations in North America. We have a meaningful international presence and we expect to continue to grow alongside our multi-national customers as they expand into new geographies. We are well-positioned through our existing international locations, customer partnerships and joint ventures to take advantage of emerging demand trends in markets such as Latin America, Eastern Europe, India and the rest of Asia. These markets offer compelling opportunities for our custom plastic containers due to changing consumption patterns, increasing penetration rates of packaged goods and emerging consumer bases.

Our Strengths

Global Leader in the Value-Added Plastic Packaging Market. We believe we are one of the few companies that can provide value-added custom plastic containers on a global scale, manufactured from a variety of resins. For the year ended December 31, 2008, approximately 90% of our net sales from continuing operations were realized in product categories in which we believe we have number one market share positions. We have deliberately focused our technologies and assets on key custom markets that tend to support higher global growth and margins. We believe we have the leading domestic market position for custom plastic containers for juice, beer, yogurt drinks, frozen concentrate and pasta sauce and the leading position in Europe for custom plastic containers for yogurt drinks. In addition, we have grown internationally alongside our multi-national consumer product customers. Our proven business model positions us to benefit from the continued growth of our existing consumer product customers in international markets where we anticipate significant demand for plastic containers.

Strategically Positioned to Benefit from Secular Trends in Packaging. We believe we are a leader in the conversion to plastic containers for many major product categories such as shelf-stable, chilled and frozen concentrate juices, beer, food products, energy drinks and ready-to-drink teas. The conversion to plastic containers from other packaging materials has been accelerated by technological advancements, changing consumer preferences and an increased focus on lightweight, sustainable packaging. The advantages of plastic containers, such as shatter resistance, reduced shipping weight, ease of opening and dispensing and resealability, have established plastic as the packaging material of choice on a global basis. We believe we are well positioned to use our technology to help drive the conversion in categories yet to convert, or that are in the early stages of conversion, to plastic containers.

Stable, Long-Term Customer Relationships. We have enjoyed long-standing relationships with our largest and most important customers due to our technology, innovation, product quality and our ability to reduce our customers’ packaging costs. The majority of these customers are under long-term contracts and have been doing business with us, on average, for over 20 years. We believe we have helped establish the brands for many of our top customers, and in some cases, we are the sole source provider in multiple geographies. These efforts have led to awards from several of our major customers, including Heinz Supplier of the Year (2006, 2007, 2008 and 2009), 2008 Anheuser Busch Select Supplier, 2008 Dannon Supplier of the Year, 2007 Miller Beer Supplier of the Year and 2008 Abbott Supplier Excellence Award.

Superior Technology with Long History of Innovation. We use technology and innovation to drive conversions, as well as to deliver solutions that meet our customers’ needs for new designs, product performance requirements, cost management and sustainability. We have demonstrated significant success in designing plastic containers that include customized features such as smooth-wall panel-less bottles, complex shapes, reduced weight, handles, grips, view stripes, pouring features and graphic-intensive customized labeling. Our products must often meet specialized performance and structural requirements, such as hot-fill capability, recycled material usage, oxygen and carbon dioxide barriers, flavor protection and multi-layering. Our strong design capabilities have been especially important to our customers, who generally use packaging to differentiate and add value to their brands, which enable them to spend less on promotion and advertising. We have filed for 925 patents over the past five years for our design and functional package innovations.

“On-Site” Model Provides Stability and Global Opportunities. Approximately one third of our 84 manufacturing facilities are located “on-site” at our customers’ plants. Our on-site plants enable us to work closely with our customers, reducing working capital needs through just-in-time inventory management, generating significant savings opportunities through process re-engineering and eliminating freight and warehouse expenses. In many cases, our on-site operations are integrated with our customers’ manufacturing operations, so our products are delivered by direct conveyance to the customers’ filling lines. As our customers expand globally, our on-site model offers us opportunities to expand alongside our customers in attractive, high-growth markets, while minimizing our investment risk.

Leader in Sustainability. We have emerged as a leader in sustainability initiatives within the packaging industry. We believe we are the only provider of 100% post-consumer resin (“PCR”) containers for food and beverage applications. Our product design capabilities capitalize on the inherent benefits of plastic to produce lightweight bottles that help our customers reduce material usage, lower container weight, save freight costs and improve product-to-package ratios. Our on-site business model also helps eliminate unnecessary freight costs by providing a product source close to our customers, as well as helping to synchronize demand planning with our customers’ plants to further reduce inefficiency. We also provide PCR as a resin source alternative for our customers and produce PCR ourselves at our Graham Recycling Plant in York, Pennsylvania.

Focus on Operational Excellence. We strive to provide the highest quality product to our customers, while continually eliminating inefficiency and reducing costs. We are committed to improve productivity and reduce non-value-added activities and costs in our production processes, purchasing activities, selling, general and administrative expenses, capital expenditures and working capital. For example, from January 1, 2006, through September 30, 2009, we closed or merged several plants that did not meet our internal performance criteria; we implemented information systems to analyze customer profitability and drove subsequent improvement actions and exited certain relationships; we centralized nearly all procurement activities; and we benchmarked and subsequently reduced selling, general and administrative expenses. We utilize our Graham Performance System, a bi-weekly performance management review of our continuous improvement process, where we measure performance and track progress on initiatives relating to safety, quality, productivity, capital expenditures, working capital and other actions leading to improved financial performance. Overall, we have a strong pipeline of specific cost reduction opportunities, which we intend to implement to optimize our cost structure.

Attractive, Stable Margins and Strong Cash Flow Generation. Our strong profit margins, combined with our disciplined approach to capital expenditures, focus on higher margin business opportunities and stringent working capital management, enable us to generate strong and recurring cash flow. The stability of our margins is enhanced by the pass-through of the cost of resin to customers by means of corresponding changes in product pricing. For the nine months ended September 30, 2009, we generated $308.2 million in cash flow from operations, which reduced our net debt (total outstanding indebtedness net of cash and cash equivalents) and enabled us to make strategic investments in our business. We also have a very strong liquidity position, as we had $196.8 million of cash and cash equivalents and $237.3 million of availability under our senior secured revolving credit facility, as of September 30, 2009, and the majority of our debt matures in 2012 and beyond. In addition, our cash taxes are minimized by net operating losses and other tax assets. Additional net deferred tax assets of $237.7 million, before valuation allowance, would have been recorded if the IPO Reorganization had occurred on September 30, 2009. We believe our strong financial position allows us to serve our customers effectively and pursue our strategic plan of stable and profitable growth while maximizing cash flow and reducing financial leverage.

Experienced Management Team with Meaningful Equity Incentives. We have recruited a world-class management team that has successfully executed on transformational company initiatives over the past three years. Their achievements include: increasing our gross margin; decreasing our selling, general and administrative expenses; reducing our annual capital expenditures; generating improved cash flow; reducing our financial leverage; improving our return on capital employed; executing our sustainability initiatives; and expanding our business in high-growth markets, including India. Our senior managers are meaningfully invested in our performance, which gives them an ongoing stake in the creation of stockholder value. After the IPO Reorganization and this offering, management will own approximately     % of our common stock on a fully diluted basis.

Our Strategy

We intend to capitalize on our leadership positions in value-added custom plastic containers to increase our earnings before interest, taxes, depreciation and amortization (“EBITDA”) and cash flow in order to reduce our financial leverage and increase stockholder return. We seek to achieve this objective by pursuing the following strategies:

Manage our Business for Stable Growth and Strong Cash Flow Generation. We primarily serve the food and beverage and the household consumer products markets, which tend to be relatively stable due to the underlying demand characteristics of these markets. We will continue to manage our business for growth that meets our disciplined financial performance criteria. We plan to continue to generate cash flow through EBITDA growth and disciplined capital expenditure and working capital management. Our stable growth and strong cash flow will allow us to reduce our financial leverage and increase stockholder return.

Leverage Our Technology Portfolio to Meet the Needs of Our Customers. Most of our customers use packaging to differentiate their products in order to improve their profit margins and market share. We plan to build on our track record of delivering innovations that add value through differentiated shapes and features, and technologies that provide specialized performance and structural attributes. We will also continue to build on our long history of success in meeting the evolving sustainability needs of our customers including reduced raw material content (lightweighting) and increased use of recycled content.

Targeted Organic Growth in Attractive Markets Utilizing Our Proven Business Model. We intend to drive conversions to plastic packaging in markets such as beer, sauces, salsas and nutritional products. These markets allow us to grow through the deployment of our proven technologies to new applications which can often result in new on-site opportunities. We will also seek opportunities in new markets, including high-growth emerging markets such as Latin America, Eastern Europe, India and the rest of Asia. These markets offer compelling opportunities for our custom plastic containers due to changing consumption patterns, increasing penetration rates of packaged goods and emerging consumer bases.

Continue to Focus on Operational Excellence. Our goal is to be the highest quality, most cost-effective provider of value-added custom plastic containers in our markets. We believe we have established a track record of implementing operational improvements and building a lean operating and overhead structure. We intend to focus on further cost reductions through continuous improvement initiatives, leveraging our design and process technology and maintaining our rigorous operational management systems. We believe our focus on operational improvement will continue to drive customer quality, capital efficiency, cash flow and ultimately return on capital employed.

Supplement Organic Growth with Opportunistic and Accretive Strategic Investments. In addition to our primary organic growth strategy, we plan to consider selective investments, joint ventures and strategic acquisitions to supplement our growth objectives. We intend to focus on disciplined and accretive investments that leverage our core strengths in custom plastic containers and enhance our current product, market, geography and customer strategies.

Risks Related to Our Business and this Offering

Before you invest in our common stock, you should be aware that there are various risks related to, among other things: competition; development of product innovations; protection of proprietary technology; reliance on our largest customers; decreases in customer purchase amounts; increases in resin prices or decreases in resin supply; foreign currency fluctuations; local laws in several countries; asset impairment charges; goodwill impairment charges; our dependence on key personnel; new acquisitions; labor relations; our dependence on blow molding equipment; environmental costs and liabilities; difficulties in profit generation; our substantial leverage; the possibility that we may incur additional leverage; restrictive covenants in our debt agreements; inability to extend the maturity of, or renew, our debt; the possibility of default under our credit agreement if a change of control occurs; the control of our company by The Blackstone Group L.P. and its affiliates (collectively, “Blackstone”); and the securities markets. For more information about these and other risks, please read “Risk Factors.” You should carefully consider these risk factors together with all of the other information in this prospectus.

The IPO Reorganization

Immediately prior to, and in connection with, this offering, we will undergo a reorganization in which GPC Capital Corp. II, a Delaware corporation and a wholly-owned subsidiary of Graham Packaging Holdings Company, will change its name to Graham Packaging Company Inc. and exchange newly issued shares of its common stock for all of the partnership interests of its existing parent Graham Packaging Holdings Company, a Pennsylvania limited partnership. Prior to this offering, GPC Capital Corp. II has had no operations. Graham Packaging Holdings Company is currently owned, directly or indirectly, by Blackstone, management and other investors, who collectively own an 81.0% limited partnership interest and a 4.0% general partnership interest, and by Graham Capital Company, GPC Investments LLC and Graham Alternative Investment Partners I or their affiliates or other entities controlled by Donald C. Graham and his family (collectively, the “Graham Family”), who own a 14.3% limited partnership interest and a 0.7% general partnership interest. Upon the exchange of our common stock for the partnership interests of Graham Packaging Holdings Company, Graham Packaging Holdings Company will liquidate and all of its assets will be transferred to Graham Packaging Company Inc. Simultaneous with the exchange of stock for partnership interests, Graham Packaging Holdings Company options held by management will become options to purchase our common stock.

Corporate History and Information

The predecessor to Graham Packaging Holdings Company, controlled by the predecessors of the Graham Family, was formed in the mid-1970s as a regional domestic custom plastic container supplier. Graham Packaging Holdings Company was formed under the name “Sonoco Graham Company” on April 3, 1989, as a Pennsylvania limited partnership. It changed its name to “Graham Packaging Company” on March 28, 1991, and to “Graham Packaging Holdings Company” on February 2, 1998. The primary business activity of Graham Packaging Holdings Company is its direct and indirect ownership of 100% of the partnership interests in Graham Packaging Company, L.P. (the “Operating Company”). The Operating Company was formed under the name “Graham Packaging Holdings I, L.P.” on September 21, 1994, as a Delaware limited partnership and changed its name to “Graham Packaging Company, L.P.” on February 2, 1998, in connection with a recapitalization in which Blackstone, management and other investors acquired 85.0% of the partnership interests of Graham Packaging Holdings Company. On October 7, 2004, we acquired the blow molded plastic container business of Owens-Illinois, Inc. (“O-I Plastic”), which essentially doubled our size. Our operations have included the operations of O-I Plastic since the acquisition date.

Our principal executive offices are located at 2401 Pleasant Valley Road, York, Pennsylvania 17402, telephone (717) 849-8500. We maintain a website at www.grahampackaging.com. We make available on our website, free of charge, Graham Packaging Holdings Company’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K as soon as practical after we file these reports with the U.S. Securities and Exchange Commission (the “SEC”). The information contained on our website or that can be accessed through our website neither constitutes part of this prospectus nor is incorporated by reference herein.

The Offering

Common stock offered by us	shares

Common stock offered by selling stockholders	shares

Common stock to be outstanding immediately after this offering	shares

Over-allotment option	The selling stockholders have granted the underwriters a 30-day option to purchase up to additional shares of our common stock at the initial public offering price.

Use of Proceeds	We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $ million, assuming the shares are offered at $ per share, which is the mid-point of the estimated initial public offering price range set forth on the cover page of this prospectus.

We intend to use the anticipated net proceeds of approximately $             million to repay a portion of our term loans.

We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders including upon the sale of shares if the underwriters exercise their option to purchase additional shares from the selling stockholders in this offering. See “Use of Proceeds.”

Dividend policy	We currently expect to retain future earnings, if any, for use in the operation and expansion of our business and in the repayment of our debt and do not anticipate paying any cash dividends in the foreseeable future. Our ability to pay dividends on our common stock is limited by the covenants of our senior secured credit agreement and indentures and may be further restricted by the terms of any future debt or preferred securities. See “Dividend Policy” and “Description of Indebtedness.”

Proposed ticker symbol	“ ”

Unless we indicate otherwise or the context requires, all information in this prospectus:

•	assumes consummation of the IPO Reorganization (see “The IPO Reorganization”);

•

assumes (1) no exercise of the underwriters’ option to purchase additional shares of our common stock; and (2) an initial public offering price of $             per share, the midpoint of the initial public offering price range set forth on the cover of this prospectus; and

•

does not reflect (1)            shares of our common stock issuable upon the exercise of outstanding stock options held by our officers and employees at a weighted average exercise price of $             per share as of September 30, 2009,             of which were then exercisable; and (2)              shares of our common stock reserved for future grants under our 2009 Stock Plan (as defined herein).

Summary Historical and Pro Forma Financial and Other Data

The following table sets forth our summary historical and pro forma consolidated financial data, at the dates and for the periods indicated.

The historical financial data as of and for the years ended December 31, 2006, 2007 and 2008 have been derived from Graham Packaging Holding Company’s historical consolidated financial statements included elsewhere in this prospectus, which have been audited by Deloitte & Touche LLP. The historical financial data as of and for the nine months ended September 30, 2008 and 2009 have been derived from the unaudited historical condensed consolidated financial statements included elsewhere in this prospectus, which have been prepared on a basis consistent with our annual audited historical consolidated financial statements. In the opinion of management, such unaudited financial data include all adjustments, consisting only of usual recurring adjustments, necessary for fair presentation of such data. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year or any future period.

The summary unaudited pro forma condensed consolidated financial data have been derived by the application of pro forma adjustments to the historical consolidated financial statements of Graham Packaging Holdings Company, included elsewhere in this prospectus. The unaudited pro forma condensed consolidated statements of operations data for the year ended December 31, 2008 and for the nine months ended September 30, 2009 give effect to the IPO Reorganization and this offering as if those transactions had occurred on January 1, 2008. The unaudited pro forma condensed consolidated balance sheet data as of September 30, 2009 give effect to the IPO Reorganization and this offering as if those transactions had occurred on September 30, 2009.

The summary unaudited pro forma condensed consolidated financial statements should not be considered indicative of actual results that would have been achieved had the IPO Reorganization and this offering been consummated on the dates indicated and do not purport to indicate balance sheet data or results of operations as of any future date or for any future period. The summary unaudited pro forma condensed consolidated financial statements should be read in conjunction with the historical consolidated financial statements of Graham Packaging Holdings Company and the related notes included elsewhere in this prospectus.

We signed a letter of intent in the second quarter of 2009 to sell all of the shares of our wholly-owned subsidiary Graham Emballages Plastiques S.A.S., located in Meaux, France, to an independent third party for one euro. The agreement of sale has been signed by all parties and we expect that the transaction will be completed in the fourth quarter of 2009. Our exit from this location was due to its failure to meet internal financial performance criteria. During the third quarter of 2009, we determined that the results of operations for this location, which had previously been reported in the Europe segment, would be reported as discontinued operations, in accordance with the guidance under Accounting Standards Codification (“ASC”) 205-20, “Discontinued Operations.” Our consolidated statements of operations have been restated to reflect these discontinued operations. Accordingly, our summary financial data below, unless otherwise indicated, is based on results from continuing operations.

You should read this information together with the financial statements appearing elsewhere in this prospectus and the information under “The IPO Reorganization,” “Unaudited Pro Forma Financial Information,” “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,			Nine Months Ended September 30,
	2006	2007	2008	2008	2009
				(Unaudited)
	(Dollars in millions, except per share data)
STATEMENT OF OPERATIONS DATA:
Net sales (1)	$2,500.4	$2,470.9	$2,559.0	$2,003.4	$1,736.4
Cost of goods sold (1)	2,211.7	2,128.7	2,182.8	1,701.1	1,418.1

Gross profit (1)	288.7	342.2	376.2	302.3	318.3
Selling, general and administrative expenses	131.3	136.2	127.5	100.9	89.4
Asset impairment charges (2)	25.9	157.7	96.1	11.8	14.2
Net loss on disposal of property, plant and equipment	14.3	19.5	6.8	5.6	4.4

Operating income	117.2	28.8	145.8	184.0	210.3
Interest expense, net (3)	206.7	209.5	179.3	134.6	126.2
Gain on debt extinguishment	—	—	—	—	(0.8)
Other expense (income), net	2.2	2.0	0.4	(0.8)	(2.0)
Income tax provision (4)	27.6	19.7	12.9	10.7	16.5

Income (loss) from continuing operations	(119.3)	(202.4)	(46.8)	39.5	70.4
Loss from discontinued operations	(1.1)	(3.7)	(10.5)	(1.7)	(3.9)

Net income (loss)	$(120.4)	$(206.1)	$(57.3)	$37.8	$66.5

OTHER DATA:
Net sales increase (decrease) (1)	2.1%	(1.2)%	3.6%	6.7%	(13.3)%
Cash flows from (5):
Operating activities	$263.0	$174.2	$211.2	$216.7	$308.2
Investing activities	(172.4)	(149.1)	(144.4)	(96.0)	(105.0)
Financing activities	(104.6)	(23.2)	(33.6)	(26.4)	(53.1)

Depreciation and amortization (6)	205.5	203.0	177.3	133.1	118.6
Capital expenditures (excluding acquisitions) (5)	190.5	153.4	148.6	99.3	104.5

Adjusted EBITDA (7)	398.8	432.0	452.8	356.4	362.6

Covenant compliance EBITDA (7)	417.8	441.6	462.8	363.6	371.8

UNAUDITED PRO FORMA STATEMENT OF OPERATIONS DATA:
Pro forma net income (loss) from continuing operations			(27.6)		82.1
Pro forma interest expense, net			159.6		114.6
Pro forma earnings (loss) from continuing operations per share:
Basic
Diluted
Weighted average number of shares used in computing pro forma earnings (loss) from continuing operations per share:
Basic
Diluted

	As of September 30, 2009
	Actual	Pro Forma
	(Unaudited)
	(In millions)
BALANCE SHEET DATA (5):
Cash and cash equivalents	$196.8	$196.8
Working capital (8)	79.9	61.9
Total assets (9)	2,067.6	2,080.1
Total debt (10)	2,442.5	2,121.3
Partners’ capital/stockholders’ equity (deficit)	(869.6)	(548.4)

(1)	Net sales increase or decrease based on fluctuations in resin prices. Consistent with industry practice and as permitted under agreements with our customers, resin price changes are passed through to customers by means of corresponding changes in product pricing. The decrease in net sales from the nine months ended September 30, 2008, to the nine months ended September 30, 2009, was primarily due to a decrease in resin costs. During this time period, the average market prices per pound of polyethylene terephthalate (“PET”), and high-density polyethylene (“HDPE”) in the U.S. decreased from $0.92 to $0.72 and from $0.92 to $0.65, respectively. Also contributing to the decline was the relatively stronger dollar and a 1.8% decline in units sold.
(2)	Includes impairment charges recorded on long-lived and other assets of $14.2 million, $156.6 million, $94.7 million, $11.8 million and $14.2 million for the years ended December 31, 2006, 2007 and 2008, and for the nine months ended September 30, 2008 and 2009, respectively, and goodwill of $11.7 million, $1.1 million and $1.4 million for the years ended December 31, 2006, 2007 and 2008, respectively.
(3)	Interest expense for the years ended December 31, 2006 and 2007, and the nine months ended September 30, 2009, included the effects of the refinancing of our prior and existing senior credit agreements, which resulted in the write-offs of debt issuance fees of $2.1 million, $4.5 million and $9.3 million, respectively.
(4)	As a limited partnership, Graham Packaging Holdings Company was not subject to U.S. federal income taxes or to most state income taxes. Instead, taxes were assessed to its partners based on their distributive share of its income. Certain U.S. subsidiaries are corporations subject to U.S. federal and state income taxes. Our foreign operations are subject to tax in their local jurisdictions.
(5)	Includes both continuing and discontinued operations.
(6)	Depreciation and amortization includes continuing and discontinued operations, and excludes asset impairment charges and amortization of debt issuance fees, which is included in interest expense, net.
(7)	We define adjusted EBITDA as earnings or loss from continuing operations before interest expense, net; income tax provision; depreciation and amortization expense; asset impairment charges; the ongoing $5.0 million per year fee paid pursuant to the Fifth Amended and Restated Limited Partnership Agreement (the “Holdings Partnership Agreement”) and the Amended and Restated Monitoring Agreement, dated as of September 30, 2004, among Graham Packaging Holdings Company, the Operating Company, Blackstone and the Graham Family (the “Monitoring Agreement”); other non-cash charges; gain on debt extinguishment; and certain non-recurring charges. We believe that the presentation of adjusted EBITDA provides investors with a useful analytical indicator of our performance. Additionally, we use adjusted EBITDA as one of several measures in determining incentive compensation. Adjusted EBITDA is not intended to represent cash flow from operations as defined by generally accepted accounting principles and should not be used as an alternative to net income as an indicator of operating performance or to cash flow as a measure of liquidity. Because not all companies use identical calculations, these presentations of adjusted EBITDA may not be comparable to other similarly titled measures of other companies. Adjusted EBITDA is calculated as follows:

	Year Ended December 31,			Nine Months Ended September 30,
	2006	2007	2008	2008	2009
	(In millions)
Income (loss) from continuing operations	$(119.3)	$(202.4)	$(46.8)	$39.5	$70.4
Interest expense, net	206.7	209.5	179.3	134.6	126.2
Income tax provision	27.6	19.7	12.9	10.7	16.5
Depreciation and amortization (a)	204.0	201.1	175.0	131.4	118.2
Asset impairment charges	25.9	157.7	96.1	11.8	14.2
Fees paid pursuant to monitoring agreements	5.0	5.0	5.0	3.7	3.7
Other non-cash charges (b)	14.3	19.4	9.3	7.8	5.1
Gain on debt extinguishment	—	—	—	—	(0.8)
Reorganization and other costs (c)(d)	34.6	22.0	22.0	16.9	9.1

Adjusted EBITDA	398.8	432.0	452.8	356.4	362.6
Project startup costs (e)	19.0	9.6	10.0	7.2	9.2

Covenant compliance EBITDA (f)	$417.8	$441.6	$462.8	$363.6	$371.8

(a)	Excludes depreciation and amortization from discontinued operations, and excludes asset impairment charges and amortization of debt issuance fees, which is included in interest expense, net.
(b)	Represents net loss on disposal of fixed assets and equity based compensation.
(c)	Represents non-recurring costs related to employee severance, plant closures, hurricanes, aborted acquisitions, integration of acquired entities, global reorganization and other costs.
(d)	Does not include project startup costs, which are treated as non-recurring in accordance with the definition of EBITDA under our debt agreements.
(e)	Represents costs associated with startups of manufacturing lines to produce new products.
(f)	Under our debt agreements, we are required to satisfy and maintain specified financial ratios that are calculated using covenant compliance EBITDA. Additionally, under our debt agreements, our ability to engage in activities such as incurring additional indebtedness, making investments and paying dividends is also tied to ratios based on covenant compliance EBITDA. Our debt agreements define covenant compliance EBITDA as adjusted EBITDA plus project startup costs. We believe that the presentation of covenant compliance EBITDA is important to investors because covenants in our debt agreements are tied to ratios based on that measure. Covenant compliance EBITDA is not intended to represent cash flow from operations as defined by generally accepted accounting principles and should not be used as an alternative to net income as an indicator of operating performance or to cash flow as a measure of liquidity. Because not all companies use identical calculations, these presentations of covenant compliance EBITDA may not be comparable to other similarly titled measures of other companies.
(8)	Working capital is defined as current assets, less cash and cash equivalents, minus current liabilities, less current maturities of long-term debt.
(9)	The IPO Reorganization will result in us becoming a taxable entity for U.S. federal and state income tax purposes. We estimate, on a pro forma basis, at September 30, 2009, we would have recorded additional net deferred income tax assets of $237.7 million. We have determined that a valuation allowance of $236.8 million would have been necessary to reduce deferred income tax assets to an amount that is more likely than not to be realized. The actual amounts will be determined based on facts existing at the date of the IPO Reorganization and may differ materially from this amount. Should there be a change in circumstances that causes a change in our judgment about the realizability of the deferred tax asset in future years, a change in the valuation allowance will ordinarily be recorded in income from continuing operations.
(10)	Total debt includes capital lease obligations.

RISK FACTORS

An investment in our common stock involves risk. You should carefully consider the following risks as well as the other information included in this prospectus, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes, before investing in our common stock. Any of the following risks related to our business could materially and adversely affect our business, financial condition or results of operations. However, the selected risks described below are not the only risks facing us. Additional risks and uncertainties not currently known to us or those we currently view to be immaterial may also materially and adversely affect our business, financial condition or results of operations. In such a case, the trading price of the common stock could decline and you may lose all or part of your investment in our company.

Risks Related to Our Business

Our industry is very competitive and increased competition could reduce prices and our profit margins.

We operate in a competitive environment. In the past, we have encountered pricing pressures in our markets and could experience further declines in prices of plastic packaging as a result of competition. Although we have been able over time to partially offset pricing pressures by reducing our cost structure and making the manufacturing process more efficient by providing new and innovative technology, we may not be able to continue to do so in the future. Our business, results of operations and financial condition may be materially and adversely affected by further declines in prices of plastic packaging and such further declines could lead to a loss of business and a decline in our margins.

If we are unable to develop product innovations and improve our production technology and expertise, we could lose customers or market share.

Our success may depend on our ability to adapt to technological changes in the plastic packaging industry. If we are unable to timely develop and introduce new products, or enhance existing products, in response to changing market conditions or customer requirements or demands, our competitiveness could be materially and adversely affected.

We may be unable to protect our proprietary technology from infringement.

We rely on a combination of patents and trademarks, licensing agreements and unpatented proprietary know-how and trade secrets to establish and protect our intellectual property rights. We enter into confidentiality agreements with customers, vendors, employees, consultants and potential acquisition candidates as necessary to protect our know-how, trade secrets and other proprietary information. However, these measures and our patents and trademarks may not afford complete protection of our intellectual property, and it is possible that third parties may copy or otherwise obtain and use our proprietary information and technology without authorization or otherwise infringe on our intellectual property rights. We cannot assure that our competitors will not independently develop equivalent or superior know-how, trade secrets or production methods. Significant impairment of our intellectual property rights could harm our business or our ability to compete. For example, if we are unable to maintain the proprietary nature of our technologies, our profit margins could be reduced as competitors could more easily imitate our products, possibly resulting in lower prices or lost sales for certain products. In such a case, our business, results of operations and financial condition may be materially and adversely affected.

We are periodically involved in litigation in the course of our business to protect and enforce our intellectual property rights, and third parties from time to time initiate claims or litigation against us asserting infringement or violation of their intellectual property rights. We cannot assure that our products will not be found to infringe upon the intellectual property rights of others. Further, we cannot assure that we will prevail in any such litigation, or that the results or costs of any such litigation will not have a material adverse effect on our business. Any litigation concerning intellectual property could be protracted and costly and is inherently unpredictable and could have a material adverse effect on our business, results of operations or financial condition regardless of its outcome.

We would lose a significant source of revenues and profits if we lost any of our largest customers.

The loss of one of our largest customers could result in: (i) our having excess capacity if we are unable to replace that customer; (ii) our having excess overhead and fixed costs and possible impairment of long-lived assets; and (iii) our selling, general and administrative expenses and capital expenditures representing increased portions of our revenues.

In 2008 and the first nine months of 2009, our top 20 customers comprised 71% and 70% of our net sales, respectively. PepsiCo (collectively, with its affiliates, such as Frito-Lay, Gatorade and Tropicana) is our largest customer, with all product lines we provide to PepsiCo collectively accounting for approximately 17.2%, 14.0%, 13.3% and 11.3% of our net sales for the years ended December 31, 2006, 2007 and 2008, and for the nine months ended September 30, 2009, respectively.

If any of our large customers terminated its relationship with us, we would lose a significant source of revenues and profits.

Contracts with customers generally do not require them to purchase any minimum amounts of products from us, and customers may not purchase amounts that meet our expectations.

The majority of our sales are made pursuant to long-term customer purchase orders and contracts. Customers’ purchase orders and contracts typically vary in length with terms up to ten years. The contracts, including those with PepsiCo, generally are requirements contracts which do not obligate the customer to purchase any given amount of product from us. Prices under these arrangements are tied to market standards and therefore vary with market conditions. Changes in the cost of resin, the largest component of our cost of goods sold, are passed through to customers by means of corresponding changes in product pricing in accordance with our agreements with these customers and industry practice. Increases in resin prices relative to alternative packaging materials, or other price increases, may cause customers to decrease their purchases from us. Additionally, if customers undertake transformational initiatives to their product lines, such as concentrate conversions or product obsolescence actions, we may lose a source of revenues and profits. As a result, despite the existence of supply contracts with our customers, we face the risk that in the future customers will not continue to purchase amounts that meet our expectations.

Increases in resin prices, relative to alternative packaging materials, and reductions in resin supplies could significantly slow our growth and disrupt our operations.

We depend on large quantities of PET, HDPE and other resins in manufacturing our products. One of our primary strategies is to grow the business by capitalizing on the conversion from glass, metal and paper containers to plastic containers. A sustained increase in resin prices, relative to alternative packaging materials, to the extent that those costs are not passed on to the end-consumer, would make plastic containers less economical for our customers and could result in a slower pace of conversions to, or reductions in the use of, plastic containers. Changes in the cost of resin are passed through to customers by means of corresponding changes in product pricing, in accordance with our agreements with these customers and industry practice. However, if we are not able to do so in the future and there are sustained increases in resin prices, relative to alternative packaging materials, our operating margins could be affected adversely.

While there is currently an adequate supply of resin available from many sources, this may not be the case in the future. Several of our larger suppliers have either entered, or are emerging from, bankruptcy protection. If the number of suppliers is significantly reduced in the future, this could affect our ability to obtain resin timely, or obtain resin at favorable prices, and our operations and profitability may be impaired.

Our international operations are subject to a variety of risks related to foreign currencies and local law in several countries.

We have significant operations outside the United States, and therefore hold assets, incur liabilities, earn revenues and pay expenses in a variety of currencies other than the U.S. dollar. The financial statements of our foreign subsidiaries are translated into U.S. dollars. Our operations outside the United States accounted for approximately 17.7%, 19.9%, 20.9% and 20.7% of our net sales for the years ended December 31, 2006, 2007 and 2008, and for the nine months ended September 30, 2009, respectively. As a result, we are subject to risks associated with operating in foreign countries, including fluctuations in currency exchange and interest rates, imposition of limitations on conversion of foreign currencies into U.S. dollars or remittance of dividends and other payments by foreign subsidiaries, imposition or increase of withholding and other taxes on remittances and other payments by foreign subsidiaries, labor relations problems, hyperinflation in some foreign countries and imposition or increase of investment and other restrictions by foreign governments or the imposition of environmental or employment laws. Furthermore, we typically price our products in our foreign operations in local currencies. As a result, an increase in the value of the U.S. dollar relative to the local currencies of profitable foreign subsidiaries can have a negative effect on our profitability. In our consolidated financial statements, we translate our local currency financial results into U.S. dollars based on average exchange rates prevailing during a reporting period or the exchange rate at the end of that period. During times of a strengthening U.S. dollar, at a constant level of business, our reported international sales, earnings, assets and liabilities will be reduced because the local currency will translate into fewer U.S. dollars. Exchange rate fluctuations decreased comprehensive loss by $23.2 million and $36.3 million and increased comprehensive loss by $65.9 million for the years ended December 31, 2006, 2007 and 2008, respectively, and increased comprehensive income by $15.2 million for the nine months ended September 30, 2009. In addition to currency translation risks, we incur a currency transaction risk whenever one of our operating subsidiaries enters into either a purchase or a sale transaction using a currency different from the operating subsidiary’s functional currency. In several countries where we operate, resin purchases must be made in U.S. dollars. Furthermore, changes in local economic conditions can affect operations. Our international operations also expose us to different local political and business risks and challenges. For example, in certain countries, such as Venezuela and Argentina, we are faced with periodic political issues which could result in currency risks or the risk that we are required to include local ownership or management in our businesses. The above mentioned risks in North America, Europe and South America may hurt our ability to generate revenue in those regions in the future.

We may not be able to recover the carrying value of our long-lived assets, which could require us to record additional asset impairment charges and materially and adversely affect our results of operations.

We had net property, plant and equipment of $1,045.7 million at September 30, 2009, or 50.6% of our total assets. We recorded impairment charges to property, plant and equipment of $14.2 million, $135.5 million and $93.2 million for the years ended December 31, 2006, 2007 and 2008, respectively. We operate in a competitive industry with rapid technological innovation. In order to remain competitive, we develop and invest in new equipment which enhances productivity, often making older equipment obsolete. In addition, changing market conditions can also impact our ability to recover the carrying value of our long-lived assets. The continuing presence of these factors, as well as other factors, could require us to record additional asset impairment charges in future periods which could materially and adversely affect our results of operations.

Goodwill and other identifiable intangible assets represent a significant portion of our total assets, and we may never realize the full value of our intangible assets.

As of September 30, 2009, goodwill and other identifiable intangible assets were approximately $338.2 million, or 16.4% of our total assets. Goodwill and other identifiable intangible assets are recorded at fair value on the date of acquisition. In accordance with the guidance under ASC 350-20 “Intangibles—Goodwill and Other,” we review such assets at least annually for impairment. Impairment may result from, among other things, deterioration in performance, adverse market conditions, adverse changes in applicable laws or regulations, including changes that restrict the activities of or affect the products and services we sell, challenges to the validity of certain registered intellectual property, reduced sales of certain products incorporating registered intellectual property, and a variety of other factors. The amount of any quantified impairment must be expensed immediately as a charge to results of operations. Depending on future circumstances, it is possible that we may never realize the full value of our intangible assets. Any future determination of impairment of goodwill or other identifiable intangible assets could have a material adverse effect on our financial position and results of operations.

Our ability to operate effectively could be impaired if we lost key personnel.

Our success depends to a large extent on a number of key employees, and the loss of the services provided by them could have a material adverse effect on our ability to operate our business and implement our strategies effectively. The loss of members of our senior management team could have a material adverse effect on our operations. We do not maintain “key” person insurance on any of our executive officers.

If we make acquisitions in the future, we may experience assimilation problems and dissipation of management resources and we may need to incur additional indebtedness.

Our future growth may be a function, in part, of acquisitions of other consumer goods packaging businesses, including investments in geographic regions we are not familiar with. To the extent that we grow through acquisitions, we will face operational and financial risks, such as the risk of failing to assimilate the operations and personnel of the acquired businesses, disrupting our ongoing business, dissipating our limited management resources and impairing relationships with employees and customers of the acquired business as a result of changes in ownership and management. Additionally, we have incurred indebtedness to finance past acquisitions, and would likely incur additional indebtedness to finance future acquisitions, as permitted under our senior secured credit agreement and the indentures governing our senior notes and senior subordinated notes, in which case we would also face certain financial risks associated with the incurrence of additional indebtedness to make an acquisition, such as a reduction in our liquidity, access to capital markets and financial stability.

Additionally, the types of acquisitions we will be able to make are limited by our senior secured credit agreement, which limits the amount that we may pay for an acquisition to $120 million plus additional amounts based on an unused available capital expenditure limit, certain proceeds from new equity issuances and other amounts.

Our operations and profitability could suffer if we experience labor relations problems.

As of the end of the first nine months of 2009, approximately 3,200 of our approximately 7,400 employees were covered by collective bargaining agreements with various international and local labor unions. In addition, as of September 30, 2009, we operated 84 facilities, of which 41 were union facilities operated primarily by union employees. In the U.S. our union agreements typically have a term of three or four years and thus regularly expire and require negotiation in the course of our business. In 2010, collective bargaining agreements covering approximately 830 employees in the U.S. will expire. Upon the expiration of any of our collective bargaining agreements, we may be unable to negotiate new collective bargaining agreements on terms favorable to us, and our business operations at one or more of our facilities may be interrupted as a result of labor disputes or difficulties and delays in the process of renegotiating our collective bargaining agreements. A work stoppage at one or more of our facilities could have a material adverse effect on our business, results of operations and financial condition.

Our ability to expand our operations could be adversely affected if we lose access to additional blow molding equipment.

Access to blow molding technology is important to our ability to expand our operations. We have access to a broad array of blow molding equipment and suppliers. However, if we fail to continue to access this new blow molding equipment or these suppliers, our ability to expand our operations may be materially and adversely affected until alternative sources of technology can be arranged. Graham Engineering Corporation (“Graham Engineering”) provided our company with certain sizes of wheels used in extrusion blow molding on an exclusive basis in countries and regions in which we had material sales of plastic containers. However, the Equipment Sales, Services and License Agreement with Graham Engineering expired on December 31, 2007. We have obtained alternative sources for the equipment previously supplied by Graham Engineering globally.

Our operations could expose us to substantial environmental costs and liabilities.

We are subject to a variety of national, state, foreign, provincial and/or local laws and regulations that impose limitations and prohibitions on the discharge and emission of, and establish standards for the use, disposal and management of, regulated materials and waste, and that impose liability for the costs of investigating and cleaning up, and damages resulting from, present and past spills, disposals or other releases of hazardous substances or materials. These domestic and international environmental laws can be complex and may change often, the compliance expenses can be significant and violations may result in substantial fines and penalties. In addition, environmental laws such as the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, also known as “Superfund” in the United States, impose strict, and in some cases joint and several, liability on specified responsible parties for the investigation and cleanup of contaminated soil, groundwater and buildings, and liability for damages to natural resources, at a wide range of properties. As a result, we may be liable for contamination at properties that we currently own or operate, as well as at our former properties or off-site properties where we may have sent hazardous substances. As a manufacturer, we have an inherent risk of liability under environmental laws, both with respect to ongoing operations and with respect to contamination that may have occurred in the past on our properties or as a result of our operations. We could, in the future, incur a material liability resulting from the costs of complying with environmental laws or any claims concerning noncompliance, or liability from contamination.

We cannot predict what environmental legislation or regulations will be enacted in the future, how existing or future laws or regulations will be administered or interpreted, or what environmental conditions may be found to exist at our facilities or at third party sites for which we are liable. Enactment of stricter laws or regulations, stricter interpretations of existing laws and regulations or the requirement to undertake the investigation or remediation of currently unknown environmental contamination at our own or third-party sites may require us to make additional expenditures, some of which could be material.

In addition, a number of governmental authorities, both in the United States and abroad, have considered, or are expected to consider, legislation aimed at reducing the amount of plastic wastes disposed. Programs have included, for example, mandating certain rates of recycling and/or the use of recycled materials, imposing deposits or taxes on plastic packaging material and requiring retailers or manufacturers to take back packaging used for their products. Legislation, as well as voluntary initiatives similarly aimed at reducing the level of plastic wastes, could reduce the demand for certain plastic packaging, result in greater costs for plastic packaging manufacturers or otherwise impact our business. Some consumer products companies, including some of our customers, have responded to these governmental initiatives and to perceived environmental concerns of consumers by using containers made in whole or in part of recycled plastic. Future legislation and initiatives could adversely affect us in a manner that would be material.

We had net losses in recent years and may not generate net income in the future.

For the years ended December 31, 2006, 2007 and 2008, we incurred net losses of $120.4 million, $206.1 million and $57.3 million, respectively. Continuing net losses may limit our ability to execute our strategy and we may not generate net income from operations in the future. Factors contributing to losses in recent years included, but were not limited to:

•	interest on our debt;

•	impairment of our long-lived tangible and intangible assets;

•	the write-off of deferred financing fees related to our debt refinancings; and

•	severance and other payments associated with exiting unprofitable plants.

Risks Related to Our Indebtedness

Our indebtedness could adversely affect our cash flow and our ability to operate and grow our business.

At September 30, 2009, we had $2,442.5 million of total consolidated indebtedness. In addition, at September 30, 2009, after taking into account letters of credit of $10.7 million, we had $237.3 million of revolving loan capacity under our senior secured credit facilities. Under our senior secured credit agreement, we also have available to us an uncommitted incremental loan facility in an amount of up to an additional $300.0 million, and we may incur additional indebtedness as permitted under our senior secured credit agreement and other instruments governing our indebtedness.

A significant portion of our cash flow must be used to service our indebtedness and is therefore not available to be used in our business. Our ability to generate cash flow is subject to general economic, financial, competitive, legislative, regulatory and other factors that may be beyond our control. At September 30, 2009, our contractual commitments for repayment of long-term debt (reflecting our term loan C as maturing in 2014) were $14.4 million in the fourth quarter of 2009, $638.5 million in 2010-2011, $274.1 million in 2012-2013 and $1,518.0 million in 2014, and for interest (calculated based upon our September 30, 2009 actual interest rates, including the effect of our interest rate swaps and collars) were $44.7 million in the fourth quarter of 2009, $325.4 million in 2010-2011, $246.5 million in 2012-2013 and $48.8 million in 2014.

A substantial portion of our indebtedness bears interest at floating rates. At September 30, 2009, a one percentage point change in the interest rates for our variable-rate indebtedness would impact interest expense by an aggregate of approximately $6.2 million, excluding the impact of our interest rate collar and swap agreements. Our term loan C balance of $1,194.0 million at September 30, 2009, has a LIBOR floor of 2.5%. If LIBOR rates exceed that floor, a one percentage point change in the interest rates could impact interest expense by an additional amount of approximately $11.9 million.

Our obligations in connection with our indebtedness could have important consequences. For example, they could:

•	increase our vulnerability to general adverse economic and industry conditions;

•

require us to dedicate a significant portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, acquisitions, capital expenditures, and for other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	restrict us from making strategic acquisitions or exploiting business opportunities; and

•	limit our ability to borrow additional funds.

Despite our current level of indebtedness, we may incur additional debt in the future, which could increase the risks associated with our substantial outstanding indebtedness.

We continually pursue organic growth and selectively evaluate and pursue acquisition opportunities and may incur additional indebtedness, including indebtedness under our senior secured credit facilities, to finance any such growth and acquisitions and to fund any resulting increased operating needs. If new debt is added to our current debt levels, the risks we now face related to our indebtedness could increase.

The terms of our debt instruments restrict the manner in which we conduct our business and may limit our ability to implement elements of our business strategy.

The instruments and agreements governing our indebtedness contain numerous covenants including financial and operating covenants, some of which are quite restrictive. These covenants affect, and in many respects limit, among other things, our ability to:

•	incur additional debt;

•	create liens;

•	consolidate, merge or sell assets;

•	make certain capital expenditures;

•	make certain advances, investments and loans;

•	enter into certain transactions with affiliates;

•	engage in any business other than the packaging business;

•	pay dividends; and

•	repurchase stock.

These covenants could restrict us in the pursuit of our business strategy.

We may not be able to extend the maturity of our senior secured revolving credit facility and our senior secured term loan facility, and we may obtain less favorable terms when we attempt to renew or replace them.

On May 28, 2009, certain of our lenders to our senior secured term loan facility agreed to extend the maturity of 66% of our term loans’ balance, or $1,200.0 million, to July 8, 2012, unless we are able to refinance our 8.5% senior notes due 2012 by such date, in which case the maturity of our term loans’ balance will be extended to April 5, 2014. The remaining $611.6 million of term loans, for which the maturity was not extended, will mature on October 7, 2011. Similarly, on May 28, 2009, certain of our lenders to our senior secured revolving credit facility agreed to extend the commitments with respect to $112.8 million (or 45% of total commitments) of our senior secured revolving credit facility to July 8, 2012, unless we are able to refinance our senior notes by such date, in which case the commitments will be extended to October 1, 2013. The senior secured revolving credit facility will expire on October 7, 2010 with respect to the $135.2 million of commitments that were not extended.

We may not be able to renew or replace these facilities on favorable terms as they expire, or we may not be able to renew or replace them at all. Moreover, we may not be able to refinance or repay the senior notes by July 8, 2012, in which case our credit facility and senior secured term loans will expire 91 days before our senior notes. As a result, we may incur higher borrowing costs and could have more stringent debt covenants. If financial market conditions deteriorate, our business and financial results could be materially and adversely affected.

In the event that a party acquires beneficial ownership representing voting power in our company greater than the voting power represented by the equity interests beneficially owned by Blackstone, it will trigger an event of default under our senior secured credit agreement.

In the event that a party acquires beneficial ownership representing voting power in our company greater than the voting power represented by the equity interests beneficially owned by Blackstone, an event of default under our senior secured credit agreement will be triggered. Upon the occurrence of an event of default under our senior secured credit agreement, the lenders will not be required to lend any additional amounts to us or could elect to declare all borrowings outstanding, together with accrued and unpaid interest and fees, to be due and payable, which could result in an event of default under the notes. If we were unable to repay those amounts, the lenders under our senior secured credit agreement could proceed against the collateral granted to them to secure that indebtedness. We have pledged a significant portion of our assets as collateral under our senior secured credit facility. If the lenders under our senior secured credit agreement accelerate the repayment of borrowings, we may not have sufficient assets to repay our senior secured credit agreement and our other indebtedness, including the notes, or be able to borrow sufficient funds to refinance such indebtedness. Even if we are able to obtain new financing, it may not be on commercially reasonable terms, or terms that are acceptable to us.

Risks Related to this Offering and Ownership of Our Common Stock

An active, liquid trading market for our common stock may not develop.

Prior to this offering, there has not been a public market for our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of a trading market on                      or otherwise or how active and liquid that market may become. If an active and liquid trading market does not develop, you may have difficulty selling any of our common stock that you purchase. The initial public offering price for the shares will be determined by negotiations between us, the selling stockholders and the underwriters and may not be indicative of prices that will prevail in the open market following this offering. The market price of our common stock may decline below the initial offering price, and you may not be able to sell your shares of our common stock at or above the price you paid in this offering, or at all.

You will incur immediate and substantial dilution in the net tangible book value of the shares you purchase in this offering.

Prior stockholders have paid substantially less per share of our common stock than the price in this offering. The initial public offering price of our common stock is substantially higher than the net tangible book deficit per share of outstanding common stock prior to completion of the offering. Based on our net tangible book deficit as of September 30, 2009 and upon the issuance and sale of              shares of common stock by us at an assumed initial public offering price of $             per share (the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus), if you purchase our common stock in this offering, you will pay more for your shares than the amounts paid by our existing stockholders for their shares and you will suffer immediate dilution of approximately $             per share in net tangible book value. We also have a large number of outstanding stock options to purchase common stock with exercise prices that are below the estimated initial public offering price of our common stock. To the extent that these options are exercised, you will experience further dilution.

Our stock price may change significantly following the offering, and you could lose all or part of your investment as a result.

We, the selling stockholders and the underwriters will negotiate to determine the initial public offering price. You may not be able to resell your shares at or above the initial public offering price due to a number of factors such as those listed in “—Risks Related to Our Business” and the following, some of which are beyond our control:

•	quarterly variations in our results of operations;

•	results of operations that vary from those of our competitors;

•	changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

•	announcements by us, our competitors or our vendors of significant contracts, acquisitions, joint marketing relationships, joint ventures or capital commitments;

•	announcements by third parties of significant claims or proceedings against us;

•	future sales of our common stock; and

•	changes in investor sentiment toward the stock of packaging companies in general and plastic packaging companies in particular.

Furthermore, the stock market recently has experienced extreme volatility that in some cases has been unrelated or disproportionate to the operating performance of particular companies. These broad market and industry fluctuations may adversely affect the market price of our common stock, regardless of our actual operating performance.

In the past, following periods of market volatility, stockholders have instituted securities class action litigation. If we were involved in securities litigation, it could have a substantial cost and divert resources and the attention of executive management from our business regardless of the outcome of such litigation.

If we or our existing investors sell additional shares of our common stock after this offering, the market price of our common stock could decline.

The market price of our common stock could decline as a result of sales of a large number of shares of common stock in the market after this offering, or the perception that such sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. After the completion of this offering, we will have              million shares of common stock outstanding (              million shares if the underwriters exercise their option to purchase additional shares in full). This number includes              million shares that are being sold in this offering, which may be resold immediately in the public market, and at least              and              shares of our common stock that will be held by Blackstone and the Graham Family, respectively.

In connection with this offering, we have agreed, except in limited circumstances, not to sell shares of common stock for 180 days after the date of this prospectus (or such longer period as described under “Shares Eligible for Future Sale—Lock-Up Agreements”). Additionally, certain stockholders and our executive officers and directors have agreed, except in limited circumstances, not to sell an aggregate of              shares of common stock owned by them and options exercisable for a maximum of an additional shares of common stock, or the common stock underlying those options, for 180 days after the date of this prospectus (or such longer period as described under “Shares Eligible for Future Sale—Lock-Up Agreements”) without the lead underwriters’ consent. In addition, pursuant to a registration rights agreement, we have granted certain stockholders the right to cause us, in certain instances, at our expense, to file registration statements under the Securities Act covering resales of our common stock held by them. These shares will represent approximately     % of our outstanding common stock after this offering, or     % if the underwriters exercise their option to purchase additional shares in full. These shares also may be sold pursuant to Rule 144 under the Securities Act, depending on their holding period and subject to restrictions in the case of shares held by persons deemed to be our affiliates. As restrictions on resale end or if these stockholders exercise their registration rights, the market price of our stock could decline if the holders of restricted shares sell them or are perceived by the market as intending to sell them. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement” and “Shares Eligible for Future Sale.”

As of                     , 2009, after giving effect to the IPO Reorganization,              shares of our common stock would have been outstanding,              shares would have been issuable upon the exercise of outstanding vested stock options under our stock incentive plans, and              shares would have been subject to outstanding unvested stock options and restricted stock grants under our stock incentive plans. Shares acquired upon the exercise of vested options under our stock incentive plan will first become eligible for resale days after the date of this prospectus. Sales of a substantial number of shares of our common stock following the vesting of outstanding stock options could cause the market price of our common stock to decline.

The interests of Blackstone may be in conflict with your interests.

Immediately following the completion of this offering, Blackstone will beneficially own     % of our common stock and voting power or     % if the underwriters exercise their option to purchase additional shares in full. As a result, Blackstone will have the ability to elect all of the members of our board of directors and thereby control our policies and operations, including the appointment of management, future issuances of our common stock or other securities, the payments of dividends, if any, on our common stock, the incurrence of debt by us, amendments to our certificate of incorporation and bylaws, and the entering into of extraordinary transactions, and their interests may not in all cases be aligned with your interests. In addition, Blackstone may have an interest in pursuing acquisitions, divestitures and other transactions that, in their judgment, could enhance their equity investment, even though such transactions might involve risks to you. For example, Blackstone could cause us to make acquisitions that increase our indebtedness or to sell revenue-generating assets.

Additionally, Blackstone is in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. Blackstone may also pursue acquisition opportunities that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us. So long as Blackstone continues to own, directly or indirectly, a significant amount of our common stock and voting power, even if such amount is less than 50%, Blackstone will be able to significantly influence the outcome of matters requiring stockholder approval and will be able to cause or prevent a change of control of our company or a change in the composition of our board of directors and could preclude any unsolicited acquisition of our company. The concentration of ownership could deprive you of an opportunity to receive a premium for our common stock as part of a sale of our company and might ultimately affect the market price of our common stock.

Because we may not pay cash dividends on our common stock for the foreseeable future, you may not receive any return on investment unless you sell our common stock for a price greater than that which you paid for it.

We currently intend to retain future earnings, if any, for future operation, debt reduction and expansion, and do not anticipate paying any cash dividends for the foreseeable future. Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, our results of operations, financial condition, level of indebtedness, cash requirements, contractual restrictions and other factors that our board of directors may deem relevant. In addition, our ability to pay dividends may be limited by covenants of any existing and future indebtedness we or our subsidiaries incur, including the senior secured credit agreement and the indentures. As a result, you may not receive any return on an investment in our common stock unless you sell our common stock for a price greater than that which you paid for it.

We will have anti-takeover provisions in our organizational documents that may discourage a change of control.

Certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by our stockholders.

These provisions provide for, among other things:

•	a classified board of directors with staggered three-year terms;

•	the removal of directors only for cause and only with the affirmative vote of holders of at least a majority of the shares of our common stock entitled to vote in the election of directors;

•	advance notice for nominations of directors by stockholders and for stockholders to include matters to be considered at our annual meetings; and

•	no ability for stockholders to call special stockholder meetings.

In addition, Section 203 of the DGCL may, under certain circumstances, make it more difficult for a person who would be an “interested stockholder” (defined generally as a person with 15% or more of a corporation’s outstanding voting stock) to effect a “business combination” (defined generally as mergers, consolidations and certain other transactions, including sales, leases or other dispositions of assets with an aggregate market value equal to 10% or more of the aggregate market value of the corporation) with our company for a three-year period.

These anti-takeover provisions could make it more difficult for a third party to acquire our company, even if the third party’s offer may be considered beneficial by many of our stockholders. As a result, our stockholders may be limited in their ability to obtain a premium for their shares.

We are a “controlled company” within the meaning of the              rules and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

After completion of this offering, Blackstone will continue to control a majority of the voting power of our outstanding common stock. As a result, we are a “controlled company” within the meaning of the corporate governance standards. Under these rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:

•	the requirement that a majority of the board of directors consist of independent directors;

•

the requirement that we have a nominating/corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement for an annual performance evaluation of the nominating/corporate governance and compensation committees.

Following this offering, we intend to utilize these exemptions. As a result, we will not have a majority of independent directors, our nominating/corporate governance committee, if any, and compensation committee will not consist entirely of independent directors and such committees will not be subject to annual performance evaluations. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the                     .

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” within the meaning of the federal securities laws. All statements other than statements of historical facts included in this prospectus, including statements regarding our future financial position, economic performance and results of operations, as well as our business strategy, budgets and projected costs and plans and objectives of management for future operations, and the information referred to under “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” are forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe” or “continue” or similar terminology. These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about our industry, management’s beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond our control. Accordingly, you are cautioned that any such forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Although we believe that the expectations reflected in such forward-looking statements are reasonable as of the date made, expectations may prove to have been materially different from the results expressed or implied by such forward-looking statements. Unless otherwise required by law, we also disclaim any obligation to update our view of any such risks or uncertainties or to announce publicly the result of any revisions to the forward-looking statements made in this prospectus. Important factors that could cause actual results to differ materially from our expectations include, without limitation:

•	increased competition in our industry which could lead to a decline in prices of plastic packaging;

•	our ability to develop product innovations and improve our production technology and expertise;

•	infringement of our proprietary technology;

•	our dependence on significant customers and the risk that customers will not purchase our products in the amounts expected by us under their requirements contracts;

•	that the majority of our sales are made pursuant to requirements contracts;

•	our exposure to fluctuations in resin prices and our dependence on resin supplies;

•	risks associated with our international operations;

•	our recovery of the carrying value of our long-lived assets;

•	our realization of the carrying value of our goodwill and other identifiable intangible assets;

•	risks associated with a significant portion of our employees being covered by collective bargaining agreements;

•	our ability to successfully integrate our business with those of other businesses that we may acquire;

•	our dependence on key management and the material adverse effect that could result from the loss of their services;

•	our dependence on additional blow molding equipment in order to be able to expand our operations;

•	risks associated with environmental regulation and liabilities;

•	our recent net losses;

•	our indebtedness, which could adversely affect our cash flow and our ability to operate and grow our business;

•	that despite our current levels of indebtedness, we may incur additional debt in the future, which could increase the risks associated with our leverage;

•	the terms of our debt instruments, which restrict the manner in which we conduct our business and may limit our ability to implement elements of our business strategy;

•	our inability to extend the maturity or renew our debt facilities; and

•	the acquisition of voting power in our company greater than the voting power owned by Blackstone may trigger an event of default under our credit agreement.

All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements as well as other cautionary statements that are made from time to time in our other SEC filings and public communications. You should evaluate all forward-looking statements made in this prospectus in the context of these risks and uncertainties.

We caution you that the important factors referenced above may not contain all of the factors that are important to you.

THE IPO REORGANIZATION

Immediately prior to, and in connection with, this offering, we will undergo a reorganization in which GPC Capital Corp. II, a Delaware corporation and a wholly-owned subsidiary of Graham Packaging Holdings Company, will change its name to Graham Packaging Company Inc. and exchange newly issued shares of its common stock for all of the partnership interests of its existing parent Graham Packaging Holdings Company, a Pennsylvania limited partnership. We will undergo the IPO Reorganization solely in order to be able to effect this offering. Prior to this offering, GPC Capital Corp. II has had no operations.

Graham Packaging Holdings Company is currently owned, directly or indirectly, by Blackstone, members of our management and other investors, who collectively own an 81.0% limited partnership interest and a 4.0% general partnership interest, and by the Graham Family, who owns a 14.3% limited partnership interest and a 0.7% general partnership interest. In the IPO Reorganization, Graham Packaging Company Inc. will exchange newly issued shares of its common stock for all of these partnership interests. After the IPO Reorganization and this offering, Blackstone, the Graham Family and members of management will beneficially own             %,             % and             % of our outstanding common stock, respectively, with market values of $             million, $             million and $             million, based on an assumed initial public offering price of $             (the mid-point of the estimated initial public offering price range set forth on the cover age of this prospectus).

Upon the exchange of our common stock for the partnership interests of Graham Packaging Holdings Company, Graham Packaging Holdings Company will liquidate and all of its assets will be transferred to Graham Packaging Company Inc. Simultaneous with the exchange of stock for partnership interests, Graham Packaging Holdings Company options held by management will become options to purchase our common stock.

The IPO Reorganization will result in us becoming a taxable entity for U.S. federal and state income tax purposes. We estimate, on a pro forma basis, that we would have recorded an adjustment to net deferred tax balances of approximately $0.9 million as further described in note (a) to the unaudited pro forma condensed consolidated balance sheet.

The following charts show our organizational structure both before and after the IPO Reorganization and this offering:

Before the IPO Reorganization and this Offering

After the IPO Reorganization and this Offering

Graham Packaging Holdings Company is currently owned by (i) BMP/Graham Holdings Corp. (93.7% owned by Blackstone, 6.0% owned by other investors and 0.3% owned by management), which owns an 80.9% limited partnership interest; (ii) BCP/Graham Holdings LLC (wholly-owned by BMP/Graham Holdings Corp.), which owns a 4.0% general partnership interest; (iii) the Graham Family, which owns a 14.3% limited partnership interest; (iv) Graham Packaging Corporation (indirectly owned by the Graham Family), which owns a 0.7% general partnership interest; and (v) other investors who own a 0.1% limited partnership interest. Prior to the IPO Reorganization, management owns, directly or indirectly, an 8.1% interest in Graham Packaging Holdings Company on a fully diluted basis.

Graham Packaging Holdings Company owns, and Graham Packaging Company Inc. will own, a 99% limited partnership interest in the Operating Company, and GPC Opco GP LLC, a wholly-owned subsidiary of Graham Packaging Holdings Company, owns a 1% general partnership interest in the Operating Company.

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $             million from the sale of              shares of our common stock in this offering, assuming an initial public offering price of $             per share, the mid-point of the estimated price range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering for repayment of a portion of our term loans. Our term loan B expires on October 7, 2011 and bears interest at LIBOR plus 2.25% (2.55% at September 30, 2009). Our term loan C expires on the earlier of April 5, 2014, or July 8, 2012, subject to the repayment of our senior notes, and carries an interest rate of LIBOR (subject to a floor of 2.5%) plus 4.25% (6.75% at September 30, 2009).

We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders.

DIVIDEND POLICY

We do not anticipate paying any cash dividends for the foreseeable future, and instead intend to retain earnings, if any, for future operation and expansion. Any decision to pay dividends in the future will be at the discretion of our board of directors and will depend on, among other things, our results of operations, financial condition, level of indebtedness, cash requirements, contractual restrictions and other factors that our board of directors may deem relevant. In addition, our ability to pay dividends may be limited by covenants of any existing and future outstanding indebtedness we or our subsidiaries incur, including our senior secured credit agreement and indentures.

DILUTION

As of September 30, 2009, we had a net tangible book deficit of $1,227.6 million, or $             per share, after giving effect to the IPO Reorganization. Net tangible book value per share is equal to total tangible assets (total assets less intangible assets) less total liabilities, divided by the number of shares of common stock then outstanding. Without taking into account any adjustment in net tangible book value attributable to operations after September 30, 2009, after giving effect to the sale by us of shares in this offering at an assumed initial public offering price of $            , our adjusted net tangible book deficit as of September 30, 2009, after deduction of the underwriting discount and estimated offering expenses and the application of the estimated net proceeds as described under “Use of Proceeds,” would have been approximately $             million, or $             per share. This represents an immediate increase in net tangible book value of $             per share to existing stockholders and an immediate dilution of $             per share to new investors. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders.

The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Net tangible book deficit per share as of September 30, 2009 after giving effect to the IPO Reorganization	$
Increase per share attributable to new investors

Net tangible book deficit per share after this offering

Dilution per share to new investors		$

The computations made above do not give effect to             shares of common stock issuable upon exercise of stock options outstanding as of September 30, 2009, which are currently exercisable at a weighted average exercise price of $             per share. To the extent that shares of common stock are issued in connection with the exercise of stock options, there will be less dilution to new investors. If all of these options had been exercised as of September 30, 2009, the dilution per share to new investors would have been $            .

The following table summarizes as of September 30, 2009 the relative investments of all existing stockholders and new investors, giving effect to our sale of shares in this offering at an assumed initial public offering price of $            per share after deduction of the underwriting discount and offering expenses payable by us:

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors			%			%

Total			%	$		%	$

CAPITALIZATION

The following table sets forth the capitalization on an unaudited, actual basis of Graham Packaging Holdings Company as of September 30, 2009 and the capitalization of Graham Packaging Company Inc. on an unaudited, pro forma basis, assuming an initial public offering price of $              per share (the mid-point of the price range set forth on the cover page of this prospectus). We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders. See “Use of Proceeds.”

	As of September 30, 2009
	Actual	Pro Forma
	(In millions)
Cash and cash equivalents	$196.8	$196.8

Long-term debt, including current portion:
Senior secured credit agreement (1):
Senior secured revolving credit facility	$—	$—
Senior secured term loans:
Term loan B	611.6	501.5
Term loan C (2)	1,172.9	961.8

	1,784.5	1,463.3
8.5% senior notes, due 2012	250.0	250.0
9.875% senior subordinated notes, due 2014	375.0	375.0
Other debt	33.0	33.0

Total debt	2,442.5	2,121.3
Partners’ capital/stockholders’ equity (deficit) (3):
Partners’ capital (deficit)	(825.6)	—
Common stock, 1,000 shares authorized, 1,000 shares issued and outstanding, actual; shares authorized, shares issued and outstanding, pro forma	—	0.9
Additional paid-in capital	—	(473.6)
Notes and interest receivable for ownership interests	(2.1)	(6.5)
Retained earnings (deficit)	—	(27.3)
Accumulated other comprehensive loss	(41.9)	(41.9)

Total partners’ capital/stockholders’ equity (deficit)	(869.6)	(548.4)

Total capitalization	$1,572.9	$1,572.9

(1)	Represents debt of the Operating Company. A maximum of $237.3 million was available for borrowing under our senior secured revolving credit facility. As of September 30, 2009, $10.7 million of letters of credit were outstanding and we had no borrowings under our senior secured revolving credit facilities. See “Description of Indebtedness.”
(2)	Consists of $1,194.0 million principal amount net of $21.1 million unamortized discount (actual) and $979.1 million principal amount net of $17.3 million unamortized discount (on a pro forma basis).
(3)	Pro forma basis reflects (i) the reclassification of Partners’ capital (deficit) to Common stock, Additional paid-in capital and Notes and interest receivable for ownership interests; (ii) the recording of net deferred taxes through Additional paid-in capital and Retained earnings (deficit); (iii) the net proceeds from this offering and the application of such proceeds to repay debt; and (iv) the write-off of $4.7 million of deferred financing fees and unamortized discount on debt repaid.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

The following unaudited pro forma condensed consolidated financial statements have been derived by the application of pro forma adjustments to the historical consolidated financial statements of Graham Packaging Holdings Company included elsewhere in this prospectus. The unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 2008 and for the nine months ended September 30, 2009 give effect to the IPO Reorganization described under “The IPO Reorganization” and this offering as if those transactions had occurred on January 1, 2008. The unaudited pro forma condensed consolidated balance sheet as of September 30, 2009 gives effect to the IPO Reorganization and this offering as if those transactions had occurred on September 30, 2009. The pro forma adjustments are based upon available information and upon assumptions that our management believes are reasonable in order to reflect, on a pro forma basis, the impact of these transactions on the historical financial information of Graham Packaging Holdings Company. The pro forma adjustments are described in the accompanying notes.

The unaudited pro forma condensed consolidated financial statements should not be considered indicative of actual results that would have been achieved had the IPO Reorganization and this offering been consummated on the dates indicated and do not purport to indicate balance sheet data or results of operations as of any future date or for any future period. The unaudited pro forma condensed consolidated financial statements should be read in conjunction with the historical consolidated financial statements of Graham Packaging Holdings Company and the related notes included elsewhere in this prospectus.

GRAHAM PACKAGING COMPANY INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

As of September 30, 2009

(In millions)

	Actual Graham Packaging Holdings Company	IPO Reorganization Adjustments		Offering Adjustments		Pro Forma Graham Packaging Company Inc.
ASSETS
Current assets:
Cash and cash equivalents	$196.8					$196.8
Accounts receivable, net	221.6					221.6
Inventories	189.9					189.9
Deferred income taxes	3.0					3.0
Prepaid expenses and other current assets	38.4					38.4

Total current assets	649.7					649.7
Property, plant and equipment, net	1,045.7					1,045.7
Intangible assets, net	43.8					43.8
Goodwill	294.4					294.4
Other non-current assets	34.0	$13.4	(a)	$(0.9	)(c)	46.5

Total assets	$2,067.6	$13.4		$(0.9)		$2,080.1

LIABILITIES AND PARTNERS’ CAPITAL/ STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Current portion of long-term debt	$33.0			$(2.4	)(d)	$30.6
Accounts payable	131.0					131.0
Accrued expenses and other current liabilities	211.5	$18.0	(a)			229.5
Deferred revenue	30.5					30.5

Total current liabilities	406.0	18.0		(2.4)		421.6
Long-term debt	2,409.5			(318.8	)(d)	2,090.7
Deferred income taxes	19.1	(5.5	)(a)			13.6
Other non-current liabilities	102.6					102.6
Commitments and contingencies
Partners’ capital/stockholders’ equity (deficit):
Partners’ capital (deficit)	(825.6)	825.6	(b)
Common stock 1,000 shares authorized, 1,000 shares issued and outstanding, actual; shares authorized, shares issued and outstanding, pro forma	—	0.7	(b)	0.2	(e)	0.9
Additional paid-in capital (deficit)		23.5	(a)	324.8	(e)	(473.6)
		(821.9	)(b)
Notes and interest receivable for ownership interests	(2.1)	(4.4	)(b)			(6.5)
Retained earnings (deficit)	—	(22.6	)(a)	(4.7	)(f)	(27.3)
Accumulated other comprehensive loss	(41.9)					(41.9)

Total partners’ capital/stockholders’ equity (deficit)	(869.6)	0.9		320.3		(548.4)

Total liabilities and partners’ capital/stockholders’ equity (deficit)	$2,067.6	$13.4		$(0.9)		$2,080.1

See accompanying notes.

GRAHAM PACKAGING COMPANY INC.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

(a)	Reflects the estimated adjustment to net deferred income tax balances that would have been recorded on a pro forma basis as a result of the IPO Reorganization. These adjustments relate to differences between the financial reporting and tax bases of our assets and liabilities arising from (in millions):

Differences between the financial reporting and tax bases of Graham Packaging Company Inc.’s assets and liabilities arising from the 1998 recapitalization and the tax benefit of subsequent net operating losses (which will be recorded through additional paid-in capital). This adjustment consists of $260.3 million of net deferred tax assets, offset by a valuation allowance of $236.8 million	$23.5
Impact of us becoming a taxable entity, for U.S. federal and state income tax purposes, offset by the impact of rate changes for withholding taxes on unremitted foreign earnings (which will be recorded through earnings)	(22.6)

Total net adjustment to stockholders’ equity (deficit)	$0.9

These adjustments are reflected in the following accounts:

Increase in non-current deferred tax assets	$13.4
Increase in current deferred tax liabilities	18.0
(Decrease) in non-current deferred tax liabilities	(5.5)

Total net adjustment to stockholders’ equity (deficit)	$0.9

Actual deferred tax assets and liabilities will be determined at the closing of the IPO Reorganization and this offering based on facts existing on such date, and may differ materially from the amounts presented above depending on a number of factors, including Graham Packaging Company Inc.’s completion of final valuations by legal entity and assessment of the realizability of net operating loss carryforwards and other tax attributes, including an assessment of Section 382 of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”) limitations on the utilization of net operating loss carryforwards. In addition, management has not completed an assessment of uncertain tax positions in accordance with ASC 740-10 “Income Taxes;” management expects to complete this assessment in the period during which the IPO Reorganization occurs.

(b)	Prior to the closing of this offering, we will complete the IPO Reorganization in which we will:

•	change GPC Capital Corp. II’s name to Graham Packaging Company Inc.;

•	exchange shares of our newly issued common stock for all of the general and limited partnership interests of our parent, Graham Packaging Holdings Company; and

•

exchange options to purchase              shares of our common stock for all of the options of Graham Packaging Holdings Company, on the same economic terms and conditions as the Graham Packaging Holdings Company options.

As a result of these transactions, we will become the parent company of the Operating Company and our Partners’ capital (deficit) will be reflected as Common stock and Additional paid-in capital (deficit) and Notes and interest receivable for ownership interests. The IPO Reorganization will be accounted for as a combination of entities under common control with no change in the historical accounting basis of Graham Packaging Holdings Company, other than as required by the change in tax status described in note (a) above. Subsequent to September 30, 2009, certain of our executive officers repaid loans made by us in an amount equal to $0.3 million. For further information related to Notes and interest receivable for ownership interests, see note 21, “Transactions with Related Parties,” of the notes to condensed consolidated financial statements (unaudited) for the nine months ended September 30, 2009 included elsewhere in this prospectus.

(c)	Reflects the write-off of debt issuance fees relating to debt repaid.

(d)	Reflects the repayment of $110.1 million of aggregate principal amount of term loan B and $214.9 million of aggregate principal amount of term loan C, net of $3.8 million of unamortized discount.

(e)	Reflects the assumed proceeds to our company from this offering of $350.0 million, after deducting underwriting discount and commissions and estimated offering expenses payable by us of $25.0 million.

(f)	Reflects non-recurring adjustments to retained earnings (deficit) resulting from the write-off of $0.9 million of debt issuance fees and $3.8 million of unamortized discount related to debt repaid.

GRAHAM PACKAGING COMPANY INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2008

(In millions, except units/shares and per unit/share data)

	Actual Graham Packaging Holdings Company	IPO Reorganization Adjustments		Offering Adjustments		Pro Forma Graham Packaging Company Inc.
Net sales	$2,559.0						$2,559.0
Cost of goods sold	2,182.8						2,182.8

Gross profit	376.2						376.2
Selling, general and administrative expenses	127.5						127.5
Asset impairment charges	96.1						96.1
Net loss on disposal of property, plant and equipment	6.8						6.8

Operating income	145.8						145.8
Interest expense	180.1			$(19.7	)(b)		160.4
Interest income	(0.8)						(0.8)
Other expense, net	0.4						0.4

Loss before income taxes	(33.9)			19.7			(14.2)
Income tax provision	12.9	$0.5	(a)	—	(d)		13.4

Loss from continuing operations	$(46.8)	$(0.5)		$19.7			$(27.6)

Loss from continuing operations per unit/share (e):
Basic	$(3,496.17)					$
Diluted	$(3,496.17)					$
Weighted average shares outstanding:
Basic	13,377.859
Diluted	13,377.859

See accompanying notes.

GRAHAM PACKAGING COMPANY INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

For the Nine Months Ended September 30, 2009

(In millions, except units/shares and per unit/share data)

	Actual Graham Packaging Holdings Company	IPO Reorganization Adjustments		Offering Adjustments		Pro Forma Graham Packaging Company Inc.
Net sales	$1,736.4						$1,736.4
Cost of goods sold	1,418.1						1,418.1

Gross profit	318.3						318.3
Selling, general and administrative expenses	89.4						89.4
Asset impairment charges	14.2						14.2
Net loss on disposal of property, plant and equipment	4.4						4.4

Operating income	210.3						210.3
Interest expense	127.0			$(11.6	)(b)		115.4
Interest income	(0.8)						(0.8)
Gain on debt extinguishment	(0.8)			0.1	(c)		(0.7)
Other income, net	(2.0)						(2.0)

Income before income taxes	86.9			11.5			98.4
Income tax provision (benefit)	16.5	$(0.2	)(a)	—	(d)		16.3

Income from continuing operations	$70.4	$0.2		$11.5			$82.1

Income from continuing operations per unit/share (e):
Basic	$5,262.70					$
Diluted	$5,246.56					$
Weighted average units/shares outstanding:
Basic	13,386.947
Diluted	13,428.124

See accompanying notes.

GRAHAM PACKAGING COMPANY INC.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED

STATEMENTS OF OPERATIONS

(a)	Reflects the estimated tax provision that would have been recorded had Graham Packaging Holdings Company been subject to domestic federal and state income taxes as a result of being a taxable entity for all periods presented as a result of the IPO Reorganization using an assumed statutory tax rate of 39.3% for the year ended December 31, 2008 and 39.1% for the nine months ended September 30, 2009, offset by a valuation allowance for federal and state income taxes with the remaining expense (benefit) primarily relating to rate differences for withholding taxes on un-remitted foreign earnings.

(b)	Reflects the net adjustment to interest expense as a result of the repayment of a portion of our term loans with the net proceeds of this offering.

(c)	Reflects the reduction to the gain on debt extinguishment, assuming the repayment of our term loan B and term loan C had occurred on January 1, 2008.

(d)	Pro forma provision for income taxes for the tax effect of the pro forma adjustments to interest expense, at an assumed statutory tax rate of 39.3% for the year ended December 31, 2008 and 39.1% for the nine months ended September 30, 2009 that has been fully offset by a valuation allowance.

(e)	Pro forma basic and diluted earnings per share have been calculated in accordance with the SEC rules for initial public offerings. These rules require that the weighted average share calculation give retroactive effect to any changes in Graham Packaging Company Inc.’s capital structure as well as the number of shares the proceeds of which will be used to repay any debt as reflected in the pro forma adjustments:

•

Pro forma weighted average shares for purposes of the pro forma basic net income (loss) per share calculation reflects actual partnership units of Graham Packaging Holdings Company outstanding on December 31, 2008 and September 30, 2009, respectively, adjusted for the conversion of units to shares of Graham Packaging Company Inc. at an exchange ratio of approximately              shares of Graham Packaging Company Inc. common stock for each partnership unit of Graham Packaging Holdings Company pursuant to the IPO Reorganization, plus the              shares of Graham Packaging Company Inc. common stock issued for the proceeds described in note (e) to the pro forma balance sheet which will be used to pay down debt.

•

Pro forma weighted average shares for purposes of the pro forma diluted net income (loss) per share calculation has been further adjusted to reflect the conversion of options in Graham Packaging Holdings Company to options of Graham Packaging Company Inc. Since Graham Packaging Holdings Company had a pro forma net loss for the year ended December 31, 2008,              shares issuable pursuant to the options that would have had an anti-dilutive effect have been excluded from the computation of pro forma diluted earnings (loss) per share for this period. For the nine months ended September 30, 2009,              options have been excluded from the calculation of pro forma diluted earnings per share due primarily to related contingencies not being met as of September 30, 2009.

•

Using the assumptions outlined above, pro forma income (loss) per unit/share was calculated by dividing net income (loss) from continuing operations by the weighted average number of units/shares as follows assuming the transaction occurred on January 1, 2008:

	Actual Graham Packaging Holdings Company	Pro forma Graham Packaging Company Inc.
For the year ended December 31, 2008

Weighted average units/shares outstanding—basic	13,377.859
Incremental shares/units on exercise of options	—

Weighted average units/shares outstanding—diluted	13,377.859

For the nine months ended September 30, 2009

Weighted average units/shares outstanding—basic	13,386.947
Incremental shares/units on exercise of options	41.177

Weighted average units/shares outstanding—diluted	13,428.124

Pro forma income from continuing operations does not include the following non-recurring items which will be charged to earnings in the quarter in which the IPO Reorganization occurs and we repay a portion of our indebtedness. If these transactions had occurred in the quarter ended September 30, 2009, on a pro forma basis, after giving effect to those transactions, these charges would have been:

•	An expense of $4.7 million resulting from the write-off of debt issuance fees and unamortized discount related to the indebtedness repaid; and

•

A one-time charge to earnings to record a net deferred tax liability of $22.6 million that we will recognize as a result of becoming a taxable entity. See note (a) to the unaudited pro forma condensed consolidated balance sheet.

SELECTED FINANCIAL DATA

The following tables set forth our selected historical consolidated financial data for and at the end of each of the years in the five-year period ended December 31, 2008, and for the nine-month periods ended September 30, 2008 and 2009, respectively. The selected consolidated statement of operations data and the selected consolidated cash flow data for the years ended December 31, 2006, 2007 and 2008, and the selected consolidated balance sheet data as of December 31, 2008 and 2009, have been derived from Graham Packaging Holdings Company’s audited consolidated financial statements appearing elsewhere in this prospectus. The selected consolidated statement of operations data and the selected consolidated cash flow data for the years ended December 31, 2004 and 2005, and the selected consolidated balance sheet data as of December 31, 2004, 2005 and 2006, presented below, have been derived from audited consolidated financial statements not included in this prospectus. The selected consolidated financial data as of and for the nine-month periods ended September 30, 2008 and 2009 have been derived from unaudited consolidated financial statements, which, in the opinion of management, include all adjustments, consisting only of usual recurring adjustments, necessary for fair presentation of such data. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year or any future period.

We signed a letter of intent in the second quarter of 2009 to sell all of the shares of our wholly-owned subsidiary Graham Emballages Plastiques S.A.S., located in Meaux, France, to an independent third party for one euro. The agreement of sale has been signed by all parties and we expect that the transaction will be completed in the fourth quarter of 2009. Our exit from this location was due to its failure to meet internal financial performance criteria. During the third quarter of 2009, we determined that the results of operations for this location, which had previously been reported in the Europe segment, would be reported as discontinued operations, in accordance with the guidance under ASC 205-20, “Discontinued Operations.” Our consolidated statements of operations have been restated to reflect these discontinued operations. Accordingly, the selected financial data below, unless otherwise indicated, is based on results from continuing operations.

The following table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements included elsewhere in this prospectus.

	Year Ended December 31,					Nine Months Ended September 30,
	2004 (1)	2005	2006	2007	2008	2008	2009
						(Unaudited)
	(In millions)
STATEMENT OF OPERATIONS DATA:
Net sales (2)	$1,328.6	$2,447.8	$2,500.4	$2,470.9	$2,559.0	$2,003.4	$1,736.4
Cost of goods sold (2)	1,134.0	2,152.5	2,211.7	2,128.7	2,182.8	1,701.1	1,418.1

Gross profit (2)	194.6	295.3	288.7	342.2	376.2	302.3	318.3
Selling, general and administrative expenses	86.2	127.2	131.3	136.2	127.5	100.9	89.4
Asset impairment charges (3)	7.0	7.0	25.9	157.7	96.1	11.8	14.2
Net loss on disposal of fixed assets	1.2	13.7	14.3	19.5	6.8	5.6	4.4

Operating income	100.2	147.4	117.2	28.8	145.8	184.0	210.3
Interest expense (4)	140.5	184.7	207.3	210.4	180.1	135.1	127.0
Interest income	(0.3)	(0.6)	(0.6)	(0.9)	(0.8)	(0.5)	(0.8)
Gain on debt extinguishment	—	—	—	—	—	—	(0.8)
Other expense (income), net	0.3	0.9	2.2	2.0	0.4	(0.8)	(2.0)
Income tax (benefit) provision (5)	(2.1)	14.4	27.6	19.7	12.9	10.7	16.5

Income (loss) from continuing operations	(38.2)	(52.0)	(119.3)	(202.4)	(46.8)	39.5	70.4
Loss from discontinued operations	(2.4)	(0.6)	(1.1)	(3.7)	(10.5)	(1.7)	(3.9)

Net income (loss)	$(40.6)	$(52.6)	$(120.4)	$(206.1)	$(57.3)	$37.8	$66.5

BALANCE SHEET DATA (at period end) (6):
Cash and cash equivalents	$22.1	$26.7	$13.3	$18.3	$43.9	$110.9	$196.8
Working capital (7)	188.4	249.2	158.4	186.2	190.5	165.9	79.9
Total assets	2,505.0	2,562.4	2,441.9	2,233.8	2,006.9	2,251.4	2,067.6
Total debt (8)	2,465.2	2,638.3	2,546.9	2,534.3	2,499.2	2,509.9	2,442.5
Partners’ capital (deficit)	(434.1)	(493.7)	(597.8)	(787.4)	(959.3)	(754.2)	(869.6)

OTHER DATA:
Cash flow provided by (used in) (6):
Operating activities	$107.5	$120.0	$263.0	$174.2	$211.2	$216.7	$308.2
Investing activities	(1,382.5)	(261.4)	(172.4)	(149.1)	(144.4)	(96.0)	(105.0)
Financing activities	1,288.4	147.9	(104.6)	(23.2)	(33.6)	(26.4)	(53.1)
Depreciation and amortization (9)	112.1	201.1	205.5	203.0	177.3	133.1	118.6

(1)	On October 7, 2004, we acquired O-I Plastic for $1,191.8 million, including direct costs of the acquisition. Amounts shown under the caption “Investing activities” include cash paid, net of cash acquired, in the acquisition. This transaction was accounted for under the purchase method of accounting. Results of operations are included since the date of the acquisition.
(2)	Net sales increase or decrease based on fluctuations in resin prices. Consistent with industry practice and as permitted under agreements with our customers, resin price changes are passed through to customers by means of corresponding changes in product pricing.
(3)	We evaluated the recoverability of our long-lived tangible and intangible assets in selected locations, due to indicators of impairment, and recorded impairment charges of $7.0 million, $6.6 million, $14.2 million, $156.6 million, $94.7 million, $11.8 million and $14.2 million for the years ended December 31, 2004, 2005, 2006, 2007 and 2008 and for the nine months ended September 30, 2008 and 2009, respectively. Goodwill is reviewed for impairment on at least an annual basis. The resulting impairment charges recognized, based on a comparison of the related net book value of the location to projected discounted future cash flows of the reporting unit, were $0.4 million, $11.7 million, $1.1 million and $1.4 million for the years ended December 31, 2005, 2006, 2007 and 2008, respectively. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations” for a further discussion.

(4)	The years ended December 31, 2004, 2006 and 2007 and the nine months ended September 30, 2009 included the effects of the refinancing of our prior and current senior credit agreements, which resulted in the write-offs of debt issuance fees of $20.9 million, $2.1 million, $4.5 million and $9.3 million, respectively, and the write-off of tender and call premiums of $15.2 million for the year ended December 31, 2004, associated with the redemption of our prior senior subordinated notes and senior discount notes.
(5)	As limited partnerships, Graham Packaging Holdings Company and the Operating Company are not subject to U.S. federal income taxes or most state income taxes. Instead, taxes are assessed to Graham Packaging Holdings Company’ partners based on their distributive share of the income of Graham Packaging Holdings Company. Certain U.S. subsidiaries acquired as part of O-I Plastic are corporations subject to U.S. federal and state income taxes. Our foreign operations are subject to tax in their local jurisdictions. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to reverse.
(6)	Includes both continuing and discontinued operations.
(7)	Working capital is defined as current assets, less cash and cash equivalents, minus current liabilities, less current maturities of long-term debt.
(8)	Total debt includes capital lease obligations.
(9)	Depreciation and amortization includes continuing and discontinued operations, and excludes asset impairment charges and amortization of debt issuance fees, which is included in interest expense.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with “Selected Financial Data” and the financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including but not limited to those described in the “Risk Factors” section of this prospectus. Actual results may differ materially from those contained in any forward-looking statements. You should read “Special Note Regarding Forward-Looking Statements” and “Risk Factors.”

Overview

We are a worldwide leader in the design, manufacture and sale of value-added, custom blow molded plastic containers for branded consumer products. We operate in product categories where customers and end users value the technology and innovation that our custom plastic containers offer as an alternative to traditional packaging materials such as glass, metal and paperboard. We selectively pursue opportunities where we can leverage our technology portfolio to continue to drive the trend of conversion to plastic containers from other packaging materials. Our customers include leading multi-national and regional blue-chip consumer product companies that seek customized, sustainable plastic container solutions for diverse and stable end markets, such as the food and beverage and the household consumer products markets. We believe we are well-positioned to meet the evolving needs of our customers who often use our technology to differentiate their products with value-added design and performance characteristics such as smooth-wall panel-less bottles, unique pouring and dispensing features, multilayer bottles incorporating barrier technologies to extend shelf life, and ultra lightweight bottles with “hot-fill” capabilities that allow containers to be filled at high temperatures.

As of September 30, 2009, we operated a network of 84 manufacturing facilities throughout North America, Europe and South America. We are organized and managed on a geographical basis in three operating segments: North America, Europe and South America. Each operating segment includes four major categories: Food and Beverage, Household, Personal Care/Specialty and Automotive Lubricants. Our primary strategies are to manage our business for stable growth and strong cash flow from operations, leverage our technology portfolio to meet the needs of our customers, target organic growth in attractive markets utilizing our proven business model, continue to focus on operational excellence, and supplement our organic growth with opportunistic strategic investments.

We believe that the critical success factors to our business are our ability to:

•	maintain relationships with, and serve the complex packaging demands of, our customers, which include some of the world’s largest branded consumer products companies;

•	participate in growth opportunities associated with the conversion of packaging products from glass, metal and paper to plastic;

•	develop proprietary technologies that provide a meaningful competitive advantage in product design, product performance, process technology and sustainability features;

•	focus on operational excellence, cost reductions and overall efficiencies;

•	make investments in plant and technology necessary to satisfy the factors mentioned above; and

•	reduce our financial leverage.

We intend to capitalize on our leadership positions in value-added custom plastic containers to increase our EBITDA and cash flow in order to reduce our financial leverage and increase stockholder return.

We believe that the area with the greatest opportunity for growth continues to be in producing containers for the food and beverage product category because of the industry’s continued conversion to plastic packaging, including the demand for containers for juices and juice drinks, nutritional beverages, beer, yogurt drinks, liquor, teas, sports drinks/isotonics, vitamin enhanced waters, snacks, sauces, jellies and jams. Much of the growth in this area in recent years has been in the sale of smaller sized containers. We believe we are a leader in providing value-added hot-fill PET juice containers. We also believe we are a leading participant in the rapidly growing markets for yogurt drinks and nutritional beverages where we manufacture containers using polyolefin resins.

Growth in our household container product category was fueled in prior years by conversions from powders to liquids for such products as detergents, household cleaners and automatic dishwashing detergent. Our strongest position is in fabric care, where management believes we are a leader in plastic container design and manufacture. It should be noted the fabric care industry now offers most of its brands in a concentrated formula which has reduced sales in this product category.

Our personal care/specialty product category is driven by new product launch and re-launch cycles of our customers. Based on the volume of our sales to many major suppliers of personal care/specialty products, management believes we are among the leading suppliers in this product category, which includes products for the hair care, skin care, oral care and specialty markets. Management believes that our supply position results from our commitment to, and reputation in, new product development and flexible manufacturing processes and operations.

Our North American one-quart/liter motor oil container product category is in a mature industry. Unit volume in the one-quart/liter motor oil industry decreased approximately 10% per year from 2005 through 2008 as the product category migrated towards the quick-lube market and larger multi-quart/liter packages. Even though we believe we have the largest market share of multi-quart/liter containers, these sales only partially offset the loss in sales of one-quart/liter containers.

As of September 30, 2009, we operated 29 manufacturing facilities outside of the United States in Argentina, Belgium, Brazil, Canada, Finland, France, Mexico, the Netherlands, Poland, Spain, Turkey, the United Kingdom and Venezuela. Over the past few years, we have expanded our international operations with the addition of two new plants in Brazil.

For the year ended December 31, 2008, and for the nine months ended September 30, 2009, 71.1% and 69.7%, respectively, of our net sales were generated by our top twenty customers. All of the top twenty customers were under long-term contracts with terms up to ten years and have been doing business with us for over 20 years on average. Prices under these arrangements are typically tied to plastic resin market standards and, therefore, vary with market conditions. In general, the contracts have annually set minimum purchase requirements but do not obligate the customer to purchase any given amount of product from us beyond one year. Our sales to PepsiCo, our largest customer, were 17.2%, 14.0%, 13.3% and 11.3% of total sales for the years ended December 31, 2006, 2007 and 2008, and for the nine months ended September 30, 2009, respectively. All of these sales were made in North America.

The largest component of our cost of goods sold is resin costs. Based on certain resin industry indices, the following table summarizes average market prices per pound of PET and HDPE resins in the United States during the periods indicated:

	Year Ended December 31,			Nine Months Ended September 30,
	2006	2007	2008	2008	2009
PET	$0.80	$0.82	$0.87	$0.92	$0.72
HDPE	$0.71	$0.73	$0.86	$0.92	$0.65

Changes in the cost of resin are passed through to customers by means of corresponding changes in product pricing, in accordance with our agreements with these customers and industry practice. A sustained increase in resin prices relative to other packaging materials, to the extent that those costs are not passed on to the end-consumer, would make plastic containers less economical for our customers and could result in a slower pace of conversions to, or reductions in the use of, plastic containers.

Graham Packaging Holdings Company and the Operating Company, as limited partnerships, do not pay U.S. federal income taxes under the provisions of the Internal Revenue Code, as the applicable income or loss is included in the tax returns of the partners. However, certain U.S. subsidiaries are corporations and are subject to U.S. federal and state income taxes. Our foreign operations are subject to tax in their local jurisdictions.

We signed a letter of intent in the second quarter of 2009 to sell all of the shares of our wholly-owned subsidiary Graham Emballages Plastiques S.A.S., located in Meaux, France, to an independent third party for one euro. The agreement of sale has been signed by all parties and we expect that the transaction will be completed in the fourth quarter of 2009. Our exit from this location was due to its failure to meet internal financial performance criteria. During the third quarter of 2009, we had determined that the results of operations for this location, which had previously been reported in the Europe segment, would be reported as discontinued operations, in accordance with the guidance under ASC 205-20, “Discontinued Operations.” Our consolidated statements of operations have been restated to reflect these discontinued operations. Accordingly, our discussion on results of operations below and elsewhere in this prospectus, unless otherwise indicated, is based on results from continuing operations.

Results of Operations

The following tables set forth the major components of our net sales and such net sales expressed as a percentage of total net sales:

	Year Ended December 31,						Nine Months Ended September 30,
	2006		2007		2008		2008		2009
	(Dollars in millions, except for percentages)
North America	$2,220.5	88.8%	$2,140.1	86.6%	$2,195.0	85.8%	$1,718.2	85.8%	$1,497.6	86.2%
Europe	215.3	8.6	255.3	10.3	274.2	10.7	214.3	10.7	171.6	9.9
South America	64.6	2.6	75.5	3.1	89.8	3.5	70.9	3.5	67.2	3.9

Total Net Sales	$2,500.4	100.0%	$2,470.9	100.0%	2,559.0	100.0%	$2,003.4	100.0%	$1,736.4	100.0%

	Year Ended December 31,						Nine Months Ended September 30,
	2006		2007		2008		2008		2009
	(Dollars in millions, except for percentages)
Food & Beverage	$1,465.3	58.6%	$1,488.7	60.3%	$1,561.3	61.0%	$1,231.9	61.5%	$1,067.7	61.5%
Household	505.2	20.2	499.1	20.2	491.6	19.2	371.7	18.5	319.5	18.4
Personal Care/Specialty	245.2	9.8	205.2	8.3	186.8	7.3	141.3	7.1	129.6	7.5
Automotive Lubricants	284.7	11.4	277.9	11.2	319.3	12.5	258.5	12.9	219.6	12.6

Total Net Sales	$2,500.4	100.0%	$2,470.9	100.0%	$2,559.0	100.0%	$2,003.4	100.0%	$1,736.4	100.0%

Nine Months Ended September 30, 2009, Compared to Nine Months Ended September 30, 2008

The following table sets forth the summary of the condensed consolidated statements of income and related percentage changes for the periods indicated:

	Nine Months Ended September 30,		% Increase (Decrease)
	2008	2009
	(Dollars in millions)
Net sales	$2,003.4	$1,736.4	(13.3)%
Cost of goods sold	1,701.1	1,418.1	(16.6)

Gross profit	302.3	318.3	5.3
% of net sales (1)	15.1%	18.3%
Selling, general and administrative expenses	100.9	89.4	(11.4)
% of net sales (1)	5.0%	5.1%
Asset impairment charges	11.8	14.2	20.3
Net loss on disposal of property, plant and equipment	5.6	4.4	(21.4)

Operating income	184.0	210.3	14.3
% of net sales (1)	9.2%	12.1%
Interest expense	135.1	127.0	(6.0)
Interest income	(0.5)	(0.8)	60.0
Gain on debt extinguishment	—	(0.8)	>100.0
Other income, net	(0.8)	(2.0)	>100.0
Income tax provision	10.7	16.5	54.2

Income from continuing operations	39.5	70.4	78.2
Loss from discontinued operations	(1.7)	(3.9)	>100.0

Net income	$37.8	$66.5	75.9%

(1)	As resin prices can fluctuate significantly, we believe that our gross profit, as well as certain expense items, should not be analyzed solely on a percentage of net sales basis.

Net Sales. Net sales for the nine months ended September 30, 2009, decreased $267.0 million, or 13.3%, from the nine months ended September 30, 2008. A large part of the decrease in net sales was due to a decrease in resin costs, which are passed through to customers, where the average market price per pound of PET in the U.S. decreased from $0.92 to $0.72 and the average market price per pound of HDPE in the U.S. decreased from $0.92 to $0.65. Additional contributing factors to the decrease in net sales were the negative impact of changes in exchange rates of $81.0 million, lower unit volume and price reductions both from operational cost savings shared with our customers and in response to competitive pressure. Container units sold decreased 1.8%.

On an operating segment basis, sales for the nine months ended September 30, 2009, in North America decreased $220.6 million, or 12.8%, from the nine months ended September 30, 2008, primarily due to a decrease in resin costs, the negative impact of changes in exchange rates, lower unit volume and price reductions. North American sales in the food and beverage, household, personal care/specialty and automotive lubricants product categories contributed $132.0 million, $43.5 million, $8.7 million and $36.4 million, respectively, to the decrease. Container units sold in North America decreased in the food and beverage, personal care/specialty and automotive lubricants product categories by 2.7%, 4.4% and 13.1%, respectively, and increased in the household product category by 0.6%.

Sales for the nine months ended September 30, 2009, in Europe decreased $42.7 million, or 19.9%, from the nine months ended September 30, 2008. The decrease in sales was primarily due to the negative impact of changes in exchange rates of $33.6 million and a decrease in resin costs.

Sales for the nine months ended September 30, 2009, in South America decreased $3.7 million, or 5.2%, from the nine months ended September 30, 2008. The decrease in sales was primarily due to the negative impact of changes in exchange rates of $12.9 million, partially offset by an increase in unit volume and certain price increases.

Gross Profit. Gross profit for the nine months ended September 30, 2009, increased $16.0 million, or 5.3%, from the nine months ended September 30, 2008. Gross profit for the nine months ended September 30, 2009, increased in North America by $21.2 million, decreased in Europe by $2.0 million and decreased in South America by $3.2 million, when compared to the nine months ended September 30, 2008. The increase in gross profit was primarily due to ongoing productivity initiatives and lower depreciation and amortization expense of $12.4 million, partially offset by a reduction in volume, a strengthening of the U.S. dollar against the euro and other currencies of $21.3 million and price reductions referred to above. Although there was a net reduction in volume, a significant portion of the volume decrease was in lower margin containers and was partially offset by volume gains in higher margin containers.

Selling, General and Administrative Expenses. Selling, general and administrative expenses for the nine months ended September 30, 2009, decreased $11.5 million, or 11.4%, from the nine months ended September 30, 2008. The decrease was primarily due to a decrease in consulting and other professional fees of $4.1 million, a decrease in professional fees related to an aborted 2008 transaction of $3.6 million, a strengthening of the U.S. dollar against the euro and other currencies of $3.6 million and ongoing expense reduction efforts.

Asset Impairment Charges. We identified an indicator of possible impairment of certain assets in Argentina, Brazil, Mexico, Poland and the United States for the nine months ended September 30, 2009, and in Brazil, Canada, Mexico and the United States for the nine months ended September 30, 2008. As a result, we evaluated the recoverability of these assets and determined that the undiscounted future cash flows were below the carrying value of these long-lived assets. Additionally, management had no plans to redeploy the majority of these assets. Accordingly, we adjusted the carrying value of these long-lived assets to their estimated fair value in accordance with the guidance under ASC 360-10-35-15, “Subsequent Measurement—Impairment or Disposal of Long-Lived Assets,” resulting in impairment charges of $14.2 million and $11.8 million for the nine months ended September 30, 2009, and 2008, respectively.

Interest Expense. Interest expense for the nine months ended September 30, 2009, decreased $8.1 million from the nine months ended September 30, 2008. The decrease was primarily due to a decrease in interest rates (average 90-day LIBOR decreased from 3.0% for the nine months ended September 30, 2008 to 0.8% for the nine months ended September 30, 2009) and lower debt levels in 2009, partially offset by the extension, in May 2009, of $1,200.0 million of our term loan at a minimum LIBOR and increased LIBOR margin and an increase to interest expense resulting from the discontinuance of hedge accounting for our interest rate collar and swap agreements of $4.9 million. See “—Liquidity and Capital Resources” for a more detailed description of our term loan extension.

Other Income, Net. Other income, net predominantly included net foreign exchange gains for the nine months ended September 30, 2009 and 2008. Other income, net for the nine months ended September 30, 2009, increased $1.2 million from the nine months ended September 30, 2008.

Income Tax Provision. Income tax provision for the nine months ended September 30, 2009, increased $5.8 million from the nine months ended September 30, 2008. The increase primarily resulted from a benefit recognized during the third quarter of 2008 associated with Mexican asset tax credit carryforwards, increased profitability of our Spanish and Mexican subsidiaries, and valuation allowance adjustments in our Mexican and Brazilian subsidiaries. The increase in income tax expense was partially offset by a reduction in unrecognized tax benefits of foreign subsidiaries.

Net Income. Primarily as a result of the factors discussed above, net income was $66.5 million for the nine months ended September 30, 2009, compared to net income of $37.8 million for the nine months ended September 30, 2008.

2008 Compared to 2007

The following table sets forth the summary of the condensed consolidated statements of income and related percentage changes for the periods indicated:

	Year ended December 31,		%Increase/ (Decrease)
	2007	2008
	(Dollars in millions)
Net sales	$2,470.9	$2,559.0	3.6%
Cost of goods sold	2,128.7	2,182.8	2.5

Gross profit	342.2	376.2	9.9
% of net sales (1)	13.8%	14.7%
Selling, general and administrative expenses	136.2	127.5	(6.4)
% of net sales (1)	5.5%	5.0%
Asset impairment charges	157.7	96.1	(39.1)
Net loss on disposal of property, plant and equipment	19.5	6.8	(65.1)

Operating income	28.8	145.8	>100.0
% of net sales (1)	1.2%	5.7%

Interest expense	210.4	180.1	(14.4)
Interest income	(0.9)	(0.8)	(11.1)
Other expense, net	2.0	0.4	(80.0)
Income tax provision	19.7	12.9	(34.5)

Loss from continuing operations	(202.4)	(46.8)	(76.9)
Loss from discontinued operations	(3.7)	(10.5)	>100.0

Net loss	$(206.1)	$(57.3)	(72.2)%

(1)	As resin prices can fluctuate significantly, we believe that our gross profit, as well as certain expense items, should not be analyzed solely on a percentage of net sales basis.

Net Sales. Net sales for the year ended December 31, 2008, increased $88.1 million, or 3.6%, from the year ended December 31, 2007. The increase in sales was primarily due to an increase in resin costs, which are passed through to customers, and the positive impact of changes in exchange rates, offset by lower unit volume and price reductions both from operational cost savings shared with our customers and in response to competitive pressure. In addition, the percentage of our sales from lightweighted products has increased. While we believe lightweighting offers us a competitive advantage, our unit cost is less because of a lower resin content. Container units sold decreased 4.3%.

On an operating segment basis, sales for the year ended December 31, 2008, in North America increased $54.9 million, or 2.6%, from the year ended December 31, 2007, primarily due to an increase in resin costs, offset by lower unit volume and price reductions. North American sales in the food and beverage and automotive lubricants product categories contributed $53.5 million and $34.0 million, respectively, to the increase, while North American sales in the household and personal care/specialty product categories decreased $16.6 million and $16.0 million, respectively. Container units sold in North America decreased in the food and beverage, household, personal care/specialty and automotive lubricants product categories by 3.2%, 3.1%, 13.7% and 7.6%, respectively.

Sales for the year ended December 31, 2008, in Europe increased $18.9 million, or 7.4%, from the year ended December 31, 2007. The increase in sales was primarily due to the positive impact of changes in exchange rates of $19.7 million.

Sales for the year ended December 31, 2008, in South America increased $14.3 million, or 18.9%, from the year ended December 31, 2007. The increase in sales was primarily due to increased unit volume and the positive impact of changes in exchange rates of $4.8 million.

Gross Profit. Gross profit for the year ended December 31, 2008, increased $34.0 million, or 9.9%, from the year ended December 31, 2007. Gross profit for the year ended December 31, 2008, increased in North America and Europe by $28.0 million and $6.9 million, respectively, while South America decreased by $0.9 million, when compared to the year ended December 31, 2007. The overall increase in gross profit was driven by several factors, including ongoing productivity initiatives, a mix shift to higher margin containers, lower depreciation and amortization expense of $25.5 million and a weakening of the U.S. dollar against the euro and other currencies of $6.9 million, partially offset by price reductions referred to above.

Selling, General and Administrative Expenses. Selling, general and administrative expenses for the year ended December 31, 2008, decreased $8.7 million, or 6.4%, from the year ended December 31, 2007. The decrease was primarily due to decreases in consulting expenses of $9.4 million and employee severance of $2.4 million and ongoing expense reduction efforts, partially offset by a $4.1 million increase in professional fees related to an aborted 2008 transaction.

Asset Impairment Charges. Asset impairment charges were $96.1 million for the year ended December 31, 2008, as compared to $157.7 million for the year ended December 31, 2007. We operate in a competitive industry with rapid technological innovation. In order to remain competitive, we develop and invest in new equipment which enhances productivity, often making older equipment obsolete. In addition, changing market conditions can also impact our ability to recover the carrying value of our long-lived assets. During 2008, we noted several factors indicating that there may be impairment in some of our asset groups. These included:

•	the deteriorating economic conditions in general;

•	the expected decrease in volume of a major food and beverage customer;

•	a continuing reduction in the automotive quart/liter container business as our customers convert to multi-quart/liter containers;

•

the introduction by us, and our competitors, of newer production technology in the food and beverage sector which is improving productivity, causing certain of our older machinery and equipment to become obsolete; and

•	the loss of business of a large automotive lubricants customer.

We conducted impairment tests in accordance with ASC 360-10-35-15, “Subsequent Measurement—Impairment or Disposal of Long-Lived Assets,” and recorded impairment charges of $93.2 million for property, plant and equipment for the year ended December 31, 2008, compared to $135.5 million for the year ended December 31, 2007. The impairment of property, plant and equipment in 2007 was primarily due to the following:

•	a steady conversion to concentrate containers in the liquid laundry detergent market which has decreased sales;

•	an ongoing reduction in the automotive quart/liter container business as our customers convert to multi-quart/liter containers;

•

introduction by us, and our competitors, of newer production technology in the food and beverage sector which has improved productivity, causing certain of our older machinery and equipment to become obsolete; and

•	the loss of the European portion of a customer’s business.

Of the 2008 impairment charges related to property, plant and equipment, $85.4 million, $3.5 million and $4.3 million were recorded in North America, Europe and South America, respectively.

We also evaluated the recoverability of our intangible assets, and consequently recorded impairment charges related to intangible assets other than goodwill in the United States of $1.5 million for the year ended December 31, 2008, as compared to $21.1 million for the year ended December 31, 2007. During 2008, we recorded impairment charges to our patented technologies and customer relationships of $1.0 million and $0.5 million, respectively, all in our North American operating segment. These intangible assets were recorded in conjunction with the acquisitions of O-I Plastic in 2004 and certain operations from Tetra-Pak Inc. in 2005. The patented technologies were impaired primarily as a result of not realizing the growth in revenues for this technology that was anticipated at the time of the acquisition of O-I Plastic. The customer relationships were impaired primarily as a result of reduced revenues for the plant acquired from Tetra-Pak Inc. During 2007, we recorded impairment charges to our licensing agreements, customer relationships and patented technologies of $19.1 million, $1.7 million and $0.3 million, respectively.

We conducted our annual test for goodwill impairment as of December 31, 2008, and recorded impairment charges of $1.4 million, as compared to $1.1 million for the year ended December 31, 2007. The 2008 impairment charges were in connection with our plants in Brazil and Argentina, while the 2007 impairment charges were in connection with our plant in Venezuela. The plants in Brazil and Argentina have not performed at the levels expected and our projected discounted cash flows for these reporting units resulted in fair values that were not sufficient to support the goodwill recorded at the time of the respective acquisitions of these plants. The Venezuela plant had suffered several years of losses and our projected discounted cash flows for this reporting unit had resulted in a fair value that was not sufficient to support the goodwill recorded at the time of the O-I Plastic acquisition.

Interest Expense. Interest expense for the year ended December 31, 2008, decreased $30.3 million from the year ended December 31, 2007. The decrease was primarily related to the write-off in 2007 of $4.5 million of deferred financing fees in connection with the March 30, 2007, amendment to our senior secured credit agreement and a decrease in interest rates (average 90-day LIBOR decreased from 5.3% for the year ended December 31, 2007, to 2.9% for the year ended December 31, 2008).

Other Expense, Net. Other expense, net predominantly included net foreign exchange losses for the years ended December 31, 2008 and 2007. Other expense, net for the year ended December 31, 2008, decreased $1.6 million from the year ended December 31, 2007.

Income Tax Provision. Income tax provision for the year ended December 31, 2008, decreased $6.8 million from the year ended December 31, 2007. The decrease primarily resulted from a reduction in unrecognized tax benefits of foreign subsidiaries and an increase in a deferred tax benefit associated with Mexican asset tax credit carryforwards. These decreases were partially offset by increased profitability in our Canadian and Mexican subsidiaries.

Net Loss. Primarily as a result of factors discussed above, net loss was $57.3 million for the year ended December 31, 2008, compared to net loss of $206.1 million for the year ended December 31, 2007.

2007 Compared to 2006

The following table sets forth the summary of the condensed consolidated statements of income and related percentage changes for the periods indicated:

	Year ended December 31,		%Increase/ (Decrease)
	2006	2007
	(Dollars in millions)
Net sales	$2,500.4	$2,470.9	(1.2)%
Cost of goods sold	2,211.7	2,128.7	(3.8)

Gross profit	288.7	342.2	18.5
% of net sales (1)	11.5%	13.8%
Selling, general and administrative expenses	131.3	136.2	3.7
% of net sales (1)	5.3%	5.5%
Asset impairment charges	25.9	157.7	>100.0
Net loss on disposal of property, plant and equipment	14.3	19.5	36.4

Operating income	117.2	28.8	(75.4)
% of net sales (1)	4.7%	1.2%
Interest expense	207.3	210.4	1.5
Interest income	(0.6)	(0.9)	50.0
Other expense, net	2.2	2.0	(9.1)
Income tax provision	27.6	19.7	(28.6)

Loss from continuing operations	(119.3)	(202.4)	(69.7)
Loss from discontinued operations	(1.1)	(3.7)	>100.0

Net loss	$(120.4)	$(206.1)	(71.2)%

(1)	As resin prices can fluctuate significantly, we believe that our gross profit, as well as certain expense items, should not be analyzed solely on a percentage of net sales basis.

Net Sales. Net sales for the year ended December 31, 2007, decreased $29.5 million, or 1.2%, from the year ended December 31, 2006. The decrease in sales was primarily due to higher sales of lower priced products and price reductions in response to competitive pressure, offset by an increase in resin costs, which are passed through to customers, and the positive impact of changes in exchange rates. Container units sold increased 0.4%.

On an operating segment basis, sales for the year ended December 31, 2007, in North America decreased $80.4 million, or 3.6%, from the year ended December 31, 2006, primarily due to higher sales of lower priced products, price reductions and lower container units sold of 2.8%, offset by an increase in resin costs. North American sales in the food and beverage, household, personal care/specialty and automotive lubricants product categories contributed $14.7 million, $15.7 million, $41.0 million and $9.0 million, respectively, to the decrease. Container units sold in North America increased in the household product category by 0.5% and decreased in the food and beverage, personal care/specialty and automotive lubricants product categories by 0.6%, 14.8% and 6.8%, respectively.

Sales for the year ended December 31, 2007, in Europe increased $40.0 million, or 18.6%, from the year ended December 31, 2006. The increase in sales was primarily due to the positive impact of changes in exchange rates of $22.9 million and higher container units sold of 7.2% compared to the same period last year.

Sales for the year ended December 31, 2007, in South America increased $10.9 million, or 16.9%, from the year ended December 31, 2006. The increase in sales was primarily due to increased unit volume and the positive impact of changes in exchange rates of $5.9 million.

Gross Profit. Gross profit for the year ended December 31, 2007, increased $53.5 million, or 18.5%, from the year ended December 31, 2006. Gross profit for the year ended December 31, 2007, increased in North America, Europe and South America by $39.7 million, $12.7 million and $1.1 million, respectively, when compared to the year ended December 31, 2006. The overall increase in gross profit was driven by several factors including ongoing productivity initiatives, the absence in 2007 of $13.6 million of expenses incurred in 2006 related to the hurricanes in the United States in the second half of 2005, lower project startup costs of $9.4 million (primarily costs associated with startups of manufacturing lines to produce new products), lower integration expenses of $5.2 million for the O-I Plastic acquisition and a weakening of the U.S. dollar against the euro and other currencies of $5.5 million.

Selling, General and Administrative Expenses. Selling, general and administrative expenses for the year ended December 31, 2007, increased $4.9 million, or 3.7%, from the year ended December 31, 2006. The increase was primarily due to increases in consulting expenses associated with restructuring of the business of $8.9 million and employee bonus expenses of $10.3 million, partially offset by decreases in costs associated with aborted acquisitions of $4.7 million, costs related to employee severance of $4.8 million and development costs of $4.9 million.

Asset Impairment Charges. Asset impairment charges were $157.7 million for the year ended December 31, 2007, as compared to $25.9 million for the year ended December 31, 2006. We operate in a competitive industry with rapid technological innovation. In order to remain competitive, we develop and invest in new equipment which enhances productivity, often making older equipment obsolete. In addition, changing market conditions can also impact our ability to recover the carrying value of our long-lived assets. During 2007, we noted several factors indicating that there may be impairment in some of our asset groups. These included:

•	a steady conversion to concentrate containers in the liquid laundry detergent market which has decreased sales;

•	an ongoing reduction in the automotive quart/liter container business as our customers convert to multi-quart/liter containers;

•

introduction by us, and our competitors, of newer production technology in the food and beverage sector which has improved productivity, causing certain of our older machinery and equipment to become obsolete; and

•	the loss of the European portion of a customer’s business.

We conducted impairment tests in accordance with ASC 360-10-35-15, “Subsequent Measurement—Impairment or Disposal of Long-Lived Assets,” and recorded impairment charges of $135.5 million for property, plant and equipment for the year ended December 31, 2007, compared to $14.2 million for the year ended December 31, 2006. The impairment of property, plant and equipment in 2006 was primarily a result of a significant decrease in revenue in several European plants, the discontinuation of preform manufacturing in Europe and the loss of a major customer in South America. Of the 2007 impairment charges related to property, plant and equipment, $116.8 million, $18.1 million and $0.6 million were recorded in North America, Europe and South America, respectively.

We also evaluated the recoverability of our intangible assets, and consequently recorded impairment charges related to intangible assets other than goodwill in the United States of $21.1 million for the year ended December 31, 2007. We recorded impairment charges to our licensing agreements, customer relationships and patented technologies of $19.1 million, $1.7 million and $0.3 million, respectively, all in our North American operating segment. These intangible assets were recorded in conjunction with the acquisition of O-I Plastic in 2004. The licensing agreements were impaired due to lower projected royalty revenues associated with licensing agreements acquired in the acquisition of O-I Plastic as compared to royalty revenues projected at the time of the acquisition. The customer relationships were impaired primarily as a result of reduced revenues with a major customer resulting from that customer’s policy regarding allocation of its business among several vendors. The patented technologies were impaired primarily as a result of the conversion of a significant portion of our continuous extrusion manufacturing to Graham Wheel technology.

We conducted our annual test for goodwill impairment as of December 31, 2007, and recorded impairment charges of $1.1 million, as compared to $11.7 million for the year ended December 31, 2006. The 2007 impairment charges were all in connection with our Venezuelan plant while the 2006 impairment charges were in connection with our operations in Ecuador, Finland, the United Kingdom and Venezuela. In 2006, we were notified that we would lose the business of a major customer of the Ecuador plant. We closed our Ecuador plant in 2007. The Finland and the United Kingdom plants had not performed at the levels expected and our projected discounted cash flows for these reporting units had resulted in fair values that were not sufficient to support the goodwill recorded at the time of the O-I Plastic acquisition. The Venezuela plant had suffered several years of losses and our projected discounted cash flows for this reporting unit had resulted in a fair value that was not sufficient to support the goodwill recorded at the time of the O-I Plastic acquisition.

Interest Expense. Interest expense for the year ended December 31, 2007, increased $3.1 million from the year ended December 31, 2006. The increase was primarily related to the write-off in 2007 of $4.5 million of deferred financing fees in connection with the March 30, 2007, amendment to our senior secured credit agreement (as compared to the write-off in 2006 of $2.1 million of deferred financing fees in connection with a 2006 amendment to our senior secured credit agreement) and an increase in interest rates (average 90-day LIBOR increased from 5.19% for the year ended December 31, 2006 to 5.30% for the year ended December 31, 2007), partially offset by lower debt levels in the year ended December 31, 2007.

Other Expense, Net. Other expense, net predominantly included net foreign exchange losses for the years ended December 31, 2007 and 2006. Other expense, net for the year ended December 31, 2007, decreased $0.2 million from the year ended December 31, 2006.

Income Tax Provision. Income tax provision for the year ended December 31, 2007, decreased $7.9 million from the year ended December 31, 2006. Improved profitability in jurisdictions where we have income tax liabilities, principally Europe and Mexico, and valuation allowances placed on domestic and international deferred tax assets were more than offset by decreases in tax expense in the United States. These decreases in the U.S. were attributable to several factors. Both a restructuring of the ownership of our Poland operations and a new protocol to the U.S./Belgium Income Tax Treaty resulted in lower tax on repatriation of unremitted earnings to the U.S. In addition, income tax expense decreased due to reductions in deemed investments in U.S. property of our foreign subsidiaries.

Net Loss. Primarily as a result of factors discussed above, net loss was $206.1 million for the year ended December 31, 2007, compared to net loss of $120.4 million for the year ended December 31, 2006.

Effect of Changes in Exchange Rates

We generally conduct business in our foreign operations in local currencies. Accordingly, in general, our results of operations are affected by changes in foreign exchange rates. Income and expense accounts and cash flow items are translated at average monthly exchange rates during the period. As a result, a decline in the value of the U.S. dollar relative to the local currencies of profitable foreign subsidiaries can have a favorable effect on our profitability, and an increase in the value of the U.S. dollar relative to the local currencies of profitable foreign subsidiaries can have a negative effect on our profitability. Market conditions for the first half of 2009 have resulted in a rise of the U.S. dollar relative to these other local currencies. Market conditions have begun to stabilize in the third quarter of 2009 resulting in a decline in the U.S. dollar relative to these other local currencies.

We manage foreign currency exposures (primarily to the euro, Canadian dollar, Polish zloty, Brazilian real, pound sterling and certain non-U.S. subsidiaries’ purchases of raw materials and sales in U.S. dollars) at the operating unit level. Exposures that cannot be naturally offset within an operating unit are hedged with derivative financial instruments where possible and cost effective in our judgment. Foreign currency exchange contracts which hedge defined exposures generally mature within twelve months. We do not generally hedge our exposure to translation gains or losses on our non-U.S. net assets. There were foreign currency exchange contracts of

$10.2 million and $1.5 million outstanding as of December 31, 2008, and September 30, 2009, respectively. Included in other (income) expense, net were foreign exchange losses of $1.9 million, $1.9 million and $0.2 million for the years ended December 31, 2006, 2007 and 2008, respectively, and foreign exchange gains of $2.3 million for the nine months ended September 30, 2009.

Assets and liabilities are translated at exchange rates in effect at the balance sheet date. Net exchange gains or losses resulting from the translation of foreign financial statements are recorded as a separate component of partners’ capital (deficit) under the caption “accumulated other comprehensive income.” Exchange rate fluctuations decreased comprehensive loss by $23.2 million and $36.3 million and increased comprehensive loss by $65.9 million for the years ended December 31, 2006, 2007 and 2008, respectively, and increased comprehensive income by $15.2 million for the nine months ended September 30, 2009.

Liquidity and Capital Resources

In 2006, 2007 and 2008 and in the first nine months of 2009, we generated $263.0 million, $174.2 million, $211.2 million and $308.2 million of cash flow from operations, respectively. In addition, for 2006, 2007 and 2008, and the nine months ended September 30, 2008 and 2009, we had cash and cash equivalents of $13.3 million, $18.3 million, $43.9 million, $110.9 million and $196.8 million, respectively. These funds were primarily used to fund $170.9 million, $149.1 million, $144.4 million and $103.6 million of net cash paid for property, plant and equipment for the years ended December 31, 2006, 2007 and 2008 and for the first nine months of 2009, respectively, $1.4 million of acquisitions for each of the year ended December 31, 2006 and the nine months ended September 30, 2009, and $1.0 million, $4.5 million and $15.0 million of debt issuance fee payments for the years ended December 31, 2006 and 2007 and for the nine months ended September 30, 2009, respectively.

Our senior secured credit agreement consists of senior secured term loans of $1,784.5 million ($1,805.6 million aggregate outstanding principal amount less $21.1 million unamortized discount) as of September 30, 2009, and a $248.0 million senior secured revolving credit facility. Availability under the secured revolving credit facility as of September 30, 2009, was $237.3 million (as reduced by $10.7 million of outstanding letters of credit). The obligations of the Operating Company and GPC Capital Corp. I under the senior secured credit agreement are guaranteed by Graham Packaging Holdings Company and certain domestic subsidiaries of the Operating Company. The term loans are payable in quarterly installments and require payments of $4.6 million in the fourth quarter of 2009, $18.3 million in 2010, $615.7 million in 2011, $12.0 million in 2012, $12.0 million in 2013 and $1,143.0 million in 2014 (disregarding any further mandatory or voluntary prepayments that may reduce such scheduled amortization payments).

On May 28, 2009, certain of the lenders under our term loans agreed to extend the final maturity of $1,200 million of the term loans to the earlier of April 5, 2014, and the date that is 91 days prior to the maturity of our senior notes if such senior notes have not been repaid or refinanced in full by such date. As a result, $611.6 million of the term loans will mature on October 7, 2011, and the remaining $1,194.0 million will mature on either July 8, 2012, if we do not refinance or repay the senior notes, or April 5, 2014, if we do refinance or repay the senior notes.

On May 28, 2009, certain of our secured revolving credit facility lenders agreed to extend their commitments, with respect to $112.8 million of the total commitment, to the earlier of October 1, 2013, and the date that is 91 days prior to the maturity of our senior notes if such senior notes have not been repaid or refinanced in full by such date. As a result, $135.2 million of commitments under the secured revolving credit facility will expire on October 7, 2010, and the remainder of the commitments will expire either on July 8, 2012, if we do not refinance or repay the senior notes, or October 1, 2013 if we do refinance or repay the senior notes.

As of September 30, 2009, we were in compliance with all covenants in the senior secured credit agreement.

As of September 30, 2009, we had outstanding $250.0 million in senior notes and $375.0 million in senior subordinated notes co-issued by the Operating Company and GPC Capital Corp. I. The notes are unconditionally guaranteed, jointly and severally, by Graham Packaging Holdings Company and certain domestic subsidiaries of the Operating Company and mature on October 7, 2012 (senior notes), and October 7, 2014 (senior subordinated notes). Interest on the senior notes is payable semi-annually at 8.50% and interest on the senior subordinated notes is payable semi-annually at 9.875%.

At September 30, 2009, our total indebtedness was $2,442.5 million.

Unused lines of credit, including the secured revolving credit facility, at December 31, 2007 and 2008 and at September 30, 2009, were $249.7 million, $246.1 million and $244.4 million, respectively. Substantially all unused lines of credit have no major restrictions and are provided under notes between us and the respective lending institutions.

We expect to fund scheduled debt repayments in the fourth quarter of 2009 and in 2010 from cash flow from operations. While we do not expect to draw on our secured revolving credit facility in the fourth quarter of 2009 and in 2010, we continually review the condition of banks and institutions providing commitments and believe they would be able to meet their commitments should we have the need to draw on this facility. We believe our ability to generate cash flow from operations will be adequate to meet anticipated cash requirements to fund working capital, capital spending and other cash needs for the next twelve months.

The senior secured credit agreement and the indentures governing the notes contain a number of significant covenants. We believe that these covenants are material terms of these agreements and that information about the covenants is material to an investor’s understanding of our financial condition and liquidity. Covenant compliance EBITDA (as defined below) is used to determine our compliance with certain of these covenants. Any breach of covenants in the senior secured credit agreement (including those that are tied to financial ratios based on covenant compliance EBITDA) could result in a default under the senior secured credit agreement and the lenders could elect to declare all amounts borrowed to be immediately due and payable. Any such acceleration would also result in a default under the indentures. Additionally, these covenants restrict our and our subsidiaries’ ability to dispose of assets, repay other indebtedness, incur additional indebtedness, pay dividends, prepay subordinated indebtedness, incur liens, make capital expenditures, investments or acquisitions, engage in mergers or consolidations, engage in transactions with affiliates and otherwise restrict our activities. Under the senior secured credit agreement, we are required to satisfy specified financial ratios and tests. The senior secured credit agreement also requires that up to 50% of excess cash flow (as defined in the senior secured credit agreement) is applied on an annual basis to pay down the senior secured term loans. As of September 30, 2009, we were in compliance with the financial ratios and tests specified in the senior secured credit agreement and we currently anticipate being able to comply with such financial ratios and tests for the next fiscal year, however, we cannot give any assurance this will occur.

We define covenant compliance EBITDA as EBITDA further adjusted to exclude non-recurring items, non-cash items and other adjustments required in calculating covenant compliance under the senior secured credit agreement and the indentures, as shown in the table below. Adjusted EBITDA is defined as covenant compliance EBITDA, less project startup costs. Further, adjusted EBITDA is one of several measures we use to determine management incentive compensation. Covenant compliance EBITDA and adjusted EBITDA are not intended to represent cash flow from operations as defined by generally accepted accounting principles and should not be used as an alternative to net income as an indicator of operating performance or to cash flow as a measure of liquidity. We believe that the inclusion of covenant compliance EBITDA and adjusted EBITDA amounts in this prospectus are appropriate to provide additional information to investors about the calculation of certain financial covenants in the senior secured credit agreement and the indentures, as well as information as to how management is compensated. Because not all companies use identical calculations, these presentations of covenant compliance EBITDA and adjusted EBITDA may not be comparable to other similarly titled measures of other companies. A reconciliation of loss from continuing operations to covenant compliance EBITDA and adjusted EBITDA is as follows:

Reconciliation of loss from continuing operations to EBITDA

	Four Quarters Ended
	December 31, 2008	September 30, 2009
	(In millions)
Loss from continuing operations	$(46.8)	$(15.8)
Interest income	(0.8)	(1.1)
Interest expense	180.1	172.0
Income tax provision	12.9	18.7
Depreciation and amortization	175.0	161.9

EBITDA	$320.4	$335.7

Reconciliation of EBITDA to covenant compliance EBITDA

	Four Quarters Ended
	December 31, 2008	September 30, 2009
	(In millions)
EBITDA	$320.4	$335.7
Asset impairment charges	96.1	98.4
Other non-cash charges (a)	9.3	6.6
Fees related to monitoring agreements (b)	5.0	5.0
Gain on debt extinguishment	—	(0.8)
Reorganization and other costs (c)	22.0	14.0

Adjusted EBITDA (d)	452.8	458.9
Project startup costs (e)	10.0	12.1

Covenant compliance EBITDA	$462.8	$471.0

(a)	Represents the net loss on disposal of fixed assets and stock-based compensation expense.
(b)	Represents annual fees paid to Blackstone Management Partners III L.L.C. and a limited partner of Graham Packaging Holdings Company pursuant to the Holdings Partnership Agreement and the Monitoring Agreement.
(c)	Represents non-recurring costs related to employee severance, professional fees associated with an aborted 2008 transaction, plant closures, consulting expenses associated with restructuring of the business, hurricanes Gustav and Ike and other costs defined in the senior secured credit agreement.
(d)	We use adjusted EBITDA as one factor in the setting of incentive compensation.
(e)	Represents costs associated with startups of manufacturing lines to produce new products.

Under applicable debt agreements, our ability to engage in activities such as incurring additional indebtedness, making investments and paying dividends is also tied to ratios based on covenant compliance EBITDA. The senior secured credit agreement requires that we maintain a senior secured debt to covenant compliance EBITDA ratio at a maximum of 5.50x for the most recent four-quarter period. For the four quarters ended September 30, 2009, the Operating Company’s covenant compliance EBITDA was $471.0 million and the senior secured debt to covenant compliance EBITDA ratio was 3.5x. Given the level of senior secured debt as of September 30, 2009, the Operating Company’s covenant compliance EBITDA could have fallen by $172.5 million to $298.5 million for the four quarters ended September 30, 2009, and we still would have been in compliance with the covenants in the senior secured credit agreement. The ability of the Operating Company to incur additional debt and make certain restricted payments under its notes is tied to a minimum covenant compliance EBITDA to fixed charges (primarily cash interest expense) ratio of 2.0x, except that the Operating Company may incur certain debt and make certain restricted payments without regard to the ratio, including up to $2.2 billion under the senior secured credit agreement and investments equal to 7.5% of the Operating Company’s total assets. The covenant compliance EBITDA to fixed charges ratio was 2.9x for the four quarters ended September 30, 2009.

Substantially all of the tangible and intangible assets of our domestic subsidiaries that are guarantors under the senior secured credit agreement are pledged as collateral pursuant to the terms of the senior secured credit agreement.

Under the senior secured credit agreement, the Operating Company is subject to restrictions on the payment of dividends or other distributions to Graham Packaging Holdings Company; provided that, subject to certain limitations, the Operating Company may pay dividends or other distributions to Graham Packaging Holdings Company:

•	with respect to overhead, tax liabilities, legal, accounting and other professional fees and expenses; and

•

to fund purchases and redemptions of equity interests of Graham Packaging Holdings Company or Investor LP held by then present or former officers or employees of Graham Packaging Holdings Company, the Operating Company or their Subsidiaries (as defined therein) or by any employee stock ownership plan upon that person’s death, disability, retirement or termination of employment or other circumstances with annual dollar limitations.

We and our subsidiaries, affiliates or significant stockholders (including Blackstone) may, from time to time, subject to limitations in our debt agreements and in our or their sole discretion, purchase, repay, redeem or retire any of our outstanding debt or equity securities (including any publicly issued debt or equity securities), in privately negotiated or open market transactions, by tender offer or otherwise.

Cash paid for property, plant and equipment, excluding acquisitions, for the years ended December 31, 2006, 2007 and 2008 and for the nine months ended September 30, 2009, was $190.5 million, $153.4 million, $148.6 million and $104.5 million, respectively. We believe that capital expenditures to maintain and upgrade property, plant and equipment are important to remain competitive. We estimate that on average the maintenance capital expenditures are approximately $30 million to $40 million per year. Additional capital expenditures beyond this amount will be required to expand capacity or improve our cost structure.

For the year ending December 31, 2009, we expect to incur capital expenditures ranging from $140 million to $160 million, and for the year ending December 31, 2010, we expect to incur capital expenditures ranging from $140 million to $160 million. However, total capital expenditures will depend on the size and timing of growth related opportunities. Our principal source of cash to fund ongoing operations and capital requirements has been and is expected to continue to be cash flow from operations. We believe that cash flow from operations will be sufficient to fund our ongoing operations and foreseeable capital requirements.

We have entered into agreements with an unrelated third-party for the financing of specific accounts receivable of certain foreign subsidiaries. For a further description of these agreements see “—Off-Balance Sheet Arrangements.”

Fourth Quarter of 2009 and Year 2010 Outlook

Based on discussions with our customers and our own internal estimates, we are planning for near term volumes to continue at a pace similar to that experienced in the first three quarters of 2009. However, this could be affected in the fourth quarter of 2009 by customers taking unforeseen plant shutdowns to manage their operations, or by individual product demand fluctuations.

For 2010, we believe we will have opportunities for further product packaging conversions to plastic. These opportunities could be balanced or offset by continued economic uncertainty, which may affect sales of certain products. In response to fluctuating conditions, we plan to aggressively control expenses, increase productivity and maintain discipline on working capital and capital expenditures.

The global economic climate has also resulted in increased foreign exchange rate volatility. We derive a significant percentage of our revenues from our non-U.S subsidiaries operating in their local currencies and those results are affected by changes in the values of non-U.S. currencies to the U.S. dollar. If the dollar remains at its current level relative to the local currencies of the countries in which we operate, or further strengthens, our sales and net income will be affected and the impact could be material. We employ a number of strategies to manage these risks, including the use of derivative financial instruments. However, there can be no assurance that our efforts to manage our currency risks will be successful.

Pro Forma Income Tax Status

The IPO Reorganization will result in us becoming a taxable entity for U.S. federal and state income tax purposes. We estimate, on a pro forma basis, at September 30, 2009, we would have recorded additional net deferred income tax assets of $237.7 million. We have determined that a valuation allowance of $236.8 million would have been necessary to reduce deferred income tax assets to an amount that is more likely than not to be realized. The actual amounts will be determined based on facts existing at the date of the IPO Reorganization and may differ materially from this amount. Should there be a change in circumstances that causes a change in our judgment about the realizability of the deferred tax asset in future years, a change in the valuation allowance will ordinarily be recorded in income from continuing operations.

Contractual Obligations and Commitments

The following table sets forth our significant contractual obligations and commitments as of December 31, 2008, without giving consideration to the effects of our debt refinancing under the Fourth Amendment to the Credit Agreement (as discussed below):

	Payments Due by Period
Contractual Obligations	Total	2009	2010 and 2011	2012 and 2013	2014 and beyond
	(In thousands)
Long-term debt obligations	$2,477,811	$50,970	$1,801,757	$250,084	$375,000
Capital lease obligations	21,427	5,929	15,338	160	—
Interest payments (a)	581,296	162,299	299,762	90,536	28,699
Operating lease obligations	179,565	32,922	51,493	36,250	58,900
Capital expenditures	50,155	50,155	—	—	—
Fees related to monitoring agreements (b)	25,000	5,000	10,000	10,000	—

Total	$3,335,254	$307,275	$2,178,350	$387,030	$462,599

(a)	Interest payments are calculated based upon our 2008 year-end actual interest rates.
(b)	Represents annual fees paid to Blackstone Management Partners III L.L.C. and a limited partner of Graham Packaging Holdings Company under monitoring agreements. Such agreements have no contractual term and for purposes of this schedule are presumed to be outstanding for a period of five years. For further information, see note 21 of the notes to condensed consolidated financial statements (unaudited) for the nine months ended September 31, 2009, included elsewhere in this prospectus.

The following table sets forth, as of September 30, 2009, our most significant contractual obligations and commitments which have experienced significant changes since December 31, 2008. These changes are directly related to the debt refinancing under the Fourth Amendment to the Credit Agreement which extended debt maturities.

	Payments Due by Period
Contractual Obligations	Total	2009	2010 and 2011	2012 and 2013	2014 and beyond
	(In thousands)
Long-term debt excluding capital leases (a)	$2,445,024	$14,448	$638,492	$274,084	$1,518,000
Interest payments (b)	665,325	44,727	325,373	246,471	48,754

(a)	Reflects our term loan C as maturing in 2014. See further description in “—Liquidity and Capital Resources.”

(b)	Interest payments are calculated based upon our 2009 amended senior secured credit agreement and based upon our September 30, 2009 actual interest rates.

The following table sets forth, as of September 30, 2009, our most significant contractual obligations and commitments which have experienced significant changes since December 31, 2008, on a pro forma basis.

	Payments Due by Period
Contractual Obligations	Total	2009	2010 and 2011	2012 and 2013	2014 and beyond
	(In thousands)
Long-term debt excluding capital leases (a)	$2,120,024	$13,626	$524,374	$269,764	$1,312,260
Interest payments (b)	595,742	40,403	291,791	218,404	45,144

(a)	Reflects our term loan C as maturing in 2014. See further description in “—Liquidity and Capital Resources.”

(b)	Interest payments are calculated based upon our 2009 amended senior secured credit agreement and based upon our September 30, 2009, actual interest rates.

In accordance with the terms of our agreement to sell the Meaux, France facility, we will be required to pay up to 3.5 million euros (approximately $5.1 million) in the fourth quarter of 2009.

In addition to the amounts included above, in 2009 we expect to make cash contributions to our pension plans of approximately $4.0 million ($2.6 million of which has already been paid as of September 30, 2009). Cash contributions in subsequent years will depend on a number of factors including the performance of plan assets.

Due to recent market volatility, our defined benefit plans have experienced significant market declines in plan assets. As a result, our projected 2009 actuarially determined adjusted funding target attainment percentages (“AFTAP”) have declined proportionately. In order to avoid benefit restrictions and other notification requirements for not maintaining an AFTAP level of 80%, we made a contribution of $12.7 million to the plan on April 1, 2009. Our AFTAP levels for 2008 were between 80% and 90%. For further information on our pension plans, see note 13, “Pension Plans,” of the notes to consolidated financial statements and note 20, “Pension Plans,” of the notes to the unaudited condensed consolidated financial statements included in this prospectus.

Uncertain tax contingencies are positions taken or expected to be taken on an income tax return that may result in additional payments to tax authorities. However, due to the uncertainty of the timing of future cash flows associated with our unrecognized tax benefits, we are unable to make reasonably reliable estimates of the period of cash settlement, if any, with the respective taxing authorities. Accordingly, unrecognized tax benefits of $16.3 million as of December 31, 2008, have been excluded from the contractual obligations table above. For further information related to unrecognized tax benefits, see note 18, “Income Taxes,” of the notes to consolidated financial statements included elsewhere in this prospectus.

Other contractual obligations include certain derivatives with a net liability of $22.8 million and $21.5 million as of December 31, 2008, and September 30, 2009, respectively. We would have been required to pay these amounts to the counterparties to settle these derivatives at December 31, 2008, and September 30, 2009, respectively. As required under ASC 815-30, “Derivative Instruments and Hedging Activities,” these derivatives will be revalued at each balance sheet date, potentially resulting in a different asset or liability position. Based on the uncertainty of timing and amounts of payments in the future, these derivative contracts are excluded from the contractual obligations table above.

Off-Balance Sheet Arrangements

Other than letter of credit agreements and operating leases, as of September 30, 2009, we did not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of SEC Regulation S-K. We had letter of credit agreements outstanding in the amount of $12.4 million and $10.7 million as of December 31, 2008, and September 30, 2009, respectively.

We have entered into agreements with an unrelated third-party for the financing of specific accounts receivable of certain foreign subsidiaries. The financing of accounts receivable under these agreements is accounted for as a sale of receivables in accordance with the guidance under ASC 860-20, “Sale of Financial Assets.” Under the terms of the financing agreements, we transfer ownership of eligible accounts receivable without recourse to the third-party purchaser in exchange for cash. Proceeds on the transfer reflect the face value of the accounts receivable less a discount. The discount is recorded against net sales on the consolidated statement of operations in the period of the sale. The eligible receivables financed pursuant to this factoring agreement are excluded from accounts receivable on the consolidated balance sheet and are reflected as cash provided by operating activities on the consolidated statement of cash flows, while non-eligible receivables remain on the balance sheet with a corresponding liability established when those receivables are financed. We do not continue to service, administer and collect the eligible receivables under this program. The third-party purchaser has no recourse to us for failure of debtors constituting eligible receivables to pay when due. We maintain insurance on behalf of the third-party purchaser to cover any losses due to the failure of debtors constituting eligible receivables to pay when due. At December 31, 2008, and September 30, 2009, we had sold $29.9 million and $3.1 million of eligible accounts receivable, respectively, which represent the face amounts of total outstanding receivables at those dates.

Critical Accounting Policies and Estimates

Long-Lived Assets

The plastic container business is capital intensive and highly competitive. Technology and market conditions can change rapidly, possibly impacting the fair value of our long-lived assets. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We generally use a probability-weighted estimate of the future undiscounted net cash flows of the related asset or asset grouping over the remaining life in measuring whether the assets are recoverable. Any impairment loss, if indicated, is measured on the amount by which the carrying amount of the asset exceeds the estimated fair value of the asset. When fair values are not available, we generally estimate fair value using the probability-weighted expected future cash flows discounted at a risk-adjusted rate. Management believes that this policy is critical to the financial statements, particularly when evaluating long-lived assets for impairment. Varying results of this analysis are possible due to the significant estimates involved in our evaluations.

Impairment of Goodwill

Goodwill is not amortized, but instead is subject to impairment testing. We perform an evaluation to determine whether goodwill is impaired annually, or when events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Events or circumstances that might indicate an interim evaluation is warranted include unexpected adverse business conditions, economic factors, unanticipated technological changes or competitive activities, loss of key personnel and acts by governments and courts. The identification and measurement of goodwill impairment involves the estimation of the fair value of reporting units. We consider a number of factors, including the input of an independent appraisal firm, in conducting the impairment testing of our reporting units. We perform our impairment testing by comparing the estimated fair value of the reporting unit to the carrying value of the reported net assets, with such testing occurring as of the end of each year. Fair value is generally based on the income approach using a calculation of discounted cash flows, based on the most recent financial projections for the reporting units, and is reconciled to our determination of total enterprise fair value. The financial projections are management’s best estimates based on current and forecasted market conditions. The calculation of fair value for our reporting units incorporates many assumptions including future growth rates, profit margins and discount factors; such assumptions are consistent with our annual budgeting and forecasting process. Changes in economic and operating conditions impacting these assumptions could result in additional impairment charges in future periods. Our evaluation as of December 31, 2008, resulted in no impairment charge being identified for our North American and European operating segments and an impairment charge of $1.4 million for our South American operating segment. A 1% increase in the discount rates used in our evaluation would have resulted in a reduction of enterprise fair value of reporting units tested of approximately $256 million and no additional impairment charge for the year ended December 31, 2008.

Derivatives

We account for derivatives under ASC 815, “Derivatives and Hedging.” This guidance establishes accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. All derivatives, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value. The fair value of the derivatives is determined from sources independent of us, including the financial institutions which are party to the derivative instruments. The fair value of derivatives also considers the credit default risk of the paying party. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and the hedged item will be recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portion of the change in the fair value of the derivative will be recorded in other comprehensive income (loss) and will be recognized in the income statement when the hedged item affects earnings.

In the past, we have entered into interest rate swap and collar agreements, foreign currency exchange contracts and natural gas swap agreements. These derivative contracts are accounted for as cash flow hedges.

ASC 815 defines requirements for designation and documentation of hedging relationships as well as ongoing effectiveness assessments in order to use hedge accounting. For a derivative that does not qualify as a hedge, changes in fair value will be recognized in earnings. Continued use of hedge accounting is dependent on management’s adherence to this accounting policy. Failure to properly document our interest rate swap and collar agreements, foreign currency exchange contracts and natural gas swap agreements as cash flow hedges would result in income statement recognition of all or part of any future unrealized gain or loss recorded in other comprehensive income (loss). The potential income statement impact resulting from a failure to adhere to this policy makes this policy critical to the financial statements.

Benefit Plans

We have several defined benefit plans, under which participants earn a retirement benefit based upon a formula set forth in the plan. Key assumptions used in the actuarial valuations include the discount rate and the anticipated rate of return on plan assets, as determined by management. These rates are based on market interest rates, and therefore, fluctuations in market interest rates could impact the amount of pension expense recorded for these plans. Our primary U.S. defined benefit plan for hourly and salaried employees was frozen to future salary and service accruals in the fourth quarter of 2006.

These assumptions change based on changes in rates derived from high-quality long-term bond indices, the terms of which approximate the term of the cash flows to pay the accumulated benefit obligations when due. A decrease of 50 basis points in the discount rate and the long-term rate of return on plan assets, assuming no other changes in estimates, would have increased the amount of the required annual expense by approximately $0.5 million for the year ended December 31, 2008, and increased the pension liability by $0.3 million as of December 31, 2008.

Income Taxes

We account for income taxes in accordance with ASC 740-10, “Income Taxes,” which requires that deferred tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences between the financial reporting and tax bases of recorded assets and liabilities. ASC 740-10 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized. We have recorded a valuation allowance to reduce our deferred tax assets to the amount that we believe is more likely than not to be realized. Our assumptions regarding future realization may change due to future operating performance and other factors.

Inherent in determining our effective tax rate are judgments regarding business plans and expectations about future operations. These judgments include the amount and geographic mix of future taxable income, limitations on usage of net operating loss carry-forwards, potential tax law changes, the impact of ongoing or potential tax audits, earnings repatriation plans and other future tax consequences.

In 2007, we implemented Financial Accounting Standards Board (“FASB”) Interpretation No. (“FIN”) 48, which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on accounting for derecognition, interest, penalties, accounting in interim periods, disclosure and classification of matters related to uncertainty in income taxes and transitional requirements upon adoption of FIN 48. Due to the significant amounts involved and judgment required, we deem this policy to be critical to our financial statements.

For disclosure of all of our significant accounting policies see note 1 of the notes to consolidated financial statements included elsewhere in this prospectus.

Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projection of any evaluation of effectiveness to future periods is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2008. Management’s assessment of internal control over financial reporting was conducted using the criteria in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

A material weakness is a control deficiency, or combination of control deficiencies, that results in the reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected in a timely manner. In connection with management’s assessment of our internal control over financial reporting, management has concluded that our internal control over financial reporting was effective at December 31, 2008, and that there were no material weaknesses in our internal control over financial reporting as of that date.

Deloitte & Touche LLP, an independent registered public accounting firm, which has audited and reported on the consolidated financial statements as of December 31, 2008, included elsewhere in this prospectus, has issued its report on the effectiveness of our internal control over financial reporting, which is included elsewhere in this prospectus.

Recently Issued Accounting Pronouncements

In September 2006, the FASB issued guidance under ASC 820-10, “Fair Value Measurements and Disclosures” (formerly SFAS 157, “Fair Value Measurements”). This guidance establishes a single authoritative definition of fair value, sets out a framework to classify the source of information used in fair value measurements, identifies additional factors that must be disclosed about assets and liabilities measured at fair value based on their placement in the new framework and modifies the long-standing accounting presumption that the transaction price of an asset or liability equals its initial fair value. In February 2008, the FASB delayed the effective date for certain non-financial assets and liabilities until January 1, 2009. We adopted this guidance effective January 1, 2008, for financial assets and liabilities (see note 11 of the notes to consolidated financial statements for the year ended December 31, 2008 and note 12 of the notes to condensed consolidated financial statements (unaudited) for the nine months ended September 30, 2009 in this prospectus for further discussion). We adopted this guidance for certain non-financial assets and liabilities effective January 1, 2009, and the adoption had no impact on our financial statements as it relates to these assets and liabilities.

In March 2008, the FASB issued guidance under ASC 815-30, “Derivatives and Hedging” (formerly SFAS 161, “Disclosures about Derivative Instruments and Hedging Activities”). This guidance is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance and cash flows. It requires disclosure of the fair values of derivative instruments and their gains and losses in a tabular format. It also requires more information about an entity’s liquidity by requiring disclosure of derivative features that are credit risk-related, and requires cross-referencing within footnotes to enable financial statement users to locate important information about derivative instruments. We adopted this guidance effective January 1, 2009 (see note 13 of the notes to condensed consolidated financial statements (unaudited) for the nine months ended September 30, 2009 in this prospectus for further discussion).

In December 2008, the FASB issued guidance under ASC 715, “Defined Benefit Plans” (formerly Staff Position FAS 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets”), which requires enhanced disclosures of the plan assets of an employer’s defined benefit pension or other postretirement benefit plans. The disclosures required under this guidance will include information regarding the investment allocation decisions made for plan assets, the fair value of each major category of plan assets disclosed separately for pension plans and other postretirement benefit plans and the inputs and valuation techniques used to measure the fair value of plan assets that would be similar to the disclosures about fair value measurements required by ASC 820-10. The disclosures in this guidance are effective for fiscal years ending after December 15, 2009.

In April 2009, the FASB issued guidance under ASC 825-10-65-1, “Financial Instruments—Overall—Transition and Open Effective Date Information” (formerly Staff Position FAS 107-1 and Accounting Principles Board Opinion 28-1, “Interim Disclosures about Fair Value of Financial Instruments”). This guidance requires disclosures about fair value of financial instruments for interim reporting periods that were previously only required in annual financial statements. This guidance is effective for interim periods ending after June 15, 2009. We adopted this guidance effective June 30, 2009 (see note 12 of the notes to condensed consolidated financial statements (unaudited) for the nine months ended September 30, 2009 in this prospectus for further discussion).

In May 2009, the FASB issued guidance under ASC 855, “Subsequent Events” (formerly SFAS 165, “Subsequent Events”). This guidance establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This guidance is effective for interim and annual fiscal periods ending after June 15, 2009. We adopted this guidance effective June 30, 2009, and the adoption had no impact on our financial statements.

In June 2009, the FASB issued guidance under SFAS 166, “Accounting for Transfers of Financial Assets, an amendment of SFAS 140,” which has not been codified in the ASC. SFAS 166 amends SFAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities—a replacement of FASB Statement 125,” to improve the relevance, representational faithfulness and comparability of the information that a reporting entity provides in its financial reports about a transfer of financial assets, the effects a transfer will have on its financial performance and cash flows and any transferor’s continuing involvement in transferred financial assets. This statement is effective for interim and annual reporting periods that begin after November 15, 2009. We are currently evaluating the impact that the adoption of SFAS 166 may have on our financial statements.

In June 2009, the FASB issued guidance under ASC 105-10, “Generally Accepted Accounting Principles” (formerly SFAS 168, “FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles”). This guidance establishes the ASC as the single source of authoritative nongovernmental GAAP, superseding existing pronouncements published by the FASB, American Institute of Certified Public Accountants, Emerging Issues Task Force and other accounting bodies. This guidance establishes only one level of authoritative GAAP. All other accounting literature will be considered non-authoritative. The ASC reorganizes the GAAP pronouncements into accounting topics and displays them using a consistent structure. This guidance is effective for financial statements issued for interim and annual periods ending after September 15, 2009. We adopted this guidance effective July 1, 2009.

Management has determined that all other recently issued accounting pronouncements will not have a material impact on our financial statements, or do not apply to our operations.

Quantitative and Qualitative Disclosures About Market Risk

In the normal course of business we are subject to risk from adverse fluctuations in interest and foreign exchange rates and commodity prices. We manage these risks through a program that includes the use of derivative financial instruments, primarily interest rate swap and collar agreements, foreign currency exchange contracts and natural gas swap agreements. Counterparties to these contracts are major financial institutions. These instruments are not used for trading or speculative purposes. The extent to which we use such instruments is dependent upon our access to them in the financial markets and our use of other methods, such as netting exposures for foreign exchange risk and establishing sales arrangements that permit the pass-through to customers of changes in commodity prices and foreign exchange rates, to effectively achieve our goal of risk reduction. Our objective in managing our exposure to market risk is to limit the impact on earnings and cash flow.

Interest Rate Risk

We had significant long and short-term debt commitments outstanding as of September 30, 2009. These on-balance sheet financial instruments, to the extent they provide for variable rates of interest, expose us to interest rate risk. We manage our interest rate risk by entering into interest rate swap and collar agreements. Based on the outstanding amount of our variable-rate indebtedness at September 30, 2009, a one percentage point change in the interest rates for our variable-rate indebtedness would impact interest expense by an aggregate of approximately $6.2 million, excluding the impact of our interest rate collar and swap agreements at September 30, 2009. All of our derivative financial instrument transactions are entered into for non-trading purposes.

Our financial instruments at September 30, 2009, including derivative instruments, which expose us to interest rate risk and market risk are presented in the table below. For variable-rate debt obligations, the table presents principal cash flows and related actual weighted average interest rates as of September 30, 2009. For fixed-rate debt obligations, the table presents principal cash flows and related weighted average interest rates by maturity dates. For interest rate swap and collar agreements, the table presents notional amounts and interest rates, by expected (contractual) maturity date, including the pay rates and the receive rates (actual interest rates at

September 30, 2009). The interest rate swap and collar agreements are accounted for as cash flow hedges. Note 11 of the notes to consolidated financial statements included in this prospectus should be read in conjunction with the table below.

	Expected Maturity Date of Long-Term Debt (Including Current Portion) and Interest Rate Swap Agreements at September 30, 2009							Fair Value at September 30, 2009
	2009	2010	2011	2012	2013	Thereafter	Total
	(Dollars in thousands)
Interest rate sensitive liabilities:
Variable rate borrowings, including short-term amounts	$9,324	$21,408	$616,317	$12,000	$12,000	$1,143,000	$1,814,049	$1,797,304
Average interest rate	10.33%	7.30%	2.66%	7.15%	7.15%	7.15%	5.64%
Fixed rate borrowings	$8,158	$10,383	$5,732	$250,233	$9	$375,000	$649,515	$658,265
Average interest rate	14.80%	8.63%	7.72%	8.50%	3.96%	9.88%	9.37%
Total interest rate sensitive liabilities	$17,482	$31,791	$622,049	$262,233	$12,009	$1,518,000	$2,463,564	$2,455,569
Derivatives matched against liabilities:
Pay fixed swaps			$350,000				$350,000	$(18,766)
Pay rate			4.08%				4.08%
Receive rate			0.47%				0.47%
Interest rate collars		$385,000					$385,000	$(2,643)
Cap rate		4.70%					4.70%
Floor rate		2.88%					2.88%

Foreign Currency Exchange Rate Risk

We manage foreign currency exposures (primarily to the euro, Canadian dollar, Polish zloty, Brazilian real, pound sterling and certain non-U.S. subsidiaries’ purchases of raw materials and/or sales of products in U.S. dollars) at the operating unit level. Exposures that cannot be naturally offset within an operating unit are hedged with derivative financial instruments where possible and cost effective in our judgment. Foreign currency exchange contracts which hedge defined exposures generally mature within twelve months. We do not generally hedge our exposure to translation gains or losses on our non-U.S. net assets. Foreign currency exchange contracts are accounted for as cash flow hedges. At September 30, 2009, we had foreign currency exchange contracts outstanding for the purchase of pound sterling in an aggregate amount of $1.5 million.

Commodity Pricing Risk

We purchase commodities for our products such as HDPE and PET resins. These commodities are generally purchased pursuant to contracts or at market prices established with the vendor. In general, we do not engage in hedging activities for these commodities due to our ability to pass on price changes to our customers.

We also purchase other commodities, such as natural gas and electricity, and are subject to risks on the pricing of these commodities. In general, we purchase these commodities pursuant to contracts or at market prices. We manage a portion of our exposure to natural gas price fluctuations through natural gas swap agreements. We entered into natural gas swap agreements to hedge approximately 22% and 63% of our domestic exposure to fluctuations in natural gas prices for the year ended December 31, 2008 and for the nine months ended September 30, 2009, respectively. At September 30, 2009, we had natural gas swap agreements outstanding in an aggregate amount of $0.1 million that expire in December 2009.

BUSINESS

We are a worldwide leader in the design, manufacture and sale of value-added, custom blow molded plastic containers for branded consumer products. We operate in product categories where customers and end users value the technology and innovation that our custom plastic containers offer as an alternative to traditional packaging materials such as glass, metal and paperboard. We selectively pursue opportunities where we can leverage our technology portfolio to continue to drive the trend of conversion to plastic containers from other packaging materials. Our customers include leading multi-national and regional blue-chip consumer product companies that seek customized, sustainable plastic container solutions in diverse and stable end markets, such as the food and beverage and the household consumer products markets. We believe we are well-positioned to meet the evolving needs of our customers who often use our technology to differentiate their products with value-added design and performance characteristics such as smooth-wall panel-less bottles, unique pouring and dispensing features, multilayer bottles incorporating barrier technologies to extend shelf life, and ultra lightweight bottles with “hot-fill” capabilities that allow containers to be filled at high temperatures.

We believe we have number one market share positions in North America for hot-fill juices, sports drinks/isotonics, yogurt drinks, liquid fabric care, dish detergents, hair care, skin care, oral care and certain other products. For the year ended December 31, 2008, approximately 90% of our net sales from continuing operations were realized in these product categories. We do not participate in markets where technology is not a differentiating factor, such as the carbonated soft drink or bottled water markets.

Our value-added products are supported by more than 1,000 issued or pending patents. We strive to provide the highest quality products and services to our customers, while remaining focused on operational excellence and continuous improvement. These priorities help to reduce our customers’ costs, while also maximizing our financial performance and cash flow. We supply our customers through a network of 84 manufacturing facilities, approximately one-third of which are located on-site at our customers’ plants. The vast majority of our sales are made pursuant to long-term customer contracts that include the pass-through of the cost of plastic resin, as well as mechanisms for the pass-through of certain other manufacturing costs.

Collectively, our product portfolio, technologies, end markets and operations all contribute to our industry-leading margins and strong cash flow.

Our Markets

We supply plastic containers to a significant number of end markets. Our products provide differentiated packaging for consumer products that help address basic needs such as food and beverage, hygiene and home care. The end markets we supply are generally characterized by stable long-term demand trends which are relatively insulated from economic cycles.

Food and Beverage. In the food and beverage product category, we produce containers for shelf-stable, refrigerated and frozen juices, non-carbonated juice drinks, nutritional beverages, beer, yogurt drinks, teas, sports drinks/isotonics, vitamin enhanced waters, snacks, liquor, toppings, sauces, jellies and jams. We believe, based on internal estimates, that we have one of the leading domestic positions in plastic containers for hot-fill juice and juice drinks, sports drinks/isotonics, drinkable yogurt and smoothies, nutritional supplements, wide-mouth food, dressings and condiments, and the leading global position in plastic containers for yogurt drinks. Based on our knowledge and experience in the industry, our focus on markets which are likely to convert to plastic, our proprietary technologies and our current market position, we believe we are strategically positioned to benefit from the food and beverage markets that have yet to convert, or that are in the early stages of conversion, to plastic and also to take advantage of evolving domestic and international conversion opportunities like beer, sauces, salsas and nutritional products.

Our largest customers in the food and beverage product category include, in alphabetical order: Abbott Laboratories (“Abbott”), Arizona Beverages Company, LLC (“Arizona”), Barton Brands (“Barton”), Clement

Pappas & Co., Inc. (“Clement Pappas”), Clorox Products Manufacturing Company (“Clorox”), Coca-Cola North America (“Coca-Cola”), Conopco Inc. (“Unilever”), Group Danone (“Danone”), H.J. Heinz Company (“Heinz”), Ocean Spray Cranberries, Inc. (“Ocean Spray”), PepsiCo, Inc. (“PepsiCo”), The Quaker Oats Company (“Gatorade”), Tropicana Products, Inc. (“Tropicana”) and Welch Foods, Inc. (“Welch’s”). For the years ended December 31, 2006, 2007 and 2008 and for the nine months ended September 30, 2009, we generated approximately 58.6%, 60.3%, 61.0% and 61.5%, respectively, of our net sales from food and beverage containers.

Household. In the household product category, we are a leading supplier of plastic containers for products such as liquid fabric care, dish care and hard-surface cleaners. The growth in prior years was fueled by conversions from powders to liquids for such products as detergents, household cleaners and automatic dishwashing detergent. The growth of this product category now follows gross domestic product (“GDP”) growth as liquids have gained a predominant share of these products. The fabric care industry now offers most of its brands in a concentrated formula which has reduced sales in this product category.

Our largest customers in the household product category include, in alphabetical order: Church & Dwight Co., Inc. (“Church & Dwight”), Clorox, Colgate-Palmolive Company (“Colgate-Palmolive”), Dial Corporation (“Dial,” a division of Henkel), The Procter & Gamble Company (“Procter & Gamble”) and Unilever. For the years ended December 31, 2006, 2007 and 2008 and for the nine months ended September 30, 2009, we generated approximately 20.2%, 20.2%, 19.2% and 18.4%, respectively, of our net sales from household containers.

Personal Care/Specialty. In the personal care/specialty product category, we are a supplier of plastic containers for products such as hair care, skin care and oral care. Our product design, technology development and decorating capabilities help our customers build brand awareness for their products through unique, and frequently changing, packaging design.

Our largest customers in the personal care/specialty product category include, Johnson & Johnson Consumer Companies, Inc. and Procter & Gamble. For the years ended December 31, 2006, 2007 and 2008 and for the nine months ended September 30, 2009, we generated approximately 9.8%, 8.3%, 7.3% and 7.5%, respectively, of our net sales from personal care/specialty containers.

Automotive Lubricants. We believe, based on internal estimates, that we are the leading supplier of plastic motor oil containers in the United States, Canada and Brazil, supplying most of the motor oil producers in these countries.

Our largest customers in the automotive lubricants product category include, in alphabetical order: Ashland, Inc. (“Ashland,” producer of Valvoline motor oil), BP Lubricants USA, Inc. (“BP Lubricants,” an affiliated company of BP PLC, producer of Castrol motor oil), ExxonMobil Corporation (“ExxonMobil”) and Shell Oil Products US (“Shell,” producer of Shell, Pennzoil and Quaker State motor oils). For the years ended December 31, 2006, 2007 and 2008 and for the nine months ended September 30, 2009, we generated approximately 11.4%, 11.2%, 12.5% and 12.6%, respectively, of our net sales from automotive lubricants containers.

Additional information regarding operating segments and product categories is provided in note 21 of the notes to consolidated financial statements in this prospectus.

Our Strengths

Global Leader in the Value-Added Plastic Packaging Market. We believe we are one of the few companies that can provide value-added custom plastic containers on a global scale, manufactured from a variety of resins. For the year ended December 31, 2008, approximately 90% of our net sales from continuing operations were realized in product categories in which we believe we have number one market share positions. We have deliberately focused our technologies and assets on key custom markets that tend to support higher global growth and margins. We believe we have the leading domestic market position for custom plastic containers for juice, beer, yogurt drinks, frozen concentrate and pasta sauce and the leading position in Europe for custom plastic containers for yogurt drinks. In addition, we have grown internationally alongside our multi-national consumer product customers. Our proven business model positions us to benefit from the continued growth of our existing consumer product customers in international markets where we anticipate significant demand for plastic containers.

Strategically Positioned to Benefit from Secular Trends in Packaging. We believe we are a leader in the conversion to plastic containers for many major product categories such as shelf-stable, chilled and frozen concentrate juices, beer, food products, energy drinks and ready-to-drink teas. The conversion to plastic containers from other packaging materials has been accelerated by technological advancements, changing consumer preferences and an increased focus on lightweight, sustainable packaging. The advantages of plastic containers, such as shatter resistance, reduced shipping weight, ease of opening and dispensing and resealability, have established plastic as the packaging material of choice on a global basis. We believe we are well positioned to use our technology to help drive the conversion in categories yet to convert, or that are in the early stages of conversion, to plastic containers.

Stable, Long-Term Customer Relationships. We have enjoyed long-standing relationships with our largest and most important customers due to our technology, innovation, product quality and our ability to reduce our customers’ packaging costs. The majority of these customers are under long-term contracts and have been doing business with us, on average, for over 20 years. We believe we have helped establish the brands for many of our top customers, and in some cases, we are the sole source provider in multiple geographies. These efforts have led to awards from several of our major customers, including Heinz Supplier of the Year (2006, 2007, 2008 and 2009), 2008 Anheuser Busch Select Supplier, 2008 Dannon Supplier of the Year, 2007 Miller Beer Supplier of the Year and 2008 Abbott Supplier Excellence Award.

Superior Technology with Long History of Innovation. We use technology and innovation to drive conversions, as well as to deliver solutions that meet our customers’ needs for new designs, product performance requirements, cost management and sustainability. We have demonstrated significant success in designing plastic containers that include customized features such as smooth-wall panel-less bottles, complex shapes, reduced weight, handles, grips, view stripes, pouring features and graphic-intensive customized labeling. Our products must often meet specialized performance and structural requirements, such as hot-fill capability, recycled material usage, oxygen and carbon dioxide barriers, flavor protection and multi-layering. Our strong design capabilities have been especially important to our customers, who generally use packaging to differentiate and add value to their brands, which enable them to spend less on promotion and advertising. We have filed for 925 patents over the past five years for our design and functional package innovations.

“On-Site” Model Provides Stability and Global Opportunities. Approximately one third of our 84 manufacturing facilities are located “on-site” at our customers’ plants. Our on-site plants enable us to work closely with our customers, reducing working capital needs through just-in-time inventory management, generating significant savings opportunities through process re-engineering and eliminating freight and warehouse expenses. In many cases, our on-site operations are integrated with our customers’ manufacturing operations, so our products are delivered by direct conveyance to the customers’ filling lines. As our customers expand globally, our on-site model offers us opportunities to expand alongside our customers in attractive, high-growth markets, while minimizing our investment risk.

Leader in Sustainability. We have emerged as a leader in sustainability initiatives within the packaging industry. We believe we are the only provider of 100% post-consumer resin (“PCR”) containers for food and beverage applications. Our product design capabilities capitalize on the inherent benefits of plastic to produce lightweight bottles that help our customers reduce material usage, lower container weight, save freight costs and improve product-to-package ratios. Our on-site business model also helps eliminate unnecessary freight costs by providing a product source close to our customers, as well as helping to synchronize demand planning with our customers’ plants to further reduce inefficiency. We also provide PCR as a resin source alternative for our customers and produce PCR ourselves at our Graham Recycling Plant in York, Pennsylvania.

Focus on Operational Excellence. We strive to provide the highest quality product to our customers, while continually eliminating inefficiency and reducing costs. We are committed to improve productivity and reduce non-value-added activities and costs in our production processes, purchasing activities, selling, general and administrative expenses, capital expenditures and working capital. For example, from January 1, 2006, through September 30, 2009, we closed or merged several plants that did not meet our internal performance criteria; we implemented information systems to analyze customer profitability and drove subsequent improvement actions and exited certain relationships; we centralized nearly all procurement activities; we benchmarked and subsequently reduced selling, general and administrative expenses. We utilize our Graham Performance System, a bi-weekly performance management review of our continuous improvement process, where we measure performance and track progress on initiatives relating to safety, quality, productivity, capital expenditures, working capital and other actions leading to improved financial performance. Overall, we have a strong pipeline of specific cost reduction opportunities, which we intend to implement to optimize our cost structure.

Attractive, Stable Margins and Strong Cash Flow Generation. Our strong profit margins, combined with our disciplined approach to capital expenditures, focus on higher margin business opportunities and stringent working capital management, enable us to generate strong and recurring cash flow. The stability of our margins is enhanced by the pass-through of the cost of resin to customers by means of corresponding changes in product pricing. For the nine months ended September 30, 2009, we generated $308.2 million in cash flow from operations, which reduced our net debt (total outstanding indebtedness net of cash and cash equivalents) and enabled us to make strategic investments in our business. We also have a very strong liquidity position, as we had $196.8 million of cash and cash equivalents and $237.3 million of availability under our senior secured revolving credit facility, as of September 30, 2009, and the majority of our debt matures in 2012 and beyond. In addition, our cash taxes are minimized by net operating losses and other tax assets. Additional net deferred tax assets of $237.7 million, before valuation allowance, would have been recorded if the IPO Reorganization had occurred on September 30, 2009. We believe our strong financial position allows us to serve our customers effectively and pursue our strategic plan of stable and profitable growth while maximizing cash flow and reducing financial leverage.

Experienced Management Team with Meaningful Equity Incentives. We have recruited a world-class management team that has successfully executed on transformational company initiatives over the past three years. Their achievements include: increasing our gross margin; decreasing our selling, general and administrative expenses; reducing our annual capital expenditures; generating improved cash flow; reducing our financial leverage; improving our return on capital employed; executing our sustainability initiatives; and expanding our business in high-growth markets, including India. Our senior managers are meaningfully invested in our performance, which gives them an ongoing stake in the creation of stockholder value. After the IPO Reorganization and this offering, management will own approximately     % of our common stock on a fully diluted basis.

Our Strategy

We intend to capitalize on our leadership positions in value-added custom plastic containers to increase our earnings before interest, taxes, depreciation and amortization (“EBITDA”) and cash flow in order to reduce our financial leverage and increase stockholder return. We seek to achieve this objective by pursuing the following strategies:

Manage our Business for Stable Growth and Strong Cash Flow Generation. We primarily serve the food and beverage and the household consumer products markets, which tend to be relatively stable due to the underlying demand characteristics of these markets. We will continue to manage our business for growth that meets our disciplined financial performance criteria. We plan to continue to generate cash flow through EBITDA growth and disciplined capital expenditure and working capital management. Our stable growth and strong cash flow will allow us to reduce our financial leverage and increase stockholder return.

Leverage Our Technology Portfolio to Meet the Needs of Our Customers. Most of our customers use packaging to differentiate their products in order to improve their profit margins and market share. We plan to build on our track record of delivering innovations that add value through differentiated shapes and features, and technologies that provide specialized performance and structural attributes. We will also continue to build on our long history of success in meeting the evolving sustainability needs of our customers including reduced raw material content (lightweighting) and increased use of recycled content.

Targeted Organic Growth in Attractive Markets Utilizing Our Proven Business Model. We intend to drive conversions to plastic packaging in markets such as beer, sauces, salsas and nutritional products. These markets allow us to grow through the deployment of our proven technologies to new applications which can often result in new on-site opportunities. We will also seek opportunities in new markets, including high-growth emerging markets such as Latin America, Eastern Europe, India and the rest of Asia. These markets offer compelling opportunities for our custom plastic containers due to changing consumption patterns, increasing penetration rates of packaged goods and emerging consumer bases.

Continue to Focus on Operational Excellence. Our goal is to be the highest quality, most cost-effective provider of value-added custom plastic containers in our markets. We believe we have established a track record of implementing operational improvements and building a lean operating and overhead structure. We intend to focus on further cost reductions through continuous improvement initiatives, leveraging our design and process technology and maintaining our rigorous operational management systems. We believe our focus on operational improvement will continue to drive customer quality, capital efficiency, cash flow and ultimately return on capital employed.

Supplement Organic Growth with Opportunistic and Accretive Strategic Investments. In addition to our primary organic growth strategy, we plan to consider selective investments, joint ventures and strategic acquisitions to supplement our growth objectives. We intend to focus on disciplined and accretive investments that leverage our core strengths in custom plastic containers and enhance our current product, market, geography and customer strategies.

Raw Materials

PET, HDPE and PP resins constitute the primary raw materials used to make our products. These materials are available from a number of domestic and international suppliers and we are not dependent upon any single supplier. We consider the supply and availability of raw materials to be adequate to meet our needs. We believe that we maintain an adequate inventory to meet demands, but there is no assurance this will be true in the future. Changes in the cost of resin are passed through to customers by means of corresponding changes in product pricing in accordance with our agreements with these customers and industry practice. We operate a large HDPE bottles-to-bottles recycling plant in York, Pennsylvania, and use the recycled materials from this plant and other recycled materials in a majority of our products.

Customers

Substantially all of our sales are made to major branded consumer products companies. The products we manufacture for our customers require innovative packaging design and engineering to accommodate complex container shapes, specific material requirements and functionality. Customers also require quick and reliable delivery. As a result, many customers opt for long-term contracts, some of which have terms up to ten years. A majority of our top twenty customers are under long-term contracts. Our contracts typically contain provisions allowing for price adjustments based on changes in raw materials and in a majority of cases the cost of energy and labor, among other factors. In many cases, we are the sole supplier of our customers’ custom plastic container requirements nationally, regionally or for a specific brand. For the year ended December 31, 2008 and for the nine months ended September 30, 2009, we had sales to one customer, PepsiCo, which exceeded 10% of net sales. Our sales to PepsiCo were 13.3% and 11.3% of net sales for the year ended December 31, 2008 and for the nine months ended September 30, 2009, respectively. For the nine months ended September 30, 2009, our twenty largest customers, who accounted for over 69% of net sales, were, in alphabetical order:

Customer (1)	Category	Company Customer Since (1)
Abbott	Food and Beverage	Mid 2000s
Arizona	Food and Beverage	Late 1990s
Ashland (2)	Automotive Lubricants	Early 1970s
BP Lubricants (3)	Automotive Lubricants	Late 1960s
Church & Dwight	Household	Late 1980s
Clement Pappas	Food and Beverage	Mid 1990s
Clorox	Food and Beverage and Household	Late 1960s
Coca-Cola	Food and Beverage	Late 1990s
Danone	Food and Beverage	Late 1970s
Dial	Household and Personal Care/Specialty	Early 1990s
ExxonMobil	Automotive Lubricants	Early 2000s
Heinz	Food and Beverage	Early 1990s
Knouse	Food and Beverage	Early 1990s
Ocean Spray	Food and Beverage	Early 1990s
PepsiCo (4)	Food and Beverage	Early 2000s
Frito-Lay	Food and Beverage	Early 2000s
Gatorade	Food and Beverage	Late 1990s
Tropicana	Food and Beverage	Mid 1980s
Procter & Gamble	Household and Personal Care/Specialty	Late 1950s
Shell (5)	Automotive Lubricants	Early 1970s
Pennzoil-Quaker State	Automotive Lubricants	Early 1970s
Sun Products	Household	Late 2000s
Unilever	Household, Personal Care/Specialty and Food and Beverage	Early 1970s
Welch’s	Food and Beverage	Early 1990s

(1)	These companies include their predecessors, if applicable, and the dates may reflect customer relationships initiated by our predecessors or entities acquired by us.
(2)	Ashland is the producer of Valvoline motor oil.
(3)	BP Lubricants is the producer of Castrol motor oil.
(4)	PepsiCo includes Frito-Lay, Gatorade and Tropicana.
(5)	Shell includes Pennzoil-Quaker State.

International Operations

We have significant operations outside the United States. As of the end of the first nine months of 2009, we had 29 manufacturing facilities located in countries outside of the United States. Each of our operating segments produces plastic containers for all four of our core product categories.

South America. We have one on-site plant in Argentina, five on-site plants in Brazil and one off-site plant in each of Argentina, Brazil and Venezuela.

Mexico. In Mexico, we have three off-site plants and two on-site plants.

Europe. We have on-site plants in Belgium (2), France, the Netherlands, Poland, Spain and Turkey and off-site plants in Finland, France (2), the Netherlands, Poland, Turkey and the United Kingdom.

Canada. We have one off-site plant located near Toronto, Canada to service Canadian and northern U.S. customers.

See “Risk Factors—Risks Related to our Business—Our international operations are subject to a variety of risks related to foreign currencies and local law in several countries” for risks related to our foreign operations.

Competition

We face substantial regional and international competition across our product lines from a number of well-established businesses. Our primary competitors include Alpla Werke Alwin Lehner GmbH, Amcor Limited, Ball Corporation, Consolidated Container Company LLC, Constar International Inc., Liquid Container L.P., Logoplaste, Plastipak, Inc. and Silgan Holdings Inc. Several of these competitors are larger and have greater financial and other resources than us. We believe that we compete effectively because of our superior levels of service, speed to market and product design and development capabilities.

Marketing and Distribution

Our sales are made primarily through our own direct sales force, as well as selected brokers. Sales activities are conducted from our corporate headquarters in York, Pennsylvania and from field sales offices located in North America, Europe and South America. Our products are typically delivered by truck, on a daily basis, in order to meet customers’ just-in-time delivery requirements, except in the case of on-site operations. In many cases, our on-site operations are integrated with our customers’ manufacturing operations so that deliveries are made, as needed, by direct conveyance to the customers’ filling lines. We utilize a number of outside warehouses to store our finished goods prior to delivery to the customer.

Superior Product Design and Development Capabilities

Our ability to develop new, innovative containers to meet the design and performance requirements of our customers has established us as a market leader. We have demonstrated significant success in designing plastic containers that require customized features such as complex shapes, reduced weight, handles, grips, view stripes and pouring features. These packages often must meet specialized performance and structural requirements such as hot-fill capability, recycled material usage, oxygen barriers, flavor protection and multi-layering. Hot-fill technology allows customers’ products to be heated to temperatures high enough as to sterilize the inside of the container. In addition to increasing global demand for our customers’ products, we believe that our innovative packaging stimulates consumer demand and drives further conversion to plastic packaging. Consequently, our strong design capabilities have been especially important to our food and beverage customers, who generally use packaging to differentiate and add value to their brands while spending less on promotion and advertising. We have been awarded significant contracts based on these unique product design capabilities that we believe set us apart from our competition. Some of our design and conversion successes over the past few years include:

•	retortable PP container for Boost and Ensure adult nutritional beverages;

•	aseptic HDPE container for 8th Continent soy-based beverages;

•	hot-fill PET containers with Monosorb® oxygen scavenger for juices;

•	hot-fill PET and PP wide-mouth jar for Ragu pasta sauce, Seneca applesauce, Welch’s jellies and jams and Del Monte fruit slices;

•	lightweight 64 oz. rectangular container for hot-fill juice;

•	panel-free lightweight 16.9 oz. container for juices and teas; and

•	panel-free 20 oz. container for vitamin enhanced water.

Our innovative designs have also been recognized, through various awards, by a number of customers and industry organizations, including our:

•	International Delight Bottle (2009 Ameristar)

•	GIBCO® Cell Culture Bottle for Invitrogen Medical (2009 Ameristar)

•	multi-layer PP wide-mouth jar for Del Monte (2008 Ameristar Award);

•	PET “Apple” container for Martinelli’s (2007 WorldStar Award, 2006 DuPont Award and 2006 Ameristar Award);

•	PET rectangular juice bottle for Tree Top (2007 WorldStar Award and 2006 Ameristar Award);

•	PET “Fridge Fit” bottle for Heinz (2006 Ameristar Award and 2006 DuPont Award);

•	dual-chamber bottle for Procter & Gamble Cosmetics (2005 Food & Drug Personal Care package of the year);

•	ATP panel-free single-serve bottle and 64 oz. rectangular hot-fill bottle (2004 Ameristar Award); and

•	Ensure reclosable bottle (2004 Ameristar Award and 2004 DuPont Award).

We have an advanced multi-layer injection technology, trade named SurShot®. We believe that SurShot® is among the best multi-layer PET technologies available and billions of plastic containers are produced and sold each year using SurShot® technology. This multi-layer technology allows our customers to package oxygen and flavor-sensitive products, such as fruit juices, beer and teas, for extended shelf-life. In addition, the SurShot® technology can accommodate up to 40% post-consumer recycled resin. This is an important component of packaging sustainability. There has been increasing demand by customers for our innovative packages that meet new sustainability requirements for reduced weight. Recent introductions of Escape®, G-Lite™ and SlingShot™ technologies for PET bottles provide customers with improved features such as reduced container weight, smooth sides for a premium look or improved stacking ability for shipping and storage.

We believe these new products, along with our design and development capabilities, have positioned us as the packaging design, development and technology leader in the industry. Over the past several years we have received and have filed for numerous patents and design patents. See “—Intellectual Property.”

In 2005, we enhanced our technical capability with the opening of the Global Innovation & Design Center in York, Pennsylvania. We also have two major Technology Centers in York, Pennsylvania and Warsaw, Poland capable of producing limited quantities of new products and refurbishing equipment. Our Warsaw facility also manufactures and assembles a proprietary line of extrusion blow molding machines. This proprietary technology has enabled us to develop a leaner, more efficient manufacturing process.

We incur costs to research, design and develop new packaging products and technologies as incurred. Such costs, net of any reimbursement from customers, were $16.5 million, $11.6 million, $9.6 million and $7.5 million for the years ended December 31, 2006, 2007 and 2008 and for the nine month ended September 30, 2009, respectively.

Manufacturing

A critical component of our strategy is to locate manufacturing facilities on-site, reducing expensive shipping and handling charges and increasing production and distribution efficiencies. We are a leader in providing on-site manufacturing arrangements. As of the end of the first nine months of 2009, approximately one-third of our 84 manufacturing facilities were on-site at customer facilities. We operate over 900 production lines. We sometimes dedicate particular production lines within a plant to better service customers. The plants generally operate 24 hours a day, five to seven days a week, although not every production line is run constantly. When customer demand requires, the plants run seven days a week. Historically, demand for our products has not been subject to large seasonal fluctuations.

In the blow molding process used for HDPE applications, resin pellets are blended with colorants or other necessary additives and fed into the extrusion machine, which uses heat and pressure to form the resin into a round hollow tube of molten plastic called a parison. In a wheel blow molding process, bottle molds mounted radially on a wheel capture the parison as it leaves the extruder. Once inside the mold, air pressure is used to blow the parison into the bottle shape of the mold. While certain of our competitors also use wheel technology in their production lines, we have developed a number of proprietary improvements which we believe permit our wheels to operate at higher speeds and with greater efficiency in the manufacture of containers with one or more special features, such as multiple layers and in-mold labeling.

In the stretch blow molding process used for hot-fill PET applications, resin pellets are fed into an injection molding machine that uses heat and pressure to mold a test tube shaped parison or “preform.” The preform is then fed into a blow molder where it is re-heated to allow it to be formed through a stretch blow molding process into a final container. During this re-heat and blow process, special steps are taken to induce the temperature resistance needed to withstand high temperatures on customer filling lines. We believe that the injection molders and blow molders used by us are widely recognized as the leading technologies for high speed production of hot-fill PET containers.

Other blow molding processes include: various types of extrusion blow molding for medium- and large-sized HDPE and PP containers; stretch blow molding for medium-sized PET containers; injection blow molding for personal care containers in various materials; two-stage PET blow molding for high-volume, high-performance mono-layer, multi-layer and heat set PET containers; and proprietary blow molding for drain-back systems and other specialized applications.

We also operate a variety of bottle decorating platforms. Labeling and decorating is accomplished through in-mold techniques or one of many post-molding methods. Post-molding methods include pressure sensitive labelers, rotary full-wrap labelers, silk-screen decoration, heat transfer and hot stamp. These post-molding methods of decoration or labeling can be in-line or off-line with the molding machine. Typically, these decoration methods are used for bottles in the personal care/specialty product category.

We have implemented various process improvements to minimize labor costs, automate assembly tasks, increase throughput and improve quality. Types of automation range from case and tray packers to laser guided vehicles. Other automation equipment includes box and bulk bottle palletizers, pick and place robots, automatic in-line leak detection and vision inspection systems. Assembly automation includes bottle trimming, spout spinwelding or insertion, cap insertion and tube cutting/welding. We believe that there are additional automation opportunities which could further minimize labor costs and improve plant efficiency.

We maintain quality assurance and control programs with respect to the performance of the products we manufacture, the performance of our suppliers and the compliance of our operations to our quality management system and sound manufacturing practices. Our production lines are equipped with specific quality control inspection equipment and our employees continuously monitor product attributes and performance through a comprehensive Statistical Process Control system. Quality control laboratories are maintained at each manufacturing facility to test our products and validate their compliance to customer requirements. We continuously monitor and enhance our quality assurance and control programs to keep pace with the most current technologies and to meet and exceed customer expectations.

We have highly modernized equipment in the majority of our plants, consisting primarily of rotational wheel systems and shuttle systems, both of which are used for HDPE and PP blow molding, and injection-stretch blow molding systems for value-added PET containers. We are also pursuing development initiatives in barrier technologies to strengthen our position in the food and beverage product category. In the past, we have achieved substantial cost savings in our manufacturing process through productivity and process enhancements, including increasing line speeds, utilizing recycled products, reducing scrap and optimizing plastic weight requirements for each product’s specifications.

Cash paid for property, plant and equipment, excluding acquisitions, for 2006, 2007 and 2008 and for the first nine months of 2009 was $190.5 million, $153.4 million, $148.6 million and $104.5 million, respectively. We believe that capital expenditures to maintain and upgrade property, plant and equipment are important to remain competitive. We estimate that on average the annual maintenance capital expenditures are approximately $30 million to $40 million per year. For the fourth quarter of 2009 and for 2010, we expect to make capital expenditures, excluding acquisitions, ranging from $40 million to $50 million and from $140 million to $160 million, respectively.

Most customer orders are manufactured with a lead time of three weeks or less. Therefore, the amount of backlog orders at September 30, 2009 was not material. We expect all backlog orders at September 30, 2009 to be shipped during the fourth quarter of 2009.

Employees

As of September 30, 2009, we had approximately 7,400 employees, 5,900 of whom were located in North America, 1,000 of whom were located in Europe and 500 of whom were located in South America. Approximately 80% of our employees are hourly wage employees, 54% of whom are represented by various labor unions and are covered by various collective bargaining agreements that expire between now and June 2013. In North America, 81% of our employees are hourly employees, 44% of whom are represented by various labor unions. In Europe, 80% of our employees are hourly employees, 92% of whom are represented by various labor unions. In South America, 76% of our employees are hourly employees, 94% of whom are represented by various labor unions. We believe that we enjoy good relations with our employees and there have been no significant work stoppages in the past three years.

Environmental Matters

Our operations, both in the United States and abroad, are subject to national, state, foreign, provincial and/or local laws and regulations that impose limitations and prohibitions on the discharge and emission of, and establish standards for the use, disposal and management of, regulated materials and waste, and that impose liability for the costs of investigating and cleaning up, and damages resulting from, present and past spills, disposals or other releases of hazardous substances or materials. These domestic and international environmental laws can be complex and may change often. Compliance expenses can be significant and violations may result in substantial fines and penalties. In addition, environmental laws such as the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, also known as “Superfund” in the United States, impose strict, and in some cases joint and several, liability on specified responsible parties for the investigation and cleanup of contaminated soil, groundwater and buildings, and liability for damages to natural resources, at a wide range of properties. As a result, we may be liable for contamination at properties that we currently own or operate, as well as at our former properties or off-site properties where we may have sent hazardous substances. We are not aware of any material noncompliance with the environmental laws currently applicable to us and are not the subject of any material environmental claims for liability with respect to contamination at any location. Based on existing information, management believes that it is not reasonably likely that losses related to known environmental liabilities, in aggregate, will be material to our financial position, results of operations, liquidity or cash flows. For our operations to comply with environmental laws, we have incurred and will continue to incur costs, which were not material in fiscal 2008 and the first nine months of 2009, and are not expected to be material in the future.

As a result of the closing of our plant located in Edison, New Jersey in 2008, we are subject to New Jersey’s Industrial Site Recovery Act (“ISRA”). We acquired this facility from Owens-Illinois, Inc. in 2004. ISRA is an environmental law that specifies a process of reporting to the New Jersey Department of Environmental Protection (“NJDEP”) and, in some situations, investigating, cleaning up and/or taking other measures with respect to environmental conditions that may exist at an industrial establishment that has been shut down or is being transferred. We are in the process of evaluating and implementing our obligations under ISRA regarding this facility. We have recorded a preliminary reserve of $0.4 million for this obligation as of September 30, 2009. This amount may change based on results of additional investigation expected to be undertaken for NJDEP.

A number of governmental authorities, both in the United States and abroad, have considered, are expected to consider or have passed legislation aimed at reducing the amount of disposed plastic wastes. Those programs have included, for example, mandating certain rates of recycling and/or the use of recycled materials, imposing deposits or taxes on plastic packaging material and/or requiring retailers or manufacturers to take back packaging used for their products. That legislation, as well as voluntary initiatives similarly aimed at reducing the level of plastic wastes, could reduce the demand for certain plastic packaging, result in greater costs for plastic packaging manufacturers or otherwise impact our business. Some consumer products companies, including some of our customers, have responded to these governmental initiatives and to perceived environmental concerns of consumers by using containers made in whole or in part of recycled plastic. To date, we have not been materially adversely affected by these initiatives and developments. We operate a large HDPE bottles-to-bottles recycling plant in York, Pennsylvania.

Intellectual Property

We hold various patents and trademarks. While in the aggregate the patents are of material importance to our business, we believe that our business is not dependent upon any one single patent, group of patents or trademark. We also rely on unpatented proprietary know-how and continuing technological innovation and other trade secrets to develop and maintain our competitive position. Third parties could, however, obtain knowledge of our proprietary know-how through independent development or other unauthorized access. In addition to our own patents and proprietary know-how, we are party to licensing arrangements and other agreements authorizing us to use other proprietary processes, know-how and related technology and/or to operate within the scope of certain patents owned by other entities. The duration of our licenses generally ranges from 5 to 17 years. In some cases the licenses granted to us are perpetual and in other cases the term of the license is related to the life of the patent associated with the license. We also have licensed some of our intellectual property rights to third parties.

Properties

The following table sets forth the location of our manufacturing and administrative facilities, their approximate current square footage, whether on-site or off-site and whether leased or owned as of September 30, 2009. In addition to the facilities listed below, we lease other warehousing space.

	Location	Size (Square Feet)	On-Site or Off-Site	Leased/ Owned
	U.S. Packaging Facilities (1)
1.	Findlay, Ohio	406,800	Off-Site	Owned
2.	York (Household), Pennsylvania	395,554	Off-Site	Owned
3.	Maryland Heights, Missouri	308,961	Off-Site	Owned
4.	Henderson, Nevada	298,407	Off-Site	Owned
5.	Vandalia, Illinois	277,500	Off-Site	Owned
6.	Evansville, Indiana	266,720	Off-Site	Leased
7.	Woodridge, Illinois	265,062	Off-Site	Leased
8.	Rockwall, Texas	241,000	Off-Site	Owned
9.	Modesto, California	238,000	Off-Site	Owned
10.	Hazleton (Household), Pennsylvania	218,384	On-Site	Leased
11.	Holland, Michigan	218,168	Off-Site	Leased
12.	Fremont, Ohio	210,883	Off-Site	Owned
13.	Bedford, New Hampshire	210,510	Off-Site	Owned
14.	York (Food & Beverage), Pennsylvania	210,370	Off-Site	Leased
15.	Tolleson, Arizona	209,468	Off-Site	Owned
16.	Cartersville, Georgia	208,000	Off-Site	Owned
17.	Florence (Food and Beverage), Kentucky	203,000	Off-Site	Owned
18.	Edison, New Jersey (2)	194,000	Off-Site	Owned
19.	Hazleton (Food and Beverage), Pennsylvania	185,080	Off-Site	Owned
20.	Newell, West Virginia	183,388	On-Site	Leased
21.	Harrisonburg, Virginia	180,000	Off-Site	Owned
22.	Selah, Washington	170,553	Off-Site	Owned
23.	Atlanta, Georgia	165,000	On-Site	Leased
24.	Jefferson, Louisiana	162,047	Off-Site	Leased
25.	Kansas City, Missouri	162,000	Off-Site	Leased
26.	Belvidere, New Jersey	160,000	Off-Site	Owned
27.	Florence (Personal Care/Specialty), Kentucky	153,600	Off-Site	Owned
28.	Cincinnati, Ohio	153,301	Off-Site	Leased
29.	Montgomery, Alabama (2)	150,143	Off-Site	Leased
30.	Emigsville, Pennsylvania	148,300	Off-Site	Leased
31.	Levittown, Pennsylvania	148,000	Off-Site	Leased
32.	Iowa City, Iowa	140,896	Off-Site	Owned
33.	Baltimore, Maryland	128,500	Off-Site	Owned
34.	Santa Ana, California	127,680	Off-Site	Owned
35.	Chicago, Illinois	125,500	Off-Site	Owned
36.	Muskogee, Oklahoma	125,000	Off-Site	Leased
37.	Alta Vista, Virginia	122,680	Off-Site	Leased
38.	Kansas City, Kansas	111,000	On-Site	Leased
39.	Ogden, Utah	105,000	On-Site	Leased
40.	Casa Grande, Arizona	100,000	Off-Site	Leased
41.	Bradford, Pennsylvania	90,350	Off-Site	Leased
42.	Atlanta, Georgia	81,600	Off-Site	Leased
43.	Lakeland, Florida	80,000	Off-Site	Leased

	Location	Size (Square Feet)		On-Site or Off-Site	Leased/ Owned
44.	Berkeley, Missouri	75,000		Off-Site	Owned
45.	Cambridge, Ohio	57,000		On-Site	Leased
46.	Port Allen, Louisiana	56,721		On-Site	Leased
47.	Richmond, California	55,256		Off-Site	Leased
48.	Houston, Texas	52,500		Off-Site	Owned
49.	St. Louis, Missouri	48,150		On-Site	Leased
50.	Darlington, South Carolina	43,200		Off-Site	Leased
51.	Vicksburg, Mississippi	31,200		On-Site	Leased
52.	Bordentown, New Jersey	30,000		On-Site	Leased
53.	Joplin, Missouri	29,200		On-Site	Leased
54.	Minster, Ohio	27,674		On-Site	Leased
55.	West Jordan, Utah	25,760		On-Site	Leased
56.	Bradenton, Florida	21,500		On-Site	Leased

	Canadian Packaging Facilities
57.	Mississauga, Ontario	78,416		Off-Site	Owned

	Mexican Packaging Facilities
58.	Tlalnepantla	214,349		Off-Site	Owned
59.	Pachuca	152,286		Off-Site	Owned
60.	Mexicali	59,700		Off-Site	Leased
61.	Irapuato	54,000		On-Site	Leased
62.	Tlaxcala	9,792		On-Site	Leased

	European Packaging Facilities
63.	Assevent, France	186,000		Off-Site	Owned
64.	Rotselaar, Belgium	162,212		On-Site	Leased
65.	Etten-Leur, Netherlands	124,450		Off-Site	Leased
66.	Ryttyla, Finland	121,079		Off-Site	Owned
67.	Chalgrove, the United Kingdom	104,200		Off-Site	Leased
68.	Meaux, France (3)	80,000		Off-Site	Owned
69.	Aldaia, Spain	75,350		On-Site	Leased
70.	Istanbul, Turkey	45,000		Off-Site	Leased
71.	Lummen, Belgium	42,840		On-Site	Leased
72.	Sulejowek, Poland	32,732		Off-Site	Owned
73.	Villecomtal, France	31,300		On-Site	Leased
74.	Zoetermeer, Netherlands	22,702		On-Site	Leased
75.	Bierun, Poland	10,652		On-Site	Leased
76.	Eskisehir, Turkey	9,461		On-Site	Leased

	South American Packaging Facilities
77.	Valencia, Venezuela	93,757		Off-Site	Leased
78.	Sao Paulo, Brazil	71,300		Off-Site	Leased
79.	Buenos Aires, Argentina (San Martin)	40,501		Off-Site	Owned
80.	Longchamps, Argentina	30,100	**	On-Site	Owned/Leased
81.	Caxias, Brazil	29,493	**	On-Site	Owned/Leased
82.	Rio de Janeiro, Brazil	22,220		On-Site	Leased
83.	Inhauma, Brazil	14,208		On-Site	*
84.	Curitiba, Brazil	12,293		On-Site	*
85.	Carambei, Brazil	7,621		On-Site	*

	Graham Recycling
86.	York, Pennsylvania	44,416		Off-Site	Owned

	Location	Size (Square Feet)	On-Site or Off-Site	Leased/ Owned
	Administrative Facilities
•	York, Pennsylvania—Technology Center	159,000	N/A	Leased
•	York, Pennsylvania—Corporate Office	116,400	N/A	Leased
•	Warsaw, Poland—Technology Center	32,636	N/A	Leased
•	Rueil, Paris, France	4,300	N/A	Leased

(1)	Substantially all of our domestic tangible and intangible assets are pledged as collateral pursuant to the terms of the senior secured credit agreement.
(2)	We have closed these facilities.
(3)	We signed an agreement to sell this property in the fourth quarter of 2009.
*	We operate these on-site facilities without leasing the space it occupies.
**	The building is owned and the land is leased.

Legal Proceedings

On November 3, 2006, we filed a complaint with the Supreme Court of the State of New York against Owens-Illinois, Inc. and OI Plastic Products FTS, Inc. (collectively, “OI”). The complaint alleges certain misrepresentations by OI in connection with our 2004 purchase of O-I Plastic and seeks damages in excess of $30 million. In December 2006, OI filed an Answer and Counterclaim, seeking to rescind a Settlement Agreement entered into between OI and us in April 2005, and disgorgement of more than $39 million paid by OI to us in compliance with that Settlement Agreement. We filed a Motion to Dismiss the Counterclaim in July 2007, which was granted by the Court in October 2007. On August 1, 2007, we filed an Amended Complaint to add additional claims seeking indemnification from OI for claims made against us by former OI employees pertaining to their pension benefits. These claims arise from an arbitration between us and Glass, Molders, Pottery, Plastic & Allied Workers, Local #171 (the “Union”) that resulted in an award on April 23, 2007, in favor of the Union. The Arbitrator ruled that we had failed to honor certain pension obligations for past years of service to former employees of OI, whose seven Union-represented plants were acquired by us in October 2004. In the Amended Complaint, we maintain that under Section 8.2 of the Stock Purchase Agreement between us and OI, OI is obligated to indemnify us for any losses associated with differences in our two companies’ pension plans including any losses incurred in connection with the Arbitration award. The litigation is proceeding.

On April 10, 2009, OnTech Operations, Inc. (“OnTech”) initiated an arbitration proceeding against us, in which OnTech alleges that the Company breached a Bottle Purchase Agreement dated April 28, 2008, and an Equipment Lease dated June 1, 2008. We believe that OnTech’s claims are without legal, contractual or factual merit. In its Statement of Claims, OnTech alleges, among other things, that our failure to produce bottles as required by the Bottle Purchase Agreement resulted in the failure of its business. As a result, OnTech is seeking to recover the value of its business, which it alleges is between $80 million and $150 million, which is in excess of 10% of our current assets. We are vigorously defending against these claims and do not expect them to materially adversely affect our business. The arbitration is currently scheduled to be heard by a three arbitrator panel between March 15, 2010 and March 23, 2010.

MANAGEMENT

Directors and Executive Officers

Prior to the IPO Reorganization, GPC Capital Corp. II’s directors have been Mark S. Burgess, Chinh E. Chu, David W. Bullock and James A. Quella and its executive officers have been Mark S. Burgess, Chinh E. Chu, David W. Bullock, James A. Quella, William E. Hennessey and Michael L. Korniczky. Also, prior to the IPO Reorganization, Graham Packaging Holdings Company and its general partners have been advised by an advisory committee (the “Advisory Committee”), each member of which was appointed by BCP/Graham Holdings L.L.C. This committee serves solely in an advisory role and does not possess any power to act for or bind the partnership.

Set forth below are the names, ages as of September 30, 2009 and positions with our company of the persons who serve as our executive officers and members of the Advisory Committee.

Name	Age	Position
Mark S. Burgess	50	Chief Executive Officer
David W. Bullock	45	Chief Financial Officer
Ashok Sudan	56	Executive Vice President and General Manager, Global Food and Beverage
Peter T. Lennox	47	Senior Vice President, General Manager of Household Chemical and Automotive, Personal Care/Specialty and South America
David R. Nachbar	47	Chief Human Resources Officer
David W. Cargile	49	Senior Vice President, Global Technology and General Manager of the Proprietary Machinery Business Unit
Warren D. Knowlton	63	Chairman of the Advisory Committee
Chinh E. Chu	42	Member of the Advisory Committee
James A. Quella	59	Member of the Advisory Committee
Charles E. Kiernan	64	Member of the Advisory Committee
Gary G. Michael	68	Member of the Advisory Committee
Gregory S. Beutler	49	Member of the Advisory Committee
Angelo G. Acconcia	30	Member of the Advisory Committee

Mark S. Burgess has been our Chief Executive Officer since January 1, 2009. Prior to that, Mr. Burgess previously served as Chief Financial Officer from December 2006 until May 2009, and Chief Operating Officer since April 2008. Mr. Burgess served as President and Chief Executive Officer, as well as Chief Financial Officer, of Anchor Glass Container Corporation from May 2005 until September 2006. He previously served as Executive Vice President and Chief Financial Officer of Clean Harbors Environmental Services, Inc. from April 2003 to April 2005. Between 1990 and 2003, he held senior financial and operational management roles at JL French Automotive Castings and Trailmobile Corporation, and prior to that, he served as a Vice President at Chase Manhattan Bank.

David W. Bullock has been our Chief Financial Officer since May 5, 2009. Prior to that, Mr. Bullock served as Chief Operating Officer, as well as Executive Vice President and Chief Financial Officer, of UAP Holding Corporation, a distributor of agricultural-related products, from 2002 until 2008. Prior to this, Mr. Bullock was employed by FMC Corporation from 1995 until 2002.

Ashok Sudan has been our Executive Vice President and General Manager, Global Food and Beverage since November 2004. Prior to that, Mr. Sudan served as Senior Vice President and General Manager, Global Food and Beverage; Senior Vice President and General Manager, Europe and North America Food and Beverage Polyolefins; or Vice President and General Manager, Europe since September 2000. Prior to September 2000, Mr. Sudan served as Vice President Operations, Food and Beverage/PET, a position he entered in 1998. Prior to that, Mr. Sudan held various management positions in manufacturing.

Peter T. Lennox has been our Senior Vice President, General Manager of Household Chemical and Automotive, Personal Care/Specialty and South America since April 2008. Prior to that, Mr. Lennox served as Senior Vice President and General Manager of Household Chemical and Automotive, and Personal Care/Specialty since January 2006. Prior to that, Mr. Lennox served as Vice President and General Manager for Household; Vice President and General Manager for the Personal Care/Specialty Business; Vice President and Business Manager for Food and Beverage PET Business; and Vice President and General Manager in the company’s European Business. Prior to September 2000, Mr. Lennox served as Vice President of Sales, Marketing and Business Development, Food and Beverage, at the Kerr Group.

David R. Nachbar has been our Chief Human Resources Officer since April 2009. Prior to that, Mr. Nachbar was the top human resources executive at Bausch & Lomb Inc. and the St. Paul Companies (now Travelers) and was the Senior Human Resources Officer and Chief of Staff for Citibank in Asia. Earlier in his career, Mr. Nachbar held human resources positions at companies including PepsiCo, Time-Warner and American Broadcasting Companies.

David W. Cargile has been our Senior Vice President, Global Technology and General Manager of the Proprietary Machinery Business Unit since July 2006. Prior to that, Mr. Cargile served as Vice President of Global Technology since 2003. Prior to that, Mr. Cargile served as Vice President, Commercial and Technical Development Europe Business Unit since September 2000. Prior to September 2000, Mr. Cargile was Director of Product Development and Research and Development.

Warren D. Knowlton has served as the Executive Chairman of the Advisory Committee since December 31, 2008. Prior to that, Mr. Knowlton served as Chief Executive Officer since December 2006. He previously served as Chief Executive Officer of Morgan Crucible PLC, a specialty carbon and ceramic products producer, from December 2002 to August 2006. Prior to joining Morgan Crucible, Mr. Knowlton was an Executive Director of Pilkington PLC, a global glass manufacturer, from May 1997 to July 2002. Mr. Knowlton joined Pilkington from Owens-Corning, where he spent 20 years in a variety of positions. Mr. Knowlton is currently a director of Ameriprise Financial and Smith & Nephew PLC.

Chinh E. Chu has served as a member of the Advisory Committee since May 2005. Mr. Chu is a Senior Managing Director in the Blackstone Private Equity Group. Since joining Blackstone in 1990, Mr. Chu has led Blackstone’s investments in Stiefel Laboratories, ReAble Therapeutics’ acquisition of DJ Orthopedics, Biomet, Catalent Pharma Solutions, Alliant, ReAble Therapeutics, Celanese, Nalco, SunGard Data Systems, Nycomed and LIFFE. He has also been involved in Blackstone’s investments in FGIC, Sirius Satellite Radio, StorageApps, Haynes International, Prime Succession/Rose Hills, Interstate Hotels, HFS and Alco Holdings. Mr. Chu is currently a director of Alliant, Healthmarkets, DJO Incorporated, Catalent Pharma Solutions, FGIC, SunGard Data Systems, Stiefel Laboratories, Allied Barton, Biomet and Bayview. Before joining Blackstone, Mr. Chu worked at Salomon Brothers in the Mergers and Acquisitions Department.

James A. Quella has served as a member of the Advisory Committee and as Vice President, Assistant Treasurer and Assistant Secretary of Holdings, since October 2005. Mr. Quella is a Senior Managing Director and Senior Operating Partner in the Blackstone Private Equity Group. He is also a member of the firm’s Private Equity Investment Committee. Prior to joining Blackstone in 2004, Mr. Quella was a Managing Director and Senior Operating Partner with DLJ Merchant Banking Partners (“DLJMB”)-CSFB Private Equity. Prior to that, Mr. Quella worked at Mercer Management Consulting and Strategic Planning Associates, its predecessor firm, where he served as a senior consultant to CEOs and senior management teams, and was Co-Vice Chairman with shared responsibility for overall management of the firm. In addition to Graham Packaging, Mr. Quella currently serves on the Boards of Freescale Semiconductor, Michaels Stores, The Nielsen Group and Vanguard Health Systems.

Charles E. Kiernan has served as a member of the Advisory Committee since July 2002. Prior to this appointment, Mr. Kiernan was the Executive Vice President and a member of the Executive Council for Aramark Corporation from 1998 to 2000, where he served as President of the Food and Support Services unit. Mr. Kiernan was employed by Duracell from 1986 to 1997. He served as the President and Chief Operating Officer of Duracell International Inc. from 1994 to 1997, during which time he also served as a Director of our company, and President of Duracell North America from 1992 to 1994. Mr. Kiernan served as a member of the Board of Trustees of the National Urban League.

Gary G. Michael has served as a member of the Advisory Committee since October 2002. Mr. Michael served as Interim President of the University of Idaho from June 2003 to July 2004. Prior to this position, he served as Chairman of the Board and Chief Executive Officer of Albertson’s, Inc., a national food and drug retailer, from February 1991 until his retirement in April 2001. Prior to that, he served as Vice Chairman, Executive Vice President and Senior Vice President of Finance of Albertson’s and served on the Board of Directors from 1979 until his retirement. Mr. Michael is a past Chairman of the Federal Reserve Bank of San Francisco and is a long-time member of the Financial Executives Institute. He currently serves as a Director of Questar, Inc., IdaCorp and The Clorox Company.

Gregory S. Beutler has served as a member of the Advisory Committee since March 2, 2009. Mr. Beutler is an Executive Director in the Blackstone Private Equity Group as a member of the Portfolio Operations Team. Since joining Blackstone in 2005, Mr. Beutler has led Blackstone’s group purchasing program globally and other supply chain operational improvement initiatives across the Blackstone portfolio. Before joining Blackstone, Mr. Beutler worked at General Electric in general management and other leadership roles both in Europe and the United States.

Angelo G. Acconcia has served as a member of the Advisory Committee since March 2, 2009. Mr. Acconcia is an Associate in the Blackstone Private Equity Group. Since joining Blackstone in 2004, Mr. Acconcia has been involved in the execution of Blackstone’s investments in Allied Barton, Graham Packaging, Kosmos Energy, Nalco, OSUM, TRW Automotive, and Texas Genco. Before joining Blackstone, Mr. Acconcia worked at Morgan Stanley in their Global Energy and Mergers and Acquisitions departments.

Except as described above, there are no arrangements or understandings between any member of the Advisory Committee or executive officer and any other person pursuant to which that person was elected or appointed as a member of the Advisory Committee or executive officer.

Committees of the Board

After the IPO Reorganization and the completion of this offering, we will have a board of directors. The standing committees of our board of directors will consist of an audit committee, a compensation committee and a committee on corporate governance.

Audit Committee

The principal duties of our audit committee will be as follows:

•	to recommend the firm of independent outside auditors for appointment by the board of directors;

•

to meet with our financial management, internal audit management and independent outside auditors to review matters relating to our internal accounting and financial controls, internal audit program, accounting practices and procedures, the scope and procedures of the outside audit, the independence of the outside auditors and other matters relating to our financial condition;

•	to review our annual report to stockholders, proxy materials and annual report on Form 10-K for filing with the SEC;

•	to review our quarterly financial statements with financial management and independent outside auditors prior to filing of Form 10-Qs or release of quarterly earnings; and

•	to report to the board of directors periodically any recommendations the audit committee may have with respect to the foregoing matters.

The audit committee will have the power to investigate any matter brought to its attention within the scope of its duties and to retain counsel for this purpose where appropriate.

The members of the audit committee will meet the independence standards for service on an audit committee of a board of directors pursuant to federal and                      rules relating to corporate governance matters.

Compensation Committee

The principal duties of the compensation committee will be as follows:

•	to review key employee compensation policies, plans and programs;

•	to review and approve the compensation of our chief executive officer and the other executive officers of our company and our subsidiaries;

•	to review and approve any employment contracts or similar arrangements between our company and any of our executive officers;

•	to review and consult with our chief executive officer concerning selection of officers, management succession planning, performance of individual executives and related matters; and

•

to administer our stock plans, incentive compensation plan programs and any such plans that the board may from time to time adopt and to exercise all the powers, duties and responsibilities of the board of directors with respect to such plans.

The members of the compensation committee will be selected within three months after this offering.

Corporate Governance Committee

The principal duties of the corporate governance committee will be as follows:

•

to recommend to the board of directors proposed nominees for election to the board of directors by the stockholders at annual meetings, including an annual review as to the renominations of incumbents and proposed nominees for election by the board of directors to fill vacancies which occur between stockholder meetings; and

•	to make recommendations to the board of directors regarding corporate governance matters and practices.

The members of the corporate governance committee will be selected within three months after this offering.

Director Compensation

Following the IPO Reorganization, we do not expect to pay our employee and affiliated directors any compensation for their services as directors. We expect to pay non-employee and non-affiliated directors compensation for each regularly scheduled meeting attended and possibly additional compensation for serving as chair of a board committee. Directors may also receive incentive awards under our corporate incentive plans.

Compensation Discussion and Analysis

Overview

Our compensation philosophy for our former chief executive officer, our former chief financial officer (Mr. Burgess, our current chief executive officer), our three other most highly compensated executive officers who were serving as of December 31, 2008 and our former president and chief operating officer (individually, the “Named Executive Officer” and, collectively, the “Named Executive Officers”) has been driven by the need to recruit, develop, motivate and retain top talent both in the short-term and long-term and to support our values in the areas of people, technology and customer satisfaction. Promotion from within is a key principle for us and several of the Named Executive Officers have reached their current positions through career development within our company. The same compensation philosophy has been applied to all levels of managerial employees from mid-level managers or professionals and above. Exceptions to this principle are generally due to local requirements. Other factors affecting compensation are:

•	annual company performance;

•	impact of the employee’s performance on our results;

•	our objective to provide total compensation that is higher than competitive levels when aggressive company goals are exceeded; and

•	internal equity and external market competitiveness.

Purpose and Philosophy

We follow several principles in the development and administration of the three main elements of our executive compensation program: base salary, annual incentive awards and long-term incentive awards. In establishing executive compensation, we believe that:

•	Our executive compensation programs are aligned with and support the strategic direction of our business;

•	Our compensation programs encourage behavior consistent with our values and reinforce ethical business practices;

•

Our “pay for performance” philosophy provides that compensation will be at market levels for achievement of on-target performance, higher rewards for above-target level performance, and below-target performance provides below market level rewards, if any;

•	As an executive’s level of responsibility increases, the proportion of compensation “at risk” increases; however, executive compensation programs should not encourage excessive or unnecessary risks;

•

Executive ownership in our company is essential to maintaining alignment of the executive’s interests to those of the stockholders, and we plan to set stock ownership guidelines which call for higher levels of ownership as responsibility increases; and

•	The design and administration of our compensation programs will reflect best practices to be financially efficient, affordable and legally compliant.

Administration and Role of Executives in Establishing Compensation

Our managing general partner has delegated administration of our executive compensation program to the Compensation Committee of the Advisory Committee (the “Compensation Committee”). Our chief executive officer and chief human resources officer provide recommendations regarding the design of our compensation programs to the Compensation Committee. Upon the Compensation Committee’s approval, the execution of the elements of the executive compensation programs is the responsibility of the chief human resources officer. The Compensation Committee has utilized an independent consulting firm with respect to executive compensation matters in the past. Upon consummation of the IPO Reorganization and the offering contemplated by this prospectus, we expect to appoint a compensation committee of the board of directors and that our board of directors will delegate the administration of our executive compensation program to such newly appointed committee.

Compensation Consultants and Benchmarking Data

We and the Compensation Committee do not currently have any contractual relationships with any compensation consultants. From time to time, we, through our Human Resources function, have worked with an independent compensation consultant to ascertain best practices and market trends in the design of executive compensation programs. To ensure the objectivity of the advice obtained, our independent compensation consultant does not provide any other services to us that are not directly related to executive compensation. The Compensation Committee did not use a compensation consultant in connection with setting 2009 executive compensation. However, the Compensation Committee has considered general comparative marketplace compensation data (which includes data from the 250 largest U.S. companies in the Standard & Poor’s 500 Index) obtained from our past compensation consultant, as one among many factors in setting compensation levels for executives. Comparative data is only used as a reference point after determining the type and amount of compensation to be delivered.

Elements of Our Executive Compensation and Benefits Programs

The primary elements of the executive compensation program consist of:

•	base salary;

•	annual cash incentives; and

•	long-term equity incentives (equity option awards).

The selection of these three main compensation elements allows us to remain competitive in attracting and retaining executive talent and to motivate executives with current and potential financial rewards.

Relative Size of Major Compensation Elements

The combination of base salary, annual cash incentives and equity options comprises total direct compensation. In setting executive compensation, the Compensation Committee considers the aggregate compensation payable to a Named Executive Officer and the form of that compensation. The Compensation Committee seeks to achieve the appropriate balance between immediate cash rewards and long-term financial incentives for the achievement of both annual and long-term financial and non-financial objectives.

The Compensation Committee believes that making a significant portion of an executive officer’s compensation contingent on annual results more closely aligns the executive officer’s interests with those of the owners. For superior performance, short and long-term incentive awards pay out at above targeted levels and for below-target performance, awards pay out at below target levels or not at all. At the beginning of each year, as part of our normal performance review, the chief executive officer recommends to the Compensation Committee adjustments to base salary and annual incentive awards for executive officers. The Compensation Committee approves all compensation adjustments and incentive awards for executive officers.

Named Executive Officers have a substantial portion of compensation that is variable and “at risk.” The portion of variable, performance-based compensation increases directly with the executive’s level of responsibility to ensure that the most senior executives are held most accountable for operating performance and changes in owner value. Performance-based pay programs comprise the majority of the total direct compensation packages for the Named Executive Officers.

The Compensation Committee may decide, as appropriate, to modify the mix of base salary, annual cash incentives and long-term equity incentives to best fit a Named Executive Officer’s specific circumstances. For example, the Compensation Committee may make the decision to award more cash and not award an equity grant. This provides more flexibility to the Compensation Committee to reward executive officers appropriately as they near retirement, when they may only be able to partially fulfill the vesting required for equity options. The Compensation Committee may also increase the size of equity option grants to an executive officer if the total number of career equity option grants does not adequately reflect the executive’s current position with us or if an above-market compensation package is necessary to attract and retain critical talent.

Timing of Compensation Decisions

All elements of the Named Executive Officers’ compensation are reviewed each February, after a review of financial, operating and personal objectives with respect to the prior year’s results. At that time, the financial, operating and personal objectives are determined for the current year. The Compensation Committee may, however, review salaries or grant equity options at other times as the result of new appointments or promotions during the year.

The following table summarizes the approximate timing of significant compensation events:

Event	Timing
Base salary review and recommendation.	First quarter of the fiscal year for base salary for the current year.

Executive performance evaluation and corresponding compensation recommendations.	Results approved in February of each fiscal year for annual cash incentive with respect to prior year. Earned incentive paid in March.

Merit increases for executives.	Effective first pay period in June.

Granting of equity options to executives.	No set period.

Advisory Committee meetings.	Advisory Committee typically meets quarterly.

Establish executive officer financial objectives.	February of each year for the current year.

Establish executive officer personal objectives.	First quarter of each year for the current year.

Base Salary

Base salaries for Named Executive Officers are generally fixed for several years, except for annual merit increases. Base salary adjustments to ensure market competitiveness for Messrs. Sudan, Lennox, Lane and Prevot (other than in connection with annual merit increases) were last reviewed in 2004, in connection with a market survey of comparable companies completed by Mercer Human Resource Consulting for us (the “2004 Survey”). Messrs. Knowlton and Burgess were not employed by us at the time of the 2004 Survey, but upon their employment with us in late 2006, their salaries were negotiated to be comparable to the former executive officers of the same positions at the Company. Mr. Burgess received an adjustment to his base salary upon assuming the position of chief executive officer on January 1, 2009.

The Compensation Committee has determined in the past that Named Executive Officers should generally receive only annual merit increases to their salaries that are equal to those increases that are implemented on a company-wide basis. The Compensation Committee annually reviews base salary for executive officers and makes adjustments only when necessary based on executive and company’s performance.

There are occasions when a base salary can be reduced, such as when a Named Executive Officer moves to a position of lesser responsibility in the organization. Alternatively, base salary can be frozen for a number of years until it falls in line with comparable positions. This type of adjustment will depend on individual situations.

Annual Incentive Compensation - Corporate Incentive Plan

For 2008, cash incentive awards were earned under our Corporate Incentive Plan (“CIP”) and were paid to participants in March 2009. For 2009, awards earned under the CIP, if any, will be paid in March 2010.

The CIP’s design objectives are:

•	to reinforce among all participants the importance of their individual and collective contributions to our continued success;

•	to encourage initiative and sound judgment among participants in all business decisions and in the day-to-day execution of their jobs;

•	to provide total compensation that is higher than competitive levels when aggressive goals are exceeded; and

•	to encourage teamwork and improve our overall return on investment.

The CIP provides cash incentive awards to Named Executive Officers and other executive and management employees for achieving and exceeding annual, company-wide financial goals, business unit specific financial goals and individual performance goals. In cases of exceptional and/or extraordinary performance, the Compensation Committee, based on the recommendations of the chief executive officer, has the ability to modify CIP awards upwards or downwards to provide bonuses higher or lower than those that would otherwise be payable under the CIP.

Each participant in the CIP has a bonus potential, computed as a percentage of salary, based on job level. Such bonus potential ranges between 5% and 183% of an individual’s salary as of the end of each fiscal year, and bonus potential for Named Executive Officers ranges between 60% and 183% of their respective salaries. The CIP also provides for maximum bonuses equivalent to 110% in 2008, and 120% in 2009, of each participant’s bonus potential based on exceeding the CIP targets. Such maximum bonuses range between 5% and 201% in 2008, and between 5% and 216% in 2009, of an individual’s salary as of the end of each fiscal year, and maximum bonuses for Named Executive Officers range between 66% and 201% in 2008, and between 66% and 216% in 2009, of their respective salaries. Mr. Burgess received an adjustment to his bonus target upon assuming the position of chief operating officer on April 30, 2008.

In 2008, the award targets for Messrs. Knowlton, Burgess, Lane and Prevot were based entirely on our total performance, and the award targets for Messrs. Sudan and Lennox were based 15% on our total performance and 85% on their respective business unit’s performance. The 2008 CIP targets were adjusted EBITDA, which was weighted at 75%, capital spending, which was weighted at 10%, and quarterly working capital targets, which were weighted at 15%. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” for more information on adjusted EBITDA.

In 2008, the CIP target for adjusted EBITDA was $436 million. A Named Executive Officer would receive 75% of his bonus potential for achieving 100% of the CIP target for adjusted EBITDA and up to 110% of his bonus potential for exceeding it. Our capital spending target in 2008 was $162 million. A Named Executive Officer would receive 100% of his bonus potential if our capital expenditures were equal to the capital spending target and up to 110% if they were less than the target. The working capital targets were based on accounts receivable and inventory levels at the consolidated and business unit levels.

An Incentive Plan Committee, comprised of the chief executive officer, president and chief operating officer, chief financial officer and senior vice president, global human resources of the Operating Company, reviewed our goals and designated position eligibility and relative target awards under the 2008 Corporate Incentive Plan. The senior vice president, global human resources of the Operating Company was responsible for administering and maintaining the 2008 Corporate Incentive Plan and the Incentive Plan Committee reviewed documentation justifying discretionary awards. The Incentive Plan Committee has reviewed and approved all terms and conditions of the 2008 Corporate Incentive Plan.

The Incentive Plan Committee had the sole discretion to include or exclude certain financial costs or benefits in the calculation of financial targets used in the 2008 Corporate Incentive Plan. In cases of exceptional and/or extraordinary performance based on the sole discretion of our chief executive officer, the Incentive Plan Committee reserves the right to award bonuses greater than those that would otherwise be payable under the

Corporate Incentive Plan. Additionally, the Corporate Incentive Plan provides for a discretionary incentive pool for rewarding selected participants for exemplary performance. The Incentive Plan Committee also reserves the right to award bonuses that are less than those defined by this program, including the right not to award a bonus in a given year to any individuals.

For 2009, CIP goals and targets for Messrs. Bullock, Burgess and Knowlton and their respective weightings are as follows:

Covenant Compliance EBITDA	60.0%
Cash Flow	40.0%

100.0%

To ensure focus on specific business unit results, the targets for Messrs. Lennox and Sudan and their respective weightings are as follows:

Adjusted EBITDA	15.0%
Business Unit Adjusted EBITDA	40.0%
Business Unit Sales	25.0%
Other Business Goals	20.0%

100.0%

Participation in the CIP does not give any employee the right to be retained in the service of our company, or our subsidiaries, or any right to claim any benefit under the program unless such right had specifically accrued under the terms of the program.

In connection with the IPO Reorganization and this offering, we will amend and structure the CIP to set the maximum bonus amount that may be payable to any participant in a manner intended to comply with the transition period exception under Section 162(m) of the Internal Revenue Code. The exemption applies to compensation plans or agreements that existed prior to the initial public offering where the terms of such plans are disclosed in the initial public offering prospectus. For our 2010 fiscal year and for each fiscal year thereafter, we expect that the CIP will be structured so that payments thereunder will qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code and that the plan will be administered by the compensation committee of the board of directors.

Equity Options

Equity options are a vital piece of our total compensation package and are designed to support our long-term strategy, provide a mechanism to attract and retain talent and to create a commonality of interest between management and our owners. Our managing general partner has delegated responsibility for option grants under our equity option and incentive plans to the Compensation Committee. Upon consummation of the IPO Reorganization and the offering contemplated by this prospectus, we expect to delegate responsibility for option grants under our equity option and incentive plans to the compensation committee of the board of directors. The Compensation Committee has made grants of equity options as a reward for demonstrated performance and leadership, in connection with the appointment of executive officers (including Named Executive Officers) and to provide incentives for future exceptional performance. The size of equity option grants increases with the level of responsibility of the executive position.

With respect to our Named Executive Officers, the most recent equity grants for Messrs. Sudan, Lennox, Lane and Prevot were made in connection with the 2004 acquisition of O-I Plastic and were made in connection with grants on a company-wide basis. With respect to Messrs. Knowlton and Burgess, equity grants were made in connection with their appointment to our company and were a result of negotiations of their respective employment arrangements. Participating in that negotiation were members of the Compensation Committee who on a regular basis participate in negotiations with executives at other private equity portfolio companies and are experienced and knowledgeable in the levels of equity grants required to retain executives. As a privately held company, equity grants were not part of the annual compensation package of any of the Named Executive Officers.

Options have been granted under the terms of the Graham Packaging Holdings Company Management Option Plan (the “1998 Option Plan”), the 2004 Graham Packaging Holdings Company Management Option Plan (the “2004 Option Plan”) and the 2008 Graham Packaging Holdings Company Management Option Plan (the “2008 Option Plan” and, collectively with the 1998 Option Plan and the 2004 Option Plan, the “Option Plans”).

In general, options awarded under the 1998 Option Plan vest according to either a time-based component or time-based and performance-based components as follows: 50% of the options vest and become exercisable in 20% increments annually over five years, so long as the holder of the option is still an employee on the vesting date, and 50% of the options vest and become exercisable in 20% increments annually over five years, so long as we achieve specified EBITDA targets for each year, although these options do become exercisable in full without regard to our achievement of these targets on the ninth anniversary of the date of grant, so long as the holder of the option is still an employee on that date.

In general, options awarded under the 2004 Option Plan and the 2008 Option Plan vest and become exercisable in 25% increments annually over four years, so long as the holder of the option is still an employee on the vesting date. See “—Option Awards” below.

Options awarded under the Option Plans have a term of ten years. On January 22, 2008, we extended the term for certain options granted on February 2, 1998, for which any unexercised options would have expired on February 2, 2008. Such options now will expire in 2018, or earlier upon a termination of the holder’s service. No change was made to the number of options, nor the exercise price, and the options remained fully vested.

On December 22, 2008, we extended the term for certain options granted on January 1, 1999, for which any unexercised options would have expired on December 31, 2008. Such options now will expire in 2018, or earlier upon a termination of the holder’s service. No change was made to the number of options, nor the exercise price, and the options remained fully vested.

On April 4, 2008, we concluded a program designed to permit employees and members of management, including Messrs. Sudan, Lennox, Lane, and Prevot, to exchange options to purchase limited partnership units of our company granted pursuant to the 2004 Option Plan for options to purchase an equivalent number of limited partnership units of our company pursuant to the 2008 Option Plan. Messrs. Sudan, Lennox, Lane and Prevot each participated in the option exchange program, and in exchange for their options under the 2004 Option Plan, Messrs. Sudan, Lennox, Lane and Prevot were granted options to purchase 29.0, 11.1, 9.1 and 68.0 limited partnership units, respectively, pursuant to the 2008 Option Plan. Although Messrs. Sudan, Lennox, Lane and Prevot were approximately 75% vested in their 2004 options at the date of the exchange, none of them were vested in any portion of their new options under the 2008 Option Plan on the date of grant. Instead, each option granted pursuant to the 2008 Option Plan is subject to a four-year time-based vesting schedule, with each officer becoming 25% vested in their options on March 7, 2009, and 25% on each of the following three anniversaries of such date. In addition, the 2008 options were granted with an exercise price equal to $36,746.60 per limited partnership unit, which was the fair value of such a unit on March 7, 2008, instead of the previous exercise price of $51,579.00, which was the fair value of such a unit when the officers were granted their 2004 options.

For further information on grants of equity options in 2008, see “—2008 Grants of Plan-Based Awards” and “—Option Awards.”

On June 17, 2009, we entered into an option agreement with Mr. Burgess providing him with performance-based options to purchase 50 limited partnership units at an exercise price of $25,122, which was not less than the fair value per partnership unit on the effective date. The term of the options commenced on June 17, 2009, and, unless terminated early in accordance with the terms of the option agreement, will expire ten years from such date. Mr. Burgess shall earn the right to exercise these options, provided that (i) he shall have remained in the continuous employ of our company through the date of a liquidity event, as defined in the option agreement, and (ii) we shall have achieved specified performance targets with respect to the multiple of invested capital (“MOIC”) for such a liquidity event as provided in the option agreement. The vesting of the options will accelerate in the event Mr. Burgess’s employment is terminated without cause or Mr. Burgess resigns for good reason as outlined in the option agreement and a liquidity event occurs within one year of such termination of employment. Any options which Mr. Burgess does not earn the right to exercise prior to the expiration date will generally expire and terminate.

2009 Stock Plan

We expect that the Graham Packaging Company Inc. 2009 Stock Incentive Plan (the “2009 Stock Plan”) will be adopted and approved prior to the completion of this offering. We intend awards under the 2009 Stock Plan to qualify as performance based compensation under Section 162(m) of the Internal Revenue Code and thereby be fully tax deductible. The purpose of the 2009 Stock Plan will be to aid us in recruiting, retaining and motivating key employees and directors, and to align their interests to the interests of our shareholders by providing long-term incentives through the granting of options, stock appreciation rights and other stock-based awards.

Benefits

Retirement Benefits

In line with our aim to encourage long-term service and promote retention, a 401(k) plan is made available to all U.S. employees, including Named Executive Officers. We believe that both current compensation and longer-term benefit plans are important elements of the compensation package. Through December 31, 2007, the 401(k) plan provided a non-elective cash contribution of 3% of total compensation (base salary plus incentive compensation) and a 50% company match up to 6% of total compensation, up to the statutory maximum. Effective January 1, 2008, through December 31, 2008, the 401(k) plan provided a non-elective cash contribution of 3% of base salary and a 50% company match up to 6% of base salary, up to the statutory maximum. Effective January 1, 2009, the 401(k) plan provides a non-elective cash contribution of 3% of base salary and a 50% company match up to 4% of base salary, up to the statutory maximum.

Effective December 31, 2006, we froze our defined benefit pension plans for salaried and hourly employees other than employees covered by collectively bargained plans and implemented the non-elective 401(k) benefit described above.

Pursuant to Mr. Knowlton’s employment agreement, as amended on December 18, 2008, Mr. Knowlton will be eligible, upon vesting, for an annual pension payment of $640,000 for 10 years following his separation of employment. Mr. Knowlton will vest in this benefit contingent upon his continued employment as Executive Chairman through December 31, 2009, or on an earlier date whereon (i) Mr. Knowlton’s employment is terminated by us without cause or by Mr. Knowlton for good reason or (ii) a change in control of our company occurs while Mr. Knowlton remains employed by us. The pension payment will be paid on January 31 of each of the ten years following Mr. Knowlton’s separation from us.

Pension Plans

In the year ended December 31, 2008, we participated in a noncontributory, defined benefit pension plan for salaried and hourly employees other than employees covered by collectively bargained plans. We also sponsored other noncontributory defined benefit plans under collective bargaining agreements. These plans covered substantially all of our U.S. employees. The defined benefit plan for salaried employees and hourly employees provides retirement benefits based on the final five years average compensation and years of service for salaried employees, while providing benefits based on years of service for hourly employees. Employees are eligible for early retirement benefits at age 55, provided that they have provided 10 years of eligible service. This plan was frozen as of December 31, 2006. As a result, the maximum years of service a participant can earn for benefit accrual is 18 years under the current plan benefit formula, excluding any employees who carried over accrued benefits from a predecessor plan. See note 13 of the notes to consolidated financial statements for information regarding our pension plans for each of the three years in the period ended December 31, 2008.

The compensation covered by the defined benefit plan is an amount equal to “Total Wages” (as defined therein) for salaried employees. This amount includes the annual Salary and Bonus amounts shown in the Summary Compensation Table for the Named Executive Officers who participated in the plan. Messrs. Knowlton and Burgess accrued no years of service at the time the plan was frozen. Currently, of the Named Executive Officers, only Mr. Sudan is eligible for early retirement benefits. Benefits under the plan are computed on the basis of straight-life annuity amounts.

Other Benefits

We also provide other benefits, such as medical coverage and life and disability insurance. Named Executive Officers are eligible for the same benefits provided to other employees, including medical coverage and life and disability insurance, as well as supplemental plans chosen and paid for by employees who wish additional coverage. There are no special insurance plans for Named Executive Officers. We also provide limited perquisites to executive officers, such as relocation assistance and an executive automobile allowance. In accordance with his employment agreement, Mr. Knowlton is also provided the use of a private plane until December 31, 2009.

Severance and Change of Control Benefits

Named Executive Officers may receive payments under severance and change of control provisions of their employment agreements designed to offer incentives and retain executive officers during a potential, or following an actual, change of control of our company, including a change in management, ownership, structure or other material change that could potentially affect us. Each employment agreement with our Named Executive Officers contains a non-competition and non-solicitation provision that is effective during employment and for a specified time after the executive’s employment is terminated. Our change of control and severance benefits are designed to be competitive with those available to similarly situated executives at comparable companies.

Generally, if an executive’s employment terminates due to disability or death, or if the executive is terminated for cause or resigns without good reason, then the executive or the executive’s beneficiary is entitled to accrued and unpaid base salary, vacation and business expenses and a pro-rated annual bonus (upon a termination due to death or disability only). If an executive is terminated without cause, resigns with good reason or in contemplation or as a result of a change of control, the executive may be entitled to additional benefits. See “—Potential Payments Upon Termination or Change of Control” below.

In connection with Mr. Lane’s retirement on April 24, 2009, and in consideration of his long standing service to our company, we agreed to pay Mr. Lane approximately one year’s worth of salary. Mr. Lane is also eligible for a pro-rated bonus payment, subject to achievement of performance criteria under the CIP. For 2009, CIP goals and targets for Mr. Lane and their respective weightings are: Covenant Compliance EBITDA (25.0%), Cash Flow (10.0%), Net Sales (5.0%) and Business Unit Performance (60.0%). In addition, Mr. Lane’s options to purchase limited partnership units in Graham Packaging Holdings Company vested on his retirement and will expire on the earlier of a change in control of our company or the original option term.

Employment Agreements

We entered into employment agreements with certain Named Executive Officers. Employment agreements are reviewed by the Compensation Committee and approved by the Advisory Committee. See “—Employment Agreements” below.

In 2009, we hired Mr. Bullock as our chief financial officer and entered into an employment agreement with Mr. Bullock on May 4, 2009, effective May 5, 2009, providing for Mr. Bullock’s employment as our chief financial officer. Mr. Bullock’s agreement is for a three-year term which is renewed automatically for additional one-year periods unless terminated earlier by either party. Mr. Bullock’s compensation package includes an initial annual base salary of $420,000. Mr. Bullock is also eligible for an annual target bonus equal to his base salary based upon the achievement of the financial budget or other performance criteria established by the general partner or the board of directors in its sole discretion. Mr. Bullock also received a relocation package pursuant to our relocation program. In the event Mr. Bullock’s employment is terminated by us without cause or by Mr. Bullock for good reason before June 30, 2010 or June 30, 2011, Mr. Bullock will reimburse us for 100% or 50%, respectively, of the relocation costs. If Mr. Bullock is terminated by us without cause, or Mr. Bullock resigns for good reason, Mr. Bullock, subject to compliance with a standard non-competition and release agreement, will receive an amount equal to the sum of his base salary and annual target bonus, payable over a period of 12 months, and the continuation of customary health and other benefits under our programs for a period of up to 12 months. Mr. Bullock also participates in certain of our other customary programs and policies.

On May 4, 2009, we entered into an option agreement with Mr. Bullock, effective May 5, 2009, providing him with time-based options to purchase 40 limited partnership units in Graham Packaging Holdings Company at an exercise price of $25,122, which was not less than the fair value per limited partnership unit on the effective date. The term of the options commenced at the effective date and, unless terminated early in accordance with the terms of the option agreement, will expire ten years from the effective date. The options vest annually in four equal increments, provided Mr. Bullock is employed by our company on such dates, which may be accelerated in the event of a change in control as defined by our Credit Agreement, or in the event Mr. Bullock’s employment is terminated without cause or Mr. Bullock resigns for good reason as outlined in his Employment Agreement.

Also on May 4, 2009, we entered into an option agreement with Mr. Bullock, effective May 5, 2009, providing him with performance-based options to purchase 40 limited partnership units in Graham Packaging Holdings Company at an exercise price of $25,122, which was not less than the fair value per partnership unit on the effective date. The term of the options commenced at the effective date and, unless terminated early in accordance with the terms of the option agreement, will expire ten years from the effective date. Mr. Bullock will earn the right to exercise these options, provided that (i) he shall have remained in the continuous employ of our company through the date of a liquidity event, as defined in the option agreement, and (ii) we shall have achieved specified performance targets with respect to the multiple of invested capital (“MOIC”) for such a liquidity event as provided in the option agreement. The vesting of the options will accelerate in the event Mr. Bullock’s employment is terminated without cause or Mr. Bullock resigns for good reason as outlined in the Employment Agreement and a liquidity event occurs within one year of such termination of employment. Any options which Mr. Bullock does not earn the right to exercise prior to the expiration date will generally expire and terminate.

Summary Compensation Table

The following table sets forth all compensation paid to our former chief executive officer, our former chief financial officer (Mr. Burgess, our current chief executive officer), our three other most highly compensated executive officers who were serving as of December 31, 2008 and our former president and chief operating officer, for the years ended December 31, 2006, 2007 and 2008, and their respective titles at December 31, 2008. These individuals are referred to as the “Named Executive Officers.”

Name and Principal Position	Year	Salary ($)		Bonus ($)		Option Awards ($) (1)		Non-Equity Incentive Plan Compensation ($) (2)		Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (3)	All Other Compensation ($)		Total ($)
Warren D. Knowlton	2008	803,380		—		445,677		1,530,330		—	770,714	(5)	3,550,101
Former Chief Executive Officer and Current Executive Chairman of the Advisory Committee (4)	2007	770,921		3,000,000	(6)	259,868		1,360,815		—	854,975		6,246,579
	2006	43,270	(7)	—		18,515		—		—	24,000		85,785

Mark S. Burgess	2008	549,393		—		218,488		1,110,432		—	133,658	(8)	2,011,971
Chief Executive Officer	2007	475,110		—		330,110		855,393		—	319,847		1,980,460
	2006	25,962	(7)	75,000	(9)	16,392		—		—	13,000		130,354

Ashok Sudan	2008	345,836		—		93,183		420,106		43,003	32,613	(10)	934,741
Executive Vice President and General Manager, Global Food and Beverage	2007	336,004		—		—		411,184		15,437	28,696		791,320
	2006	327,463		—		—		—		33,813	23,150		384,426

Peter T. Lennox	2008	260,310		—		10,288		327,956		9,254	22,225	(11)	630,033
Senior Vice President, General Manager of Household Chemical and Automotive, Personal Care/ Specialty and South America	2007	252,567		—		—		271,703		1,791	17,501		543,562
	2006	243,657		—		—		174,161	(12)	11,410	5,245		434,473

George M. Lane	2008	257,070		—		114,123		161,877		65,791	16,988	(13)	615,849
Former Senior Vice President, Global Human Resources

Roger M. Prevot	2008	206,343		—		579,385	(15)	313,604		32,458	598,108	(16)	1,729,898
Former President and Chief Operating Officer (14)	2007	498,561		—		—		887,299		7,908	45,346		1,439,114
	2006	485,897		—		—		—		12,943	24,524		523,364

(1)	Amounts represent the compensation that was earned by the Named Executive Officer and the cost recognized during 2008, 2007 or 2006, as the case may be, related to equity option awards. Compensation cost is initially measured based on the grant date fair value of an award, determined pursuant to ASC 718 -20 “Stock Based Compensation” (excluding estimate of forfeitures) utilizing assumptions discussed in note 16 of the notes to consolidated financial statements in this prospectus. Compensation cost is recognized for financial reporting purposes over the period in which the employee is required to provide service in exchange for the award (generally the vesting period). Amounts for Messrs. Sudan, Lennox, Lane and Prevot include compensation cost related to the extension of options granted under the 1998 Option Plan for an additional ten years, pursuant to Amended and Restated Option Unit Agreements, such that the options expire in 2018. Amounts for Messrs. Sudan, Lennox, Lane and Prevot also include compensation cost related to the exchange of options granted pursuant to the 2004 Option Plan for options pursuant to the 2008 Option Plan, as further described under “—Equity Options” above.
(2)	Amounts reflected for the year 2008 represent incentive compensation under the 2008 Corporate Incentive Plan earned in 2008 and payable in 2009. Amounts reflected for the year 2007 represent incentive compensation under the 2007 Corporate Incentive Plan earned in 2007 and paid in 2008.
(3)	Represents the aggregate change in actuarial present value of accumulated pension benefits over the specified years, using the same pension plan measurement data used for financial statement reporting purposes.
(4)	Warren D. Knowlton served as our Chief Executive Officer until December 31, 2008, and now serves as our Executive Chairman of the Advisory Committee effective December 31, 2008.
(5)	Includes relocation costs reimbursed in the amount of $74,430, transportation costs reimbursed per Mr. Knowlton’s employment agreement in the amount of $678,428, contributions to our 401(k) plan in the amount of $10,060, amounts attributable to group term life insurance and personal use of a company vehicle.
(6)	Represents a $3,000,000 signing bonus awarded under Mr. Knowlton’s employment agreement.
(7)	Represents salaries from December 4, 2006, the beginning date of employment with our company, through December 31, 2006.
(8)	Includes relocation costs reimbursed in the amount of $100,874, contributions to our 401(k) plan in the amount of $13,800, reimbursement of country club dues in the amount of $10,475, car allowance and amounts attributable to group term life insurance.
(9)	Represents a $75,000 signing bonus awarded under Mr. Burgess’ employment agreement.
(10)	Includes contributions to our 401(k) plan in the amount of $13,800, amounts attributable to group term life insurance, car allowance, personal use of a company vehicle and reimbursement of country club dues.
(11)	Includes contributions to our 401(k) plan in the amount of $13,333, amounts attributable to group term life insurance, car allowance and personal use of a company vehicle.
(12)	Represents a bonus earned and paid in 2006 under a special O-I Plastic integration incentive plan.
(13)	Includes contributions to our 401(k) plan in the amount of $13,800, amounts attributable to group term life insurance and personal use of a company vehicle. Mr. Lane retired from the company in April, 2009. See “—Severance and Change of Control Benefits.”

(14)	Roger M. Prevot served as our President and Chief Operating Officer until April 30, 2008.
(15)	Amount includes compensation expense attributable to options that were not previously vested on the date of Mr. Prevot’s separation from our company that, pursuant to his separation agreement, became fully vested and exercisable on April 30, 2008. See “—Potential Payments Upon Termination or Change of Control—Potential Payments” for a description of Mr. Prevot’s separation agreement.
(16)	Includes costs for severance in the amount of $582,078, contributions to our 401(k) plan in the amount of $12,301, personal use of a company vehicle, amounts attributable to group term life insurance and reimbursement of country club dues.

2008 Grants of Plan-Based Awards

The following table provides information on grants of plan-based awards in 2008 to the Named Executive Officers.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1)					Estimated Future Payouts Under Equity Incentive Plan Awards				All Other Option Awards: Number of Securities Underlying Options (#)		Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Option Awards ($)
		Threshold ($)	Target ($)		Maximum ($)		Threshold (#)	Target (#)		Maximum (#)
Warren D. Knowlton			1,488,391		1,637,230
Mark S. Burgess			1,080,000		1,188,000
Ashok Sudan			471,962		519,159
	3/17/08							29.0	(2)				36,747	129,021
	1/22/08										12.8	(3)	25,789	66,304
Peter T. Lennox			302,134		332,347
	3/13/08							11.1	(2)				36,747	49,384
George M. Lane			157,441		173,185
	3/10/08							9.1	(2)				36,747	40,486
	1/22/08										12.8	(3)	25,789	66,304
	12/22/08										5.2	(3)	25,789	39,384
Roger M. Prevot			308,090	(4)	338,899	(4)
	3/20/08							68.0	(2)				36,747	302,532
	1/22/08										43.4	(3)	25,789	224,812

(1)	The Named Executive Officers were eligible for the following target annual bonuses in 2008 under our 2008 Corporate Incentive Plan: Messrs. Knowlton and Burgess, 180% of their respective base salaries; Mr. Sudan, 133% of base salary; Mr. Lennox, 113% of base salary; Mr. Lane, 60% of base salary; and Mr. Prevot, 183% of base salary.
(2)	Options originally granted on November 17, 2004, under the 2004 Option Plan. In March 2008, Messrs. Sudan, Lennox, Lane and Prevot exchanged these options granted pursuant to the 2004 Option Plan for options to purchase an equivalent number of limited partnership units of our company pursuant to the 2008 Option Plan. Although Messrs. Sudan, Lennox, Lane and Prevot were approximately 75% vested in their 2004 options at the date of the exchange, none of them were vested in any portion of their new options under the 2008 Option Plan on the date of grant. The 2008 options vest and become exercisable in 25% increments annually over four years (25% on March 7, 2009, 25% on March 7, 2010, 25% on March 7, 2011, and 25% on March 7, 2012), so long as the holder of the option is still an employee on the vesting date. In addition, the 2008 options were granted with an exercise price equal to $36,746.60 per limited partnership unit, which was the fair value of such a unit on the grant date, instead of the previous exercise price of $51,579.00, which was the fair value of such a unit when the officers were granted their 2004 options. The options granted under the 2008 Option Plan were granted with a ten-year option term and expire in 2018.
(3)	On January 22, 2008, we extended the term for options granted on February 2, 1998, for which any unexercised options would have expired on February 2, 2008. Such options now will expire in 2018, or earlier upon a termination of the holder’s service. No change was made to the number of options, nor the exercise price, and the options remained fully vested. On December 22, 2008, we extended the term for certain options granted on January 1, 1999, for which any unexercised options would have expired on December 31, 2008. Such options now will expire in 2018, or earlier upon a termination of the holder’s service. No change was made to the number of options, nor the exercise price, and the options remained fully vested.
(4)	The target and maximum annual bonus amounts for Mr. Prevot were calculated using one-third of his annual base salary, as his employment with us ended on April 30, 2008.

Employment Agreements

We entered into employment agreements on March 28, 2007, effective December 4, 2006, with Mr. Knowlton and Mr. Burgess. Mr. Knowlton’s agreement, as amended on December 18, 2008, provides for his employment as Executive Chairman of the Advisory Committee, effective December 31, 2008, through December 31, 2009. Mr. Burgess’ agreement, as amended on December 18, 2008, provides for his employment as our Chief Executive Officer, effective January 1, 2009, through December 4, 2009. Mr. Burgess’ term of employment automatically extends for additional successive one-year periods, unless our company or Mr. Burgess elects to terminate the agreement at least 90 days prior to the end of any of these employment periods. Mr. Knowlton’s employment will be extended if both he and our company mutually agree to extend his employment.

Under their agreements, Mr. Knowlton will receive an annual base salary of at least $750,000 and Mr. Burgess will receive an annual base salary of at least $450,000. Each executive will be eligible to receive annual cash incentive awards in accordance with our cash bonus plans. The agreements provide that Mr. Knowlton is eligible for a target annual cash incentive award equal to 180% of his base salary and Mr. Burgess is eligible for a target annual cash incentive award equal to 150% of his base salary, subject to achievement of performance criteria. Pursuant to his agreement, Mr. Burgess received a one-time cash bonus of $75,000 in December 2006. Upon joining us, Mr. Knowlton became eligible to receive a deferred signing bonus of $3,000,000 contingent upon his continued employment and payable in four equal quarterly installments of $750,000 on the three-, six-, nine- and twelve-month anniversaries of his hire date. Upon starting employment, Mr. Knowlton and Mr. Burgess each received options to purchase limited partnership interests in Graham Packaging Holdings Company. Specifically, Mr. Knowlton received (i) a time-vesting option to purchase 295.7 limited partnership interests in Graham Packaging Holdings Company that vests over a four-year period based upon Mr. Knowlton’s continued employment and (ii) “exit-vesting” option to purchase 147.9 limited partnership interests in Graham Packaging Holdings Company that vests upon (A) Blackstone’s sale of their entire equity interest in our company; (B) the attainment of certain financial performance goals established by our company; and (C) the executive’s continued employment with us through the sale. Mr. Burgess received (i) a time-vesting option to purchase 110.9 limited partnership interests in Graham Packaging Holdings Company one-half of which vests over a four-year period based upon Mr. Burgess’ continued employment and the other half of which vests over the four-year period based upon his continued employment and the attainment of certain performance goals established by our company and (ii) an “exit-vesting” option to purchase 73.9 limited partnership interests in Graham Packaging Holdings Company that vests upon (A) Blackstone’s sale of their entire equity interest in our company; (B) the attainment of certain financial performance goals established by our company; and (C) the executive’s continued employment with us through the sale. The vesting of Mr. Knowlton’s and Mr. Burgess’ time-vesting options shall accelerate upon a change of control if the executive is employed by us on such date or if the executive’s employment is terminated by us without cause or by the executive for good reason in contemplation of a change of control and such change of control occurred within one year after the termination of employment, however, the vesting of Mr. Burgess’ time-vesting options that are only subject to his continued employment (i.e., contain no performance-vesting condition) will immediately accelerate upon his termination of employment by us without cause or by Mr. Burgess with good reason (whether or not a change of control is contemplated). In addition, Mr. Knowlton’s and Mr. Burgess’ exit-vesting options will become vested if the vesting conditions are satisfied within one year following the executive’s termination of employment by us without cause or by the executive with good reason. Both executives may also receive future equity grants under our equity incentive program consistent with other senior executives and competitive pay practices generally.

Pursuant to Mr. Knowlton’s employment agreement, as amended on December 18, 2008, Mr. Knowlton will be eligible for an annual payment of $640,000 for 10 years following his separation of employment. Mr. Knowlton will vest in this benefit contingent upon his continued employment as Executive Chairman through December 31, 2009, or on an earlier date whereon (i) Mr. Knowlton’s employment is terminated by us without cause or by Mr. Knowlton for good reason or (ii) a change in control of our company occurs while Mr. Knowlton remains employed by us. The pension payment will be paid on January 31 of each of the ten years following Mr. Knowlton’s separation from us. Mr. Knowlton is also eligible to receive a transaction bonus in connection with Blackstone’s sale of their entire equity interest in our company, a portion of which he may also be eligible to receive upon a change of control or initial public offering of our company. Except upon a change of control or our initial public offering, any transaction bonus shall be payable upon the one-year anniversary of his termination of employment.

The agreements of Mr. Knowlton and Mr. Burgess also provide for their participation in all employee compensation plans and welfare benefit plans generally available to our other senior executives. Each executive will receive reimbursement of all reasonable business expenses, fringe benefits, office and support staff and vacation benefits in accordance with our plans, policies and practices and in a manner comparable to other senior executives. During his employment, Mr. Knowlton will be entitled on an after-tax basis of (i) up to fifty round-trip flights from our headquarters to Maine and (ii) accommodation and automobile benefits. In 2007,

Mr. Burgess received six months of temporary living expenses. In 2007 and 2008, Mr. Knowlton and Mr. Burgess received reimbursement for relocation expenses, certain of which extend into 2009 for Mr. Burgess, including a monthly automobile benefit of $600 and a housing adjustment of $5,000 grossed up for taxes. Under their agreements, Mr. Knowlton and Mr. Burgess are also entitled to tax gross-ups for “golden parachute” excise taxes incurred by them under the Internal Revenue Code Sections 280G and 4999 and the applicable regulations thereunder with respect to payments and benefits received by them pursuant to the agreements. These tax gross-ups are subject to certain limitations (including a cutback of payments or benefits) if the amount of the payments and benefits subject to the excise tax exceeds the applicable safe harbor by less than 10% (within the meaning of Internal Revenue Code Section 4999 and the applicable regulations thereunder). Additionally, under each employment agreement, the executive is entitled to potential payments upon termination of employment, as further described in “—Potential Payments Upon Termination or Change of Control.”

On June 27, 2002, we entered into an employment agreement with Mr. Sudan and, on April 15, 2005, we entered into an employment agreement with Mr. Lennox. The term of each agreement is for one year but automatically extends for an additional year unless either party gives 90 days written notice prior to the end of the term. Mr. Sudan’s contract was most recently automatically extended for another year on June 27, 2009, and Mr. Lennox’s contract was automatically extended for another year on April 15, 2009. Under the agreements, Mr. Sudan is entitled to an initial base salary of $202,370 and is eligible for a target annual bonus of 115% of his base salary, while Mr. Lennox is entitled to an initial base salary of $210,000 and is eligible for a target annual bonus of 110% of his base salary. Annual bonus amounts are subject to achievement of performance criteria established by the Advisory Committee. Additionally, under each employment agreement, the executive is entitled to potential payments upon termination of employment or change in control, as further described in “—Potential Payments Upon Termination or Change of Control.”

Mr. Lane retired from our company in April, 2009. While employed by us, Mr. Lane did not have an employment agreement.

Option Awards

In general, options awarded under the 1998 Option Plan vest according to either a time-based component or time-based and performance-based components as follows: 50% of the options vest and become exercisable in 20% increments annually over five years, so long as the holder of the option is still an employee on the vesting date, and 50% of the options vest and become exercisable in 20% increments annually over five years, so long as we achieve specified EBITDA targets for each year, although these options do become exercisable in full without regard to our achievement of these targets on the ninth anniversary of the date of grant, so long as the holder of the option is still an employee on that date.

In general, options awarded under the 2004 Option Plan and the 2008 Option Plan vest and become exercisable in 25% increments annually over four years, so long as the holder of the option is still an employee on the vesting date. For vesting details of the options granted to Mr. Knowlton and Mr. Burgess under the 2004 Option Plan, refer to the footnotes to the table below.

The Option Plans provide for the grant to management employees of Graham Packaging Holdings Company and its subsidiaries and non-employee members of the Advisory Committee, advisors, consultants and other individuals providing services to Graham Packaging Holdings Company or its subsidiaries or affiliates of options to purchase limited partnership interests in Graham Packaging Holdings Company equal to 0.0075% of Graham Packaging Holdings Company (prior to any dilution resulting from any interests granted pursuant to the Option Plans) (each 0.0075% interest being referred to as a “Unit”). The aggregate number of Units with respect to which options may be granted under the 1998 Option Plan may not exceed 631.0 Units and the aggregate number of Units with respect to which options may be granted at any given time under the 2008 Option Plan, together with the 2004 Option Plan, may not exceed 1,278.4 Units, representing a total of up to 12.5% of the equity of Graham Packaging Holdings Company. A committee has been appointed to administer the Option Plans, including, without limitation, the determination of the individuals to whom grants will be made, the number of Units subject to each grant and the various terms of such grants.

Under the Option Plans, employees with vested options who are terminated by us are generally allowed to exercise their vested options within 90 days from the date of their termination from our company. Any options not exercised within 90 days from their termination date generally become forfeited and are no longer exercisable. In connection with Mr. Prevot’s separation from our company, all of Mr. Prevot’s unvested options became fully vested and exercisable on April 30, 2008, and will be exercisable until the earlier of a change in control (as defined in his employment agreement) or the original expiration date of the respective option grants.

Under the 1998 Option Plan and the 2004 Option Plan, the exercise price per Unit is or will be equal to or greater than the fair value of a Unit on the date of grant. Under the 2008 Option Plan, the exercise price per Unit is or will be less than, equal to, or greater than the fair value of a Unit on the date of grant, provided that there are limitations on exercise of any option granted at less than fair value on the grant date. We determine the fair value of a Unit by considering market multiples of comparable public companies and recent transactions involving comparable public and private companies, and by performing discounted cash flow analyses on our projected cash flows. We utilize the services of an appraisal firm to assist in these analyses. The number and type of Units covered by outstanding options and exercise prices may be adjusted to reflect certain events such as recapitalizations, mergers or reorganizations of or by Graham Packaging Holdings Company. The Option Plans are intended to advance the best interests of our company by allowing such employees to acquire an ownership interest in us, thereby motivating them to contribute to the success of our company and to remain in the employ of our company.

Outstanding Equity Awards at 2008 Fiscal Year End

A summary of the outstanding equity awards for each Named Executive Officer as of December 31, 2008, is as follows:

	Option Awards (1)
Name	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)		Option Exercise Price ($)	Option Expiration Date
Warren D. Knowlton	177.4	(2)	118.3	(2)	—		38,684	12/3/2016
	—		—		147.9	(3)	25,789	12/3/2016

Mark S. Burgess	55.5	(4)	55.4	(4)	—		25,789	12/3/2016
	—		—		73.9	(3)	25,789	12/3/2016

Ashok Sudan	12.8	(5)	—		—		25,789	1/21/2018
	3.6	(6)	1.6	(6)	—		25,789	3/31/2012
	7.0	(7)	3.0	(7)	—		29,606	3/30/2013
	—		29.0	(8)	—		36,747	3/6/2018

Peter T. Lennox	4.6	(6)	1.9	(6)	—		25,789	3/31/2012
	2.8	(7)	1.2	(7)	—		29,606	3/30/2013
	—		11.1	(8)	—		36,747	3/6/2018

George M. Lane	12.8	(5)	—		—		25,789	1/21/2018
	5.2	(9)	—		—		25,789	12/21/2018
	—		9.1	(8)	—		36,747	3/6/2018

Roger M. Prevot	43.4	(5)	—		—		25,789	1/21/2018
	14.0	(10)(11)	—		—		25,789	3/31/2011
	68.0	(8)(11)	—		—		36,747	3/6/2018

(1)	All options listed above were granted with an initial ten-year option term. See “—Elements of Our Executive Compensation and Benefit Programs—Equity Options” for further information on the terms of these option awards.
(2)	Options granted on December 4, 2006, which vest and become exercisable with respect to 20% of the options on December 4, 2007, an additional 40% of the options on December 31, 2008, an additional 20% of the options on December 4, 2009, and an additional 20% of the options on December 4, 2010, so long as the holder of the option is still an employee on the vesting date.
(3)	Options granted on December 4, 2006, which vest and become exercisable upon (A) Blackstone’s sale of their interest in us and (B) the attainment of certain financial performance goals.
(4)	Options granted on December 4, 2006. 50% of the options vest and become exercisable in 25% increments annually, 25% on December 4, 2007, and 25% on each the second, third and fourth anniversaries of the grant date, over four years so long as the holder of the option is still an employee on the vesting date. 50% of the options vest and become exercisable in 25% increments annually, on the anniversaries of the grant date, over four years so long as we achieve specified earnings targets each year and so long as the holder of the option is still an employee on the vesting date.
(5)	Options granted on February 2, 1998, under the 1998 Option Plan. Under an Amended and Restated Option Unit Agreement dated January 22, 2008, the expiration date of options granted under the 1998 Option Plan was extended for ten additional years such that they expire on January 21, 2018.
(6)	Options granted on April 1, 2002, under the 1998 Option Plan.
(7)	Options granted on March 31, 2003, under the 1998 Option Plan.
(8)

Options originally granted on November 17, 2004, under the 2004 Option Plan. In March 2008, Messrs. Sudan, Lennox, Lane and Prevot exchanged these options granted pursuant to the 2004 Option Plan for options to purchase an equivalent number of limited partnership units pursuant to the 2008 Option Plan. Although Messrs. Sudan, Lennox, Lane and Prevot were approximately 75% vested in their 2004 options at the date of the exchange, none of them were vested in any portion of their new options under the 2008 Option Plan on the date of grant. For information on the vesting schedule under the 2008 Option Plan, see “—Elements of Our Executive Compensation and Benefit Programs —Equity Options.” In addition, the 2008 options were granted with an exercise price equal to $36,746.60 per limited partnership unit, which was the fair value of such a unit on March 7, 2008, instead of the previous exercise price of $51,579.00, which was the fair value of such a unit when the officers were granted their 2004 options. The options granted under the 2008 Option Plan were granted with a ten-year option term and expire in 2018. In connection with his retirement in April 2009, Mr. Lane’s options became fully vested. See “—Compensation Discussion and Analysis—Benefits—Severance and Change of Control Benefits” for more information on Mr. Lane’s retirement.

(9)	Options granted on January 1, 1999, under the 1998 Option Plan. Under an Amended and Restated Option Unit Agreement dated December 22, 2008, the expiration date of options granted under the 1998 Option Plan was extended for ten additional years such that they expire on December 21, 2018.
(10)	Options granted on April 1, 2001, under the 1998 Option Plan.
(11)	Mr. Prevot was our President and Chief Operating Officer until April 30, 2008, the date of his separation from us. Pursuant to his separation agreement, all of Mr. Prevot’s unvested options became fully vested and exercisable on April 30, 2008, and will be exercisable until the earlier of a change in control (as defined in his employment agreement) or the original expiration date of the respective option grants.

Option Exercises and Interests Vested

The following table provides information with respect to the exercise of option awards during the year ended December 31, 2008.

Option awards
Name	Number of units acquired on exercise (#)	Value realized on exercise ($)
Warren D. Knowlton	—	—
Mark S. Burgess	—	—
Ashok Sudan	—	—
Peter T. Lennox	—	—
George M. Lane	—	—
Roger M. Prevot	9.3	—	(1)

(1)	The exercise price exceeded the fair value of the underlying unit on the exercise date.

2008 Pension Benefits

The table below shows the present value of accumulated benefits payable to each of the Named Executive Officers, including the number of years of service credited to each such Named Executive Officer under our pension plan, determined using interest rate and mortality rate assumptions consistent with those used in our financial statements. Information regarding our pension plan can be found under the heading “—Compensation Discussion and Analysis—Benefits—Pension Plans” above.

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)
Warren D. Knowlton	Pension Plan	—	—
Mark S. Burgess	Pension Plan	—	—
Ashok Sudan (1)	Pension Plan	18	284,113
Peter T. Lennox	Pension Plan	6	52,568
George M. Lane (2)	Pension Plan	20	517,212
Roger M. Prevot	Pension Plan	18	193,493

(1)	Mr. Sudan is currently eligible for early retirement.
(2)	Mr. Lane retired from our company in April 2009.

Nonqualified Deferred Compensation

In the year ended December 31, 2008, other than with respect to Mr. Knowlton’s pension arrangements described above, we had no nonqualified deferred compensation plans.

Potential Payments Upon Termination or Change of Control

Termination

If we terminate Mr. Knowlton’s employment without cause or Mr. Knowlton terminates his employment for good reason (as those terms are defined in the agreement), Mr. Knowlton will be entitled to receive:

•	any accrued but unpaid base salary, vacation and business expenses;

•	any earned but unpaid bonus for the year prior to his termination of employment;

•	any earned transaction bonus in connection with Blackstone’s sale of their entire interest in our company;

•	a pro rata bonus for the year of his termination, subject to achievement of the relevant performance goals; and

•	retirement payments of $640,000 paid annually on January 31 of each of the ten years following his termination of employment.

If we terminate Mr. Burgess’ employment without cause (including our election not to renew the term) or Mr. Burgess terminates his employment for good reason (as those terms are defined in the agreement) and Mr. Burgess executes a general release of claims, Mr. Burgess will be entitled to receive:

•

a severance payment equal to twice the sum of Mr. Burgess’ base salary and annual bonus (generally determined to be the average annual bonus received over the preceding three fiscal years), paid in monthly installments for a period of 24 months;

•	a pro rata bonus for the year of his termination, subject to achievement of the relevant performance goals;

•	continued health and dental benefits for a period of up to 12 months;

•	outplacement services for up to 12 months not to exceed $25,000; and

•	full vesting of his initial grant of time-based options to purchase limited partnership interests in Graham Packaging Holdings Company.

During the term and for a period of 24 months following the term, Messrs. Knowlton and Burgess are subject to a covenant not to compete with us or solicit our clients or employees.

In the event that Messrs. Sudan or Lennox is terminated by us without cause (as defined in each agreement) (including our election not to renew the term so that the term ends prior to the fifth anniversary of the agreement) or the executive resigns with good reason (as defined in each executive’s agreement), the executive will be entitled to:

•	any accrued but unpaid base salary, earned bonus, vacation and business expenses;

•

a severance payment equal to twice the sum of the executive’s base salary and annual bonus (generally determined to be the average annual bonus received over the preceding three fiscal years), paid in monthly installments for a period of 24 months;

•	a pro rata bonus for the year of termination, subject to achievement of the relevant performance goals;

•	continued health and dental benefits for a period of up to 24 months;

•	continued automobile expense program benefits for up to 12 months;

•	outplacement services for a period of up to 12 months not to exceed $30,000; and

•	full vesting of all equity awards granted to the executive.

If we elect not to extend the term so that the term ends following the fifth anniversary of the agreement, upon the executive’s termination of employment, the executive will be entitled to the same benefits described above except that the executive will only be entitled to continued monthly payments of one times the sum of the executive’s base salary and bonus for a period of twelve months and health and dental benefits for a period of 12 months, rather than 24 months. During the term and for a period of 18 months following the term (12 months if the executive’s employment is terminated due to our election not to renew the term) Messrs. Sudan and Lennox are subject to a covenant not to compete with us or solicit our clients or employees.

Each Named Executive Officer has also agreed not to reveal our confidential information during the term of employment or thereafter and to assign to us any inventions created by the executive while employed by us. With respect to the employment agreements of Messrs. Knowlton and Burgess, if any payments by us to the executive would result in an excise tax under Section 4999 of the Internal Revenue Code, the executive will be entitled to an additional payment so that the executive will receive a total amount equal to the payments the executive would be entitled to receive without the imposition of the excise tax. These tax gross-ups are subject to certain limitations (including a cutback (i.e., no gross-up payment)) if the amount of the payments subject to the excise tax exceeds the applicable safe harbor by less than 10% (within the meaning of Internal Revenue Code Sections 280G and 4999 and the applicable regulations thereunder).

Change of Control

Upon a change of control that occurs while Mr. Knowlton is employed with us, Mr. Knowlton will vest in his right to receive retirement benefit payments of $640,000 paid annually for ten years following his termination of employment with us. In the event that Blackstone sells its entire interest in us while Mr. Knowlton and Mr. Burgess are employed with us, all of the equity options granted to Mr. Knowlton and Mr. Burgess will vest fully and immediately and Mr. Knowlton will be eligible to receive a transaction bonus. But upon any change of control other than a sale by Blackstone of its entire interest in us while Mr. Knowlton and Mr. Burgess are employed with us, only the time-based equity options granted to Mr. Knowlton and Mr. Burgess will vest fully and immediately and Mr. Knowlton may become eligible to receive a portion of the transaction bonus. Upon a change of control, the vesting of Mr. Knowlton’s and Mr. Burgess’ time-vesting options will accelerate if the executive’s employment was terminated by us without cause or by the executive with good reason in contemplation of such change of control, and the change of control occurred within one year following the termination of employment. However, the vesting of Mr. Burgess’ time-vesting options that are only subject to his continued employment (i.e., contain no performance-vesting condition) will immediately accelerate if his employment is terminated by us without cause or by Mr. Burgess with good reason whether or not a change of control is contemplated. In addition, Mr. Knowlton’s and Mr. Burgess’ exit-vesting options will become vested if Blackstone sells its entire interest in us and achieves certain financial performance goals in a sale that occurs within one year following the executive’s termination of employment by us without cause or by the executive with good reason. In the event that Mr. Knowlton or Mr. Burgess is subject to a tax under Section 4999 of the Internal Revenue Code as a result of a change of control as defined in Section 280G of the Internal Revenue Code, then the executive will receive a gross-up payment so that he will receive a payment equal to the payment that he would have been entitled to receive without the imposition of the excise tax and any additional taxes on the additional payment. These tax gross-ups are subject to certain limitations (including a cutback (i.e., no gross-up payment)) if the amount of the payment subject to the excise tax exceeds the applicable safe harbor by less than 10% (within the meaning of Internal Revenue Code Sections 280G and 4999 and the applicable regulations thereunder).

Under Messrs. Sudan’s and Lennox’s employment agreements, if (A) there is a material reduction in the Named Executive Officer’s target annual bonus after a change of control (as defined in each of their respective employment agreements), as compared to the preceding year, and (B) the cure period (as defined in each of their respective employment agreements) expires, the Named Executive Officer will be eligible to resign and receive the same benefits as those provided for upon his termination for good reason. In the event either Mr. Sudan or Mr. Lennox is involuntarily terminated without cause or voluntarily resigns for good reason in contemplation of a change of control, the annual bonus to be used in calculating the cash severance payment is the target annual bonus rather than the average bonus received over the preceding three fiscal years.

Pension Benefits

See “—Compensation Discussion and Analysis—Benefits—Pension Plans” and “—2008 Pension Benefits” for information on amounts payable under our pension plan.

Potential Payments

The table below summarizes the potential payments upon either (i) a voluntary termination for good reason or involuntary termination without cause; (ii) a change in control; (iii) a termination in connection with a change in control, or (iv) the death of the Named Executive Officer, assuming each Named Executive Officer was terminated as of, the change in control occurred on, or death occurred on, December 31, 2008. In addition, Mr. Prevot’s severance arrangements are described below.

Name	Cash Severance Payment		Acceleration of Equity Awards (1)		Continuing Benefits as of December 31, 2008		Excise Tax Gross-up		Retirement Benefits		Life Insurance Benefits(2)	Total
Warren D. Knowlton (3)
Voluntary termination for good reason or involuntary termination without cause	$1,530,330	(4)	$—	(5)	$—		$—	(6)	$4,422,300	(7)	$—	$5,952,630
No termination following a change in control	—	(4)	—	(5)	—		—	(6)	4,422,300	(7)	—	4,422,300
Voluntary termination for good reason or involuntary termination without cause following a change in control	1,530,330	(4)	—	(5)	—		—	(6)	4,422,300	(7)	—	5,952,630
Death of Named Executive Officer	—		—		—		—		—		1,000,000	1,000,000

Mark S. Burgess (3)
Voluntary termination for good reason or involuntary termination without cause	4,276,257	(8)	—	(9)	31,603	(10)	—	(6)	—		—	4,307,860
No termination following a change in control	—	(8)	—	(9)	—	(10)	—	(6)	—		—	—
Voluntary termination for good reason or involuntary termination without cause following a change in control	4,470,432	(8)	—	(9)	31,603	(10)	—	(6)	—		—	4,502,035
Death of Named Executive Officer	—		—		—		—		—		1,000,000	1,000,000

Ashok Sudan (11)
Voluntary termination for good reason or involuntary termination without cause	1,684,017	(12)	—	(13)	50,406	(14)	—		—		—	1,734,423
No termination following a change in control	—		—	(15)	—		—		—		—	—
Voluntary termination for good reason or involuntary termination without cause following a change in control	2,073,749	(12)	—	(13)	50,406	(14)	—		—		—	2,124,155
Death of Named Executive Officer	—		—		—		—		—		355,000	355,000

Peter T. Lennox (11)
Voluntary termination for good reason or involuntary termination without cause	1,260,515	(12)	—	(13)	50,406	(14)	—		—		—	1,310,921
No termination following a change in control	—		—	(15)	—		—		—		—	—
Voluntary termination for good reason or involuntary termination without cause following a change in control	1,465,795	(12)	—	(13)	50,406	(14)	—		—		—	1,516,201
Death of Named Executive Officer	—		—		—		—		—		268,000	268,000

George M. Lane (16)
Voluntary termination for good reason or involuntary termination without cause	—		—		—		—		—		—	—
No termination following a change in control	—		—	(15)	—		—		—		—	—
Voluntary termination for good reason or involuntary termination without cause following a change in control	—		—		—		—		—		—	—
Death of Named Executive Officer	—		—		—		—		—		263,000	263,000

(1)	Any additional equity option benefit is determined by subtracting the exercise price of the original equity option award from the underlying unit’s value on December 31, 2008, and multiplying the result, if a positive number (in-the-money), by the number of in-the-money equity options that would accelerate and vest as a result of termination. No options were in-the-money as of December 31, 2008.
(2)	Each Named Executive Officer is entitled to the proceeds of a life insurance policy, pursuant to our group term life insurance plan, equal to 2.0x the Named Executive Officer’s base salary at December 31, 2008, in the case of Messrs. Knowlton and Burgess, and 1.0x the Named Executive Officer’s base salary at December 31, 2008, in the case of Messrs. Sudan, Lenox and Lane. In any case, the life insurance proceeds are subject to a maximum payout of $1.0 million.
(3)	The Named Executive Officer is subject to a covenant not to compete with us or solicit our clients or employees for a period of 24 months following termination.

(4)	If Mr. Knowlton voluntarily terminates for good reason or is involuntarily terminated without cause, he is entitled to receive a pro rata annual bonus for the year in which he is terminated, assuming achievement of performance targets. Annual performance targets for 2008 were met and therefore the amounts in the table above reflect the achievement of those targets. If Mr. Knowlton voluntarily terminates for good reason or is involuntarily terminated without cause and Blackstone sells its entire interest in us within one year of the termination date, he is entitled to receive a transaction bonus. The amount of the transaction bonus is calculated as a percentage of total equity. The percentage is dependent upon the multiple of invested capital, as defined in the employment agreement. Had a qualifying event occurred on December 31, 2008, at a sale price reflecting a reasonable valuation of our company, Mr. Knowlton would not have received a transaction bonus.
(5)	Mr. Knowlton’s time-based equity options vest fully and immediately upon consummation of a “change in control” (as such term is defined in his employment agreement). All of Mr. Knowlton’s equity options will vest in the event that Blackstone sells its entire interest in us. If Mr. Knowlton voluntarily terminates for good reason or is involuntarily terminated without cause and a change of control occurs within one year following termination, his time-based equity options will vest upon consummation of the change of control.
(6)	If it is determined that any payments to the Named Executive Officer resulting from voluntary termination for good reason, involuntary termination without cause or change of control would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, then the Named Executive Officer is entitled to receive an additional payment (gross-up payment) in an amount such that after payment by the Named Executive Officer of all taxes on the gross-up payment the Named Executive Officer retains an amount equal to the excise tax subject to certain limitations described above. Based on the aggregate amount of payments to the Named Executive Officer, the Named Executive Officer would not be subject to an excise tax.
(7)	If Mr. Knowlton voluntarily terminates for good reason or is involuntarily terminated without cause, or if a change of control occurs, he is entitled to receive payments in the amount of $640,000 per year for ten years following his termination of employment. This amount represents the present value of those payments as of December 31, 2008, based on the assumption of a 6.00% discount rate.
(8)	If Mr. Burgess voluntarily terminates for good reason or is involuntarily terminated without cause, he is entitled to receive a pro rata annual bonus for the year in which he is terminated, assuming achievement of performance targets. Annual performance targets for 2008 were met and therefore the amounts in the table above reflect the achievement of those targets. Mr. Burgess is also entitled to receive twice the sum of his base salary and annual bonus (determined to be the average annual bonus received over the preceding three fiscal years, or such other shorter period, as applicable), paid in monthly installments for a period of 24 months. If the termination occurs as a result of a change of control, the annual bonus to be used for purposes of this calculation is the target annual bonus rather than the average bonus annually received over the preceding three fiscal years. Since Mr. Burgess was first employed by us in December 2006, the average annual bonus, for purposes of calculating twice the sum of base salary and average annual bonus, is equal to the average of Mr. Burgess’ 2007 annual bonus and 2008 annual bonus.
(9)	If Mr. Burgess voluntarily terminates for good reason or is involuntarily terminated without cause, his time-based equity options fully vest. All of Mr. Burgess’ equity options, both time-based and performance-based, fully vest in the event that Blackstone sells its entire interest in us. All of Mr. Burgess’ time-based equity options fully vest upon a change of control irrespective of whether Blackstone sells its entire interest in us. If Mr. Burgess voluntarily terminates for good reason or is involuntarily terminated without cause and a change of control occurs within one year following termination, his unvested performance-based equity options will fully vest upon consummation of the change of control.
(10)	If Mr. Burgess voluntarily terminates for good reason or is involuntarily terminated without cause, he is entitled to outplacement services for a period of up to 12 months, not to exceed $25,000, and a continuation of his health and dental benefits for up to 12 months.
(11)	The Named Executive Officer is subject to a covenant not to compete with us or solicit our clients or employees for a period of 18 months following termination (12 months if the Named Executive Officer’s employment is terminated due to our election not to renew the term of employment).
(12)	If the Named Executive Officer voluntarily terminates for good reason or is involuntarily terminated without cause, he is entitled to receive a pro rata annual bonus for the year in which he is terminated, assuming achievement of performance targets. Annual performance targets for 2008 were met and therefore the amounts in the table above reflect the achievement of those targets. The Named Executive Officer is also entitled to receive a total of twice the sum of his base salary and annual bonus (determined to be the average bonus received over the preceding three fiscal years), paid in monthly installments for a period of 24 months. If the termination occurs as a result of a change of control, the annual bonus to be used for purposes of this calculation is the target annual bonus rather than the average bonus received over the preceding three fiscal years.
(13)	If the Named Executive Officer voluntarily terminates for good reason or is involuntarily terminated without cause, all of the Named Executive Officer’s equity options fully vest.
(14)	If the Named Executive Officer voluntarily terminates for good reason or is involuntarily terminated without cause, he is entitled to outplacement services for a period of up to 12 months, not to exceed $30,000, a continuation of his health and dental benefits for up to 24 months and a continuation of the automobile expense program for up to 12 months.
(15)	The Named Executive Officer’s equity options fully vest upon a change in control.
(16)	Mr. Lane did not have an employment agreement with us prior to his retirement in April 2009.

Mr. Prevot served as President and Chief Operating Officer until April 30, 2008. Pursuant to Mr. Prevot’s employment agreement, upon his termination of employment with us he became entitled to (1) a severance payment equal to twice the sum of his base salary and annual bonus (determined to be the average annual bonus received over the preceding three fiscal years), paid in monthly installments of $72,759.75 for a period of 24 months, (2) a pro rata bonus for the year of termination ($313,604), (3) continued health and dental benefits for the lesser of a period of 24 months, or the equivalent of $13,206, or until he begins employment with another company, (4) outplacement services for a period of 12 months not to exceed $30,000 and (5) full vesting of all of his unvested equity awards ($30,681, calculated as the excess of the fair value of the underlying unit as of the termination date and the exercise prices of in-the-money options). Further, for a period of 12 months following his termination Mr. Prevot is subject to a covenant not to compete with us or solicit our clients or employees. In addition, in connection with Mr. Prevot’s termination of employment, Mr. Prevot and our company entered into a letter agreement which provides, among other things, that Mr. Prevot will continue to provide limited specified services to us beyond the termination date of his employment, and in exchange, that the options to purchase limited partnership units in Graham Packaging Holdings Company that had been previously granted to Mr. Prevot will be exercisable until the earlier of a change in control (as defined in Mr. Prevot’s employment agreement) or the expiration of the respective option grants. If any of these options are not exercised as specified, such options will be cancelled and Mr. Prevot will be unable to exercise them.

2008 Advisory Committee Compensation

The table below summarizes the compensation paid to non-employee members of the Advisory Committee for the year ended December 31, 2008. The Advisory Committee serves solely in an advisory role to the partnership and general partners of our company and it does not have the power to act for or bind us. Each Advisory Committee member earns fees of $18,750 per quarter, plus an additional $1,000 for any quarterly meetings attended in-person.

Name (1)	Fees Earned or Paid in Cash ($)	All Other Compensation ($)	Total ($)
Charles E. Kiernan (2)	76,000	—	76,000
Gary G. Michael (2)	76,000	—	76,000

(1)	Chinh E. Chu and James A. Quella are not included in this table as they are employees of Blackstone and thus receive no compensation for their services as members of the Advisory Committee.
(2)	As of December 31, 2008, Charles E. Kiernan and Gary G. Michael each had 15.5 options outstanding.

Certain Advisory Committee members have, on a case-by-case basis, received option grants or one-time payments in consideration of their joining the Advisory Committee. In addition, in 2009, Charles E. Kiernan and Gary G. Michael received grants of options to purchase 5.0 limited partnership interests at an exercise price equal to $50,659 per unit in Graham Packaging Holdings Company in consideration of their continued service on the Advisory Committee.

Compensation Committee Interlocks and Insider Participation

None of the individuals who served on our Compensation Committee during the 2008 and 2009 fiscal years has served our company or any of our subsidiaries as an officer or employee. In addition, none of our executive officers serves as a member of the board of directors or compensation committee of any entity which has one or more executive officers serving as a member of our Advisory Committee or Compensation Committee.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table shows the amount of our common stock beneficially owned as of October 29, 2009, after giving effect to the IPO Reorganization, and as adjusted to reflect the              shares of our common stock offered hereby, by (i) each person who is known by us to own beneficially more than 5% of such interests, (ii) each selling stockholder, (iii) each member of the board of directors, (iv) each of the Named Executive Officers and (v) all members of the board of directors and the executive officers, as a group. A person is a “beneficial owner” of a security if that person has or shares voting or investment power over the security or if he has the right to acquire beneficial ownership within 60 days. Unless otherwise noted, these persons, to our knowledge, have sole voting and investment power over the shares listed. Percentage computations are based on              shares of our common stock outstanding as of October 29, 2009.

	Common Stock Beneficially Owned Prior to this Offering		Common Stock Beneficially Owned After this Offering
			Assuming the Underwriters’ Option is not Exercised		Assuming the Underwriters’ Option is Exercised in Full
Name of Beneficial Owner	Number	%	Number	%	Number	%
Blackstone (1)		79.6%
Graham Family (2)		15.0%
Chinh E. Chu (1)		79.6%
James A. Quella (1)		79.6%
Warren D. Knowlton (3)		1.3%
Mark S. Burgess (4)		* *
Ashok Sudan (5)		* *
Peter T. Lennox (6)		* *
George M. Lane (7)		* *
Roger M. Prevot (8)		1.4%
All directors and executive officers as a group (11 persons)		80.2%

*	Except as noted below, all beneficial owners are members of the board of directors and/or officers of the Operating Company and can be reached c/o Graham Packaging Holdings Company, 2401 Pleasant Valley Road, York, Pennsylvania 17402.
**	Less than 1%.
(1)	Includes shares of common stock held by Blackstone Capital Partners III Merchant Banking Fund L.P., shares of common stock held by Blackstone Offshore Capital Partners III L.P. and shares of common stock held by Blackstone Family Investment Partnership III L.P. (collectively, the “Blackstone Funds”). Blackstone Management Associates III L.L.C. (“BMA”) is the general partner of each of such entities. Messrs. Peter G. Peterson, Stephen A. Schwarzman, Chinh E. Chu and James A. Quella are members of BMA, which has investment and voting control over the shares held or controlled by each of the Blackstone Funds. Each of such persons disclaims beneficial ownership of such shares. Chinh E. Chu and James A. Quella will serve as Directors after the IPO Reorganization. Mr. Chu and Mr. Quella are Senior Managing Directors of The Blackstone Group L.P. The address of each of the preceding investors is c/o The Blackstone Group L.P., 345 Park Avenue, New York, New York 10154.
(2)	GPC Holdings, L.P. and Graham Packaging Corporation are wholly-owned, directly or indirectly, by the Graham Family. The address of both is c/o Graham Capital Company, P.O. Box 1104, York, Pennsylvania 17405-1104. GPC Holdings, L.P., a Pennsylvania limited partnership, directly owns shares of common stock. Graham Packaging Corporation, a Pennsylvania corporation, directly owns shares of common stock.
(3)	Warren D. Knowlton is the Executive Chairman of the Advisory Committee. Of the shares shown as beneficially owned, all represent presently exercisable rights to acquire shares of our company through options.

(4)	Mark S. Burgess is our Chief Executive Officer. Of the shares shown as beneficially owned, all represent presently exercisable rights to acquire shares of common stock through options.
(5)	Ashok Sudan is our Executive Vice President and General Manager, Global Food and Beverage. Of the shares shown as beneficially owned, represent presently exercisable rights to acquire shares of common stock through options.
(6)	Peter T. Lennox is our Senior Vice President, General Manager of Household Chemical and Automotive, Personal Care/Specialty and South America. Of the shares shown as beneficially owned, all represent presently exercisable rights to acquire shares of common stock through options.
(7)	George M. Lane served as Senior Vice President of the Operating Company until April 24, 2009. Of the shares shown as beneficially owned, represent presently exercisable rights to acquire shares of common stock through options.
(8)	Roger M. Prevot served as President and Chief Operating Officer of the Operating Company until April 30, 2008. Of the shares shown as beneficially owned, represent presently exercisable rights to acquire shares of common stock through options. shares have been pledged as security for a loan by us to Mr. Prevot. See “Certain Relationships and Related Party Transactions—Loans to Management.”

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The summaries of agreements set forth below do not purport to be complete and are qualified in their entirety by reference to all the provisions of such agreements. The Equipment Sales, Services and License Agreement and the Registration Rights Agreement, each as defined below, are incorporated by reference as exhibits to the registration statement of which this prospectus forms a part. You can obtain copies of those documents by following the instructions under “Where You Can Find More Information.”

Equipment Sales Agreement

We were a party to an Equipment Sales, Services and License Agreement dated February 2, 1998, (“Equipment Sales Agreement”) with Graham Engineering, a company controlled by the Graham Family, who have a 15% ownership interest in us. The Equipment Sales Agreement terminated on December 31, 2007. Under the Equipment Sales Agreement, Graham Engineering provided us with certain sizes of wheels used in extrusion blow molding, on an exclusive basis within the countries and regions in which we had material sales of plastic containers. Despite termination of the Equipment Sales Agreement, we continue to purchase wheels and replacement parts from Graham Engineering. We received equipment and related services of $10.3 million, $11.0 million, $1.3 million and $1.3 million for the years ended December 31, 2006, 2007 and 2008 and for the nine months ended September 30, 2009, respectively.

Registration Rights Agreement

Graham Packaging Holdings Company, GPC Capital Corp. II, the predecessors of the Graham Family, Blackstone and certain other investors entered into a Registration Rights Agreement on February 2, 1998. Under the Registration Rights Agreement, Graham Packaging Company Inc. will grant, with respect to the shares of its common stock to be distributed pursuant to an IPO Reorganization, (i) to the Graham Family and their affiliates (and their permitted transferees of partnership interests in Graham Packaging Holdings Company) two “demand” registrations after this offering has been consummated and customary “piggyback” registration rights and (ii) to Blackstone and certain other investors an unlimited number of “demand” registrations and customary “piggyback” registration rights. The Registration Rights Agreement also provides that GPC Capital Corp. II will pay certain expenses of the Graham Family, Blackstone and certain other investors relating to such registrations and indemnify them against certain liabilities, which may arise under the Securities Act of 1933, as amended.

Management Services Arrangements

Blackstone and the Graham Family have supplied management services to us since 1998. We have recorded $2.0 million of expense for management services provided by the Graham Family for each of the years ended December 31, 2006, 2007 and 2008, including a $1.0 million annual fee paid pursuant to the Holdings Partnership Agreement and a $1.0 million annual fee paid pursuant to the Monitoring Agreement. We have recorded $3.1 million, $3.3 million and $3.2 million of expense for management services provided by Blackstone for the years ended December 31, 2006, 2007 and 2008, respectively, including a $3.0 million annual fee paid pursuant to the Monitoring Agreement. Both Blackstone and the Graham Family are reimbursed for reasonable out-of-pocket expenses. For the nine months ended September 30, 2009, we recorded $1.5 million expense to the Graham Family and $2.3 million expense to Blackstone with regard to these monitoring agreements.

In the future, Blackstone may receive customary fees for advisory and other services rendered to us. If such services are rendered in the future, the fees will be negotiated from time to time on an arm’s length basis and will be based on the services performed and the prevailing fees then charged by third parties for comparable services.

Loans to Management

At September 30, 2009, we had loans outstanding to certain of our current and former management employees of $2.1 million for the purchase of shares of Investor LP, including loans to each of Ashok Sudan, Geoffrey Lu and Dave W. Cargile of $0.1 million and Roger M. Prevot of $0.7 million. These loans were made in connection with the capital call payments made on September 29, 2000, and March 29, 2001, pursuant to the capital call agreement dated as of August 13, 1998. The proceeds from the loans were used to fund management’s share of the capital call payments. On October 30, 2009, Messrs. Cargile, Sudan and Lu repaid their outstanding loans in full. The remaining loans, none of which are extended to any of our executive officers, mature on September 28, 2012, and March 30, 2013, respectively, and accrue interest at a rate of 6.22%. The loans are secured by a pledge of the stock purchased by the loans and by a security interest in any bonus due and payable to the respective borrowers before or after the maturity date of the loans.

Loans to the Blackstone Funds

On January 5, 2007 and April 10, 2009, Graham Packaging Holdings Company loaned $3.4 million and $0.2 million, respectively, to the Blackstone Funds in connection with the Blackstone Funds’ purchase from our former Chief Executive Officer and Chief Financial Officer, in the case of the 2007 loan, and a former Senior Vice President, in the case of the 2009 loan, of all of their outstanding shares of BMP/Graham Holdings Corp. These loans bear interest at a rate of 8.0% per annum, are payable quarterly in cash, or at the Blackstone Funds’ option, in kind, and mature on January 5, 2017.

Equity Healthcare Program Agreement

Effective October 23, 2008, we entered into an Employer Health Program Agreement with Equity Healthcare LLC (“Equity Healthcare”). Equity Healthcare negotiates with providers of standard administrative services for health benefit plans as well as other related services for cost discounts and quality of service monitoring capability by Equity Healthcare. Because of the combined purchasing power of its client participants, Equity Healthcare is able to negotiate pricing terms for providers that are believed to be more favorable than the companies could obtain for themselves on an individual basis.

In consideration for Equity Healthcare’s provision of access to these favorable arrangements and its monitoring of the contracted third parties’ delivery of contracted services to us, we pay Equity Healthcare a fee of $2 per employee per month (“PEPM Fee”). As of September 30, 2009, we had approximately 4,136 employees enrolled in our health benefit plans in the United States.

Equity Healthcare may also receive a fee from one or more of the health plans contracted with Equity Healthcare (“Health Plan Fees”) if the total number of employees from Blackstone portfolio companies joining such health plans exceeds specified thresholds. If and when Equity Healthcare reaches the point at which the aggregate of its receipts from the PEPM Fee and the Health Plan Fees have covered all of its allocated costs, it will apply the incremental revenues derived from all such fees to (a) reduce the PEPM Fee; (b) avoid or reduce an increase in the PEPM Fee that might otherwise have occurred on contract renewal; or (c) arrange for additional services to us at no cost or reduced cost.

Equity Healthcare is an affiliate of Blackstone.

Core Trust Purchasing Group Participation Agreement

On February 1, 2006, we entered into a five-year participation agreement (“participation agreement”) with Core Trust Purchasing Group, formerly named Cornerstone Purchasing Group LLC (“CPG”) designating CPG as exclusive agent for the purchase of certain indirect products and services. CPG is a “group purchasing organization” which secures from vendors pricing terms for goods and services that are believed to be more favorable than participants could obtain for themselves on an individual basis. Under the participation agreement we must purchase 80% of the requirements of our participating locations for core categories of specified products and services, through CPG or CPG may terminate the contract. In connection with purchases by its participants (including us), CPG receives a commission from the vendor in respect of purchases. Although CPG is not affiliated with Blackstone, in consideration for Blackstone’s facilitating our participation in CPG and monitoring the services CPG provides to us, CPG remits a portion of the commissions received from vendors in respect of our purchases under the participation agreement to an affiliate of Blackstone.

Commercial Transactions with Blackstone Portfolio Companies

Pinnacle Foods, which is owned by Blackstone, is a customer of ours. For the year ended December 31, 2008 and the nine months ended September 30, 2009, our sales to Pinnacle Foods were $10.1 million and $4.7 million, respectively.

In 2008, we entered into an agreement with Kloeckner Pentaplast (“Kloeckner”), which is owned by Blackstone, to combine our purchasing power on materials used by both Graham and Kloeckner. In connection with this agreement, Kloeckner paid us a fee approximating $0.2 million for the nine months ended September 30, 2009.

Fees in Connection with the Fourth Amendment to the Credit Agreement

We incurred a $5.0 million fee from Blackstone Management Partners III L.L.C. in connection with the fourth amendment to the credit agreement. This amount was charged against the gain on debt extinguishment (see note 11 to our unaudited consolidated financial statements included elsewhere in the prospectus).

Gary G. Michael and The Clorox Company

Gary G. Michael, a member of the Advisory Committee, also serves on the Board of Directors of The Clorox Company, which is one of our large customers. Included in current assets at December 31, 2008 and 2007, and at September 30, 2009, were receivables from The Clorox Company of $3.6 million, $2.1 million and $4.3 million, respectively. Included in net sales for the years ended December 31, 2008, 2007, and 2006 and for the nine months ended September 30, 2009, were net sales to The Clorox Company of $45.2 million, $30.0 million, $30.7 million and $37.8 million, respectively.

Related Persons Transaction Policy

We do not currently have a formal, written policy for the review, approval or ratification of transactions with related persons.

DESCRIPTION OF INDEBTEDNESS

Senior Secured Credit Agreement

On October 7, 2004, our subsidiary, the Operating Company and GPC Capital Corp. I, as co-borrowers, established the senior secured credit agreement with certain lenders and Citigroup, Goldman Sachs Credit Partners, L.P., General Electric Capital Corporation, Lehman Commercial Paper Inc., and Deutsche Bank AG Cayman Islands Branch (“Deutsche Bank AG”) as agents.

The senior secured credit agreement was amended on December 9, 2005, April 18, 2006, March 30, 2007 and May 2, 2009 and currently consists of:

•

the $248 million senior secured revolving credit facility with an original maturity of six years and availability of $237.3 million as of September 30, 2009 (as reduced by $10.7 million of outstanding letters of credit); and

•

the $1,875 million senior secured term loan facility with an original maturity of seven years, with an aggregate principal amount of $1,784.5 million ($1,805.6 million outstanding less $21.1 million unamortized discount) outstanding as of September 30, 2009.

In addition, upon the occurrence of certain events, the Operating Company may request an increase to the term loan facility in an aggregate amount not to exceed $300 million, subject to receipt of commitments by term loans lenders or other financing institutions reasonably acceptable to the administrative agent. The Operating Company and GPC Capital Corp. I are the borrowers under the term loan facility and the revolving credit facility. The revolving credit facility includes borrowing capacity available for letters of credit and for borrowings on same-day notice, such same-day borrowings being referred to as the swingline loans.

Interest Rate and Fees

The borrowings under the credit agreement bear interest at a rate equal to an applicable margin plus, at our option, either (a) a base rate determined by reference to the highest of (1) Deutsche Bank AG’s, prime rate, (2) the federal funds rate plus  1/2 of 1% and (3) the LIBOR rate for a one-month interest period plus 1.00% or (b) a LIBOR rate determined by reference to the costs of funds for deposits in the currency of such borrowing for the interest period relevant to such borrowing adjusted for certain additional costs.

The applicable margin for borrowings under the non-extended revolving credit facility is 1.75% with respect to base rate borrowings and 2.75% with respect to LIBOR borrowings, provided that such margins will be reduced to 1.50% and 2.50%, respectively, if we have received cash proceeds from the sale of our equity interests pursuant to a public offering of our common stock and if certain requirements with regard to the total net leverage ratio and corporate ratings of the Operating Company have been met. The applicable margin for borrowings under the extended revolving credit facility is 3.25% with respect to base rate borrowings and 4.25% with respect to LIBOR borrowings.

The applicable margin for borrowings under the term loan B facility is 1.25% with respect to base rate borrowings and 2.25% with respect to LIBOR borrowings, provided that such margins (a) will be reduced to 1.00% and 2.00%, respectively, if we have received cash proceeds from the sale of our equity interests pursuant to a public offering of our common stock and if certain requirements with regard to the total net leverage ratio and corporate ratings of the Operating Company have been met and (b) will be increased to 1.50% and 2.50%, respectively, if the corporate credit rating of the Operating Company issued by Moody’s Investors Service, Inc. is B3 or lower. The applicable margin for borrowings under the term loan C facility is 3.25% with respect to base rate borrowings and 4.25% with respect to LIBOR borrowings.

In addition to paying interest on outstanding principal under the credit agreement, we are required to pay a commitment fee to the lenders under the revolving credit facility in respect of the unutilized commitments thereunder at a rate equal to (x) 0.50% per annum with respect to non-extended revolving credit facility commitments and (y) 0.75% per annum with respect to extended revolving credit facility commitments. We also pay a fee on all outstanding letters of credit at a rate per annum equal to the applicable margin then in effect with respect to LIBOR loans under the revolving credit facility on the face amount of each such letter of credit, a customary fronting fee and other customary letter of credit fees.

Prepayments

The credit agreement requires us to prepay outstanding term loans, subject to certain exceptions, with:

•	50% (which percentage will be reduced to 0% for any fiscal year for which the Operating Company’s total net leverage ratio is less than 3.5x) of its excess cash flow;

•

100% (which percentage will be reduced to 75% if the Operating Company’s total net leverage ratio is less that 3.5x) of the net cash proceeds received by our company, the Operating Company, or any of our domestic wholly-owned subsidiaries from any loss, damage, destruction or condemnation of, or any sale, transfer or other disposition of, any asset subject to certain thresholds and certain exceptions and reinvestment rights;

•	100% of the net cash proceeds received by our company or any of our subsidiaries from issuances of debt obligations of our company and our subsidiaries, subject to certain exceptions; and

•

50% of the net cash proceeds received by our company or any of our subsidiaries from issuances of our equity, including net cash proceeds received by us in this offering, or the equity of the Operating Company (which percentage will be reduced to 0% for so long as the Operating Company’s total net leverage ratio is less than 3.5x), subject to certain exceptions.

We may voluntarily repay outstanding loans under the credit agreement or voluntarily reduce unutilized portions of the revolving credit facility at any time, without premium or penalty, other than customary “breakage” costs with respect to LIBOR loans.

Amortization and Availability

The term loan facility is payable in quarterly installments and requires payments of $4.6 million in the fourth quarter of 2009, $18.3 million in 2010, $615.7 million in 2011, $12.0 million in 2012, $12.0 million in 2013 and $1,143.0 million in 2014 (disregarding any further mandatory or voluntary prepayments that may reduce such scheduled amortization payments).

On May 28, 2009, certain of the lenders under our term loans agreed to extend the final maturity of $1,200 million of the term loans to the earlier of April 5, 2014, and the date that is 91 days prior to the maturity of our senior notes if the senior notes have not been repaid or refinanced in full by such date. As a result, $611.6 million of the term loans will mature on October 7, 2011, and the remaining $1,194.0 million will mature on either July 8, 2012, if we do not refinance or repay the senior notes, or April 5, 2014, if we do refinance or repay the senior notes.

On May 28, 2009, certain of our revolving credit agreement lenders agreed to extend their commitments, with respect to $112.8 million of the total commitment, to the earlier of October 1, 2013, and the date that is 91 days prior to the maturity of our senior notes if the senior notes have not been repaid or refinanced in full by such date. As a result, $135.2 million of commitments under the revolving credit agreement will expire on October 7, 2010, and the remainder of the commitments will expire either on July 8, 2012, if we do not refinance or repay the senior notes, or October 1, 2013 if we do refinance or repay the senior notes.

Guarantee

The obligations of the Operating Company and GPC Capital Corp. I under the senior secured credit agreement are guaranteed by Graham Packaging Holdings Company, the Operating Company and certain domestic subsidiaries of the Operating Company.

Certain Covenants and Events of Default

The credit agreement contains a number of significant covenants. We believe that these covenants are material terms of the credit agreement and that information about the covenants is material to an investor’s understanding of our financial condition and liquidity. Covenant compliance EBITDA is used to determine our compliance with certain of these covenants. Any breach of covenants in the credit agreement (including those that are tied to financial ratios based on covenant compliance EBITDA) could result in a default under our credit agreement and the lenders could elect to declare all amounts borrowed to be immediately due and payable. Any such acceleration would also result in a default under the indentures.

The covenants under the credit agreement, among other things, restrict, subject to certain exceptions, the ability of our company and our subsidiaries to:

•	incur, create, assume or permit to exist any additional indebtedness;

•	incur, create, assume or permit to exist any lien on any property or assets (including stock or other securities of any person, including any of our subsidiaries);

•	enter into sale and lease-back transactions;

•	make investments, loans, or advances;

•	engage in mergers or consolidations;

•	make certain acquisitions;

•	pay dividends and distributions or repurchase our capital stock;

•	engage in certain transactions with affiliates;

•	change the business conducted by our company and our subsidiaries;

•	amend or modify certain material agreements governing our indebtedness (including the senior notes and senior subordinated notes); or

•	make capital expenditures in excess of certain amounts.

The credit agreement further requires that the Operating Company maintain a senior secured debt to covenant compliance EBITDA ratio that does not exceed (a) 5.5x on the last day of any fiscal quarter ending on on or before December 31, 2011; (b) 5.25x on the last day of the fiscal year beginning on January 1, 2012; and (c) 5.00x on the last day of any fiscal year beginning on or after January 1, 2013.

The credit agreement also contains certain customary affirmative covenants and events of default. As of September 30, 2009, we were in compliance in all material respects with all covenants and provisions in the credit agreement.

Indentures

General

In October 2004, and in connection with the acquisition of O-I Plastic and the refinancing (the “2004 Refinancing”) of substantially all of the outstanding indebtedness of Graham Packaging Holdings Company, the Operating Company and GPC Capital Corp. I issued $250 million of senior notes and $375 million of senior subordinated notes. The proceeds from the issuance of the senior notes and the senior subordinated notes were used (i) to effect the O-I Plastic acquisition and the 2004 Refinancing and (ii) to pay related fees, expenses and other transaction costs.

As of September 30, 2009, we had outstanding $250.0 million in senior notes and $375.0 million in senior subordinated notes co-issued by the Operating Company and GPC Capital Corp. I. The notes are unconditionally guaranteed, jointly and severally, by Graham Packaging Holdings Company and certain domestic subsidiaries of the Operating Company and mature on October 7, 2012, and October 7, 2014, respectively. Graham Packaging Company, Inc. will become a parent guarantor of the notes after the IPO Reorganization. Interest on the senior notes is payable semi-annually on April 15 and October 15 of each year at 8.50% and interest on the senior subordinated notes is payable semi-annually at 9.875%.

The Senior Notes

The senior notes:

•	are general unsecured obligations of the Operating Company and GPC Capital Corp. I;

•	are pari passu in right of payment with all existing and future senior debt of the Operating Company and GPC Capital Corp. I;

•

are effectively subordinated to all secured debt of the Operating Company, GPC Capital Corp. I and the guarantors and structurally subordinated to the debt of any non-guarantor subsidiaries of the Operating Company; and

•	are senior in right of payment to any subordinated indebtedness of the Operating Company and GPC Capital Corp. I.

The Senior Subordinated Notes

The senior subordinated notes:

•	are general unsecured obligations of the Operating Company and GPC Capital Corp. I;

•	are subordinated in right of payment to all existing and future senior debt of the Operating Company and GPC Capital Corp. I;

•	are pari passu in right of payment with any senior subordinated indebtedness of the Operating Company and GPC Capital Corp. I; and

•

are effectively subordinated to all secured debt of the Operating Company, the guarantors and GPC Capital Corp. I and structurally subordinated to the debt of any non-guarantor subsidiaries of the Operating Company.

Covenants

The indentures contain a number of significant covenants that, among other things, restrict our ability to dispose of assets, repay other indebtedness, incur additional indebtedness, pay dividends, prepay subordinated indebtedness, incur liens, make capital expenditures, investments or acquisitions, engage in mergers or consolidations, engage in certain types of transactions with affiliates and otherwise restrict our activities.

Optional Redemption

We may redeem both the senior notes and the senior subordinated notes, in whole or in part, at any time, subject to prepayment provisions.

Change of Control Offer

Upon the occurrence of a change of control, the holders of the notes can require us to repurchase some or all of their notes at 101% of their principal amount, plus accrued and unpaid interest, if any, to the repurchase date.

DESCRIPTION OF CAPITAL STOCK

The following discussion summarizes the material terms of the common stock to be issued in connection with the public offering contemplated by this prospectus. This discussion does not purport to be complete and is qualified in its entirety by reference to our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect as of the effective time of the IPO Reorganization and the applicable provisions of the Delaware General Corporation Law (the “DGCL”). The forms of our amended and restated certificate of incorporation and amended and restated bylaws have been filed as exhibits to the registration statement of which this prospectus forms a part. You can obtain copies of those documents by following the instructions under “Where You Can Find More Information.”

Our purpose will be to engage in any lawful act or activity for which corporations may now or hereafter be organized under the DGCL. Our amended and restated certificate of incorporation will authorize us to issue up to shares of common stock and              shares of preferred stock, par value $0.01 per share. No shares of preferred stock will be issued or outstanding immediately after the public offering contemplated by this prospectus.

Common Stock

The common stock will have the voting rights described below under “—Voting,” and the dividend rights described below under “—Dividends.” Holders of common stock will not have conversion or redemption rights or any preemptive rights to subscribe for any of our unissued securities. The rights, preferences and privileges of holders of common stock will be subject to the rights of the holders of any preferred shares which may be authorized and issued in the future.

Voting

Holders of common stock will each have one vote per share.

Our directors will be elected by the vote of a plurality of the common stock represented in person or by proxy at such meeting and entitled to vote on the election of directors. A majority of our outstanding common stock shall constitute a quorum.

Dividends

The DGCL permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by the board of directors. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets equals the fair value of the total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.

Declaration and payment of any dividend will be subject to the discretion of our board of directors. The time and amount of dividends will be dependent upon our financial condition, operations, cash requirements and availability, debt repayment obligations, capital expenditure needs and restrictions in our debt instruments, industry trends, the provisions of Delaware law affecting the payment of distributions to stockholders and other factors.

Stockholder Meetings

Under our amended and restated bylaws to be adopted in connection with the IPO Reorganization, annual stockholder meetings will be held at a time and place selected by our board of directors. Special meetings may only be called by the Chairman of our board of directors or by resolution of our board of directors.

Anti-Takeover Effects of Certain Provisions of our Certificate of Incorporation and Bylaws

Several provisions in the amended and restated certificate of incorporation and amended and restated bylaws to be adopted upon closing of the IPO Reorganization may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent (1) the merger or acquisition of our company by means of a tender offer, a proxy contest or otherwise, that a stockholder may consider in its best interest, and (2) the removal of incumbent officers and directors.

Authorized Preferred Stock and Common Stock

Our board of directors may issue preferred shares on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management. Moreover, our authorized but unissued shares of common stock are available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved shares of common stock could render more difficult or discourage an attempt to obtain control of our company by means of a proxy contest, tender offer, merger or otherwise.

Classified Board of Directors

Our amended and restated certificate of incorporation will provide for a board of directors serving staggered, three-year terms. Approximately one-third of our board of directors will be elected each year. This classified board of directors provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of our company. It could also delay stockholders who do not agree with the policies of our board of directors from removing a majority of the board of directors for two years.

Removal of Directors

Our amended and restated certificate of incorporation will provide that directors may be removed with cause upon the affirmative vote of holders of a majority of the shares of common stock entitled to vote generally in the election of directors.

No Cumulative Voting

The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless an entity’s certificate of incorporation provides otherwise. Our certificate of incorporation will prohibit cumulative voting.

Calling of Special Meetings of Stockholders

Our amended and restated bylaws will provide that special meetings of our stockholders may be called only by the chairman of the board of directors or by resolution of the board of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our amended and restated bylaws will provide that stockholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of stockholders must provide timely notice of their proposal in writing to the corporate secretary.

Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. Our amended and restated bylaws will also specify requirements as to the form and content of a stockholder’s notice. These provisions may impede stockholders’ ability to bring matters before an annual meeting of stockholders or make nominations for directors at an annual meeting of stockholders.

Business Combinations

Section 203 of the DGCL may, under certain circumstances, make it more difficult for a person who would be an “interested stockholder” (defined generally as a person with 15% or more of a corporation’s outstanding voting stock) to effect a “business combination” (defined generally as mergers, consolidations and certain other transactions, including sales, leases or other dispositions of assets with an aggregate market value equal to 10% or more of the aggregate market value of the corporation) with the corporation for a three-year period. Under Section 203, a corporation may under certain circumstances avoid the restrictions imposed by Section 203. We will be subject to Section 203 of the DGCL.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, our stockholders have the right to dissent from various corporate actions, including any merger or consolidation or sale of all or substantially all of our assets not made in the usual course of our business, and receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of common shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors and officers to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties. Our amended and restated certificate of incorporation will include a provision that eliminates the personal liability of directors for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by Delaware law.

Section 102(b)(7) of the DGCL provides that a corporation may eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (regarding, among other things, the payment of unlawful dividends) or (iv) for any transaction from which the director derived an improper personal benefit.

In addition, Section 145 of the DGCL provides that a Delaware corporation has the power to indemnify its officers and directors in certain circumstances. Our amended and restated certificate of incorporation will also provide that we must indemnify its directors and officers to the fullest extent authorized by law. We will also be expressly authorized to advance certain expenses to our directors and officers and carry directors’ and officers’ insurance providing indemnification for our directors and officers for some liabilities. We believe that these indemnification provisions and the directors’ and officers’ insurance are useful to attract and retain qualified directors and executive officers.

Section 145(a) of the DGCL empowers a corporation to indemnify any director, officer, employee or agent, or former director, officer, employee or agent, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of his service as a director, officer, employee or agent of the corporation, or his service, at the corporation’s request, as a director, officer, employee or agent of another corporation or enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding provided that such director or officer acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, provided that such director or officer had no reasonable cause to believe his conduct was unlawful.

Section 145(b) of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit provided that such director or officer acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such director or officer shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such director or officer is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation may discourage stockholders from bringing a lawsuit against its directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit our company and our stockholders. In addition, an investment in our common stock may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Listing

We intend to apply to have the common stock listed on the              under the symbol “    .”

Transfer Agent and Registrar

We will appoint              as the transfer agent and registrar for the common stock.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has not been a public market for our common stock, and we cannot predict what effect, if any, market sales of shares of common stock or the availability of shares of common stock for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of common stock, including shares issued upon the exercise of outstanding options, in the public market, or the perception that such sales could occur, could materially and adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate.

Upon the closing of this offering, we will have outstanding an aggregate of approximately shares of common stock (             shares of common stock if the underwriters exercise their option to purchase additional shares). In addition, options to purchase an aggregate of approximately              shares of our common stock will be outstanding as of the closing of this offering. Of these options,              will have vested at or prior to the closing of this offering and approximately              will vest over the next three to six years. Of the outstanding shares, the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our affiliates, as that term is defined under Rule 144 of the Securities Act, may be sold only in compliance with the limitations described below. The remaining outstanding shares of common stock will be deemed restricted securities, as defined under Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 under the Securities Act, which we summarize below.

The restricted shares and the shares held by our affiliates will be available for sale in the public market as follows:

•	shares will be eligible for sale at various times after the date of this prospectus pursuant to Rule 144; and

•	shares subject to the lock-up agreements will be eligible for sale at various times beginning 180 days after the date of this prospectus pursuant to Rule 144.

Rule 144

In general, under Rule 144 as in effect on the date of this prospectus, a person who is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned shares of our common stock for at least six months, would be entitled to sell an unlimited number of shares of our common stock provided current public information about us is available and, after owning such shares for at least one year, would be entitled to sell an unlimited number of shares of our common stock without restriction. Our affiliates who have beneficially owned shares of our common stock for at least six months are entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which was equal to approximately shares as of September 30, 2009; or

•	the average weekly trading volume of our common stock on the during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

•	Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Lock-Up Agreements

In connection with this offering, we, our executive officers and directors, Blackstone and other stockholders have agreed with the underwriters, subject to certain exceptions, not to sell, dispose of or hedge any of our common stock or securities convertible into or exchangeable for shares of common stock, during the period ending 180 days after the date of this prospectus, except with the prior written consent of the representatives of the underwriters.

The 180-day restricted period described in the preceding paragraph will be automatically extended if:

•	during the last 17 days of the 180-day restricted period we issue an earnings release or announces material news or a material event; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 15-day period following the last day of the 180-day period,

in which case the restrictions described in this paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event. See “Underwriting.”

Registration Rights

Pursuant to stockholders agreements, we have granted certain members of our management and other stockholders the right to cause us, in certain instances, at our expense, to file registration statements under the Securities Act covering resales of our common stock held by them. These shares will represent approximately     % of our outstanding common stock after this offering, or     % if the underwriters exercise their option to purchase additional shares in full. These shares also may be sold under Rule 144 under the Securities Act, depending on their holding period and subject to restrictions in the case of shares held by persons deemed to be our affiliates.

For a description of rights some holders of common stock have to require us to register the shares of common stock they own, see “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

MATERIAL UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSEQUENCES

TO NON-U.S. HOLDERS

The following is a summary of the material United States federal income and estate tax consequences to non-U.S. holders of the purchase, ownership and disposition of our common stock as of the date hereof. Except where noted, this summary deals only with common stock purchased in this offering that is held as a capital asset by a non-U.S. holder.

A “non-U.S. holder” means a beneficial owner of our common stock that is not, for United States federal income tax purposes, any of the following:

•	an individual citizen or resident of the United States;

•

a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	a partnership (including any entity or arrangement treated as a partnership for United States federal income tax purposes);

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary is based upon provisions of the Internal Revenue Code, applicable United States Treasury regulations, rulings and judicial decisions as of the date hereof. Those authorities are subject to different interpretations and may be changed, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state, local, alternative minimum or other tax considerations that may be relevant to non-U.S. holders in light of their particular circumstances. In addition, this summary does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws (including if you are a United States expatriate, financial institution, insurance company, tax-exempt organization, dealer in securities, broker, “controlled foreign corporation,” “passive foreign investment company,” a partnership or other pass-through entity for United States federal income tax purposes, persons who acquired our common stock as compensation or otherwise in connection with the performance of services, or persons who have acquired our common stock as part of a straddle, hedge, conversion transaction or other integrated investment). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

If a partnership (including any entity or arrangement treated as a partnership for United States federal income tax purposes) holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership and upon certain determinations made at the partner level. If you are a partner of a partnership holding our common stock, you should consult your tax advisors.

If you are considering the purchase of our common stock, you should consult your tax advisors concerning the particular United States federal income and estate tax consequences to you of the ownership and disposition of the common stock, as well as the consequences to you arising under the laws of any other applicable taxing jurisdiction, in light of your particular circumstances.

Dividends

We do not intend to pay any cash dividends on our common stock in the foreseeable future. See “Dividend Policy.” In the event that we pay dividends on our common stock, the dividends paid to a non-U.S. holder generally will be subject to withholding of United States federal income tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty, of the gross amount of the dividends paid. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a United States permanent establishment of the non-U.S. holder) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Internal Revenue Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder of our common stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to complete Internal Revenue Service Form W-8BEN (or other applicable form) and certify under penalty of perjury that such holder is not a United States person as defined under the Internal Revenue Code and is eligible for treaty benefits or (b) if our common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.

A non-U.S. holder of our common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the Internal Revenue Service.

Gain on Disposition of Common Stock

Any gain realized by a non-U.S. holder on the disposition of our common stock generally will not be subject to United States federal income tax unless:

•

the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. holder);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•

we are or have been a “United States real property holding corporation” for United States federal income tax purposes at any time during the shorter of the five-year period ending on the date of the disposition or the period that the non-U.S. holder held our common stock.

In the case of a non-U.S. holder described in the first bullet point immediately above, the gain will be subject to United States federal income tax a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Internal Revenue Code (unless an applicable income tax treaty provides otherwise), and a non-U.S. holder that is a foreign corporation may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty. In the case of an individual non-U.S. holder described in the second bullet point immediately above, except as otherwise provided by an applicable income tax treaty, the gain, which may be offset by United States source capital losses, will be subject to a flat 30% tax even though the individual is not considered a resident of the United States under the Internal Revenue Code.

We believe we are not and do not anticipate becoming a “United States real property holding corporation” for United States federal income tax purposes.

Federal Estate Tax

Our common stock that is owned (or treated as owned) by an individual who is not a citizen or resident of the United States (as specially defined for United States federal estate tax purposes) at the time of death will be included in such individual’s gross estate for United States federal estate tax purposes, unless an applicable estate or other tax treaty provides otherwise, and, therefore, may be subject to United States federal estate tax. Legislation enacted in the spring of 2001 provides for reductions in the U.S. federal estate tax through 2009 and the elimination of the estate tax entirely in 2010. Under this legislation, the U.S. federal estate tax would be fully reinstated, as in effect prior to the reductions, in 2011.

Information Reporting and Backup Withholding

We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty or agreement.

A non-U.S. holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Internal Revenue Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our common stock within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Internal Revenue Code), or such owner otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s United States federal income tax liability provided the required information is timely furnished to the Internal Revenue Service.

UNDERWRITING

     and      are acting as joint book-running managers for the offering and as representatives of the underwriters named below. We and the representatives have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter named below has severally agreed to purchase and we and the selling stockholders have agreed to sell the number of shares indicated in the following table.

Underwriter	Number of Shares

Total

The underwriters are committed to take and pay for all of the shares of common stock being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

If the underwriters sell more shares of common stock than the total number set forth in the table above, the underwriters have an option to buy up to an additional              shares from us. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase              additional shares.

	Paid by Us		Paid by Selling Stockholders
	No Exercise	Full Exercise
Per Share	$	$	$
Total	$	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $             per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We, our executive officers and directors, Blackstone and other stockholders each have agreed with the underwriters, not to dispose of or hedge any of our respective shares of common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives.

The 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period we issue an earnings release or announce material news or a material event; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 15-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

At our request, the underwriters are reserving up to              shares of common stock for sale at the initial public offering price to our directors, officers and employees and certain persons who are otherwise associated with us through a directed share program. The number of shares of common stock available for sale to the general public in the public offering will be reduced to the extent these persons purchase these reserved shares. Any shares not so purchased will be offered by the underwriters to the general public on the same basis as other shares offered hereby.

Prior to the offering, there has been no public market for the shares. Consequently, the initial public offering price has been negotiated among us and the representatives of the underwriters. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment by our management and the consideration of the above factors in relation to market valuation of companies in related businesses. We cannot assure you, however, that the price at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in the shares will develop and continue after this offering.

We intend to apply to list the common stock on the              under the symbol “            .”

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from the selling stockholders in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the     , in the over-the-counter market or otherwise.

We estimate that the total expenses of the offering, excluding underwriting discounts, will be approximately $            .

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

We and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory, investment banking, commercial banking and other services for us for which they received or will receive customary fees and expenses.

Furthermore, certain of the underwriters and their respective affiliates may, from time to time, enter into arms-length transactions with us in the ordinary course of their business.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d) in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a “relevant person”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

LEGAL MATTERS

The validity of our common stock offered hereby will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York. Certain legal matters relating to this offering will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP.

EXPERTS

The financial statements included in this prospectus, the related financial statement schedules included elsewhere in the registration statement and the effectiveness of Graham Packaging Holdings Company and its subsidiaries’ internal controls over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein and elsewhere in the registration statement (which reports (1) express an unqualified opinion on the financial statements and financial statement schedules and include an explanatory paragraph referring to the retrospective adjustment for discontinued operations and (2) express an unqualified opinion on the effectiveness of internal controls over financial reporting). Such financial statements and financial statement schedules have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the common stock offered in this prospectus. This prospectus is a part of the registration statement and does not contain all of the information set forth in the registration statement. For further information about us and our common stock, you should refer to the registration statement. This prospectus summarizes material provisions of contracts and other documents to which we refer you. Since the prospectus may not contain all of the information that you may find important, you should review the full text of these contracts and other documents. We have included or incorporated by reference copies of these documents as exhibits to our registration statement.

We file annual, quarterly and special reports and other information with the SEC. Graham Packaging Holdings Company’s filings with the SEC are available to the public on the SEC’s website at http://www.sec.gov. Those filings are also available to the public on, or accessible through, our corporate web site at http://www.grahampackaging.com. The information contained on or accessible through our corporate web site or any other web site that we may maintain is not part of this prospectus or the registration statement of which this prospectus is a part. You may also read and copy, at SEC prescribed rates, any document we file with the SEC, including the registration statement (and its exhibits) of which this prospectus is a part, at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington D.C. 20549. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room.

We also intend to provide our stockholders with annual reports containing financial statements audited by our independent auditors.

GPC CAPITAL CORP. II

Note: Upon completion of the IPO Reorganization, in which we will issue our common stock in exchange for all of the general and limited partnership interests of Graham Packaging Holdings Company, we will become the ultimate parent of the Graham Packaging Group. Prior to this offering, we have had no operations; our sole purpose has been to act as co-obligor and co-guarantor of previously outstanding debt of Graham Packaging Holdings Company. We have had only nominal assets, do not conduct any operations and did not receive any proceeds from co-issuing the senior discount notes. GPC Capital Corp. II is wholly-owned by Graham Packaging Holdings Company and our results have been included in the consolidated financial statements of Graham Packaging Holdings Company for all periods presented.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners

Graham Packaging Holdings Company

We have audited the accompanying consolidated balance sheets of Graham Packaging Holdings Company and subsidiaries (the “Company”) as of December 31, 2008 and 2007, and the related consolidated statements of operations, partners’ capital (deficit), and cash flows for each of the three years in the period ended December 31, 2008. Our audits also included financial statement schedules I and II listed in the index at Item 16(b). These financial statements and financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 10, 2009 expressed an unqualified opinion on the Company’s internal control over financial reporting.

As discussed in Note 25 to the consolidated financial statements, the accompanying consolidated financial statements have been retrospectively adjusted for discontinued operations.

/s/    Deloitte & Touche LLP

Philadelphia, Pennsylvania

March 10, 2009

(November 2, 2009, as to Note 23, Pending Transaction, Note 24, Loss Per Unit and Note 25, Subsequent Events)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners

Graham Packaging Holdings Company

We have audited the internal control over financial reporting of Graham Packaging Holdings Company and subsidiaries (the “Company”) as of December 31, 2008, based on criteria established in Internal Control— Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedules as of and for the year ended December 31, 2008, of the Company and our report dated March 10, 2009 (November 2, 2009, as to Note 23, Pending Transaction, Note 24, Loss per Unit and Note 25, Subsequent Events) expressed an unqualified opinion on those financial statements and financial statement schedules.

/s/    Deloitte & Touche LLP

Philadelphia, Pennsylvania

March 10, 2009

GRAHAM PACKAGING HOLDINGS COMPANY

CONSOLIDATED BALANCE SHEETS

(In thousands)

	December 31,
	2008	2007
ASSETS
Current assets:
Cash and cash equivalents	$43,879	$18,314
Accounts receivable, net	233,734	247,953
Inventories	224,361	266,184
Deferred income taxes	2,829	7,520
Prepaid expenses and other current assets	57,248	40,698

Total current assets	562,051	580,669
Property, plant and equipment	1,921,257	2,181,384
Less accumulated depreciation and amortization	860,663	938,966

Property, plant and equipment, net	1,060,594	1,242,418
Intangible assets, net	46,258	52,852
Goodwill	293,360	306,719
Other non-current assets	44,587	51,175

Total assets	$2,006,850	$2,233,833

LIABILITIES AND PARTNERS’ CAPITAL (DEFICIT)
Current liabilities:
Current portion of long-term debt	$56,899	$45,695
Accounts payable	100,778	166,573
Accrued expenses and other current liabilities	192,207	184,559
Deferred revenue	34,646	25,024

Total current liabilities	384,530	421,851
Long-term debt	2,442,339	2,488,637
Deferred income taxes	19,669	25,778
Other non-current liabilities	119,637	84,964
Commitments and contingent liabilities (see Notes 19 and 20)
Partners’ capital (deficit):
General partners	(44,372)	(41,508)
Limited partners	(848,307)	(796,694)
Notes and interest receivable for ownership interests	(2,060)	(1,939)
Accumulated other comprehensive income	(64,586)	52,744

Total partners’ capital (deficit)	(959,325)	(787,397)

Total liabilities and partners’ capital (deficit)	$2,006,850	$2,233,833

See accompanying notes to consolidated financial statements.

GRAHAM PACKAGING HOLDINGS COMPANY

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except unit and per unit data)

	Year Ended December 31,
	2008	2007	2006
Net sales	$2,558,954	$2,470,885	$2,500,368
Cost of goods sold	2,182,767	2,128,735	2,211,659

Gross profit	376,187	342,150	288,709

Selling, general and administrative expenses	127,508	136,192	131,278
Asset impairment charges	96,064	157,692	25,861
Net loss on disposal of property, plant and equipment	6,834	19,459	14,269

Operating income	145,781	28,807	117,301

Interest expense	180,042	210,361	207,347
Interest income	(804)	(859)	(552)
Other expense, net	404	2,004	2,195

Loss before income taxes	(33,861)	(182,699)	(91,689)
Income tax provision	12,910	19,698	27,566

Loss from continuing operations	(46,771)	(202,397)	(119,255)
Loss from discontinued operations	(10,506)	(3,655)	(1,121)

Net loss	$(57,277)	$(206,052)	$(120,376)

Net loss allocated to general partners	$(2,864)	$(10,303)	$(6,019)
Net loss allocated to limited partners	$(54,413)	$(195,749)	$(114,357)

Basic and diluted loss from continuing operations per unit	$(3,496.17)	$(15,124.05)	$(8,913.84)
Basic and diluted loss from discontinued operations per unit	$(785.31)	$(273.15)	$(83.84)
Basic and diluted net loss per unit	$(4,281.48)	$(15,397.20)	$(8,997.67)

Weighted average basic and diluted partnership units outstanding	13,377.859	13,382.447	13,378.607

See accompanying notes to consolidated financial statements.

GRAHAM PACKAGING HOLDINGS COMPANY

CONSOLIDATED STATEMENTS OF PARTNERS’ CAPITAL (DEFICIT)

(In thousands)

	General Partners	Limited Partners	Notes and Interest Receivable for Ownership Interests	Accumulated Other Comprehensive Income (Loss)	Total
Consolidated balance at January 1, 2006	$(24,946)	$(478,513)	$(3,102)	$12,851	$(493,710)

Net loss for the year	(6,019)	(114,357)	—	—	(120,376)
Changes in fair value of derivatives (net of tax of $0)	—	—	—	(3,648)	(3,648)
Minimum pension liability adjustment prior to adoption of SFAS 158 (as defined in Note 1) (net of a tax provision of $273), pension and post-retirement benefit plans	—	—	—	1,837	1,837
Cumulative translation adjustment (net of tax of $0)	—	—	—	23,197	23,197

Comprehensive loss					(98,990)
Adjustment to initially apply SFAS158 (net of a tax benefit of $239), pension and post-retirement benefit plans	—	—	—	(2,585)	(2,585)
Stock compensation expense	—	187	—	—	187
Interest on notes receivable for ownership interests	—	—	(193)	—	(193)
Purchase of partnership units	—	(2,762)	—	—	(2,762)
Exercise of options	—	297	—	—	297

Consolidated balance at December 31, 2006	(30,965)	(595,148)	(3,295)	31,652	(597,756)

Net loss for the year	(10,303)	(195,749)	—	—	(206,052)
Changes in fair value of derivatives (net of tax of $0)	—	—	—	(11,572)	(11,572)
Pension and post-retirement benefit plans (net of a tax provision of $363)	—	—	—	(3,670)	(3,670)
Cumulative translation adjustment (net of a tax provision of $1,212)	—	—	—	36,334	36,334

Comprehensive loss					(184,960)
Stock compensation expense	—	608	—	—	608
Interest on notes receivable for ownership interests	—	—	(114)	—	(114)
Purchase of partnership units	—	(1,470)	—	—	(1,470)
Repayment of notes and interest	—	—	1,470	—	1,470
Amounts recognized upon implementation of FIN 48 (as defined in Note 18)	(240)	(4,557)	—	—	(4,797)
Purchase of partnership units	—	(378)	—	—	(378)

Consolidated balance at December 31, 2007	(41,508)	(796,694)	(1,939)	52,744	(787,397)

Net loss for the year	(2,864)	(54,413)	—	—	(57,277)
Changes in fair value of derivatives (net of tax of $0)	—	—	—	(22,361)	(22,361)
Pension and post-retirement benefit plans (net of a tax benefit of $342)	—	—	—	(29,028)	(29,028)
Cumulative translation adjustment (net of a tax benefit of $985)	—	—	—	(65,941)	(65,941)

Comprehensive loss					(174,607)
Stock compensation expense	—	2,560	—	—	2,560
Interest on notes receivable for ownership interests	—	—	(121)	—	(121)
Exercise of options	—	240	—	—	240

Consolidated balance at December 31, 2008	$(44,372)	$(848,307)	$(2,060)	$(64,586)	$(959,325)

See accompanying notes to consolidated financial statements.

GRAHAM PACKAGING HOLDINGS COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,
	2008	2007	2006
Operating activities:
Net loss	$(57,277)	$(206,052)	$(120,376)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	177,265	203,047	205,518
Amortization of debt issuance fees	10,343	14,916	12,490
Net loss on disposal of property, plant and equipment	6,834	19,461	13,851
Pension expense	2,625	3,014	9,408
Asset impairment charges	103,922	157,853	25,875
Stock compensation expense	2,560	608	187
Foreign currency transaction (gain) loss	(1,621)	569	411
Interest receivable for ownership interests	(121)	(114)	(193)
Changes in operating assets and liabilities, net of acquisitions of businesses:
Accounts receivable	1,651	626	14,819
Inventories	30,674	(22,793)	50,931
Prepaid expenses and other current assets	(7,796)	23,324	(12,535)
Other non-current assets	(8,699)	(5,179)	4,441
Accounts payable and accrued expenses	(40,221)	(13,458)	48,297
Pension contributions	(7,991)	(7,891)	(10,684)
Other non-current liabilities	(947)	6,299	20,511

Net cash provided by operating activities	211,201	174,230	262,951

Investing activities:
Cash paid for property, plant and equipment	(148,576)	(153,385)	(190,539)
Proceeds from sale of property, plant and equipment	4,156	4,278	19,605
Acquisitions of/investments in businesses, net of cash acquired	—	—	(1,426)

Net cash used in investing activities	(144,420)	(149,107)	(172,360)

Financing activities:
Proceeds from issuance of long-term debt	328,182	667,461	809,828
Payment of long-term debt	(362,024)	(683,040)	(913,722)
Proceeds from issuance of partnership units	240	—	297
Purchase of partnership units	—	(3,140)	—
Debt issuance fees	—	(4,500)	(1,000)

Net cash used in financing activities	(33,602)	(23,219)	(104,597)

Effect of exchange rate changes on cash and cash equivalents	(7,614)	3,083	649

Increase (decrease) in cash and cash equivalents	25,565	4,987	(13,357)
Cash and cash equivalents at beginning of year	18,314	13,327	26,684

Cash and cash equivalents at end of year	$43,879	$18,314	$13,327

Supplemental disclosures
Cash paid for interest, net of amounts capitalized	$169,035	$198,447	$179,673
Cash paid for income taxes (net of refunds)	$9,269	$18,299	$18,646
Non-cash investing activities:
Capital leases	$403	$2,324	$11,939
Accruals for purchases of property, plant and equipment	$13,806	$19,595	$35,032
Accruals for purchases of partnership units from severed executives	$—	$—	$2,762

See accompanying notes to consolidated financial statements.

GRAHAM PACKAGING HOLDINGS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2008

1. Significant Accounting Policies

Description of Business

The Company focuses on the manufacture and sale of value-added plastic packaging products principally to large, multinational companies in the food and beverage, household, automotive lubricants and personal care/specialty product categories. The Company has manufacturing facilities in Argentina, Belgium, Brazil, Canada, Finland, France, Mexico, the Netherlands, Poland, Spain, Turkey, the United Kingdom, the United States and Venezuela.

Principles of Consolidation

The consolidated financial statements include the operations of Graham Packaging Holdings Company (“Holdings”), a Pennsylvania limited partnership formerly known as Graham Packaging Company; Graham Packaging Company, L.P., a Delaware limited partnership formerly known as Graham Packaging Holdings I, L.P. (the “Operating Company”); and subsidiaries thereof. In addition, the consolidated financial statements of the Company include GPC Capital Corp. I (“CapCo I”), a wholly-owned subsidiary of the Operating Company, and GPC Capital Corp. II (“CapCo II”), a wholly-owned subsidiary of Holdings. The purpose of CapCo I is solely to act as co-obligor with the Operating Company under the senior notes and Senior Subordinated Notes (as defined herein) and as co-borrower with the Operating Company under the Credit Agreement (as defined herein). CapCo II currently has no obligations under any of the Company’s outstanding indebtedness. CapCo I and CapCo II have only nominal assets and do not conduct any independent operations. These entities and assets are referred to collectively as Graham Packaging Holdings Company (the “Company”). All significant intercompany accounts and transactions have been eliminated in the consolidated financial statements.

Holdings has no assets, liabilities or operations other than its direct and indirect investments in the Operating Company and its ownership of CapCo II. Holdings has fully and unconditionally guaranteed the senior notes and Senior Subordinated Notes of the Operating Company and CapCo I.

Revenue Recognition

The Company recognizes revenue on product sales in the period when the sales process is complete. This generally occurs when products are shipped to the customer in accordance with terms of an agreement of sale, under which title and risk of loss have been transferred, collectability is reasonably assured and pricing is fixed or determinable. For a small percentage of sales where title and risk of loss pass at point of delivery, the Company recognizes revenue upon delivery to the customer, assuming all other criteria for revenue recognition are met. Sales are recorded net of discounts, allowances and returns. Sales allowances are recorded as a reduction to sales in accordance with Emerging Issues Task Force (“EITF”) 01-9, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products).” The Company maintains a sales return allowance to reduce sales for estimated future product returns.

Shipping and Handling Costs

Shipping and handling costs are included as a component of cost of goods sold in the Consolidated Statements of Operations.

Research and Development Costs

The Company expenses costs to research, design and develop new packaging products and technologies as incurred. Such costs, net of any reimbursement from customers, were $9.6 million, $11.6 million and $16.5 million for the years ended December 31, 2008, 2007 and 2006, respectively.

GRAHAM PACKAGING HOLDINGS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2008

Cash and Cash Equivalents

The Company considers cash and investments with an initial maturity of three months or less when purchased to be cash and cash equivalents. Outstanding checks of $8.4 million and $23.4 million as of December 31, 2008 and 2007, respectively, are included in accounts payable on the Consolidated Balance Sheets.

Accounts Receivable

The Company maintains allowances for estimated losses resulting from the inability of specific customers to meet their financial obligations to the Company. A specific reserve for doubtful receivables is recorded against the amount due from these customers. For all other customers, the Company recognizes reserves for doubtful receivables based on the length of time specific receivables are past due based on past experience.

Inventories

Inventories include material, labor and overhead and are stated at the lower of cost or market with cost determined by the first-in, first-out (“FIFO”) method. Provisions for potentially obsolete or slow-moving inventory are made based on management’s analysis of inventory levels, historical usage and market conditions. See Note 4.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. The Company capitalizes significant improvements, and charges repairs and maintenance costs that do not extend the lives of the assets to expense as incurred. The Company accounts for its molds in accordance with EITF 99-5, “Accounting for Pre-Production Costs Related to Long-Term Supply Arrangements.” All molds, whether owned by the Company or its customers, are included in property, plant and equipment in the Consolidated Balance Sheets. Interest costs are capitalized during the period of construction of capital assets as a component of the cost of acquiring these assets. Depreciation and amortization are computed by the straight-line method over the estimated useful lives of the various assets ranging from 3 to 31.5 years. Depreciation and amortization are included in cost of goods sold and selling, general and administrative expenses on the Consolidated Statements of Operations. The Company removes the cost and accumulated depreciation of assets sold or otherwise disposed of from the accounts and recognizes any resulting gain or loss upon the disposition of the assets.

Conditional Asset Retirement Obligations

The Company accounts for obligations associated with the retirement of its tangible long-lived assets in accordance with Statement of Financial Accounting Standards (“SFAS”) 143, “Accounting for Asset Retirement Obligations,” and Financial Accounting Standards Board (“FASB”) Interpretation No. (“FIN”) 47, “Accounting for Conditional Asset Retirement Obligations.” The Company recognizes a liability for a conditional asset retirement obligation when incurred if the liability can be reasonably estimated. A conditional asset retirement obligation is a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the Company. The Company records corresponding amounts for the asset retirement obligations as increases in the carrying amounts of the related long-lived assets, which are then depreciated over the useful lives of such long-lived assets. The net present value of these obligations was $10.3 million and $9.9 million as of December 31, 2008 and 2007, respectively.

GRAHAM PACKAGING HOLDINGS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2008

Goodwill and Intangible Assets

The Company accounts for purchased goodwill in accordance with SFAS 142, “Goodwill and Other Intangible Assets.” Under SFAS 142, goodwill is not amortized, but rather is tested for impairment at least annually.

Intangible assets, other than goodwill, with definite lives are amortized over their estimated useful lives. Intangible assets consist of patented technology, customer relationships, licensing agreements and non-compete agreements. The Company amortizes these intangibles using the straight-line method over the estimated useful lives of the assets ranging from 1 to 19 years. The Company periodically evaluates the reasonableness of the estimated useful lives of these intangible assets. See Note 6.

In order to test goodwill for impairment under SFAS 142, a determination of the fair value of the Company’s reporting units is required and is based upon, among other things, estimates of future operating performance. Changes in market conditions, among other factors, may have an impact on these estimates. The Company performs its required annual impairment tests in the fourth quarter of each fiscal year. See Notes 7, 8 and 21.

Other Non-Current Assets

Other non-current assets primarily include debt issuance fees and deferred income tax assets. Debt issuance fees totaled $33.9 million and $44.3 million as of December 31, 2008 and 2007, respectively. Debt issuance fees are net of accumulated amortization of $41.5 million and $31.2 million as of December 31, 2008 and 2007, respectively. Amortization is computed by the effective interest method over the term of the related debt.

Impairment of Long-Lived Assets and Intangible Assets

Long-lived assets and amortizable intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” The Company generally uses a probability-weighted estimate of the future undiscounted cash flows of the related asset or asset grouping over the remaining life in measuring whether the assets are recoverable. Any impairment loss, if indicated, is measured on the amount by which the carrying amount of the asset exceeds the estimated fair value of the asset. When fair values are not available, the Company generally estimates fair value using probability-weighted expected future cash flows discounted at a risk-adjusted rate. See Note 8.

Derivatives

The Company accounts for derivatives under SFAS 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities—An Amendment of FASB Statement No. 133.” These standards establish accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. SFAS 133 defines requirements for designation and documentation of hedging relationships as well as ongoing effectiveness assessments in order to use hedge accounting. All derivatives, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value. The fair value of the derivatives is determined from sources independent of the Company, including the financial institutions which are party to the derivative instruments. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and the hedged item will be recognized in earnings. If the derivative is

GRAHAM PACKAGING HOLDINGS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2008

designated as a cash flow hedge, the effective portion of the change in the fair value of the derivative will be recorded in other comprehensive income (loss) and will be recognized in the income statement when the hedged item affects earnings.

In the past, the Company had entered into interest rate swap and collar agreements, foreign currency exchange contracts and natural gas swap agreements. These derivative contracts had been accounted for as cash flow hedges.

Benefit Plans

The Company has several defined benefit plans, under which participants earn a retirement benefit based upon a formula set forth in the plan. Accounting for defined benefit pension plans, and any curtailments thereof, requires various assumptions, including, but not limited to, discount rates, expected rates of return on plan assets and future compensation growth rates. The Company evaluates these assumptions at least once each year, or as facts and circumstances dictate, and makes changes as conditions warrant. Changes to these assumptions will increase or decrease the Company’s reported income, which will result in changes to the recorded benefit plan assets and liabilities.

Deferred Revenue

The Company is often reimbursed for costs incurred to design and develop customer molds under long-term supply arrangements. The Company records these reimbursements as deferred revenue and recognizes the related revenue on a straight-line basis over the shorter of the useful life of the related mold or the term of the long-term supply arrangement. Absent a long-term supply arrangement, the Company recognizes revenue over the useful life of the related mold. Current and non-current deferred revenue were $34.6 million and $25.3 million, respectively, for the year ended December 31, 2008, and $25.0 million and $24.6 million, respectively, for the year ended December 31, 2007.

Foreign Currency Translation

The Company uses the local currency as the functional currency for all foreign operations, except as noted below. All assets and liabilities of such foreign operations are translated into U.S. dollars at year-end exchange rates. Income statement items are translated at average exchange rates prevailing during the year. The resulting translation adjustments are included in accumulated other comprehensive income as a component of partners’ capital (deficit). Exchange gains and losses arising from transactions denominated in foreign currencies other than the functional currency of the entity entering into the transactions are included in current operations. For operations in highly inflationary economies, the Company remeasures such entities’ financial statements as if the functional currency was the U.S. dollar.

Comprehensive Income (Loss)

The Company follows SFAS 130, “Reporting Comprehensive Income,” which requires the classification of items of other comprehensive income (loss) by their nature, and the disclosure of the accumulated balance of other comprehensive income (loss) separately within the equity section of the consolidated balance sheet. Comprehensive income (loss) is comprised of net loss and other comprehensive income (loss), which includes certain changes in equity that are excluded from net loss. Changes in fair value of derivatives designated and accounted for as cash flow hedges, amortization of prior service costs and unrealized actuarial losses included in

GRAHAM PACKAGING HOLDINGS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2008

net periodic benefit costs for pension and post-retirement plans and foreign currency translation adjustments are included in other comprehensive income (loss) and added to net loss to determine total comprehensive income (loss), which is displayed in the Consolidated Statements of Partners’ Capital (Deficit). Prior to the adoption of SFAS 158, “Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans—An Amendment of FASB Statements No. 87, 88, 106, and 132(R),” as of December 31, 2006, a minimum pension liability adjustment was required when the actuarial present value of accumulated pension plan benefits exceeded plan assets and accrued pension liabilities, less allowable intangible assets. A minimum pension liability adjustment, net of income taxes, was recorded as a component of other comprehensive income (loss). Subsequent to the adoption of SFAS 158, changes to the balances of the unrecognized prior service cost and the unrecognized net actuarial loss, net of income taxes, are recorded as a component of other comprehensive income (loss).

Income Taxes

Holdings and the Operating Company, as limited partnerships, do not pay U.S. federal income taxes under the provisions of the Internal Revenue Code, as the applicable income or loss is included in the tax returns of its partners. However, certain U.S. subsidiaries acquired as part of the acquisition of the blow molded plastic container business of Owens-Illinois, Inc. (“O-I Plastic”) are corporations and are subject to U.S. federal and state income taxes. The Company’s foreign operations are subject to tax in their local jurisdictions. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to reverse. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

Option Plans

The Company adopted SFAS 123(R), “Share-Based Payment,” on January 1, 2006, using the prospective method. In accordance with SFAS 123(R), the Company applied this statement prospectively to awards issued, modified, repurchased or cancelled after January 1, 2006. Under SFAS 123(R), actual tax benefits, if any, recognized in excess of tax benefits previously established upon grant are reported as a financing cash inflow. Prior to adoption, such excess tax benefits, if any, were reported as an operating cash inflow.

The Company continued to account for equity-based compensation to employees for awards outstanding as of January 1, 2006, using the intrinsic value method prescribed in Accounting Principles Board Opinion (“APB”) 25, “Accounting for Stock Issued to Employees.” The exercise prices of all unit options were equal to or greater than the fair value of the units on the dates of the grants and, accordingly, no compensation cost has been recognized under the provisions of APB 25. SFAS 123, “Accounting for Stock-Based Compensation,” established accounting and disclosure requirements using a fair value based method of accounting for equity-based employee compensation plans. Under SFAS 123, compensation cost is measured at the grant date based on the value of the award and is recognized over the service (or vesting) period.

Postemployment Benefits

The Company maintains deferred compensation plans for the Company’s current and former Chief Executive Officers, which provide them with postemployment benefits. Accrued postemployment benefits of $4.9 million and $3.0 million as of December 31, 2008 and 2007, respectively, were included in other non-current liabilities.

GRAHAM PACKAGING HOLDINGS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2008

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Recently Issued Accounting Pronouncements

In September 2006, the FASB issued SFAS 157, “Fair Value Measurements.” This statement establishes a single authoritative definition of fair value, sets out a framework to classify the source of information used in fair value measurements, identifies additional factors that must be disclosed about assets and liabilities measured at fair value based on their placement in the new framework and modifies the long-standing accounting presumption that the transaction price of an asset or liability equals its initial fair value. In February 2008, the FASB delayed the effective date for certain non-financial assets and liabilities until January 1, 2009. The Company adopted SFAS 157 effective January 1, 2008, for financial assets and liabilities (See Note 11 for further discussion). The Company adopted SFAS 157 for certain non-financial assets and liabilities effective January 1, 2009, and the adoption had no impact on its financial statements as it relates to these assets and liabilities.

In December 2007, the FASB issued SFAS 141 (Revised 2007) (“SFAS 141(R)”), “Business Combinations.” SFAS 141(R) establishes principles and requirements for the reporting entity in a business combination, including recognition and measurement in the financial statements of the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree. This statement also establishes disclosure requirements to enable financial statement users to evaluate the nature and financial effects of the business combination. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first fiscal year beginning after December 15, 2008. SFAS 141(R) also applies to prospective changes in acquired tax assets and liabilities recognized as part of the Company’s previous acquisitions, by requiring such changes to be recorded as a component of the income tax provision. The Company expects SFAS 141(R) will have an impact on accounting for future business combinations and on prospective changes, if any, of previously acquired tax assets and liabilities.

In December 2007, the FASB issued SFAS 160, “Noncontrolling Interests in Consolidated Financial Statements—Amendment of ARB No. 51.” SFAS 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, changes in a parent’s ownership of a noncontrolling interest, calculation and disclosure of the consolidated net income attributable to the parent and the noncontrolling interest, changes in a parent’s ownership interest while the parent retains its controlling financial interest and fair value measurement of any retained noncontrolling equity investment. The Company adopted SFAS 160 effective January 1, 2009, and the adoption had no impact on its financial statements.

In March 2008, the FASB issued SFAS 161, “Disclosures about Derivative Instruments and Hedging Activities.” The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance and cash flows. It requires disclosure of the fair values of derivative instruments and their gains and losses in a tabular format. It also provides more information about an entity’s liquidity by requiring disclosure of derivative features that are credit risk-related, and requires cross-referencing within footnotes to enable financial statement users to locate important information about derivative instruments. The Company adopted SFAS 161 effective January 1, 2009, and will begin to make the required disclosures beginning with the filing of the Company’s Quarterly Report on Form 10-Q for the period ending March 31, 2009.

GRAHAM PACKAGING HOLDINGS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2008

In May 2008, the FASB issued SFAS 162, “The Hierarchy of Generally Accepted Accounting Principles.” This statement identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. This statement, which became effective on November 15, 2008, did not have any impact on the Company’s financial statements.

In April 2008, the FASB issued Staff Position FAS 142-3 (“FSP 142-3”), “Determination of the Useful Life of Intangible Assets.” FSP 142-3 amends the factors an entity should consider in developing renewal or extension assumptions used in determining the useful life of recognized intangible assets under SFAS 142, “Goodwill and Other Intangible Assets.” FSP 142-3 affects entities with recognized intangible assets and is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The new guidance applies prospectively to (1) intangible assets that are acquired individually or with a group of other assets and (2) both intangible assets acquired in business combinations and asset acquisitions, after the effective date. The Company adopted FSP 142-3 effective January 1, 2009, and the adoption did not have a significant impact on its financial statements.

In December 2008, the FASB issued Staff Position FAS 132(R)-1 (“FSP 132(R)-1”), “Employers’ Disclosures about Postretirement Benefit Plan Assets,” which requires enhanced disclosures of the plan assets of an employer’s defined benefit pension or other postretirement benefit plans. The disclosures required under FSP 132(R)-1 will include information regarding the investment allocation decisions made for plan assets, the fair value of each major category of plan assets disclosed separately for pension plans and other postretirement benefit plans and the inputs and valuation techniques used to measure the fair value of plan assets that would be similar to the disclosures about fair value measurements required by SFAS 157. The disclosures in FSP 132(R)-1 are effective for fiscal years ending after December 15, 2009. The Company is currently evaluating the impact that the adoption of FSP132(R)-1 may have on its financial statements.

2. Accounts Receivable, Net

Accounts receivable, net are presented net of an allowance for doubtful accounts of $6.5 million and $5.7 million at December 31, 2008 and 2007, respectively. Management performs ongoing credit evaluations of its customers and generally does not require collateral.

3. Concentration of Credit Risk

For the years ended December 31, 2008, 2007 and 2006, 73.3%, 71.6% and 72.6% of the Company’s net sales, respectively, were generated by its top twenty customers. The Company’s sales to PepsiCo, our largest customer, were 13.1%, 13.9% and 17.0% of total sales for the years ended December 31, 2008, 2007 and 2006, respectively. All of these sales were made in North America. Additionally, the Company’s sales to Danone were 10.3% of total sales for the year ended December 31, 2008.

The Company had $141.8 million and $148.5 million of accounts receivable from its top twenty customers as of December 31, 2008 and 2007, respectively. The Company had $16.9 million and $24.3 million of accounts receivable from PepsiCo as of December 31, 2008 and 2007, respectively. The Company had $28.9 million of accounts receivable from Danone as of December 31, 2008.

GRAHAM PACKAGING HOLDINGS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2008

4. Inventories

Inventories, stated at the lower of cost or market, consisted of the following:

	December 31,
	2008	2007
	(In thousands)
Finished goods	$144,394	$188,236
Raw materials	79,967	77,948

Total	$224,361	$266,184

5. Property, Plant and Equipment

A summary of gross property, plant and equipment at December 31 is presented in the following table:

	Expected Useful Lives (in years)	2008	2007
		(In thousands)
Land		$39,424	$45,560
Buildings and improvements	7-31.5	225,467	239,914
Machinery and equipment	3-15	1,314,791	1,495,036
Molds and tooling	5	273,312	309,461
Construction in progress		68,263	91,413

		$1,921,257	$2,181,384

Depreciation expense, including depreciation expense on assets recorded under capital leases, for the years ended December 31, 2008, 2007 and 2006 was $169.9 million, $193.2 million and $194.1 million, respectively.

Capital leases included in buildings and improvements were $2.3 million and $2.3 million at December 31, 2008 and 2007, respectively. Capital leases included in machinery and equipment were $52.3 million and $52.1 million at December 31, 2008 and 2007, respectively. Accumulated depreciation on property, plant and equipment accounted for as capital leases is included with accumulated depreciation on owned assets on the Consolidated Balance Sheets.

The Company capitalizes interest on borrowings during the active construction period of major capital projects. Capitalized interest is added to the cost of the underlying assets and is amortized over the useful lives of assets. Interest capitalized for the years ended December 31, 2008, 2007 and 2006, was $3.9 million, $5.7 million and $9.5 million, respectively.

The Company closed its plant located in Edison, New Jersey in the first half of 2008. The land and buildings at this location, having a carrying value of $6.6 million, are deemed to be held for sale, and as such have been reclassified from property, plant and equipment to prepaid expenses and other current assets on the Consolidated Balance Sheet as of December 31, 2008.

GRAHAM PACKAGING HOLDINGS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2008

6. Intangible Assets, Net

The gross carrying amount and accumulated amortization of the Company’s intangible assets subject to amortization as of December 31, 2008, were as follows:

	Gross Carrying Amount	Accumulated Amortization	Net	Weighted Average Amortization Period
		(In thousands)
Patented technology	$23,018	$(5,869)	$17,149	10 years
Customer relationships	33,340	(4,507)	28,833	16 years
Licensing agreement	601	(550)	51	1 year
Non-compete agreement	1,500	(1,275)	225	5 years

Total	$58,459	$(12,201)	$46,258

The gross carrying amount and accumulated amortization of the Company’s intangible assets subject to amortization as of December 31, 2007, were as follows:

	Gross Carrying Amount	Accumulated Amortization	Net	Weighted Average Amortization Period
		(In thousands)
Patented technology	$24,421	$(5,646)	$18,775	11 years
Customer relationships	36,288	(3,342)	32,946	18 years
Licensing agreements	601	—	601	1 year
Non-compete agreements	1,543	(1,013)	530	5 years

Total	$62,853	$(10,001)	$52,852

Amortization expense for the years ended December 31, 2008, 2007 and 2006 was $5.7 million, $7.6 million and $7.7 million, respectively. The estimated aggregate amortization expense for each of the next five years ending December 31 is as follows (in thousands):

2009	$4,900
2010	4,600
2011	4,500
2012	4,500
2013	4,300

GRAHAM PACKAGING HOLDINGS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2008

7. Goodwill

The changes in the carrying amount of goodwill were as follows:

	North America Segment	Europe Segment	South America Segment	Total
	(In thousands)
Balance at January 1, 2007	$284,840	$15,827	$2,727	$303,394
Foreign currency translation adjustments	(110)	2,780	188	2,858
Impairment	—	—	(1,100)	(1,100)
Other adjustments*	1,565	—	2	1,567

Balance at December 31, 2007	286,295	18,607	1,817	306,719
Foreign currency translation adjustments	(8,796)	(2,781)	(373)	(11,950)
Impairment	—	—	(1,409)	(1,409)

Balance at December 31, 2008	$277,499	$15,826	$35	$293,360

*	Settlement of tax audit of purchase price allocation and tax adjustment related to opening balance of pension liability.

8. Asset Impairment Charges

The components of asset impairment charges in the Consolidated Statements of Operations for the years ended December 31 are reflected in the table below and are described in the paragraphs following the table:

	Year ended December 31,
	2008	2007	2006
	(In thousands)
Property, plant and equipment	$101,019	$135,660	$14,136
Intangible assets	1,494	21,093	—
Goodwill	1,409	1,100	11,739

	$103,922	$157,853	$25,875

Property, Plant and Equipment

During 2008, the Company evaluated the recoverability of its long-lived tangible assets in light of several trends in some of the markets it serves. Among other factors, the Company considered the following in its evaluation:

•	the deteriorating economic conditions in general;

•	the expected decrease in volume of a major food and beverage customer;

•	a continuing reduction in the automotive quart/liter container business as the Company’s customers convert to multi-quart/liter containers;

•

the introduction by the Company, and the Company’s competitors, of newer production technology in the food and beverage sector which is improving productivity, causing certain of the Company’s older machinery and equipment to become obsolete;

•	the projected losses in a high-cost facility in France; and

•	the loss of business of a large automotive lubricants customer.

GRAHAM PACKAGING HOLDINGS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2008

The impaired assets consisted of machinery and equipment, including support assets, for the production lines, as well as land and buildings. The Company determined the fair value of the production lines and support assets using probability-weighted discounted cash flows and determined the fair value of land and buildings using current market information.

During 2007, the Company evaluated the recoverability of its long-lived tangible assets in light of several trends in some of the markets it serves. Among other factors, the Company considered the following in its evaluation:

•	a steady conversion to concentrate containers in the liquid laundry detergent market which has decreased sales;

•	an ongoing reduction in the automotive quart/liter container business as the Company’s customers convert to multi-quart/liter containers;

•

introduction by the Company, and its competitors, of newer production technology in the food and beverage sector which has improved productivity, causing certain of the Company’s older machinery and equipment to become obsolete; and

•	the loss of the European portion of a customer’s business.

The impairment of property, plant and equipment in 2006 was primarily a result of a significant decrease in revenue in several European plants, the discontinuation of preform manufacturing in Europe and the loss of a major customer in South America.

The impairment of property, plant and equipment was recorded in the following operating segments:

	Year ended December 31,
	2008	2007	2006
	(In thousands)
North America	$85,367	$116,807	$2,942
Europe	11,392	18,310	9,281
South America	4,260	543	1,913

	$101,019	$135,660	$14,136

Intangible Assets

During 2008, the Company recorded impairment charges to its patented technologies and customer relationships of $1.0 million and $0.5 million, respectively, all in its North American operating segment. These intangible assets were recorded in conjunction with the acquisitions of O-I Plastic in 2004 and certain operations from Tetra-Pak Inc. in 2005. The patented technologies were impaired primarily as a result of not realizing the growth in revenues for this technology that was anticipated at the time of the acquisition of O-I Plastic. The customer relationships were impaired primarily as a result of reduced revenues for the plant acquired from Tetra-Pak Inc.

During 2007, the Company recorded impairment charges to its licensing agreements, customer relationships and patented technologies of $19.1 million, $1.7 million and $0.3 million, respectively, all in its North American operating segment. These intangible assets were recorded in conjunction with the acquisition of O-I Plastic in 2004. The licensing agreements were impaired due to lower projected royalty revenues associated with licensing

GRAHAM PACKAGING HOLDINGS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2008

agreements acquired in the acquisition of O-I Plastic as compared to royalty revenues projected at the time of the acquisition. The customer relationships were impaired primarily as a result of reduced revenues with a major customer resulting from that customer’s policy regarding allocation of its business among several vendors. The patented technologies were impaired primarily as a result of the conversion of a significant portion of the Company’s continuous extrusion manufacturing to Graham Wheel technology.

Goodwill

The Company performs its annual test of impairment of goodwill as of December 31. As a result of this test the Company recorded impairment charges of $1.4 million, $1.1 million and $11.7 million for the years ended December 31, 2008, 2007 and 2006, respectively, related to the following locations (with the operating segment under which it reports in parentheses):

•	Brazil in 2008 (South America)

•	Argentina in 2008 (South America)

•	Venezuela in 2006 and 2007 (South America)

•	Ecuador in 2006 (South America)

•	the United Kingdom in 2006 (Europe)

•	Finland in 2006 (Europe)

The plants in Brazil and Argentina have not performed at the levels expected and the Company’s projected discounted cash flows for these reporting units resulted in fair values that were not sufficient to support the goodwill recorded at the time of the respective acquisitions of these plants. The Venezuela plant had suffered several years of losses and the Company’s projected discounted cash flows for this reporting unit had resulted in a fair value that was not sufficient to support the goodwill recorded at the time of the O-I Plastic acquisition. In 2006, the Company was notified that it would lose the business of a major customer of the Ecuador plant. The Company closed its Ecuador plant in 2007. The Finland and the United Kingdom plants had not performed at the levels expected and the Company’s projected discounted cash flows for these reporting units had resulted in fair values that were not sufficient to support the goodwill recorded at the time of the O-I Plastic acquisition.

9. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following:

	December 31,
	2008	2007
	(In thousands)
Accrued employee compensation and benefits	$65,460	$68,409
Accrued interest	32,969	32,069
Accrued sales allowance	27,425	29,622
Other	66,353	54,459

	$192,207	$184,559

In recent years, the Company has initiated a series of restructuring activities to reduce costs, achieve synergies and streamline operations.

GRAHAM PACKAGING HOLDINGS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2008

For the year ended December 31, 2008, the Company recognized severance expense in the United States of $1.6 million (reflected in cost of goods sold) related to the closure of its plant in Edison, New Jersey and the related severing of 115 employees, 110 of whom were terminated by December 31, 2008. Substantially all of the cash payments for these termination benefits are expected to be made by March 31, 2010. The Company also recognized severance expense of $1.8 million (reflected in selling, general and administrative expenses) related to the separation of its former Chief Operating Officer on April 30, 2008. Substantially all of the cash payments for these termination benefits are expected to be made by June 30, 2010.

For the year ended December 31, 2007, the Company recognized severance expense in the United States of $2.1 million (reflected predominantly in selling, general and administrative expenses) related to the severing of 59 employees, all of whom were terminated by December 31, 2008. Substantially all of the cash payments for these termination benefits are expected to be made by March 31, 2009. The Company also recognized severance expense in France of $1.9 million (reflected in selling, general and administrative expenses) in 2007, and reduced the accrual in 2008 by $0.3 million, related to the severing of 12 employees, eleven of whom were terminated as of December 31, 2008. Substantially all of the cash payments for these termination benefits are expected to be made by June 30, 2009.

For the year ended December 31, 2006, the Company recognized severance expense in the United States of $1.6 million (reflected predominantly in selling, general and administrative expenses) related to the severing of 46 employees, all of whom were terminated by December 31, 2008. All of the cash payments for these termination benefits have been made as of December 31, 2008. The Company also recognized severance expense of $5.3 million (reflected in selling, general and administrative expenses) related to the separation of its former Chief Executive Officer and Chief Financial Officer on December 3, 2006. Substantially all of the cash payments for these termination benefits are expected to be made by December 31, 2009.

For the year ended December 31, 2005, the Company recognized severance expense in the United States of $2.3 million (reflected in selling, general and administrative expenses) related to the severing of 16 employees. All of the cash payments for these termination benefits have been made as of December 31, 2008. The Company also recognized severance expense in France of $3.8 million (reflected in cost of goods sold) related to the severing of 37 employees. All of the cash payments for these termination benefits have been made as of December 31, 2008.

GRAHAM PACKAGING HOLDINGS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2008

The following table summarizes these severance accruals, and related expenses and payments, by operating segment for the last three years. At December 31, 2008, $0.3 million of the consolidated balance was included in other non-current liabilities and the remainder was included in accrued employee compensation and benefits:

	North America	Europe	Total
	(In thousands)
Balance at January 1, 2006	$2,043	$4,244	$6,287
Charged to expense during the year	6,965	53	7,018
Payments during the year	(2,245)	(3,412)	(5,657)
Foreign currency translation adjustments	—	379	379
Other adjustments	(1)	(192)	(193)

Balance at December 31, 2006	6,762	1,072	7,834
Charged to expense during the year	2,067	1,951	4,018
Payments during the year	(4,125)	(711)	(4,836)
Foreign currency translation adjustments	—	84	84
Other adjustments	(42)	(270)	(312)

Balance at December 31, 2007	4,662	2,126	6,788
Charged to expense during the year	3,545	86	3,631
Payments during the year	(5,064)	(1,498)	(6,562)
Foreign currency translation adjustments	—	36	36
Other adjustments	(126)	(589)	(715)

Balance at December 31, 2008	$3,017	$161	$3,178

In addition to the above costs, as of December 31, 2006, the Company had accrued payments made on January 5, 2007, to the Company’s former Chief Executive Officer and Chief Financial Officer for the repurchase of all of their outstanding partnership units and options, pursuant to separation agreements dated as of December 3, 2006. The gross amount accrued as of December 31, 2006, and paid in 2007, was $3.4 million.

10. Debt Arrangements

Long-term debt consisted of the following:

	December 31,
	2008	2007
	(In thousands)
Term Loan	$1,842,188	$1,860,938
Revolver	—	—
Foreign and other revolving credit facilities	2,455	14,501
Senior Notes	250,000	250,000
Senior Subordinated Notes	375,000	375,000
Capital leases	21,427	33,180
Other	8,168	713

	2,499,238	2,534,332
Less amounts classified as current	56,899	45,695

Total	$2,442,339	$2,488,637

GRAHAM PACKAGING HOLDINGS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2008

The Company’s credit agreement consists of a senior secured term loan to the Operating Company in an aggregate principal amount of $1,842.2 million outstanding as of December 31, 2008 (the “Term Loan” or “Term Loan Facility”), and a $250.0 million senior secured revolving credit facility (the “Revolver” and, together with the Term Loan, the “Credit Agreement”). The obligations of the Operating Company and CapCo I under the Credit Agreement are guaranteed by Holdings and certain domestic subsidiaries of the Operating Company. The Term Loan is payable in quarterly installments and requires payments of $41.6 million (including the excess cash flow payment of $22.8 million due for the year ended December 31, 2008, payable by March 31, 2009, as further described below) in 2009, $18.7 million in 2010 and approximately $1,781.9 million in 2011 (disregarding any further mandatory or voluntary prepayments that may reduce such scheduled amortization payments). The final maturity date of the Term Loan Facility is October 7, 2011. The Revolver expires on October 7, 2010. Availability under the Revolver as of December 31, 2008, was $237.6 million (as reduced by $12.4 million of outstanding letters of credit). Interest under the Credit Agreement is payable at (a) the “Alternate Base Rate” (“ABR”) (the higher of the Prime Rate or the Federal Funds Rate plus 0.50%) plus a margin ranging from 1.00% to 1.75%; or (b) the “Eurodollar Rate” (the applicable interest rate offered to banks in the London interbank eurocurrency market) plus a margin ranging from 2.00% to 2.75%. A commitment fee of 0.50% is due on the unused portion of the revolving loan commitment.

Substantially all domestic tangible and intangible assets of the Company are pledged as collateral pursuant to the terms of the Credit Agreement.

As of December 31, 2008, the Company had outstanding $250.0 million in Senior Notes and $375.0 million in Senior Subordinated Notes co-issued by the Operating Company and CapCo I (collectively the “Notes”). The Notes are unconditionally guaranteed, jointly and severally, by Holdings and certain domestic subsidiaries of the Operating Company and mature on October 7, 2012 (Senior Notes), and October 7, 2014 (Senior Subordinated Notes). Interest on the Senior Notes is payable semi-annually at 8.50% and interest on the Senior Subordinated Notes is payable semi-annually at 9.875%.

During 2004 and 2005, the Operating Company entered into forward starting interest rate swap agreements that effectively fixed the interest rate on $925.0 million of the Term Loan at a weighted average rate of 4.02%. These swap agreements went into effect at various points in 2006 and expired in December 2007 ($650.0 million) and January 2008 ($275.0 million).

During 2007, the Operating Company entered into two forward starting interest rate collar agreements that effectively fix the interest rate within a fixed cap and floor rate on $385.0 million of the Term Loan at a weighted average cap rate of 4.70% and a weighted average floor rate of 2.88%. These forward starting collar agreements went into effect January 2008 and expire in 2010.

During 2008, the Operating Company entered into four forward starting interest rate swap agreements that effectively fix the interest rate on $350.0 million of the Term Loan at a weighted average rate of 4.08%. These swap agreements will go into effect August 2009 and expire in 2011.

The Credit Agreement and indentures governing the Notes contain a number of significant covenants that, among other things, restrict the Company’s and the Company’s subsidiaries’ ability to dispose of assets, repay other indebtedness, incur additional indebtedness, pay dividends, prepay subordinated indebtedness, incur liens, make capital expenditures, investments or acquisitions, engage in mergers or consolidations, engage in transactions with affiliates and otherwise restrict the Company’s activities. In addition, under the Credit Agreement, the Company is required to satisfy specified financial ratios and tests. The Credit Agreement also

GRAHAM PACKAGING HOLDINGS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2008

requires that up to 50% of excess cash flow (as defined in the Credit Agreement) be applied on an annual basis to pay down the Term Loan. An excess cash flow payment of $22.8 million was due for the year ended December 31, 2008, payable by March 31, 2009. As of December 31, 2008, the Company was in compliance with all covenants.

Under the Credit Agreement, the Operating Company is subject to restrictions on the payment of dividends or other distributions to Holdings; provided that, subject to certain limitations, the Operating Company may pay dividends or other distributions to Holdings:

•	in respect of overhead, tax liabilities, legal, accounting and other professional fees and expenses; and

•

to fund purchases and redemptions of equity interests of Holdings or BMP/Graham Holdings Corporation held by then present or former officers or employees of Holdings, the Operating Company or their Subsidiaries (as defined therein) or by any employee stock ownership plan upon that person’s death, disability, retirement or termination of employment or other circumstances with annual dollar limitations.

The Company’s weighted average effective interest rate on the outstanding borrowings under the Term Loan and Revolver was 5.50% and 7.50% at December 31, 2008 and 2007, respectively, excluding the effect of interest rate swap agreements.

The Company had several revolving credit facilities denominated in U.S. dollars, Brazilian real, Argentine pesos, Polish zloty and Venezuelan bolivar with aggregate available borrowings at December 31, 2008 equivalent to $8.1 million. The Company’s average effective interest rate on borrowings of $2.5 million on these credit facilities at December 31, 2008, was 20.3%. The Company’s average effective interest rate on borrowings of $14.5 million on these credit facilities at December 31, 2007, was 13.99%.

Cash paid for interest during 2008, 2007 and 2006, net of amounts capitalized of $3.9 million, $5.7 million and $9.5 million, respectively, totaled $169.0 million, $198.4 million and $179.7 million, respectively.

The annual debt service requirements of the Company for the succeeding five years are as follows (in thousands):

2009	$56,899
2010	29,375
2011	1,787,720
2012	250,232
2013	12

11. Fair Value of Financial Instruments and Derivatives

The following methods and assumptions were used to estimate the fair values of each class of financial instruments:

Cash and Cash Equivalents, Accounts Receivable and Accounts Payable

The fair values of these financial instruments approximate their carrying amounts.

GRAHAM PACKAGING HOLDINGS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2008

Long-Term Debt

The Company’s long-term debt consists of both variable-rate and fixed-rate debt. The fair values of the Company’s long-term debt were based on market price information. The Company’s variable-rate debt, including the Company’s Credit Agreement, totaled $1,846.1 million and $1,875.7 million at December 31, 2008 and 2007, respectively. The fair value of this long-term debt, including the current portion, was approximately $1,325.7 million and $1,875.7 million at December 31, 2008 and 2007, respectively. The Company’s fixed-rate debt, including $250.0 million of Senior Notes and $375.0 million of Senior Subordinated Notes, totaled $653.1 million and $658.7 million at December 31, 2008 and 2007, respectively. The fair value of this long-term debt, including the current portion, was approximately $436.9 million and $588.8 million at December 31, 2008 and 2007, respectively.

Derivatives

The Company is exposed to market risk from changes in interest rates and currency exchange rates. The Company manages these exposures on a consolidated basis and enters into various derivative transactions for selected exposure areas. The financial impacts of these hedging instruments are offset by corresponding changes in the underlying exposures being hedged. The Company does not hold or issue derivative financial instruments for trading purposes.

Interest rate collar and swap agreements are used to hedge exposure to interest rates associated with the Company’s Credit Agreement. Under these agreements, the Company agrees to exchange with a third party at specified intervals the difference between fixed and variable interest amounts calculated by reference to an agreed-upon notional principal amount. In 2008 and 2007, the assets or liabilities associated with interest rate swap agreements and collar agreements were recorded on the balance sheet in prepaid expenses and other current assets and other non-current assets, or in other current liabilities and other non-current liabilities, at fair value. The hedges are highly effective as defined in SFAS 133, with the effective portion of the cash flow hedges recorded in other comprehensive income (loss). The effective portion of these cash flow hedges recorded in other comprehensive income (loss) was an unrealized loss of $22.6 million and $0.7 million as of December 31, 2008 and 2007, respectively. Failure to properly document the Company’s interest rate swap and collar agreements as effective hedges would result in income statement recognition of all or part of the cumulative $22.6 million unrealized loss recorded in accumulated other comprehensive income (loss) as of December 31, 2008. Approximately 43% of the amount recorded within other comprehensive income (loss) is expected to be recognized as interest expense in the next twelve months.

Derivatives are an important component of the Company’s interest rate management program, leading to acceptable levels of variable interest rate risk. Had the Company not hedged its interest rates in 2008, 2007 and 2006, interest expense would have been lower by $0.2 million and higher by $12.3 million and $11.5 million, respectively, compared to an entirely unhedged variable-rate debt portfolio.

The Company manufactures and sells its products in a number of countries throughout the world and, as a result, is exposed to movements in foreign currency exchange rates. The Company, where possible and cost effective in the Company’s judgment, utilizes foreign currency hedging activities to protect against volatility associated with purchase commitments that are denominated in foreign currencies for machinery and equipment and other items created in the normal course of business. The terms of these contracts are generally less than one year. Gains and losses related to qualifying hedges of foreign currency firm commitments or anticipated transactions are accounted for as cash flow hedges in accordance with SFAS 133. At December 31, 2008, the Company had foreign currency exchange contracts outstanding for the purchase of Canadian dollars and pound sterling in an aggregate amount of $10.2 million. There were no foreign currency exchange contracts outstanding at December 31, 2007.

GRAHAM PACKAGING HOLDINGS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2008

The following table presents information for the Company’s interest rate collar agreements, interest rate swap agreements and foreign currency exchange contracts. These derivative financial instruments are accounted for as cash flow hedges. The notional amount does not necessarily represent amounts exchanged by the parties, and therefore is not a direct measure of the Company’s exposure to credit risk. The fair value approximates the cost to settle the outstanding contracts.

	December 31,
	2008	2007
	(In thousands)
Collar agreements:
Notional amount	$385,000	$385,000
Fair value—liability	(6,436)	(785)

Swap agreements:
Notional amount	350,000	275,000
Fair value—(liability) asset	(16,142)	78

Foreign currency exchange contracts:
Notional amount	10,208	—
Fair value—liability	(240)	—

On January 1, 2008, the Company adopted SFAS 157, which did not have a significant impact on its financial statements. SFAS 157 established the following fair value hierarchy that prioritizes the inputs used to measure fair value:

Level 1:	Level 1 inputs are quoted prices in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:	Level 2 inputs include the following:

a)	Quoted prices in active markets for similar assets or liabilities.

b)	Quoted prices in markets that are not active for identical or similar assets or liabilities.

c)	Inputs other than quoted prices that are observable for the asset or liability.

d)	Inputs that are derived primarily from or corroborated by observable market data by correlation or other means.

Level 3:	Level 3 inputs are unobservable inputs for the asset or liability.

The following table presents the Company’s financial assets and liabilities that were accounted for at fair value on a recurring basis as of December 31, 2008, by level within the fair value hierarchy:

	Fair Value Measurements Using
	Level 1	Level 2	Level 3
	(In thousands)
Assets:
Derivative financial instruments	$—	$110	$—
Liabilities:
Derivative financial instruments	$—	$23,177	$—

GRAHAM PACKAGING HOLDINGS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2008

The Company’s derivative financial instruments predominantly consist of interest rate collar and swap agreements based on LIBOR swap rates and foreign currency exchange contracts, which are observable at commonly quoted intervals for the full term of the derivatives and therefore considered a level 2 input.

Credit risk arising from the inability of a counterparty to meet the terms of the Company’s financial instrument contracts is generally limited to the amounts, if any, by which the counterparty’s obligations exceed the obligations of the Company. It is the Company’s policy to enter into financial instruments with a diverse group of creditworthy counterparties in order to spread the risk among multiple counterparties. With respect to the Company’s cash flow hedges, the Company routinely considers the possible impact of counterparty default when assessing whether a hedging relationship continues to be effective. The Company has considered the recent market events in determining the impact, if any, of counterparty default on its cash flow hedges. The cash flow hedges that the Company currently has are with major banking institutions that have not, in management’s opinion, been significantly impacted by the current market conditions. Accordingly, the Company has concluded that the likelihood of counterparty default is remote.

12. Transactions with Related Parties

The Company had transactions with entities affiliated through common ownership. The Company was a party to an Equipment Sales, Services and License Agreement dated February 2, 1998 (“Equipment Sales Agreement”) with Graham Engineering Corporation (“Graham Engineering”), under which Graham Engineering provided the Company with certain sizes of the Graham Wheel, which is an extrusion blow molding machine, on an exclusive basis within the countries and regions in which the Company had material sales of plastic containers. Certain entities controlled by Donald C. Graham and his family (the “Graham Family Investors”) own Graham Engineering and have a 15% ownership interest in the Company. In addition, they have supplied management services to the Company since 1998. The Equipment Sales Agreement terminated on December 31, 2007. An entity affiliated with Blackstone Capital Partners III Merchant Banking Fund L.P., Blackstone Offshore Capital Partners III L.P. and Blackstone Family Investment Partnership III L.P. (collectively, the “Blackstone Investors”), who together have an 80% ownership interest in the Company, has supplied management services to the Company since 1998. Under monitoring agreements, the Company is obligated to make annual payments of $2.0 million and $3.0 million to the Graham Family Investors and Blackstone Management Partners III L.L.C., respectively.

Transactions with entities affiliated through common ownership included the following:

	Year Ended December 31,
	2008	2007	2006
	(In thousands)
Equipment and related services purchased from affiliates	$1,272	$11,011	$10,311
Goods and related services purchased from affiliates	$—	$—	$35
Management services provided by affiliates	$5,213	$5,293	$5,140
Interest income on notes receivable from owners	$121	$114	$193

Account balances with affiliates included the following:

	As of December 31,
	2008	2007
	(In thousands)
Accounts payable	$1,386	$1,745
Notes and interest receivable for ownership interests	$2,060	$1,939
Receivable from partner	$4,232	$4,232

GRAHAM PACKAGING HOLDINGS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2008

At December 31, 2008, the Company had loans outstanding to certain current and former management employees of the Company of $2.1 million for the purchase of shares of BMP/Graham Holdings Corporation, which owns, directly and indirectly, 85% of the Company. These loans were made in connection with the capital call payments made on September 29, 2000, and March 29, 2001, pursuant to the capital call agreement dated as of August 13, 1998. The proceeds from the loans were used to fund management’s share of the capital call payments. The loans mature on September 28, 2012, and March 30, 2013, respectively, and accrue interest at a rate of 6.22%. The loans are secured by a pledge of the stock purchased by the loans and by a security interest in any bonus due and payable to the respective borrowers on or after the maturity date of the loans. The loans and related interest are reflected in Partners’ Capital (Deficit) on the Consolidated Balance Sheets.

On behalf of the Blackstone Investors, the Company made payments to the Company’s former Chief Executive Officer and Chief Financial Officer on January 5, 2007, for its repurchase of all of their outstanding partnership units, pursuant to separation agreements dated as of December 3, 2006. As a result of these payments, the Blackstone Investors became the owners of the partnership units and owe the Company $4.2 million. This receivable is reflected in Partners’ Capital (Deficit) on the Consolidated Balance Sheets.

Gary G. Michael, a member of the committee that advises the partnership and the general partners (the “Advisory Committee”), also serves on the Board of Directors of The Clorox Company, which is a large customer of the Company. Included in current assets at December 31, 2008 and 2007, were receivables from The Clorox Company of $3.6 million and $2.1 million, respectively. Included in net sales for the years ended December 31, 2008, 2007 and 2006, were net sales to The Clorox Company of $45.2 million, $30.0 million and $30.6 million, respectively.

13. Pension Plans

Substantially all employees of the Company participate in noncontributory defined benefit or defined contribution pension plans.

The U.S. defined benefit plan covering salaried employees provides retirement benefits based on the final five years average compensation, while plans covering hourly employees provide benefits based on years of service. The Company’s hourly and salaried pension plan covering non-union employees was frozen to future salary and service accruals in the fourth quarter of 2006. The Company recorded a $3.1 million curtailment gain in the fourth quarter of 2006 as a result of the plan freeze.

On September 29, 2006, the FASB issued SFAS 158. The Company adopted SFAS 158 effective December 31, 2006. The adoption of SFAS 158 resulted in a decrease in total partners’ capital (deficit) of $2.6 million as of December 31, 2006.

GRAHAM PACKAGING HOLDINGS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2008

The Company uses a December 31 measurement date for all of its plans. The components of pension expense and other changes in plan assets and benefit obligations recognized in other comprehensive income (loss) were as follows:

	Pension Plan
	U.S.			Non-U.S.
	2008	2007	2006	2008	2007	2006
	(In thousands)
Net periodic benefit cost and amounts recognized in other comprehensive income (loss):
Service cost	$1,821	$2,192	$10,387	$690	$798	$718
Interest cost	4,695	4,339	4,245	910	891	774
Expected return on assets	(5,711)	(5,114)	(3,977)	(963)	(953)	(771)
Amortization of prior service cost	665	673	388	54	53	31
Amortization of net loss	80	85	738	66	50	78
Special benefits	318	—	14	—	—	—
Curtailment gain	—	—	(3,085)	—	—	(132)

Net periodic pension costs	1,868	2,175	$8,710	757	839	$698

Other changes in plan assets and benefit obligations recognized in other comprehensive income (loss):
Prior service cost for period	356	5,050		—	303
Net loss (gain) for period	29,585	27		(325)	(504)
Amortization of prior service cost	(665)	(673)		(54)	(53)
Amortization of net loss	(80)	(85)		(66)	(50)
Foreign currency exchange rate change	—	—		(84)	369

Total	29,196	4,319		(529)	65

Total recognized in net periodic benefit cost and
other comprehensive income (loss)	$31,064	$6,494		$228	$904

The estimated prior service cost and net actuarial loss for the defined benefit pension plans that will be amortized from accumulated other comprehensive loss into net periodic benefit cost in 2009 are $0.7 million and $1.6 million, respectively, for the U.S. plans, and $0.1 million and $0.1 million, respectively, for the non-U.S. plans.

GRAHAM PACKAGING HOLDINGS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2008

All of the Company’s plans have a benefit obligation in excess of plan assets. Using the most recent actuarial valuations, the following table sets forth the change in the Company’s benefit obligation and pension plan assets at market value for the years ended December 31, 2008 and 2007. The Company uses the fair value of its pension assets in the calculation of pension expense for all of its pension plans.

	U.S.		Non-U.S.
	2008	2007	2008	2007
	(In thousands)
Change in benefit obligation:
Benefit obligation at beginning of year	$(76,049)	$(68,018)	$(18,256)	$(16,539)
Service cost	(1,821)	(2,192)	(690)	(798)
Interest cost	(4,695)	(4,339)	(910)	(891)
Benefits paid	2,440	1,360	541	355
Change in benefit payments due to experience	—	—	(18)	(3)
Participant contributions	—	—	(102)	(106)
Effect of exchange rate changes	—	—	4,094	(1,273)
(Increase) decrease in benefit obligation due to change in discount rate	(6,949)	1,699	—	—
Special termination benefits	(318)	—	—	—
Actuarial gain	165	491	2,916	1,302
Increase in benefit obligation due to plan change	(356)	(5,050)	—	(303)

Benefit obligation at end of year	$(87,583)	$(76,049)	$(12,425)	$(18,256)

Change in plan assets:
Plan assets at market value at beginning of year	$64,333	$55,908	$14,767	$12,761
Actual return on plan assets	(17,090)	2,897	(1,611)	160
Foreign currency exchange rate changes	—	—	(3,356)	1,092
Employer contributions	7,206	6,888	785	1,003
Participant contributions	—	—	102	106
Benefits paid	(2,440)	(1,360)	(541)	(355)

Plan assets at market value at end of year	$52,009	$64,333	$10,146	$14,767

Funded status	$(35,574)	$(11,716)	$(2,279)	$(3,489)

Amounts recognized in the consolidated balance sheets consist of:
Current liabilities	$—	$—	$(16)	$(18)
Non-current liabilities	(35,574)	(11,716)	(2,263)	(3,471)

Total	$(35,574)	$(11,716)	$(2,279)	$(3,489)

Amounts recognized in accumulated other comprehensive income (loss):
Unrecognized prior service cost	$6,158	$6,467	$459	$550
Unrecognized net actuarial loss	31,258	1,753	485	924

Total	$37,416	$8,220	$944	$1,474

Accrued benefit cost:
Accrued benefit cost at beginning of year	$(3,496)	$(8,209)	$(2,015)	$(2,368)
Net periodic benefit cost	(1,868)	(2,175)	(757)	(839)
Employer contributions	7,206	6,888	785	1,003
Effect of exchange rate changes	—	—	652	189

Accrued benefit cost at end of year	$1,842	$(3,496)	$(1,335)	$(2,015)

GRAHAM PACKAGING HOLDINGS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2008

The following table presents significant assumptions used to determine benefit obligations at December 31:

	2008	2007
Discount rate:
—U.S.	6.25%	6.00%
—Canada	6.25%	5.25%
—UK	6.40%	5.37%
—Mexico	8.16%	7.64%
Rate of compensation increase:
—U.S.	N/A	N/A
—Canada	4.00%	4.00%
—UK	3.80%	3.60%
—Mexico	5.04%	4.54%

The following table presents significant weighted average assumptions used to determine benefit cost for the years ended December 31:

	Actuarial Assumptions
	U.S.	Canada	UK	Mexico
Discount rate:
2008	6.00%	5.25%	5.37%	7.64%
2007	5.75%	5.00%	5.00%	5.59%
2006	5.75%	5.00%	4.90%	7.46%

Long-term rate of return on plan assets:
2008	8.75%	7.00%	7.10%	N/A
2007	8.75%	8.00%	6.92%	N/A
2006	8.75%	8.00%	6.20%	N/A

Weighted average rate of increase for future compensation levels:
2008	N/A	4.00%	3.60%	4.54%
2007	4.50%	4.00%	3.60%	4.91%
2006	4.50%	4.00%	3.50%	4.88%

Pension expense is calculated based upon a number of actuarial assumptions established on January 1 of the applicable year, detailed in the table above, including a weighted-average discount rate, an expected long-term rate of return on plan assets and rate of increase in future compensation levels. The discount rate used by the Company for valuing pension liabilities is based on a review of high quality corporate bond yields with maturities approximating the remaining life of the projected benefit obligations. The U.S. expected long-term rate of return assumption on plan assets (which consist mainly of U.S. equity and debt securities) was developed by evaluating input from the Company’s actuaries and investment consultants as well as long-term inflation assumptions. Projected returns by such consultants are based on broad equity and bond indices. The expected long-term rate of return on plan assets is based on an asset allocation assumption of 65% with equity managers and 35% with fixed income managers. At December 31, 2008, the Company’s asset allocation was 52% with equity managers, 37% with fixed income managers and 11% other. At December 31, 2007, the Company’s asset allocation was 60% with equity managers, 34% with fixed income managers and 6% other. The Company believes that its long-term asset allocation on average will approximate 65% with equity managers and 35% with fixed income managers. The Company regularly reviews its actual asset allocation and periodically rebalances its investments to targeted allocations when considered appropriate. Based on this methodology, the Company’s expected long-term rate of return assumption was 8.75% in 2008 and 2007.

GRAHAM PACKAGING HOLDINGS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2008

Asset allocation for the Company’s UK plan is 35% with equity managers, 50% with fixed income managers and 15% in real estate.

The Company made cash contributions to its pension plans in 2008 of $8.0 million and paid benefit payments of $3.0 million. The Company estimates that based on current actuarial calculations it will make cash contributions to its pension plans in 2009 of $6.7 million. Cash contributions in subsequent years will depend on a number of factors including performance of plan assets.

Due to recent market volatility, the Company’s defined benefit plans have experienced significant market declines in plan assets. As a result, the Company’s projected 2009 actuarially determined adjusted funding target attainment percentages (“AFTAP”) have declined proportionately. As of April 1, 2009, benefit restrictions and other notification requirements may be imposed on defined benefit plans if certain AFTAP levels are not achieved. The Company’s AFTAP levels for 2008 were between 80% and 90%. If these levels are maintained for the 2009 plan year, the Company will be exempt from such benefit restrictions and other notification requirements. To maintain these levels we anticipate additional voluntary funding of $16 million to $18 million in 2009 for the 2008 plan year.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Benefit Payments
(In thousands)
2009	$2,519
2010	2,718
2011	3,047
2012	3,541
2013	3,980
Years 2014 – 2018	26,786

The Company also participated in a defined contribution plan under Internal Revenue Code Section 401(k), which covered all U.S. employees of the Company except those represented by a collective bargaining unit. The Company’s contributions were determined as a specified percentage of employee contributions, subject to certain maximum limitations. The Company’s costs for the defined contribution plan for 2008, 2007 and 2006 were $8.3 million, $8.5 million and $3.2 million, respectively.

The Company also had statutory plans in France and the Netherlands that are not included in the amounts above. As of December 31, 2008, these plans had pension liabilities of $2.5 million and $0.5 million for France and the Netherlands, respectively.

14. Partners’ Capital

Holdings was formed under the name “Sonoco Graham Company” on April 3, 1989, as a limited partnership in accordance with the provisions of the Pennsylvania Uniform Limited Partnership Act, and on March 28, 1991, Holdings changed its name to “Graham Packaging Company.” Pursuant to an Agreement and Plan of Recapitalization, Redemption and Purchase, dated as of December 18, 1997 (the “Recapitalization Agreement”), (i) Holdings, (ii) the then owners of the Company (the “Graham Entities”) and (iii) BMP/Graham Holdings Corporation (“Investor LP”), a Delaware corporation formed by Blackstone Capital Partners III Merchant Banking Fund L.P., and BCP/Graham Holdings L.L.C., a Delaware limited liability company and a wholly- owned

GRAHAM PACKAGING HOLDINGS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2008

subsidiary of Investor LP (“Investor GP” and together with Investor LP, the “Equity Investors”) agreed to a recapitalization of Holdings (the “Recapitalization”). Closing under the Recapitalization Agreement occurred on February 2, 1998. Upon the closing of the Recapitalization, the name of Holdings was changed to “Graham Packaging Holdings Company.” Holdings will continue until its dissolution and winding up in accordance with the terms of the Holdings Partnership Agreement (as defined below).

As a result of the consummation of the Recapitalization, Investor LP owns an 80.9% limited partnership interest in Holdings and Investor GP owns a 4% general partnership interest in Holdings. The Graham Family Investors have retained a 0.7% general partnership interest and a 14.3% limited partnership interest in Holdings. On December 23, 2008, Roger M. Prevot exercised an option to purchase 9.3 partnership units and therefore owns a 0.1% limited partnership interest in Holdings. Additionally, Holdings owns a 99% limited partnership interest in the Operating Company, and GPC Opco GP L.L.C., a wholly-owned subsidiary of Holdings, owns a 1% general partnership interest in the Operating Company.

As contemplated by the Recapitalization Agreement, Graham Family Investors (as successors and assigns of Graham Capital Corporation and Graham Family Growth Partnership), Graham Packaging Corporation (“Graham GP Corp”), Investor LP and Investor GP entered into a Fifth Amended and Restated Agreement of Limited Partnership (the “Holdings Partnership Agreement”). The general partners of the partnership are Investor GP and Graham GP Corp. The limited partners of the partnership are GPC Holdings, L.P., Investor LP. and Roger M. Prevot.

Capital Accounts. A capital account is maintained for each partner on the books of the Company. The Holdings Partnership Agreement provides that at no time during the term of the partnership or upon dissolution and liquidation thereof shall a limited partner with a negative balance in its capital account have any obligation to Holdings or the other partners to restore such negative balance. Items of partnership income or loss are allocated to the partners’ capital accounts in accordance with their percentage interests except as provided in Section 704(c) of the Internal Revenue Code with respect to contributed property where the allocations are made in accordance with the U.S. Treasury regulations thereunder.

Distributions. The Holdings Partnership Agreement requires certain tax distributions to be made if and when Holdings has taxable income. Other distributions shall be made in proportion to the partners’ respective percentage interests.

Transfers of Partnership Interests. The Holdings Partnership Agreement provides that, subject to certain exceptions including, without limitation, an IPO Reorganization (as defined below) and the transfer rights described below, general partners shall not withdraw from Holdings, resign as a general partner nor transfer their general partnership interests without the consent of all general partners, and limited partners shall not transfer their limited partnership interests.

If either Graham GP Corp. and/or GPC Holdings, L.P. (individually “Continuing Graham Partner” and collectively the “Continuing Graham Partners”) wishes to sell or otherwise transfer its partnership interests pursuant to a bona fide offer from a third party, Holdings and the Equity Investors must be given a prior opportunity to purchase such interests at the same purchase price set forth in such offer. If Holdings and the Equity Investors do not elect to make such purchase, then such Continuing Graham Partner may sell or transfer such partnership interests to such third party upon the terms set forth in such offer. If the Equity Investors wish to sell or otherwise transfer their partnership interests pursuant to a bona fide offer from a third party, the Continuing Graham Partners shall have a right to include in such sale or transfer a proportionate percentage of their partnership interests. If the Equity Investors (so long as they hold 51% or more of the partnership interests)

GRAHAM PACKAGING HOLDINGS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2008

wish to sell or otherwise transfer their partnership interests pursuant to a bona fide offer from a third party, the Equity Investors shall have the right to compel the Continuing Graham Partners to include in such sale or transfer a proportionate percentage of their partnership interests.

Dissolution. The Holdings Partnership Agreement provides that Holdings shall be dissolved upon the earliest of (i) the sale, exchange or other disposition of all or substantially all of Holdings’ assets (including pursuant to an IPO Reorganization), (ii) the withdrawal, resignation, filing of a certificate of dissolution or revocation of the charter or bankruptcy of a general partner, or the occurrence of any other event which causes a general partner to cease to be a general partner unless (a) the remaining general partner elects to continue the business or (b) if there is no remaining general partner, a majority-in-interest of the limited partners elect to continue the partnership, or (iii) such date as the partners shall unanimously elect.

IPO Reorganization. “IPO Reorganization” means the transfer of all or substantially all of Holdings’ assets and liabilities to CapCo II in contemplation of an initial public offering of the shares of common stock of CapCo II. The Holdings Partnership Agreement provides that, without the approval of each general partner, the IPO Reorganization may not be effected through any entity other than CapCo II.

15. Comprehensive Income (Loss)

The components of accumulated other comprehensive income (loss), net of income taxes, consisted of:

	Cash Flow Hedges	Pension Liability	Cumulative Translation Adjustments	Total
	(In thousands)
Balance at January 1, 2006	$14,514	$(4,541)	$2,878	$12,851
Change	(3,648)	—	23,197	19,549
Minimum pension liability adjustment prior to adoption of SFAS 158	—	1,837	—	1,837
Adjustment to initially apply SFAS 158	—	(2,585)	—	(2,585)

Balance at December 31, 2006	10,866	(5,289)	26,075	31,652
Change	(11,572)	(3,670)	36,334	21,092

Balance at December 31, 2007	(706)	(8,959)	62,409	52,744
Change	(22,361)	(29,028)	(65,941)	(117,330)

Balance at December 31, 2008	$(23,067)	$(37,987)	$(3,532)	$(64,586)

16. Option Plans

On February 2, 1998, the Company adopted the Graham Packaging Holdings Company Management Option Plan (the “1998 Option Plan”). On November 17, 2004, the Company adopted a second option plan entitled 2004 Graham Packaging Holdings Company Management Option Plan (the “2004 Option Plan”). On March 7, 2008, the Company adopted a third option plan entitled 2008 Graham Packaging Holdings Company Management Option Plan (the “2008 Option Plan” and, together with the 1998 Option Plan and the 2004 Option Plan, the “Option Plans”). The compensation committee of the Company has been appointed to administer the Option Plans, including, without limitation, the determination of the individuals to whom grants will be made, the number of Units subject to each grant and the various terms of such grants.

GRAHAM PACKAGING HOLDINGS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2008

The Option Plans provide for the grant to management employees of Holdings and its subsidiaries and non-employee members of the Advisory Committee, advisors, consultants and other individuals providing services to Holdings of options (“Options”) to purchase limited partnership interests in Holdings equal to 0.0075% of Holdings (prior to any dilution resulting from any interests granted pursuant to the Option Plans) (each 0.0075% interest being referred to as a “Unit”). The aggregate number of Units with respect to which Options may be granted under the 1998 Option Plan may not exceed 631.0 Units and the aggregate number of Units with respect to which Options may be granted at any time under the 2008 Option Plan, together with the 2004 Option Plan, may not exceed 1,278.4 Units, representing a total of up to 12.5% of the equity of Holdings.

Under the 1998 Option Plan and the 2004 Option Plan, the exercise price per Unit is or will be equal to or greater than the fair value of a Unit on the date of grant. Under the 2008 Option Plan, the exercise price per Unit is or will be less than, equal to, or greater than the fair value of a Unit on the date of grant, provided that there are limitations on exercise of any Option granted at less than fair value on the grant date. The Company determines the fair value of a Unit by considering market multiples of comparable public companies and recent transactions involving comparable public and private companies, and by performing discounted cash flow analyses on its projected cash flows. The Company utilizes the services of an appraisal firm to assist in these analyses. The number and type of Units covered by outstanding Options and exercise prices may be adjusted to reflect certain events such as recapitalizations, mergers or reorganizations of or by Holdings. The Option Plans are intended to advance the best interests of the Company by allowing such employees to acquire an ownership interest in the Company, thereby motivating them to contribute to the success of the Company and to remain in the employ of the Company.

In general, Options awarded under the 1998 Option Plan vest according to either a time-based component or time-based and performance-based components as follows: 50% of the Options vest and become exercisable in 20% increments annually over five years, so long as the holder of the Option is still an employee on the vesting date, and 50% of the Options vest and become exercisable in 20% increments annually over five years, so long as the Company achieves specified earnings targets for each year, although these Options do become exercisable in full without regard to the Company’s achievement of these targets on the ninth anniversary of the date of grant, so long as the holder of the Option is still an employee on that date.

In general, except for Options granted in 2006, Options awarded under the 2004 Option Plan and the 2008 Option Plan vest and become exercisable in 25% increments annually over four years, so long as the holder of the Option is still an employee on the vesting date. On December 4, 2006, 295.7 Options were granted to Warren D. Knowlton (who at the time was the Company’s Chief Executive Officer and as of December 31, 2008, became the Executive Chairman of the Advisory Committee), 177.4 of which have vested and are exercisable as of December 31, 2008, an additional 20% of the Options which vest and become exercisable on December 4, 2009, and an additional 20% of the Options which vest and become exercisable on December 4, 2010, so long as the holder of the Option is still an employee on the vesting date. On December 4, 2006, 110.9 Options were granted to Mark S. Burgess (who at the time was the Company’s Chief Financial Officer and as of January 1, 2009, became the Company’s Chief Executive Officer), 50% of which vest and become exercisable in 25% increments annually, on the anniversaries of the grant date, over four years so long as the holder of the Option is still an employee on the vesting date, and 50% of which vest and become exercisable in 25% increments annually, on the anniversaries of the grant date, over four years so long as the Company achieves specified earnings targets each year and so long as the holder of the Option is still an employee on the vesting date. On December 4, 2006, 221.8 Options were granted to Mr. Knowlton and Mr. Burgess which vest and become exercisable upon (A) the Blackstone Investors’ sale of their interest in the Company and (B) the attainment of certain financial performance goals.

GRAHAM PACKAGING HOLDINGS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2008

The weighted average fair value at date of grant for Options granted in 2008, 2007 and 2006 was $10,625, $6,332 and $6,001 per Option, respectively. The fair value of each Option was estimated on the date of the grant using a fair value option pricing model, with the following weighted-average assumptions:

	2008	2007	2006
Dividend yield	0%	0%	0%
Expected volatility	30%	30%	30%
Risk-free interest rate	2.28%	3.50%	4.53%
Expected option life (in years)	4.5	3.2	4.5

The Company estimates expected volatility based upon the volatility of the stocks of comparable public companies. The Company’s expected life of Options granted was based upon actual experience and expected employee turnover. The risk-free interest rate was based on the implied yield available on U.S. Treasury zero-coupon issues with a term equivalent to the expected life of the Options granted. The Company has not paid dividends in the past and does not plan to pay any dividends in the foreseeable future.

A summary of the changes in the Options outstanding under the Option Plans during 2008 is as follows:

	Units Under Option	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
			(In years)	(In millions)
Outstanding at beginning of year	1,446.4	$34,921
Granted (1)	356.7	36,747
Exercised	(9.3)	25,789
Forfeited (1)	(483.7)	44,418

Outstanding at end of year	1,310.1	31,976	7.8	$—

Vested or expected to be vested at end of year	1,046.7	33,098	7.7	—
Exercisable at end of year	640.4	31,824	7.5	—

(1)	Includes 291.7 Options that had a weighted average exercise price of $51,579, which were cancelled and re-granted at an exercise price of $36,747.

In 2008, the Company cancelled 291.7 Options of approximately 125 employees that had a weighted average exercise price of $51,579 and re-granted 291.7 Options at an exercise price of $36,747, which was the Company’s fair value on March 7, 2008. As a result, the Company will incur incremental compensation expense of approximately $1.1 million over the four year vesting period of the re-granted Options. The incremental expense recorded during the year ended December 31, 2008, was $0.5 million, including $0.3 million related to the acceleration of vesting upon the termination of employment of the Company’s former Chief Operating Officer on April 30, 2008.

On January 22, 2008, the Company extended the term for certain Options granted on February 2, 1998, for which any unexercised Options would have expired on February 2, 2008. No change was made to the number of Options, nor the exercise price, and the Options remained fully vested. On December 22, 2008, the Company extended the term for certain Options granted on January 1, 1999, for which any unexercised Options would have expired on December 31, 2008. No change was made to the number of Options, nor the exercise price, and the

GRAHAM PACKAGING HOLDINGS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2008

Options remained fully vested. These extensions of the term were considered modifications under SFAS 123(R) which required a charge to expense in 2008 of $0.9 million for the difference between the fair value of the Options after the modifications and the fair value of the Options before the modifications.

As of December 31, 2008, there was $1.8 million of total unrecognized compensation cost related to outstanding Options that is expected to be recognized over a weighted average period of 2.6 years. In 2007, the Company made payments totaling $0.6 million to a former Chief Executive Officer and a former Chief Financial Officer for 125.9 Options, pursuant to separation agreements dated as of December 3, 2006. For the years ended December 31, 2008 and 2006, the Company received net proceeds of $0.2 million and $0.3 million, respectively, from the exercise of Options.

The intrinsic value of Options exercised for the years ended December 31, 2008 and 2007, was $0.0 million and $0.6 million, respectively.

17. Other Expense, Net

Other expense, net consisted of the following:

	Year Ended December 31,
	2008	2007	2006
	(In thousands)
Foreign exchange loss	$212	$1,918	$1,922
Other	189	87	270

	$401	$2,005	$2,192

18. Income Taxes

The provision (benefit) for income taxes consisted of:

	Year Ended December 31,
	2008	2007	2006
	(In thousands)
Current provision:
Federal	$23	$—	$—
State and local	527	234	113
Foreign	11,407	16,431	16,701

Total current provision	11,957	16,665	16,814

Deferred provision:
Federal	(536)	2,260	1,661
State and local	12	(2,245)	4,794
Foreign	1,477	3,068	4,321

Total deferred provision	953	3,083	10,776

Total provision	$12,910	$19,748	$27,590

GRAHAM PACKAGING HOLDINGS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2008

The Company reported income (loss) before income taxes relating to domestic operations of ($78.1) million, ($198.2) million and ($81.5) million, and relating to foreign operations of $33.7 million, $11.9 million and ($11.3) million for the years ended December 31, 2008, 2007, and 2006, respectively.

The following table sets forth the deferred income tax assets and liabilities that result from temporary differences between the reported amounts and the tax bases of the assets and liabilities:

	December 31,
	2008	2007
	(In thousands)
Deferred income tax assets:
Net operating loss carryforwards	$164,471	$157,497
Fixed assets, due to differences in depreciation, impairment and assigned values	5,498	5,849
Accrued retirement indemnities	2,966	4,230
Inventories	3,226	3,765
Accruals and reserves	15,230	15,547
Deferred revenue	6,957	6,205
Tax credits	11,222	10,083
Other items	5,599	2,254

Gross deferred income tax assets	215,169	205,430
Valuation allowance	(189,385)	(165,430)

Net deferred income tax assets	25,784	40,000

Deferred income tax liabilities:
Fixed assets, due to differences in depreciation, impairment and assigned values	26,501	42,322
Inventories	531	978
Amortizable intangibles, due to differences in amortization, impairment and assigned values	9,320	10,189
Unremitted earnings of foreign subsidiaries	5,551	5,308
Other items	979	416

Gross deferred income tax liabilities	42,882	59,213

Net deferred income tax liabilities	$17,098	$19,213

Current deferred income tax liabilities of $3.8 million in 2008 and $3.1 million in 2007 are included in accrued expenses. Non-current deferred income tax assets of $3.5 million in 2008 and $2.2 million in 2007 are included in other non-current assets.

The valuation allowance for deferred income tax assets of $189.4 million and $165.4 million at December 31, 2008 and 2007, respectively, relates principally to the uncertainty of realizing the benefits arising from tax loss and credit carryforwards. The Company believes that it will generate sufficient future taxable income to realize the income tax benefits related to the remaining deferred income tax asset. The valuation allowance increase in 2008 primarily relates to tax benefits associated with current operating losses and related tax loss carryforwards.

GRAHAM PACKAGING HOLDINGS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2008

Certain legal entities in the Company do not pay income taxes because their income is taxed to the owners. For those entities, the reported amount of their assets net of the reported amount of their liabilities are exceeded by the related tax bases of their assets net of liabilities by $155.2 million at December 31, 2008, and $114.6 million at December 31, 2007.

The difference between the actual income tax provision and an amount computed by applying the U.S. federal statutory rate for corporations to earnings before income taxes is attributable to the following:

	Year Ended December 31,
	2008	2007	2006
	(In thousands)
Taxes at U.S. federal statutory rate	$(15,528)	$(65,206)	$(32,475)
Partnership loss not subject to federal income taxes	3,487	27,188	8,757
State income tax net of federal benefit	350	(1,307)	3,189
Foreign loss without current tax benefit	7,513	12,955	4,080
Unremitted earnings of foreign subsidiaries	268	(4,452)	3,417
Foreign withholding tax	1,017	2,215	237
Foreign income tax rates other than U.S. federal rate	(4,023)	(3,014)	283
Permanent differences between tax and book accounting	2,003	1,552	3,841
Prior year adjustments	137	306	30
FIN 48 contingencies	921	6,624	—
Income taxed in multiple jurisdictions	3,025	1,454	—
Change in valuation allowance	17,628	40,803	36,246
Tax credits	(4,191)	2,403	—
Other	303	(1,773)	(15)

	$12,910	$19,748	$27,590

As of December 31, 2008, the Company’s domestic subsidiaries have U.S. federal net operating loss carryforwards of approximately $239.0 million. These net operating loss carryforwards are available to offset future taxable income and expire in the years 2017 through 2028. The Company also has various state net operating loss carryforwards that expire through 2028. The determination of the state net operating loss carryforwards is dependent upon the subsidiaries’ taxable income or loss, apportionment percentages and other respective state laws that can change from year to year and impact the amount of such carryforward. The Company’s international operating subsidiaries have, in the aggregate, approximately $205.8 million of tax loss carryforwards available as of December 31, 2008. These losses are available to reduce the originating subsidiaries’ future taxable foreign income and have varying expiration dates. The loss carryforwards relating to the Company’s French subsidiaries ($177.5 million), UK subsidiaries ($5.7 million), and Brazilian subsidiaries ($4.3 million) have no expiration date. The remainder of the foreign loss carryforwards have expiration dates ranging from 2009 through 2017.

As of December 31, 2008, the Company’s domestic subsidiaries had federal and state income tax credit carryforwards of approximately $8.3 million consisting of $1.5 million of Alternative Minimum Tax credits which never expire, $4.5 million of federal research and development credits and other general business credits which expire in the years 2009 through 2024 and $2.3 million of state tax credits with expiration dates from 2009 through 2013. The Company’s subsidiaries in Mexico and Argentina have tax credit carryforwards of $3.3 million and $0.5 million, respectively, which expire in the years 2009 through 2019.

GRAHAM PACKAGING HOLDINGS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2008

As of December 31, 2008, the Company’s equity in the undistributed earnings of foreign subsidiaries which are deemed to be permanently reinvested, and for which income taxes had not been provided, was zero. Therefore, no U.S. or foreign tax will be payable on undistributed earnings of such foreign subsidiaries.

The Company adopted FIN 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109,” effective January 1, 2007. This Interpretation prescribes a recognition threshold of more-likely-than-not for recognition of tax benefits. The transition adjustments of $4.8 million were shown as a reduction to partners’ capital.

The following table summarizes the activity related to the gross unrecognized tax benefits (“UTB”) from January 1, 2008, through December 31, 2008, (in thousands):

Balance as of January 1, 2008	$9,251
Increases related to prior year tax positions	1,304
Decreases related to prior year tax positions	(156)
Increases related to current year tax positions	1,964
Decreases related to settlements with taxing authorities	(52)
Decreases related to lapsing of statute of limitations	(966)
Currency translation adjustments	(867)

Balance as of December 31, 2008	$10,478

Offsetting long-term deferred income tax assets in the amount of $0.6 million and $0.8 million at December 31, 2008 and 2007, respectively, are not reflected in the gross UTB balance above. Approximately $10.2 million of UTB at December 31, 2008, and $11.7 million of UTB at December 31, 2007, if recognized, would impact the Company’s effective tax rate.

The Company operates and files income tax returns in the U.S. federal jurisdiction and in many state and foreign jurisdictions. Its tax returns are periodically audited by domestic and foreign tax authorities. During 2008, the Company concluded an examination of the 2004 and 2005 U.S. federal income tax returns of the corporate group by the Internal Revenue Service (“IRS”). While settlement with the IRS has been reached for these years, any net operating loss carryforwards generated in prior years (generally, 1997 and later loss years) remain subject to examination by the IRS. The Company is currently under examination by various state and foreign authorities. The U.S. corporate subsidiaries have open tax years from 2003 forward for certain state purposes. The Company generally has open tax years subject to audit scrutiny of three to five years in Europe and six years in Mexico and South America. The Company does not expect a significant change in the UTB balance in the next twelve months.

Upon adoption of FIN 48, the Company has elected to begin treating interest and penalties related to taxes as a component of income tax expense. As of December 31, 2008 and 2007, the Company has recorded UTB of $5.9 million and $7.4 million, respectively, related to interest and penalties, all of which, if recognized, would affect the Company’s effective tax rate. During the year ended December 31, 2008, the Company recorded a tax benefit related to a decrease in UTB for interest and penalties of $1.5 million. The Company’s prior policy was to treat interest related to tax issues as interest expense and to record penalties as other expense.

Cash income tax payments of $9.3 million, $18.3 million and $18.6 million were made for income tax liabilities in 2008, 2007 and 2006, respectively.

GRAHAM PACKAGING HOLDINGS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2008

19. Commitments

In connection with plant expansion and improvement programs, the Company had commitments for capital expenditures of approximately $50.2 million at December 31, 2008.

The Company is a party to various capital and operating leases involving real property and equipment. Lease agreements may include escalating rent provisions and rent holidays, which are expensed on a straight-line basis over the term of the lease. Total rent expense for operating leases was $52.8 million, $55.7 million and $54.3 million for the years ended December 31, 2008, 2007 and 2006, respectively.

Minimum future lease obligations on long-term noncancelable operating leases in effect at December 31, 2008, were as follows (in thousands):

2009	$32,922
2010	27,975
2011	23,518
2012	19,021
2013	17,229
Thereafter	58,900

Minimum future lease obligations on capital leases in effect at December 31, 2008, were as follows (in thousands):

2009	$5,929
2010	9,686
2011	5,652
2012	155
2013	5
Thereafter	—

The gross amount of assets under capital leases was $54.6 million and $54.4 million as of December 31, 2008 and 2007, respectively. The deferred rent liability relating to escalating rent provisions and rent holidays was $2.5 million and $2.4 million as of December 31, 2008 and 2007, respectively.

The Company has entered into agreements with an unrelated third-party for the financing of specific accounts receivable of certain foreign subsidiaries. The financing of accounts receivable under these agreements is accounted for as a sale of receivables in accordance with SFAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities.” Under the terms of the financing agreements, the Company transfers ownership of eligible accounts receivable without recourse to the third-party purchaser in exchange for cash. Proceeds on the transfer reflect the face value of the accounts receivable less a discount. The discount is recorded against net sales on the Consolidated Statement of Operations in the period of the sale. The eligible receivables financed pursuant to this factoring agreement are excluded from accounts receivable on the Consolidated Balance Sheet and are reflected as cash provided by operating activities on the Consolidated Statement of Cash Flows, while non-eligible receivables remain on the balance sheet with a corresponding liability established when those receivables are financed. The Company does not continue to service, administer and collect the eligible receivables under this program. The third-party purchaser has no recourse to the Company for failure of debtors constituting eligible receivables to pay when due. The Company maintains insurance on behalf of the third-party purchaser to cover any losses due to the failure of debtors constituting

GRAHAM PACKAGING HOLDINGS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2008

eligible receivables to pay when due. At December 31, 2008 and 2007, the Company had sold $29.9 million and $32.4 million of eligible accounts receivable, respectively, which represent the face amounts of total outstanding receivables at those dates.

Under monitoring agreements, the Company is obligated to make annual payments of $2.0 million and $3.0 million to the Graham Family Investors and Blackstone Management Partners III L.L.C., respectively.

20. Contingencies and Legal Proceedings

On November 3, 2006, the Company filed a complaint with the Supreme Court of the State of New York against Owens-Illinois, Inc. and OI Plastic Products FTS, Inc. (collectively, “OI”). The complaint alleges certain misrepresentations by OI in connection with the Company’s 2004 purchase of O-I Plastic and seeks damages in excess of $30 million. In December 2006, OI filed an Answer and Counterclaim, seeking to rescind a Settlement Agreement entered into between OI and the Company in April 2005, and disgorgement of more than $39 million paid by OI to the Company in compliance with that Settlement Agreement. The Company filed a Motion to Dismiss the Counterclaim in July 2007, which was granted by the Court in October 2007. On August 1, 2007, the Company filed an Amended Complaint to add additional claims seeking indemnification from OI for claims made against the Company by former OI employees pertaining to their pension benefits. These claims arise from an arbitration between the Company and Glass, Molders, Pottery, Plastic & Allied Workers, Local #171 (the “Union”) that resulted in an award on April 23, 2007, in favor of the Union. The Arbitrator ruled that the Company had failed to honor certain pension obligations for past years of service to former employees of OI, whose seven Union-represented plants were acquired by the Company in October 2004. In the Amended Complaint, the Company maintains that under Section 8.2 of the Stock Purchase Agreement between the Company and OI, OI is obligated to indemnify the Company for any losses associated with differences in the two companies’ pension plans including any losses incurred in connection with the Arbitration award. The litigation is proceeding.

The Company is a party to various other litigation matters arising in the ordinary course of business. The ultimate legal and financial liability of the Company with respect to such litigation cannot be estimated with certainty, but management believes, based on its examination of these matters, experience to date and discussions with counsel, that ultimate liability from the Company’s various litigation matters will not be material to the business, financial condition, results of operations or cash flows of the Company.

GRAHAM PACKAGING HOLDINGS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2008

21. Segment Information

The Company is organized and managed on a geographical basis in three operating segments: North America, Europe and South America. The accounting policies of the segments are consistent with those described in Note 1. The Company’s measure of segment profit or loss is operating income. Segment information for the three years ended December 31, 2008, representing the reportable segments currently utilized by the chief operating decision makers, was as follows:

	Year	North America	Europe	South America	Eliminations	Total
					(a)
	(In thousands)
Net sales (b)(c)	2008	$2,196,048	$274,382	$89,747	$(1,223)	$2,558,954
	2007	2,140,470	256,841	75,471	(1,897)	2,470,885
	2006	2,220,713	215,573	64,578	(496)	2,500,368

Operating income (loss)	2008	$120,251	$30,157	$(4,627)	$—	$145,781
	2007	19,862	8,181	764	—	28,807
	2006	123,946	3,150	(9,795)	—	117,301

Depreciation and amortization	2008	$149,221	$20,516	$5,269	$—	$175,006
	2007	175,699	20,881	4,511	—	201,091
	2006	178,961	19,867	5,170	—	203,998

Asset impairment charges	2008	$86,861	$3,534	$5,669	$—	$96,064
	2007	137,900	18,150	1,642	—	157,692
	2006	2,942	11,935	10,984	—	25,861

Interest expense, net	2008	$174,128	$2,678	$2,432	$—	$179,238
	2007	204,432	3,193	1,877	—	209,502
	2006	203,338	2,520	937	—	206,795

Income tax provision (benefit)	2008	$3,481	$9,581	$(152)	$—	$12,910
	2007	9,559	9,510	629	—	19,698
	2006	19,834	7,285	447	—	27,566

Identifiable assets (b)(c)(d)	2008	$870,493	$151,436	$38,665	$—	$1,060,594
	2007	1,014,642	182,497	45,279	—	1,242,418

Goodwill	2008	$277,499	$15,826	$35	$—	$293,360
	2007	286,295	18,607	1,817	—	306,719

Cash paid for property, plant and equipment	2008	$116,442	$20,767	$11,367	$—	$148,576
	2007	123,617	20,584	9,184	—	153,385
	2006	164,330	18,869	7,340	—	190,539

(a)	To eliminate intercompany transactions.
(b)	The Company’s net sales for Europe include countries having significant sales as follows:

	Year Ended December 31,
	2008	2007	2006
	(In millions)
Poland	$63.7	$59.5	$46.4
France	34.4	34.5	29.8
Rotselaar (Belgium)	52.6	46.9	39.9
Spain	40.8	38.2	35.9

GRAHAM PACKAGING HOLDINGS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2008

The Company’s identifiable assets for Europe include countries having significant identifiable assets as follows:

	December 31,
	2008	2007
	(In millions)
Poland	$37.7	$46.7
France	20.1	38.3
Rotselaar (Belgium)	31.1	33.0
Spain	27.6	30.1

(c)	The Company’s net sales for North America include sales in Mexico which totaled approximately $150.4 million, $138.4 million and $143.4 million for the years ended December 31, 2008, 2007 and 2006, respectively. Identifiable assets in Mexico totaled approximately $51.6 million and $59.7 million as of December 31, 2008 and 2007, respectively. Approximately all of the North America reportable segment’s remaining net sales and identifiable assets are in the United States.
(d)	Represents property, plant and equipment, net.

Product Net Sales Information

The following is supplemental information on net sales by product category:

	Food and Beverage	Household	Automotive Lubricants	Personal Care/Specialty	Total
	(In thousands)
2008	$1,561,273	$491,641	$319,253	$186,787	$2,558,954
2007	1,488,699	499,101	277,874	205,211	2,470,885
2006	1,465,272	505,218	284,726	245,152	2,500,368

22. Condensed Guarantor Data

On October 7, 2004, the Operating Company and CapCo I co-issued $250.0 million aggregate principal amount of 8.5% Senior Notes due 2012 and $375.0 million aggregate principal amount of 9.875% Senior Subordinated Notes due 2014. Holdings and the domestic subsidiaries of the Operating Company have fully and unconditionally guaranteed these notes. These guarantees are both joint and several. Both the Operating Company and CapCo I are 100%-owned subsidiaries of Holdings.

The following condensed consolidating information presents, in separate columns, the condensed consolidating balance sheets as of December 31, 2008 and 2007, and the related condensed consolidating statements of operations and condensed consolidating statements of cash flows for the years ended December 31, 2008, 2007 and 2006, for (i) Holdings on a parent only basis, with its investments in the Operating Company and CapCo I recorded under the equity method, (ii) the Operating Company, a wholly-owned subsidiary of Holdings, on a parent only basis, with its investments in subsidiaries recorded under the equity method, (iii) the guarantor domestic subsidiaries of the Operating Company, (iv) the non-guarantor subsidiaries of the Company, (v) CapCo I, a co-issuer of the Notes, and (vi) the Company on a consolidated basis.

GRAHAM PACKAGING HOLDINGS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2008

GRAHAM PACKAGING HOLDINGS COMPANY

CONDENSED CONSOLIDATING BALANCE SHEET

AS OF DECEMBER 31, 2008

(In thousands)

	Graham Packaging Holdings Company	Graham Packaging Company, L.P.	Guarantors	Non- Guarantors	GPC Capital Corp. I	Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$—	$35,297	$1	$8,581	$—	$—	$43,879
Accounts receivable, net	—	76,329	80,465	76,940	—	—	233,734
Inventories	—	85,062	90,649	48,650	—	—	224,361
Deferred income taxes	—	—	—	2,829	—	—	2,829
Prepaid expenses and other current assets	—	8,603	25,469	23,176	—	—	57,248

Total current assets	—	205,291	196,584	160,176	—	—	562,051
Property, plant and equipment, net	—	441,140	375,364	244,090	—	—	1,060,594
Intangible assets, net	—	6,794	34,614	4,850	—	—	46,258
Goodwill	—	8,821	235,924	48,615	—	—	293,360
Net intercompany	—	1,167,268	—	—	—	(1,167,268)	—
Investment in subsidiaries	—	91,733	232,679	—	—	(324,412)	—
Other non-current assets	—	39,196	240	5,151	—	—	44,587

Total assets	$—	$1,960,243	$1,075,405	$462,882	$—	$(1,491,680)	$2,006,850

LIABILITIES AND PARTNERS’ CAPITAL (DEFICIT)
Current liabilities:
Current portion of long-term debt	$—	$47,278	$292	$9,329	$—	$—	$56,899
Accounts payable	—	43,416	20,038	37,324	—	—	100,778
Accrued expenses and other current liabilities	—	108,549	33,470	50,188	—	—	192,207
Deferred revenue	—	19,623	9,878	5,145	—	—	34,646

Total current liabilities	—	218,866	63,678	101,986	—	—	384,530
Long-term debt	—	2,440,521	582	1,236	—	—	2,442,339
Deferred income taxes	—	258	7,015	12,396	—	—	19,669
Other non-current liabilities	—	72,834	21,049	25,754	—	—	119,637
Investment in subsidiaries	772,236	—	—	—	—	(772,236)	—
Net intercompany	187,089	—	947,879	32,300	—	(1,167,268)	—
Commitments and contingent liabilities
Partners’ capital (deficit)	(959,325)	(772,236)	35,202	289,210	—	447,824	(959,325)

Total liabilities and partners’ capital (deficit)	$—	$1,960,243	$1,075,405	$462,882	$—	$(1,491,680)	$2,006,850

GRAHAM PACKAGING HOLDINGS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2008

GRAHAM PACKAGING HOLDINGS COMPANY

CONDENSED CONSOLIDATING BALANCE SHEET

AS OF DECEMBER 31, 2007

(In thousands)

	Graham Packaging Holdings Company	Graham Packaging Company, L.P.	Guarantors	Non- Guarantors	GPC Capital Corp. I	Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$—	$3,815	$2	$14,497	$—	$—	$18,314
Accounts receivable, net	—	82,376	85,232	80,345	—	—	247,953
Inventories	—	90,207	125,974	50,003	—	—	266,184
Deferred income taxes	—	—	3,564	3,956	—	—	7,520
Prepaid expenses and other current assets	—	5,891	2,636	32,171	—	—	40,698

Total current assets	—	182,289	217,408	180,972	—	—	580,669
Property, plant and equipment, net	—	493,442	456,634	292,342	—	—	1,242,418
Intangible assets, net	—	6,397	39,657	6,798	—	—	52,852
Goodwill	—	9,246	235,924	61,549	—	—	306,719
Net intercompany	—	1,175,957	—	—	—	(1,175,957)	—
Investment in subsidiaries	—	214,570	274,025	—	—	(488,595)	—
Other non-current assets	—	46,573	355	4,247	—	—	51,175

Total assets	$—	$2,128,474	$1,224,003	$545,908	$—	$(1,664,552)	$2,233,833

LIABILITIES AND PARTNERS’ CAPITAL (DEFICIT)
Current liabilities:
Current portion of long-term debt	$—	$30,878	$228	$14,589	$—	$—	$45,695
Accounts payable	—	58,760	60,255	47,558	—	—	166,573
Accrued expenses and other current liabilities	—	102,208	29,140	53,211	—	—	184,559
Deferred revenue	—	11,076	7,057	6,891	—	—	25,024

Total current liabilities	—	202,922	96,680	122,249	—	—	421,851
Long-term debt	—	2,487,756	518	363	—	—	2,488,637
Deferred income taxes	—	300	12,599	12,879	—	—	25,778
Other non-current liabilities	—	37,804	15,187	31,973	—	—	84,964
Investment in subsidiaries	600,308	—	—		—	(600,308)	—
Net intercompany	187,089	—	940,797	48,071	—	(1,175,957)	—
Commitments and contingent liabilities
Partners’ capital (deficit)	(787,397)	(600,308)	158,222	330,373	—	111,713	(787,397)

Total liabilities and partners’ capital (deficit)	$—	$2,128,474	$1,224,003	$545,908	$—	$(1,664,552)	$2,233,833

GRAHAM PACKAGING HOLDINGS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2008

GRAHAM PACKAGING HOLDINGS COMPANY

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2008

(In thousands)

	Graham Packaging Holdings Company	Graham Packaging Company, L.P.	Guarantors	Non- Guarantors	CapCo I	Eliminations	Consolidated
Net sales	$—	$1,123,516	$982,529	$535,455	$—	$(82,546)	$2,558,954
Cost of goods sold	—	936,017	882,295	447,001	—	(82,546)	2,182,767

Gross profit	—	187,499	100,234	88,454	—	—	376,187
Selling, general and administrative expenses	—	52,605	46,985	27,918	—	—	127,508
Asset impairment charges	—	42,095	43,800	10,169	—	—	96,064
Net loss (gain) on disposal of property, plant and equipment	—	3,733	3,250	(149)	—	—	6,834

Operating income	—	89,066	6,199	50,516	—	—	145,781
Interest expense, net	—	102,519	71,488	5,231	—	—	179,238
Other (income) expense, net	—	(5,131)	(170)	(518)	—	6,223	404
Equity in loss (earnings) of subsidiaries	57,277	48,659	(5,670)	—	—	(100,266)	—

(Loss) income before income taxes	(57,277)	(56,981)	(59,449)	45,803	—	94,043	(33,861)
Income tax provision	—	296	486	12,128	—	—	12,910

(Loss) income from continuing operations	(57,277)	(57,277)	(59,935)	33,675	—	94,043	(46,771)
Loss from discontinued operations	—	—	—	(10,506)	—	—	(10,506)

Net (loss) income	$(57,277)	$(57,277)	$(59,935)	$23,169	$—	$94,043	$(57,277)

GRAHAM PACKAGING HOLDINGS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2008

GRAHAM PACKAGING HOLDINGS COMPANY

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2007

(In thousands)

	Graham Packaging Holdings Company	Graham Packaging Company, L.P.	Guarantors	Non- Guarantors	CapCo I	Eliminations	Consolidated
Net sales	$—	$1,059,573	$1,007,442	$493,235	$—	$(89,365)	$2,470,885
Cost of goods sold	—	892,328	909,078	416,694	—	(89,365)	2,128,735

Gross profit	—	167,245	98,364	76,541	—	—	342,150
Selling, general and administrative expenses	—	56,049	51,072	29,071	—	—	136,192
Asset impairment charges	—	52,789	80,792	24,111	—	—	157,692
Net loss on disposal of property, plant and equipment	—	9,602	9,100	757	—	—	19,459

Operating income (loss)	—	48,805	(42,600)	22,602	—	—	28,807
Interest expense, net	—	124,185	79,294	6,023	—	—	209,502
Other expense (income), net	—	(10,276)	(7,152)	2,731	—	16,701	2,004
Equity in loss of subsidiaries	206,052	143,437	21,931	—	—	(371,420)	—

(Loss) income before income taxes	(206,052)	(208,541)	(136,673)	13,848	—	354,719	(182,699)
Income tax provision	—	(2,489)	1,837	20,350	—	—	19,698

(Loss) income from continuing operations	(206,052)	(206,052)	(138,510)	(6,502)	—	354,719	(202,397)
Loss from discontinued operations	—	—	—	(3,655)	—	—	(3,655)

Net (loss) income	$(206,052)	$(206,052)	$(138,510)	$(10,157)	$—	$354,719	$(206,052)

GRAHAM PACKAGING HOLDINGS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2008

GRAHAM PACKAGING HOLDINGS COMPANY

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2006

(In thousands)

	Graham Packaging Holdings Company	Graham Packaging Company, L.P.	Guarantors	Non- Guarantors	CapCo I	Eliminations	Consolidated
Net sales	$—	$1,078,906	$1,060,141	$446,163	$—	$(84,842)	$2,500,368
Cost of goods sold	—	911,341	989,062	396,098	—	(84,842)	2,211,659

Gross profit	—	167,565	71,079	50,065	—	—	288,709
Selling, general and administrative expenses	—	56,731	49,385	25,162	—	—	131,278
Asset impairment charges	—	1,991	1,830	22,040	—	—	25,861
Net loss on disposal of property, plant and equipment	—	5,396	8,019	854	—	—	14,269

Operating income	—	103,447	11,845	2,009	—	—	117,301
Interest expense, net	—	124,336	77,542	4,917	—	—	206,795
Other expense (income), net	—	3,859	(4,171)	4,285	—	(1,778)	2,195
Equity in loss of subsidiaries	120,376	91,541	37,882	—	—	(249,799)	—

(Loss) income before income taxes	(120,376)	(116,289)	(99,408)	(7,193)	—	251,577	(91,689)
Income tax provision	—	4,087	6,829	16,650	—	—	27,566

(Loss) income from continuing operations	(120,376)	(120,376)	(106,237)	(23,843)	—	251,577	(119,255)
Loss from discontinued operations	—	—	—	(1,121)	—	—	(1,121)

Net (loss) income	$(120,376)	$(120,376)	$(106,237)	$(24,964)	$—	$251,577	$(120,376)

GRAHAM PACKAGING HOLDINGS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2008

GRAHAM PACKAGING HOLDINGS COMPANY

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2008

(In thousands)

	Graham Packaging Holdings Company	Graham Packaging Company, L.P.	Guarantors	Non- Guarantors	GPC Capital Corp. I	Eliminations	Consolidated
Operating activities:
Net cash provided by (used in) operating activities	$—	$117,687	$43,377	$56,497	$—	$(6,360)	$211,201

Investing activities:
Net cash paid for property, plant and equipment	—	(57,989)	(43,378)	(43,053)	—	—	(144,420)
Acquisition of/investment in a business, net of cash acquired	—	51	(7,012)	662	—	6,299	—
Intercompany investing activities	—	2,985	7,288	—	—	(10,273)	—

Net cash (used in) provided by investing activities	—	(54,953)	(43,102)	(42,391)	—	(3,974)	(144,420)

Financing activities:
Proceeds from issuance of long-term debt	—	224,030	—	104,152	—	—	328,182
Payment of long-term debt	—	(255,522)	(276)	(106,226)	—	—	(362,024)
Proceeds from issuance of partnership units	—	240	—	—	—	—	240
Intercompany financing activities	—	—	—	(10,273)	—	10,273	—

Net cash (used in) provided by financing activities	—	(31,252)	(276)	(12,347)	—	10,273	(33,602)

Effect of exchange rate changes on cash and cash equivalents	—	—	—	(7,675)	—	61	(7,614)

Increase (decrease) in cash and cash equivalents	—	31,482	(1)	(5,916)	—	—	25,565
Cash and cash equivalents at beginning of year	—	3,815	2	14,497	—	—	18,314

Cash and cash equivalents at end of year	$—	$35,297	$1	$8,581	$—	$—	$43,879

GRAHAM PACKAGING HOLDINGS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2008

GRAHAM PACKAGING HOLDINGS COMPANY

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2007

(In thousands)

	Graham Packaging Holdings Company	Graham Packaging Company, L.P.	Guarantors	Non- Guarantors	GPC Capital Corp. I	Eliminations	Consolidated
Operating activities:
Net cash provided by operating activities	$—	$100,693	$57,871	$15,666	$—	$—	$174,230

Investing activities:
Net cash paid for property, plant and equipment	—	(62,039)	(51,913)	(35,155)	—	—	(149,107)
Acquisition of/investment in a business, net of cash acquired	—	(5,165)	(5,825)	10,990	—	—	—

Net cash used in investing activities	—	(67,204)	(57,738)	(24,165)	—	—	(149,107)

Financing activities:
Proceeds from issuance of long-term debt	—	598,298	—	69,163	—	—	667,461
Payment of long-term debt	—	(621,788)	(132)	(61,120)	—	—	(683,040)
Purchase of partnership units	—	(3,140)	—	—	—	—	(3,140)
Debt issuance fees	—	(4,500)	—	—	—	—	(4,500)

Net cash (used in) provided by financing activities	—	(31,130)	(132)	8,043	—	—	(23,219)

Effect of exchange rate changes on cash and cash equivalents	—	—	—	3,083	—	—	3,083

Increase in cash and cash equivalents	—	2,359	1	2,627	—	—	4,987
Cash and cash equivalents at beginning of year	—	1,456	1	11,870	—	—	13,327

Cash and cash equivalents at end of year	$—	$3,815	$2	$14,497	$—	$—	$18,314

GRAHAM PACKAGING HOLDINGS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2008

GRAHAM PACKAGING HOLDINGS COMPANY

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2006

(In thousands)

	Graham Packaging Holdings Company	Graham Packaging Company, L.P.	Guarantors	Non- Guarantors	GPC Capital Corp. I	Eliminations	Consolidated
Operating activities:
Net cash provided by operating activities	$—	$171,366	$60,161	$31,424	$—	$—	$262,951

Investing activities:
Net cash paid for property, plant and equipment	—	(80,809)	(57,631)	(32,494)	—	—	(170,934)
Acquisition of/investment in a business, net of cash acquired	—	2,198	(2,530)	(1,094)	—	—	(1,426)

Net cash used in investing activities	—	(78,611)	(60,161)	(33,588)	—	—	(172,360)

Financing activities:
Proceeds from issuance of long-term debt	—	763,949	—	45,879	—	—	809,828
Payment of long-term debt	—	(865,852)	—	(47,870)	—	—	(913,722)
Proceeds from issuance of partnership units	—	297	—	—	—	—	297
Debt issuance fees	—	(1,000)	—	—	—	—	(1,000)

Net cash used in financing activities	—	(102,606)	—	(1,991)	—	—	(104,597)

Effect of exchange rate changes on cash and cash equivalents	—	—	—	649	—	—	649

Decrease in cash and cash equivalents	—	(9,851)	—	(3,506)	—	—	(13,357)
Cash and cash equivalents at beginning of year	—	11,307	1	15,376	—	—	26,684

Cash and cash equivalents at end of year	$—	$1,456	$1	$11,870	$—	$—	$13,327

GRAHAM PACKAGING HOLDINGS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2008

23. Pending Transaction

On July 1, 2008, the Company’s partners (“Sellers”) and the Company, including CapCo II, entered into an Equity Purchase Agreement with Hicks Acquisition Company I, Inc. (“HACI”), a publicly traded special purpose acquisition company, pursuant to which, through a series of transactions, HACI’s stockholders would acquire a majority of the outstanding common stock of CapCo II and CapCo II would own, either directly or indirectly, 100% of the partnership interests of the Operating Company.

Subsequent to December 31, 2008, on July 31, 2009, HACI exercised its right under the First Amendment to the Equity Purchase Agreement between HACI and the Company’s partners and the Company, including CapCo II, to terminate the Equity Purchase Agreement.

24. Loss Per Unit

Basic net loss per unit as presented on the accompanying consolidated statements of operations is computed by dividing net loss available to partners by the weighted average number of units outstanding for the period. Diluted net loss per unit reflects the potential dilution that could occur if options were exercised that then shared in the income available to the partners subject to anti-dilution limitations. For the years ended December 31, 2008, 2007 and 2006, 1,310.1, 1,446.4 and 1,778.4 potential options to purchase units, respectively have been excluded from the computation of diluted net loss per unit, due primarily to related contingencies not being met as of the reporting dates.

25. Subsequent Events

a. Discontinued Operations

For purposes of determining discontinued operations, the Company has determined that, in general, the plant or operating location is a component of an entity within the context of SFAS 144, “Impairment or Disposal of Long-Lived Assets.” A component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Company. The Company routinely evaluates its manufacturing base and closes non-performing locations. The Company evaluates the results of closed operations both quantitatively and qualitatively to determine the appropriateness of reporting the results as discontinued operations. Locations sold, where the Company retains the customer relationships, are excluded from discontinued operations, as the Company retains the direct cash flows resulting from the migration of revenue to other facilities.

GRAHAM PACKAGING HOLDINGS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2008

Subsequent to December 31, 2008, the Company signed a Letter of Intent in the second quarter of 2009 to sell all of the shares of its wholly-owned subsidiary Graham Emballages Plastiques S.A.S., located in Meaux, France, to an independent third party for one euro. The agreement of sale has been signed by all parties and the Company expects that the transaction will be completed in the fourth quarter of 2009. The Company’s exit from this location was due to the failure of this subsidiary to meet internal financial performance criteria. Accordingly, during the third quarter of 2009, the Company had determined the results of operations for this location, which had previously been reported in the Europe segment, would be reported as discontinued operations, in accordance with the guidance under SFAS 144. The accompanying consolidated statements of operations have been restated to reflect these discontinued operations. The following table summarizes the operating results for this location for the periods presented:

	Year Ended December 31,
	2008	2007	2006
	(in thousands)
Net sales	$24,703	$22,586	$20,568
Cost of goods sold	26,873	25,547	21,780
Selling, general and administrative expenses	245	295	136
Asset impairment charges	7,858	161	14
Net loss (gain) on disposal of property, plant and equipment	—	2	(418)
Interest expense	236	185	156
Other (income) expense	(3)	1	(3)
Income tax provision	—	50	24

Net loss from discontinued operations	$(10,506)	$(3,655)	$(1,121)

The Company also had a cumulative foreign currency translation adjustment of $0.6 million related to this subsidiary that was charged against asset impairment charges. The assets and liabilities of this subsidiary are not significant and have not been segregated in the Consolidated Balance Sheets.

As a result of the discontinued operations, the accompanying consolidated statements of operations and notes 21 and 22 to consolidated financial statements (Segment Information and Condensed Guarantor Data, respectively) have been adjusted to reflect these discontinued operations. Additionally, certain other disclosures are updated as follows:

•

Depreciation expense from discontinued operations excluded from the accompanying consolidated financial statements for the years ended December 31, 2008, 2007 and 2006 was $2.3 million, $2.0 million and $1.5 million, respectively.

•

For the years ended December 31, 2008, 2007 and 2006, 71.1%, 71.7% and 72.6% of the Company’s net sales from continuing operations, respectively, were generated by its top twenty customers. The Company’s sales to PepsiCo, our largest customer, were 13.3%, 14.0% and 17.2% of total sales from continuing operations for the years ended December 31, 2008, 2007 and 2006, respectively. All of these sales were made in North America.

GRAHAM PACKAGING HOLDINGS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2008

•

The components of asset impairment charges in the Consolidated Statements of Operations for the years ended December 31, as restated for discontinued operations, exclude the following impairment charges related to discontinued operations:

	Year ended December 31,
	2008	2007	2006
	(In thousands)
Property, plant and equipment	$7,858	$161	$14

The above impairment amounts relate to the Europe geographic segment. During the nine months ended September 30, 2009, the Company recognized $4.1 million of impairment charges related to these discontinued operations.

•

Net deferred income tax assets that result from temporary differences between the reported amounts and the tax bases of the assets and liabilities related to discontinued operations, exclusive of a valuation allowance of $9,568 and $6,865, respectively, are approximately $9,568 and $6,865 at December 31, 2008 and 2007, respectively. These amounts relate primarily to net operating loss carryforwards. The income tax provision related to discontinued operations for the years ended December 31, 2008, 2007 and 2006 was $0, $50 and $24, respectively.

In accordance with the terms of the agreement, the Company will be required to fund 3.5 million euros (approximately $5.1 million), net of certain adjustments, including the balance of cash on hand, as defined within the agreement. As a result, the Company will recognize a charge subsequent to September 30, 2009, for the amount of this net payment.

b. Credit Agreement Amendment

Subsequent to year end, on May 28, 2009, the Company entered into the Fourth Amendment to the Credit Agreement (the “Amendment”), amending the Company’s credit agreement, dated as of October 7, 2004 (the “Credit Agreement”). Pursuant to the Amendment, certain term loan lenders have agreed to extend the maturity of $1,200.0 million of such term loans, and the LIBOR margin with respect to such extended term loans has been increased, as further discussed below. The maturity date and interest margins with respect to those term loans held by lenders that did not consent to extend the maturity of their term loans remain unchanged. In addition, pursuant to the Amendment, certain revolving credit lenders have agreed to extend the maturity of $112.8 million of revolving credit commitments, and the LIBOR margin with respect to revolving credit loans made pursuant to such extended revolving credit commitments has been increased, as further discussed below. The maturity date, interest margins and commitment fee with respect to those revolving credit commitments held by lenders that did not consent to extend the maturity of their revolving credit commitments remain unchanged. The Company also voluntarily reduced the amount of total revolving credit commitments available to it under the Credit Agreement from $250.0 million to $248.0 million.

After giving effect to the Amendment, the Credit Agreement consists of a non-extended senior secured term loan (“Term Loan B”) and an extended senior secured term loan (“Term Loan C” and, together with the Term Loan B, the “Term Loans” or “Term Loan Facility”) to the Operating Company in aggregate principal amounts of $611.6 million and $1,172.9 million ($1,194.0 million outstanding less $21.1 million unamortized discount) as of September 30, 2009, respectively. In addition, after giving effect to the Amendment, the Credit Agreement consists of a non-extended senior secured revolving credit facility (“Non-Extending Revolver”) and an extended senior secured revolving credit facility (“Extending Revolver” and, together with the Non-Extending Revolver, the “Revolver”) in aggregate principal amounts available of $135.2 million and $112.8 million, respectively. The

GRAHAM PACKAGING HOLDINGS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2008

obligations of the Operating Company and GPC Capital Corp. I (“CapCo I”) under the Credit Agreement are guaranteed by Holdings and certain domestic subsidiaries of the Operating Company.

The Term Loan B is payable in quarterly installments and requires payments of $1.6 million in the fourth quarter of 2009, $6.3 million in 2010 and $603.7 million in 2011 (disregarding any mandatory or voluntary prepayments that may reduce such scheduled amortization payments). The final maturity date of the Term Loan B is October 7, 2011. The Term Loan C is payable in quarterly installments and requires payments of $3.0 million in the fourth quarter of 2009, $12.0 million in each of 2010, 2011, 2012 and 2013 and $1,143.0 million in 2014 (disregarding any mandatory or voluntary prepayments that may reduce such scheduled amortization payments). The final maturity date of the Term Loan C is the earlier of April 5, 2014, and the date that is 91 days prior to the maturity of the Company’s 8.50% senior notes due October 2012 if such senior notes have not been repaid or refinanced in full by such date.

The Non-Extending Revolver expires on October 7, 2010, and the Extending Revolver expires on the earlier of October 1, 2013, and the date that is 91 days prior to the maturity of the Company’s 8.50% senior notes due October 2012 if such senior notes have not been repaid or refinanced in full by such date. Availability under the Revolver as of September 30, 2009, was $237.3 million (as reduced by $10.7 million of outstanding letters of credit).

Interest under the Term Loan B and the Non-Extending Revolver is payable at (a) the “Alternate Base Rate” (“ABR”) (the higher of the Prime Rate or the Federal Funds Rate plus 0.50%) plus a margin ranging from 1.00% to 1.75%; or (b) the “Eurodollar Rate” (the applicable interest rate offered to banks in the London interbank eurocurrency market) plus a margin ranging from 2.00% to 2.75%. Interest under the Term Loan C and the Extending Revolver is payable at (a) the “Adjusted Alternate Base Rate” (the higher of (x) the Prime Rate plus a margin of 3.25%; (y) the Federal Funds Rate plus a margin of 3.75%; or (z) the one-month Eurodollar Rate, subject to a floor of 2.50%, plus a margin of 4.25%); or (b) the Eurodollar Rate, subject to a floor of 2.50%, plus a margin of 4.25%. A commitment fee of 0.50% is due on the unused portion of the Non-Extending Revolver. A commitment fee of 0.75% is due on the unused portion of the Extending Revolver.

The Credit Agreement contains certain affirmative and negative covenants as to the operations and financial condition of the Company, as well as certain restrictions on the payment of dividends and other distributions to Holdings. As of September 30, 2009, the Company was in compliance with all covenants.

Substantially all domestic tangible and intangible assets of the Company are pledged as collateral pursuant to the terms of the Credit Agreement.

In accordance with Emerging Issues Task Force (“EITF”) 96-19, “Accounting for a Modification or Exchange of Debt Instruments,” the Company performed an analysis to determine whether the Amendment would be recorded as an extinguishment of debt or a modification of debt. Based on the Company’s analysis, it was determined that the Amendment qualified as a debt extinguishment under this guidance and, as a result, the Company recorded a gain on debt extinguishment of $0.8 million. The gain on debt extinguishment is comprised of the following items (in millions):

Recorded value of debt subject to amendment, prior to amendment	$1,200.0
Fair value of debt resulting from amendment	(1,177.3)

Gain on extinguished debt, before costs	22.7
Write-off of deferred financing fees on extinguished debt	(9.3)
New issuance costs on extinguished debt	(12.6)

Total	$0.8

GRAHAM PACKAGING HOLDINGS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2008

In conjunction with the Amendment, the Company recorded in the nine months ended September 30, 2009, $2.5 million in deferred financing fees, which are included in other non-current assets on the Condensed Consolidated Balance Sheet (Unaudited) and are being amortized to interest expense over the terms of the respective debt using the effective interest method.

c. Equity Offering and Concurrent Transaction (Unaudited)

The Company is currently pursuing an initial public offering, which is expected to be completed during 2010. Immediately prior to the offering of common stock contemplated by the Company, Graham Packaging Holdings Company and GPC Capital Corp. II, which is currently a subsidiary of the Company, will undergo a reorganization. GPC Capital Corp. II will change its name to Graham Packaging Company Inc. and exchange newly issued shares of its common stock for all of the partnership interests of Graham Packaging Holdings Company.

As a result of these transactions, Graham Packaging Company Inc. will be the parent company of the Company. Further, the Company expects to recognize certain net deferred income tax assets, representing the difference between the financial reporting and tax bases of the Company’s assets and liabilities, and certain other balances that may result from these transactions. These balances will be accounted for by recording deferred income tax assets, net of any required valuation allowance, and such other amounts as appropriate. The amounts recorded upon the completion of these transactions will be determined at the closing based on facts existing at the date of the reorganization described above, and will be dependent upon a number of factors including the final structure, shareholder ownership and balances existing at that date. These amounts could be material to the Company.

GRAHAM PACKAGING HOLDINGS COMPANY

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

	September 30, 2009	December 31, 2008
	(In thousands)
ASSETS
Current assets:
Cash and cash equivalents	$196,823	$43,879
Accounts receivable, net	221,594	233,734
Inventories	189,937	224,361
Deferred income taxes	3,001	2,829
Prepaid expenses and other current assets	38,347	57,248

Total current assets	649,702	562,051
Property, plant and equipment, net	1,045,644	1,060,594
Intangible assets, net	43,769	46,258
Goodwill	294,420	293,360
Other non-current assets	34,026	44,587

Total assets	$2,067,561	$2,006,850

LIABILITIES AND PARTNERS’ CAPITAL (DEFICIT)
Current liabilities:
Current portion of long-term debt	$33,003	$56,899
Accounts payable	130,977	100,778
Accrued expenses and other current liabilities	211,425	192,207
Deferred revenue	30,530	34,646

Total current liabilities	405,935	384,530
Long-term debt	2,409,482	2,442,339
Deferred income taxes	19,123	19,669
Other non-current liabilities	102,622	119,637
Commitments and contingent liabilities (see Notes 15 and 16)
Partners’ capital (deficit):
General partners	(41,046)	(44,372)
Limited partners	(784,622)	(848,307)
Notes and interest receivable for ownership interests	(2,068)	(2,060)
Accumulated other comprehensive income	(41,865)	(64,586)

Total partners’ capital (deficit)	(869,601)	(959,325)

Total liabilities and partners’ capital (deficit)	$2,067,561	$2,006,850

See accompanying notes to condensed consolidated financial statements.

GRAHAM PACKAGING HOLDINGS COMPANY

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2009	2008	2009	2008
	(In thousands, except unit and per unit data)
Net sales	$588,803	$659,127	$1,736,368	$2,003,425
Cost of goods sold	476,926	558,817	1,418,064	1,701,129

Gross profit	111,877	100,310	318,304	302,296
Selling, general and administrative expenses	32,005	31,767	89,410	100,879
Asset impairment charges	6,136	11,807	14,171	11,821
Net loss on disposal of property, plant and equipment	2,110	5,330	4,408	5,615

Operating income	71,626	51,406	210,315	183,981
Interest expense	50,138	42,197	127,019	135,087
Interest income	(360)	(193)	(832)	(520)
Gain on debt extinguishment	—	—	(756)	—
Other (income) expense, net	(520)	615	(2,065)	(720)

Income before income taxes	22,368	8,787	86,949	50,134
Income tax provision	7,430	2,898	16,497	10,674

Income from continuing operations	14,938	5,889	70,452	39,460
Loss from discontinued operations	(2,117)	(202)	(3,924)	(1,707)

Net income	$12,821	$5,687	$66,528	$37,753

Net income allocated to general partners	$641	$284	$3,326	$1,888
Net income allocated to limited partners	$12,180	$5,403	$63,202	$35,865
Earnings per unit:
Income from continuing operations
Basic	$1,115.88	$440.23	$5,262.70	$2,949.70
Diluted	$1,103.60	$430.65	$5,246.56	$2,894.10
Loss from discontinued operations
Basic	$(158.17)	$(15.09)	$(293.05)	$(127.56)
Diluted	$(156.43)	$(14.76)	$(292.15)	$(125.15)
Net income
Basic	$957.71	$425.14	$4,969.65	$2,822.15
Diluted	$947.17	$415.88	$4,954.41	$2,768.95
Weighted average basic partnership units outstanding	13,386.947	13,377.550	13,386.947	13,377.550
Weighted average diluted partnership units outstanding	13,535.879	13,675.162	13,428.124	13,634.581

See accompanying notes to condensed consolidated financial statements.

GRAHAM PACKAGING HOLDINGS COMPANY

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Nine Months Ended September 30,
	2009	2008
	(In thousands)
Operating activities:
Net income	$66,528	$37,753
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	118,554	133,136
Gain on debt extinguishment	(756)	—
Amortization of debt issuance fees	6,392	7,760
Net loss on disposal of property, plant and equipment	4,408	5,615
Pension expense	3,845	1,997
Asset impairment charges	18,308	11,821
Unrealized loss on termination of cash flow hedge accounting	4,896	—
Stock compensation expense	658	2,192
Foreign currency transaction (gain) loss	(143)	203
Interest on receivable for ownership interests	(94)	(91)
Changes in operating assets and liabilities:
Accounts receivable	12,967	7,388
Inventories	32,730	5,692
Prepaid expenses and other current assets	17,774	545
Other non-current assets	(3,476)	(7,928)
Accounts payable and accrued expenses	41,655	15,963
Pension contributions	(15,288)	(7,267)
Other non-current liabilities	(712)	1,928

Net cash provided by operating activities	308,246	216,707

Investing activities:
Cash paid for property, plant and equipment	(104,497)	(99,306)
Proceeds from sale of property, plant and equipment	879	3,299
Purchase of/investment in a business	(1,385)	—

Net cash used in investing activities	(105,003)	(96,007)

Financing activities:
Proceeds from issuance of long-term debt	38,983	296,564
Payment of long-term debt	(76,984)	(322,980)
Purchase of partnership units	(89)	—
Debt issuance fees	(14,977)	—

Net cash used in financing activities	(53,067)	(26,416)

Effect of exchange rate changes on cash and cash equivalents	2,768	(1,671)

Increase in cash and cash equivalents	152,944	92,613
Cash and cash equivalents at beginning of period	43,879	18,314

Cash and cash equivalents at end of period	$196,823	$110,927

Supplemental disclosures
Cash paid for interest, net of amounts capitalized	$111,411	$119,144
Cash paid for income taxes (net of refunds)	12,080	5,470
Non-cash investing and financing activities:
Capital leases	1,551	2,196
Accruals for purchases of property, plant and equipment	15,388	11,500
Accruals for debt issuance fees	153	—

See accompanying notes to condensed consolidated financial statements.

GRAHAM PACKAGING HOLDINGS COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

September 30, 2009

1. Basis of Presentation

The accompanying Condensed Consolidated Financial Statements (Unaudited) of Graham Packaging Holdings Company (“Holdings”), a Pennsylvania limited partnership, have been prepared in accordance with accounting principles generally accepted in the United States of America (“generally accepted accounting principles” or “GAAP”) for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X and therefore do not include all of the information and footnotes required by generally accepted accounting principles for complete annual financial statements. All entities and assets owned by Holdings are referred to collectively with Holdings as the “Company.” Graham Packaging Company, L.P., Holdings’ wholly-owned subsidiary, is referred to as the “Operating Company.” In the opinion of the management of the Company, all adjustments (consisting only of usual recurring adjustments considered necessary for a fair presentation) are reflected in the Condensed Consolidated Financial Statements (Unaudited). The Condensed Consolidated Balance Sheet (Unaudited) as of December 31, 2008, is derived from audited financial statements. The Condensed Consolidated Financial Statements (Unaudited) and notes included in this report should be read in conjunction with the audited consolidated financial statements and notes for the year ended December 31, 2008. The results of operations for the nine months ended September 30, 2009, are not necessarily indicative of the results to be expected for the full year ending December 31, 2009.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued guidance under FASB Accounting Standards Codification (“ASC”) 820-10, “Fair Value Measurements and Disclosures” (formerly Statement of Financial Accounting Standards (“SFAS”) 157, “Fair Value Measurements”). This guidance establishes a single authoritative definition of fair value, sets out a framework to classify the source of information used in fair value measurements, identifies additional factors that must be disclosed about assets and liabilities measured at fair value based on their placement in the new framework and modifies the long-standing accounting presumption that the transaction price of an asset or liability equals its initial fair value. In February 2008, the FASB delayed the effective date for certain non-financial assets and liabilities until January 1, 2009. The Company adopted this guidance effective January 1, 2008, for financial assets and liabilities (see Note 12). The Company adopted this guidance for certain non-financial assets and liabilities effective January 1, 2009, and the adoption had no impact on its financial statements as it relates to these assets and liabilities.

In March 2008, the FASB issued guidance under ASC 815-30, “Derivatives and Hedging—Cash Flow Hedges” (formerly SFAS 161, “Disclosures about Derivative Instruments and Hedging Activities”). This guidance is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance and cash flows. It requires disclosure of the fair values of derivative instruments and their gains and losses in a tabular format. It also requires more information about an entity’s liquidity by requiring disclosure of derivative features that are credit risk-related, and requires cross-referencing within footnotes to enable financial statement users to locate important information about derivative instruments. The Company adopted this guidance effective January 1, 2009 (see Note 13).

In December 2008, the FASB issued guidance under ASC 715, “Defined Benefit Plans” (formerly Staff Position FAS 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets”), which requires enhanced disclosures of the plan assets of an employer’s defined benefit pension or other postretirement benefit plans. The disclosures required under this guidance will include information regarding the investment allocation decisions made for plan assets, the fair value of each major category of plan assets disclosed separately for pension plans and other postretirement benefit plans and the inputs and valuation techniques used to measure the

GRAHAM PACKAGING HOLDINGS COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

September 30, 2009

fair value of plan assets that would be similar to the disclosures about fair value measurements required by ASC 820, “Fair Value Measurements and Disclosures.” The disclosures in this guidance are effective for fiscal years ending after December 15, 2009.

In April 2009, the FASB issued guidance under ASC 825-10-65-1, “Financial Instruments” (formerly Staff Position FAS 107-1 and Accounting Principles Board Opinion (“APB”) 28-1, “Interim Disclosures about Fair Value of Financial Instruments”). This guidance requires disclosures about fair value of financial instruments for interim reporting periods that were previously only required in annual financial statements. This guidance is effective for interim periods ending after June 15, 2009. The Company adopted this guidance effective June 30, 2009 (see Note 12).

In May 2009, the FASB issued guidance under ASC 855, “Subsequent Events” (formerly SFAS 165, “Subsequent Events”). This guidance establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This guidance is effective for interim and annual fiscal periods ending after June 15, 2009. The Company adopted this guidance effective June 30, 2009, and the adoption had no impact on its financial statements.

In June 2009, the FASB issued SFAS 166, “Accounting for Transfers of Financial Assets, an amendment of SFAS 140,” which has not yet been codified in the ASC. SFAS 166 amends SFAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities—a replacement of FASB Statement 125,” to improve the relevance, representational faithfulness and comparability of the information that a reporting entity provides in its financial reports about a transfer of financial assets, the effects a transfer will have on its financial performance and cash flows and any transferor’s continuing involvement in transferred financial assets. This statement is effective for interim and annual reporting periods that begin after November 15, 2009. The Company is currently evaluating the impact that the adoption of SFAS 166 may have on its financial statements.

In June 2009, the FASB issued guidance under ASC 105-10, “Generally Accepted Accounting Principles” (formerly SFAS 168, “FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles”). This guidance establishes the ASC as the single source of authoritative nongovernmental GAAP, superseding existing pronouncements published by the FASB, American Institute of Certified Public Accountants, Emerging Issues Task Force and other accounting bodies. This guidance establishes only one level of authoritative GAAP. All other accounting literature will be considered non-authoritative. The ASC reorganizes the GAAP pronouncements into accounting topics and displays them using a consistent structure. This guidance is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Company adopted this guidance effective July 1, 2009.

Management has determined that all other recently issued accounting pronouncements will not have a material impact on the Company’s financial statements, or do not apply to the Company’s operations.

Derivatives

During 2007, the Company entered into two interest rate collar agreements, which became effective in January 2008, under which the Company purchased a cap at a Eurodollar rate of 4.70% and sold a floor at a weighted average Eurodollar rate of 2.88%, on $385.0 million of term loans. During 2008, the Company entered into four interest rate swap agreements which became effective in August 2009, under which the Company receives variable interest based on the Eurodollar rate and pays fixed interest at a weighted average rate of 4.08%, on $350.0 million of term loans. The interest rate collar and swap agreements were accounted for as cash

GRAHAM PACKAGING HOLDINGS COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

September 30, 2009

flow hedges and were highly effective, as defined by ASC 815, “Derivatives and Hedging,” until January 2009 when the Company elected to roll over its senior secured term loan in one-month increments to reduce its cash interest, as opposed to continuing to roll over its senior secured term loan in three-month increments to match the terms of its interest rate collar agreements. The Company has therefore discontinued hedge accounting for its interest rate collar and swap agreements. The amount recorded in accumulated other comprehensive income (loss) as of the date the Company discontinued hedge accounting for its interest rate collar and swap agreements is being recognized as interest expense over the period in which the previously hedged activity continues to occur. Changes in the fair value of the interest rate collar and swap agreements from that date are also being recognized as interest expense. (See Note 13 for further discussion).

The fair value of the derivatives is determined from sources independent of the Company, including the financial institutions which are party to the derivative instruments. The fair value of derivatives also considers the credit default risk of the paying party. Since hedge accounting was discontinued in early 2009 for the Company’s interest rate collar and swap agreements, no change in fair value was recorded in other comprehensive income for the nine months ended September 30, 2009. The change in fair value on the effective portion of the Company’s interest rate cash flow hedges for the nine months ended September 30, 2008, was recorded in other comprehensive income and was an unrealized loss of $2.4 million and $2.3 million for the three and nine months ended September 30, 2008, respectively. Of the amount recorded within accumulated other comprehensive income (loss) as of September 30, 2009, 59% is expected to be recognized in interest expense in the next twelve months.

During 2009, the Company entered into a $1.2 million foreign currency exchange contract to hedge the exchange rate exposure on a transaction that is denominated in pound sterling. The contract was renewed in the third quarter for another six months and increased to $1.5 million. This foreign currency exchange contract is accounted for as a cash flow hedge and is highly effective as defined by ASC 815, “Derivatives and Hedging.” During 2009, the Company also entered into foreign currency exchange contracts totaling $1.8 million to hedge the exchange rate exposure on transactions denominated in euros; all of these contracts have expired. These foreign currency exchange contracts were not designated as hedges under ASC 815.

With respect to the cash flow hedges, the Company routinely considers the possible impact of counterparty default when assessing whether a hedging relationship continues to be effective. The Company has considered the recent market events in determining the impact, if any, of counterparty default on its cash flow hedges. The cash flow hedges that the Company currently has are with major banking institutions and the Company has concluded that the likelihood of counterparty default is remote.

Comprehensive Income

Included in other comprehensive income and added to net income to determine total comprehensive income are the following:

•	changes in fair value of derivatives designated and accounted for as cash flow hedges;

•	amortization of amounts in accumulated other comprehensive income (loss) as of the date the Company discontinued hedge accounting for its interest rate collar and swap agreements;

•	amortization of prior service costs and unrealized actuarial losses included in net periodic benefit costs for pension and post-retirement plans; and

•	foreign currency translation adjustments.

GRAHAM PACKAGING HOLDINGS COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

September 30, 2009

Option Plans

The Company adopted the guidance under ASC 718-20, “Awards Classifed as Equity,” on January 1, 2006, using the prospective method. In accordance with the guidance under this topic, the Company applied this guidance prospectively to awards issued, modified, repurchased or cancelled after January 1, 2006.

The Company continued to account for equity based compensation to employees for awards outstanding as of January 1, 2006, using the intrinsic value method allowed by the guidance in ASC 718-10-30, “Stock Compensation Initial Measurement.” The exercise prices of all unit options were equal to or greater than the fair value of the units on the dates of the grants and, accordingly, no compensation cost has been recognized for these options.

A summary of the changes in the unit options outstanding under the option plans for the nine months ended September 30, 2009, is as follows:

	Options	Weighted Average Exercise Price/Option	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in millions)
Outstanding at January 1, 2009	1,310.1	$31,976
Granted (1)	174.0	25,122
Exercised	—	—
Forfeited (2)	(122.6)	26,337

Outstanding at September 30, 2009	1,361.5	$31,608	7.4	$25.9

Vested or expected to vest	1,119.0	$32,516	7.3	$20.3
Exercisable at September 30, 2009	697.0	$32,306	6.9	$12.8

(1)	In the first nine months of 2009, the Company granted options to purchase 174.0 limited partnership units in Holdings. As a result, the Company will incur incremental compensation expense of approximately $0.6 million over the four-year vesting period of the options. The incremental expense recorded during the nine months ended September 30, 2009, was $0.1 million.
(2)	Pursuant to the employment agreement effective December 4, 2006, for Warren D. Knowlton, the Company’s former Chief Executive Officer and current Executive Chairman, Mr. Knowlton received an option (the “Performance Option”) to purchase 147.9 limited partnership units in Holdings that vests upon (A) the Blackstone Investors’ (as defined herein) sale of their entire interest in the Company and (B) the attainment of certain financial performance goals established by the Company. Seventy-five percent, or 110.9, of the limited partnership units in Holdings subject to Mr. Knowlton’s Performance Option were forfeited automatically when Mr. Knowlton ceased to be Chief Executive Officer of the Company. These 110.9 options are reflected as “forfeited” in the table above.

Equity Investments

Investments in which the Company owns 20% to 50% of the common stock of, or otherwise exercises significant influence over, an investee are accounted for under the equity method. Under the equity method of accounting, investments are stated at initial cost and are adjusted for subsequent additional investments, the proportionate share of earnings and losses and distributions. The Company reviews the value of equity method investments and records impairment charges in the consolidated statement of operations for any decline in value that is determined to be other-than-temporary.

GRAHAM PACKAGING HOLDINGS COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

September 30, 2009

On August 12, 2009, the Company purchased a 22% interest in PPI Blow Pack Private Limited, an Indian limited liability company, for $1.4 million which is being accounted for under the equity method of accounting and is reflected in other non-current assets.

Subsequent Events

The Company has evaluated subsequent events that have occurred after the balance sheet date but before the financial statements were available to be issued, which the Company considers to be the date of filing with the Securities and Exchange Commission. The Company plans to announce the pursuit of an initial public offering which is further described in Note 23. The Company has concluded that no other events or transactions have occurred that would require adjustments to, or disclosure in, its financial statements.

2. Discontinued Operations

For purposes of determining discontinued operations, the Company has determined that, in general, the plant or operating location is a component of an entity within the context of ASC 360-10-35-15, “Subsequent Measurement—Impairment or Disposal of Long-Lived Assets.” A component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Company. The Company routinely evaluates its manufacturing base and closes non-performing locations. The Company evaluates the results of closed operations both quantitatively and qualitatively to determine the appropriateness of reporting the results as discontinued operations. Locations sold, where the Company retains the customer relationships, are excluded from discontinued operations, as the Company retains the direct cash flows resulting from the migration of revenue to other facilities.

The Company signed a Letter of Intent in the second quarter of 2009 to sell all of the shares of its wholly-owned subsidiary Graham Emballages Plastiques S.A.S., located in Meaux, France, to an independent third party for one euro. The agreement of sale has been signed by all parties and the Company expects that the transaction will be completed in the fourth quarter of 2009. The Company’s exit from this location was due to the failure of this subsidiary to meet internal financial performance criteria. Accordingly, during the third quarter, the Company had determined the results of operations for this location, which are part of the Europe segment, would be reported as discontinued operations in the Condensed Consolidated Statements of Operations (Unaudited), in accordance with the guidance under ASC 205-20, “Discontinued Operations.” The accompanying condensed consolidated statements of operations and related notes to condensed consolidated financial statements have been restated to reflect these discontinued operations. The following table summarizes the operating results for this location for the periods presented:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2009	2008	2009	2008
	(In thousands)
Net sales	$5,988	$6,446	$14,379	$19,795
Cost of goods sold	3,950	6,535	14,126	21,227
Selling, general and administrative expenses	13	37	4	75
Asset impairment charges	4,138	—	4,138	—
Interest expense, net	4	76	35	200

Loss from discontinued operations	$(2,117)	$(202)	$(3,924)	$(1,707)

GRAHAM PACKAGING HOLDINGS COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

September 30, 2009

The Company also had a cumulative foreign currency translation adjustment of $0.6 million related to this subsidiary that was charged against asset impairment charges. The assets and liabilities of this subsidiary are not significant and have not been segregated in the Condensed Consolidated Balance Sheets (Unaudited).

In accordance with the terms of the agreement, the Company will be required to pay 3.5 million euros (approximately $5.1 million), net of certain adjustments, including the balance of cash on hand, as defined within the agreement. As a result, the Company will recognize a charge subsequent to September 30, 2009, for the amount of this net payment.

3. Accounts Receivable, Net

Accounts receivable, net are presented net of an allowance for doubtful accounts of $5.3 million and $6.5 million at September 30, 2009, and December 31, 2008, respectively. Management performs ongoing credit evaluations of its customers and generally does not require collateral.

4. Concentration of Credit Risk

For the nine months ended September 30, 2009 and 2008, 69.7% and 71.7% of the Company’s net sales were generated by its top twenty customers. The Company’s sales to PepsiCo, the Company’s largest customer, were 11.3% and 14.0% of total sales for the nine months ended September 30, 2009 and 2008, respectively. All of these sales were made in North America.

The Company had $140.7 million and $141.8 million of accounts receivable from its top twenty customers as of September 30, 2009, and December 31, 2008, respectively. The Company had $17.0 million and $16.9 million of accounts receivable from PepsiCo as of September 30, 2009, and December 31, 2008, respectively.

5. Inventories

Inventories, stated at the lower of cost or market, consisted of the following:

	September 30, 2009	December 31, 2008
	(In thousands)
Finished goods	$127,899	$144,394
Raw materials	62,038	79,967

Total	$189,937	$224,361

GRAHAM PACKAGING HOLDINGS COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

September 30, 2009

6. Property, Plant and Equipment, Net

A summary of property, plant and equipment, net is presented in the following table:

	Expected Useful Lives	September 30, 2009	December 31, 2008
	(in years)	(In thousands)
Land		$39,237	$39,424
Buildings and improvements	7-31.5	229,262	225,467
Machinery and equipment	3-15	1,362,151	1,314,791
Molds and tooling	3-5	283,048	273,312
Construction in progress		67,393	68,263

Property, plant and equipment		1,981,091	1,921,257
Less: accumulated depreciation and amortization		935,447	860,663

Property, plant and equipment, net		$1,045,644	$1,060,594

Depreciation expense, including depreciation expense on assets recorded under capital leases, for the three months ended September 30, 2009 and 2008, was $37.4 million and $42.9 million, respectively, and for the nine months ended September 30, 2009 and 2008, was $112.6 million and $126.0 million, respectively.

The Company capitalizes interest on borrowings during the active construction period of major capital projects. Capitalized interest is added to the cost of the underlying assets and is amortized over the useful lives of these assets. Interest capitalized for the nine months ended September 30, 2009 and 2008, was $2.5 million and $3.2 million, respectively.

The Company closed its plant located in Edison, New Jersey in 2008. The land and building at this location, having a carrying value of $6.6 million, are deemed to be held for sale, and as such are reflected in prepaid expenses and other current assets on the Condensed Consolidated Balance Sheets (Unaudited) as of September 30, 2009, and December 31, 2008.

7. Intangible Assets, Net

The gross carrying amount and accumulated amortization of the Company’s intangible assets subject to amortization as of September 30, 2009, were as follows:

	Gross Carrying Amount	Accumulated Amortization	Net	Weighted Average Amortization Period
	(In thousands)
Patented technology	$24,171	$(7,751)	$16,420	10 years
Customer relationships	33,708	(6,365)	27,343	16 years
Non-compete agreement	1,500	(1,494)	6	5 years

Total	$59,379	$(15,610)	$43,769

GRAHAM PACKAGING HOLDINGS COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

September 30, 2009

The gross carrying amount and accumulated amortization of the Company’s intangible assets subject to amortization as of December 31, 2008, were as follows:

	Gross Carrying Amount	Accumulated Amortization	Net	Weighted Average Amortization Period
	(In thousands)
Patented technology	$23,018	$(5,869)	$17,149	10 years
Customer relationships	33,340	(4,507)	28,833	16 years
Licensing agreements	601	(550)	51	1 year
Non-compete agreements	1,500	(1,275)	225	5 years

Total	$58,459	$(12,201)	$46,258

Amortization expense for the three months ended September 30, 2009 and 2008, was $1.3 million and $1.4 million, respectively, and for the nine months ended September 30, 2009 and 2008, was $3.8 million and $4.3 million, respectively. Remaining estimated aggregate amortization expense for 2009 is $1.2 million. The estimated aggregate amortization expense for each of the next five years ending December 31 is as follows (in thousands):

2010	$4,700
2011	4,600
2012	4,600
2013	4,500
2014	4,100

8. Goodwill

The changes in the carrying amount of goodwill were as follows:

	North America Segment	Europe Segment	South America Segment	Total
	(In thousands)
Balance at December 31, 2008	$277,499	$15,826	$35	$293,360
Foreign currency translation adjustments	665	398	(3)	1,060

Balance at September 30, 2009	$278,164	$16,224	$32	$294,420

9. Asset Impairment Charges

The Company identified an indicator of possible impairment of certain assets in Argentina, Brazil, Mexico, Poland and the United States for the nine months ended September 30, 2009, and in Brazil, Canada, Mexico and the United States for the nine months ended September 30, 2008. As a result, the Company evaluated the recoverability of these assets and determined that the undiscounted future cash flows were below the carrying value of these long-lived assets. Additionally, management had no plans to redeploy the majority of these assets. Accordingly, the Company adjusted the carrying value of these long-lived assets to their estimated fair value in accordance with the guidance under ASC 360-10-35-15, “Subsequent Measurement—Impairment or Disposal of Long-lived Assets,” resulting in impairment charges being recorded in continuing operations of $6.1 million and $14.2 million for the three and nine months ended September 30, 2009, respectively, and $11.8 million for each of the three and nine months ended September 30, 2008.

GRAHAM PACKAGING HOLDINGS COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

September 30, 2009

The Company signed a Letter of Intent in the second quarter of 2009 to sell its manufacturing facility located in Meaux, France to an independent third party for one euro. The agreement of sale has been signed by all parties and the Company expects that this transaction will be completed in the fourth quarter of 2009. The Company had concluded that the net assets related to this transaction were fully impaired and recorded an impairment charge within discontinued operations of $4.1 million for each of the three and nine months ended September 30, 2009.

10. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following:

	September 30, 2009	December 31, 2008
	(In thousands)
Accrued employee compensation and benefits	$67,343	$65,460
Accrued interest	37,322	32,969
Accrued sales allowance	22,843	27,425
Other	83,917	66,353

	$211,425	$192,207

In recent years, the Company has initiated a series of restructuring activities to reduce costs, achieve synergies and streamline operations.

For the year ended December 31, 2008, the Company recognized severance expense in the United States of $1.6 million (reflected in cost of goods sold) related to the closure of its plant located in Edison, New Jersey and the related severing of 115 employees, 112 of whom were terminated by September 30, 2009. Substantially all of the cash payments for these termination benefits are expected to be made by March 31, 2010. The Company also recognized severance expense of $1.8 million (reflected in selling, general and administrative expenses) related to the separation of its former Chief Operating Officer on April 30, 2008. Substantially all of the cash payments for these termination benefits are expected to be made by June 30, 2010.

For the year ended December 31, 2007, the Company recognized severance expense in the United States of $2.1 million (reflected predominantly in selling, general and administrative expenses) related to the severing of 59 employees. All of the cash payments for these termination benefits have been made as of March 31, 2009. The Company also recognized severance expense in France of $1.9 million (reflected in selling, general and administrative expenses) in 2007, and reduced the accrual in 2008 and 2009 by $0.3 million and $0.2 million, respectively, related to the severing of 12 employees. All of the cash payments for these termination benefits have been made as of March 31, 2009.

For the year ended December 31, 2006, the Company recognized severance expense in the United States of $1.6 million (reflected predominantly in selling, general and administrative expenses) related to the severing of 46 employees. All of the cash payments for these termination benefits have been made as of March 31, 2008. The Company also recognized severance expense of $5.3 million (reflected in selling, general and administrative expenses) related to the separation of its former Chief Executive Officer and Chief Financial Officer on December 3, 2006. Substantially all of the cash payments for these termination benefits are expected to be made by December 31, 2009.

GRAHAM PACKAGING HOLDINGS COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

September 30, 2009

For the year ended December 31, 2005, the Company recognized severance expense in the United States of $2.3 million (reflected in selling, general and administrative expenses) related to the severing of 16 employees. All of the cash payments for these termination benefits have been made as of March 31, 2008. The Company also recognized severance expense in France of $3.8 million (reflected in cost of goods sold) related to the severing of 37 employees. All of the cash payments for these termination benefits have been made as of September 30, 2008.

The following table summarizes these severance accruals, and related expenses and payments, by operating segment. The severance accrual at September 30, 2009, was included in accrued employee compensation and benefits.

	North America	Europe	Total
	(In thousands)
Balance at January 1, 2008	$4,662	$2,126	$6,788
Charged to expense during the year	3,545	86	3,631
Payments during the year	(5,064)	(1,498)	(6,562)
Foreign currency translation adjustments	—	36	36
Other adjustments	(126)	(589)	(715)

Balance at December 31, 2008	3,017	161	3,178
Payments during the period	(2,214)	—	(2,214)
Foreign currency translation adjustments	—	(12)	(12)
Other adjustments	(19)	(149)	(168)

Balance at September 30, 2009	$784	$—	$784

11. Debt Arrangements

Long-term debt consisted of the following:

	September 30, 2009	December 31, 2008
	(In thousands)
Term loans (net of $21.1 million and $0.0 million unamortized discount as of September 30, 2009, and December 31, 2008, respectively)	$1,784,472	$1,842,188
Revolver	—	—
Foreign and other revolving credit facilities	3,133	2,455
Senior Notes	250,000	250,000
Senior Subordinated Notes	375,000	375,000
Capital leases	18,540	21,427
Other	11,340	8,168

	2,442,485	2,499,238
Less amounts classified as current (net of $4.8 million and $0.0 million unamortized discount as of September 30, 2009, and December 31, 2008, respectively)	33,003	56,899

Total	$2,409,482	$2,442,339

On May 28, 2009, the Company entered into the Fourth Amendment to the Credit Agreement (the “Amendment”), amending the Company’s credit agreement, dated as of October 7, 2004 (the “Credit Agreement”). Pursuant to the Amendment, certain term loan lenders have agreed to extend the maturity of

GRAHAM PACKAGING HOLDINGS COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

September 30, 2009

$1,200.0 million of such term loans, and the LIBOR margin with respect to such extended term loans has been increased, as further discussed below. The maturity date and interest margins with respect to those term loans held by lenders that did not consent to extend the maturity of their term loans remain unchanged. In addition, pursuant to the Amendment, certain revolving credit lenders have agreed to extend the maturity of $112.8 million of revolving credit commitments, and the LIBOR margin with respect to revolving credit loans made pursuant to such extended revolving credit commitments has been increased, as further discussed below. The maturity date, interest margins and commitment fee with respect to those revolving credit commitments held by lenders that did not consent to extend the maturity of their revolving credit commitments remain unchanged. The Company also voluntarily reduced the amount of total revolving credit commitments available to it under the Credit Agreement from $250.0 million to $248.0 million.

After giving effect to the Amendment, the Credit Agreement consists of a non-extended senior secured term loan (“Term Loan B”) and an extended senior secured term loan (“Term Loan C” and, together with the Term Loan B, the “Term Loans” or “Term Loan Facility”) to the Operating Company in aggregate principal amounts of $611.6 million and $1,172.9 million ($1,194.0 million outstanding less $21.1 million unamortized discount) as of September 30, 2009, respectively. In addition, after giving effect to the Amendment, the Credit Agreement consists of a non-extended senior secured revolving credit facility (“Non-Extending Revolver”) and an extended senior secured revolving credit facility (“Extending Revolver” and, together with the Non-Extending Revolver, the “Revolver”) in aggregate principal amounts available of $135.2 million and $112.8 million, respectively. The obligations of the Operating Company and GPC Capital Corp. I (“CapCo I”) under the Credit Agreement are guaranteed by Holdings and certain domestic subsidiaries of the Operating Company.

The Term Loan B is payable in quarterly installments and requires payments of $1.6 million in the fourth quarter of 2009, $6.3 million in 2010 and $603.7 million in 2011 (disregarding any mandatory or voluntary prepayments that may reduce such scheduled amortization payments). The final maturity date of the Term Loan B is October 7, 2011. The Term Loan C is payable in quarterly installments and requires payments of $3.0 million in the fourth quarter of 2009, $12.0 million in each of 2010, 2011, 2012 and 2013 and $1,143.0 million in 2014 (disregarding any mandatory or voluntary prepayments that may reduce such scheduled amortization payments). The final maturity date of the Term Loan C is the earlier of April 5, 2014, and the date that is 91 days prior to the maturity of the Company’s 8.50% senior notes due October 2012 if such senior notes have not been repaid or refinanced in full by such date.

The Non-Extending Revolver expires on October 7, 2010, and the Extending Revolver expires on the earlier of October 1, 2013, and the date that is 91 days prior to the maturity of the Company’s 8.50% senior notes due October 2012 if such senior notes have not been repaid or refinanced in full by such date. Availability under the Revolver as of September 30, 2009, was $237.3 million (as reduced by $10.7 million of outstanding letters of credit).

Interest under the Term Loan B and the Non-Extending Revolver is payable at (a) the “Alternate Base Rate” (“ABR”) (the higher of the Prime Rate or the Federal Funds Rate plus 0.50%) plus a margin ranging from 1.00% to 1.75%; or (b) the “Eurodollar Rate” (the applicable interest rate offered to banks in the London interbank eurocurrency market) plus a margin ranging from 2.00% to 2.75%. Interest under the Term Loan C and the Extending Revolver is payable at (a) the “Adjusted Alternate Base Rate” (the higher of (x) the Prime Rate plus a margin of 3.25%; (y) the Federal Funds Rate plus a margin of 3.75%; or (z) the one-month Eurodollar Rate, subject to a floor of 2.50%, plus a margin of 4.25%); or (b) the Eurodollar Rate, subject to a floor of 2.50%, plus a margin of 4.25%. A commitment fee of 0.50% is due on the unused portion of the Non-Extending Revolver. A commitment fee of 0.75% is due on the unused portion of the Extending Revolver.

GRAHAM PACKAGING HOLDINGS COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

September 30, 2009

The Credit Agreement contains certain affirmative and negative covenants as to the operations and financial condition of the Company, as well as certain restrictions on the payment of dividends and other distributions to Holdings. As of September 30, 2009, the Company was in compliance with all covenants.

Substantially all domestic tangible and intangible assets of the Company are pledged as collateral pursuant to the terms of the Credit Agreement.

As required by the guidance under ASC 470-50-40, “Modifications and Extinguishments,” the Company performed an analysis to determine whether the Amendment would be recorded as an extinguishment of debt or a modification of debt. Based on the Company’s analysis, it was determined that the Amendment qualified as a debt extinguishment under this guidance and, as a result, the Company recorded a gain on debt extinguishment of $0.8 million. The gain on debt extinguishment is comprised of the following items (in millions):

Recorded value of debt subject to amendment, prior to amendment	$1,200.0
Fair value of debt resulting from amendment (see Note 12 for further discussion)	(1,177.3)

Gain on extinguished debt, before costs	22.7
Write-off of deferred financing fees on extinguished debt	(9.3)
New issuance costs on extinguished debt	(12.6)

Total	$0.8

In conjunction with the Amendment, the Company recorded $2.5 million in deferred financing fees, which are included in other non-current assets on the Condensed Consolidated Balance Sheet (Unaudited) and are being amortized to interest expense over the terms of the respective debt using the effective interest method.

As of September 30, 2009, and December 31, 2008, the Company had outstanding $250.0 million in Senior Notes and $375.0 million in Senior Subordinated Notes co-issued by the Operating Company and CapCo I (collectively, the “Notes”). The Notes are unconditionally guaranteed, jointly and severally, by Holdings and certain domestic subsidiaries of the Operating Company and mature on October 7, 2012 (Senior Notes), and October 7, 2014 (Senior Subordinated Notes). Interest on the Senior Notes is payable semi-annually at 8.50% and interest on the Senior Subordinated Notes is payable semi-annually at 9.875%.

12. Fair Value Measurement

The following methods and assumptions were used to estimate the fair values of each class of financial instruments:

Cash and Cash Equivalents, Accounts Receivable and Accounts Payable

The fair values of these financial instruments approximate their carrying amounts.

Long-Term Debt

The Company’s long-term debt consists of both variable-rate and fixed-rate debt. The fair values of the Company’s long-term debt were based on market price information. The Company’s variable-rate debt, including the Company’s Credit Agreement, totaled $1,793.0 million (net of $21.1 million unamortized discount) and $1,846.1 million at September 30, 2009, and December 31, 2008, respectively. The fair values of this long-term

GRAHAM PACKAGING HOLDINGS COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

September 30, 2009

debt, including the current portion, were approximately $1,797.3 million and $1,325.7 million at September 30, 2009, and December 31, 2008, respectively. The Company’s fixed-rate debt, including $250.0 million of Senior Notes and $375.0 million of Senior Subordinated Notes, totaled $649.5 million and $653.1 million at September 30, 2009, and December 31, 2008, respectively. The fair values of this long-term debt, including the current portion, were approximately $658.3 million and $436.9 million at September 30, 2009, and December 31, 2008, respectively.

Derivatives

On January 1, 2008, the Company adopted the guidance under ASC 820-10, which established the following fair value hierarchy that prioritizes the inputs used to measure fair value:

Level 1:	Inputs are quoted prices in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:	Inputs include the following:

a) Quoted prices in active markets for similar assets or liabilities.

b) Quoted prices in markets that are not active for identical or similar assets or liabilities.

c) Inputs other than quoted prices that are observable for the asset or liability.

d) Inputs that are derived primarily from or corroborated by observable market data by correlation or other means.

Level 3:	Inputs are unobservable inputs for the asset or liability.

Recurring Fair Value Measurements

The following table presents the Company’s financial assets and liabilities that were accounted for at fair value on a recurring basis as of September 30, 2009, by level within the fair value hierarchy:

	Fair Value Measurements Using
	Level 1	Level 2	Level 3
	(In thousands)
Liabilities:
Interest rate collar agreements	$—	$2,643	$—
Interest rate swap agreements	—	18,766	—
Foreign currency exchange contract	—	42	—
Natural gas swap agreements	—	56	—

The fair values of the Company’s derivative financial instruments are observable at commonly quoted intervals for the full term of the derivatives and therefore considered level 2 inputs.

Non-recurring Fair Value Measurements

The Company has real estate located in Edison, New Jersey that is held for sale. The aggregate carrying value of these assets at September 30, 2009, was $6.6 million, which is less than the fair value of these assets and therefore resulted in no impairment charge for these assets. The determination of fair value included certain

GRAHAM PACKAGING HOLDINGS COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

September 30, 2009

unobservable inputs, which reflect the Company’s assumptions regarding how market participants would price these assets in the marketplace, and therefore are considered level 3 inputs. The fair value of this real estate was based on offers received from potential buyers.

The Company also recorded impairment charges in continuing operations of $6.1 million and $14.2 million for the three and nine months ended September 30, 2009, respectively, for long-lived assets in Argentina, Brazil, Mexico, Poland and the United States whose carrying values exceeded fair values. Fair values for these assets were based on projected future cash flows, discounted using a risk-adjusted rate, which the Company considers level 3 inputs.

As previously discussed, the Company signed a Letter of Intent in the second quarter of 2009 to sell its manufacturing facility located in Meaux, France to an independent third party. The agreement of sale has been signed by all parties and the Company expects that this transaction will be completed in the fourth quarter of 2009. Results of operations for this location are being treated as discontinued operations. After consideration of level 3 inputs, the Company has concluded that there are no projected future cash flows for this location and, as a result, the Company recorded an impairment charge in discontinued operations of $4.1 million for each of the three and nine months ended September 30, 2009.

As previously discussed, on May 28, 2009, the Company entered into the Fourth Amendment to the Credit Agreement. In accordance with the guidance under ASC 470-50-40, this transaction was treated as a debt extinguishment and the new debt was initially recorded at its fair value of $1,177.3 million, which was based on the average trading price on the first trade date and is considered a level 2 input. The initial fair value discount of $22.7 million is being amortized to interest expense over the term of the Term Loan C using the effective interest method.

13. Derivative Financial Instruments

The Company’s business and activities expose it to a variety of market risks, including risks related to changes in interest rates, foreign currency exchange rates and commodity prices. These financial exposures are monitored and managed by the Company as an integral part of its market risk management program. This program recognizes the unpredictability of financial markets and seeks to reduce the potentially adverse effects that market volatility could have on operating results. As part of its market risk management strategy, the Company uses derivative instruments to protect cash flows from fluctuations caused by volatility in interest rates, foreign currency exchange rates and commodity prices.

Cash Flow Hedges

The Company’s interest rate risk management strategy is to use derivative instruments to minimize significant unanticipated earnings fluctuations that may arise from volatility in interest rates of the Company’s borrowings and to manage the interest rate sensitivity of its debt.

The Company uses foreign currency exchange contracts as hedges against payments of intercompany balances and anticipated purchases denominated in foreign currencies. The Company enters into these contracts to protect itself against the risk that the eventual net cash flows will be adversely affected by changes in exchange rates.

The Company’s energy risk management strategy is to use derivative instruments to minimize significant unanticipated manufacturing cost fluctuations that may arise from volatility in natural gas prices.

GRAHAM PACKAGING HOLDINGS COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

September 30, 2009

For derivative instruments that are designated and qualify as cash flow hedges, the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on derivatives representing hedge ineffectiveness, if any, are recognized in current earnings.

The maximum term over which the Company is hedging exposures to the variability of cash flows (for all forecasted transactions, excluding interest payments on variable-rate debt) is 12 months.

Derivatives Not Designated as Hedging Instruments

During the first quarter of 2009, the Company elected to roll over its senior secured term loan in one-month increments to reduce its cash interest, as opposed to continuing to roll over its senior secured term loan in three-month increments to match the terms of its interest rate collar agreements. The Company has therefore discontinued hedge accounting for its interest rate collar and swap agreements.

During the first quarter of 2009, the Company entered into foreign currency exchange contracts to hedge the effects of fluctuations in exchange rates on an anticipated euro-denominated purchase of equipment. The gains or losses on the derivatives were recognized in current earnings.

Financial instruments are not held by the Company for trading purposes.

The notional amounts of the Company’s derivative instruments outstanding as of September 30, 2009, were as follows:

Notional Amount
(In thousands)
Derivatives designated as hedges:
Foreign currency exchange contract	$1,544
Natural gas swap agreements	111

Total derivatives designated as hedges	$1,655

Derivatives not designated as hedges:
Interest rate collar agreements	$385,000
Interest rate swap agreements	350,000

Total derivatives not designated as hedges	$735,000

GRAHAM PACKAGING HOLDINGS COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

September 30, 2009

The fair values of the Company’s derivative instruments outstanding as of September 30, 2009, were as follows:

	Balance Sheet Location	Fair Value
		(In thousands)
Liability derivatives:
Derivatives designated as hedges:
Foreign currency exchange contract	Accrued expenses and other current liabilities	$42
Natural gas swap agreements	Accrued expenses and other current liabilities	56

Total derivatives designated as hedges		98

Derivatives not designated as hedges:
Interest rate collar agreements	Accrued expenses and other current liabilities	2,643
Interest rate swap agreements	Accrued expenses and other current liabilities	10,163
Interest rate swap agreements	Other non-current liabilities	8,603

Total derivatives not designated as hedges		21,409

Total liability derivatives		$21,507

The gains and losses on the Company’s derivative instruments during the three and nine months ended September 30, 2009, were as follows:

	Amount of Gain or (Loss) Recognized in AOCI (a) (Effective Portion) for the Period Ended September 30, 2009		Income Statement Classification	Amount of Gain or (Loss) Reclassified from AOCI into Income (Effective Portion) for the Period Ended September 30, 2009
	Three Months	Nine Months		Three Months	Nine Months
	(In thousands)			(In thousands)
Derivatives designated as hedges:
Cash flow hedges:
Foreign currency exchange contract	$(44)	$107	Other (loss) income, net	$(44)	$107
Natural gas swap agreements	(12)	(173)	Cost of goods sold	(94)	(367)

Total derivatives designated as hedges	$(56)	$(66)		$(138)	$(260)

				Amount of Gain or (Loss) Recognized in Income for the Period Ended September 30, 2009
				Three Months	Nine Months
				(In thousands)
Derivatives not designated as hedges:
Interest rate collar agreements			Interest expense	$(2,079)	$(6,282)
Interest rate swap agreements			Interest expense	(4,791)	(5,860)
Foreign currency exchange contracts			Other income, net	11	95

Total derivatives not designated as hedges				$(6,859)	$(12,047)

(a)	Accumulated other comprehensive income (loss) (“AOCI”).

GRAHAM PACKAGING HOLDINGS COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

September 30, 2009

14. Income Taxes

Holdings and the Operating Company, as limited partnerships, do not pay U.S. federal income taxes under the provisions of the Internal Revenue Code, as the applicable income or loss is included in the tax returns of the partners. However, certain U.S. subsidiaries are corporations and are subject to U.S. federal and state income taxes. The Company’s foreign operations are subject to tax in their local jurisdictions. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and are measured using enacted tax rates. The Company previously established a valuation allowance with respect to certain deferred income tax assets. During the nine months ended September 30, 2009, the valuation allowance decreased by $8.0 million, primarily as a result of changes in deferred income tax assets associated with current year utilization of net operating losses.

The Company had $9.7 million of Unrecognized Tax Benefits (“UTB”), exclusive of interest and penalties, as of September 30, 2009. For the nine months ended September 30, 2009, the Company recorded a net decrease in UTB of $0.8 million, exclusive of interest and penalties. Offsetting long-term deferred income tax assets at September 30, 2009, were $0.6 million. As of September 30, 2009, the Company had recorded additional UTB of $5.1 million related to interest and penalties. The Company does not expect a significant change in the UTB balance in the next twelve months. Approximately $7.7 million of UTB at September 30, 2009, if recognized, would impact the Company’s effective tax rate.

15. Commitments

The Company is a party to various capital and operating leases involving real property and equipment. Total rent expense for operating leases was $12.8 million and $37.8 million for the three and nine months ended September 30, 2009, respectively, and $13.0 million and $40.5 million for the three and nine months ended September 30, 2008, respectively.

Under certain agreements, the Company is obligated to make annual payments of $2.0 million and $3.0 million to affiliates of the Graham Family Investors (defined as Graham Capital Company, GPC Investments LLC and Graham Alternative Investment Partners I or affiliates thereof or other entities controlled by Donald C. Graham and his family) and the Blackstone Investors (defined as Blackstone Capital Partners III Merchant Banking Fund L.P., Blackstone Offshore Capital Partners III L.P. and Blackstone Family Investment Partnership III L.P.), respectively. See Note 21 for further discussion of the Company’s obligations under these agreements.

16. Contingencies and Legal Proceedings

On April 10, 2009, OnTech Operations, Inc. (“OnTech”) initiated an arbitration proceeding against the Company, in which OnTech alleges that the Company breached a bottle purchase agreement dated April 28, 2008, and an equipment lease dated June 1, 2008. The Company believes that OnTech’s claims are without legal, contractual or factual merit. In its statement of claims, OnTech alleges, among other things, that the Company’s failure to produce bottles as required by the bottle purchase agreement resulted in the failure of OnTech’s business. As a result, OnTech is seeking to recover the value of its business, which it alleges is between $80 million and $150 million, which is in excess of 10% of the Company’s current assets. The Company is vigorously defending against these claims and does not expect them to materially adversely affect its business. The arbitration is currently scheduled to be heard by a three arbitrator panel between March 15, 2010 and March 23, 2010.

GRAHAM PACKAGING HOLDINGS COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

September 30, 2009

On November 3, 2006, the Company filed a complaint with the Supreme Court of the State of New York against Owens-Illinois, Inc. and OI Plastic Products FTS, Inc. (collectively, “OI”). The complaint alleges certain misrepresentations by OI in connection with the Company’s 2004 purchase of the blow molded plastic container business of Owens-Illinois, Inc. (“O-I Plastic”) and seeks damages in excess of $30 million. In December 2006, OI filed an Answer and Counterclaim, seeking to rescind a Settlement Agreement entered into between OI and the Company in April 2005, and disgorgement of more than $39 million paid by OI to the Company in compliance with that Settlement Agreement. The Company filed a Motion to Dismiss the Counterclaim in July 2007, which was granted by the Court in October 2007. On August 1, 2007, the Company filed an Amended Complaint to add additional claims seeking indemnification from OI for claims made against the Company by former OI employees pertaining to their pension benefits. These claims arise from an arbitration between the Company and Glass, Molders, Pottery, Plastic & Allied Workers, Local #171 (the “Union”) that resulted in an award on April 23, 2007, in favor of the Union. The Arbitrator ruled that the Company had failed to honor certain pension obligations for past years of service to former employees of OI, whose seven Union-represented plants were acquired by the Company in October 2004. In the Amended Complaint, the Company maintains that under Section 8.2 of the Stock Purchase Agreement between the Company and OI, OI is obligated to indemnify the Company for any losses associated with differences in the two companies’ pension plans including any losses incurred in connection with the Arbitration award. The litigation is proceeding.

The Company is a party to various litigation matters arising in the ordinary course of business. The ultimate legal and financial liability of the Company with respect to such litigation cannot be estimated with certainty, but management believes, based on its examination of these matters, experience to date and discussions with counsel, that ultimate liability from the Company’s various litigation matters will not be material to the business, financial condition, results of operations or cash flows of the Company.

17. Condensed Guarantor Data

On October 7, 2004, the Operating Company and CapCo I co-issued $250.0 million aggregate principal amount of 8.50% Senior Notes due 2012 and $375.0 million aggregate principal amount of 9.875% Senior Subordinated Notes due 2014. Holdings and the domestic subsidiaries of the Operating Company have fully and unconditionally guaranteed these notes. These guarantees are both joint and several. Both the Operating Company and CapCo I are 100%-owned subsidiaries of Holdings.

The following unaudited condensed consolidating information presents, in separate columns, the condensed consolidating balance sheets as of September 30, 2009, and December 31, 2008, and the related condensed consolidating statements of operations for the three and nine months ended September 30, 2009 and 2008, and condensed consolidating statements of cash flows for the nine months ended September 30, 2009 and 2008, for (i) Holdings on a parent only basis, with its investments in the Operating Company and CapCo I recorded under the equity method, (ii) the Operating Company on a parent only basis, with its investments in subsidiaries recorded under the equity method, (iii) the guarantor domestic subsidiaries of the Operating Company, (iv) the non-guarantor subsidiaries of the Company, (v) CapCo I, and (vi) the Company on a consolidated basis.

GRAHAM PACKAGING HOLDINGS COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

September 30, 2009

GRAHAM PACKAGING HOLDINGS COMPANY

CONDENSED CONSOLIDATING BALANCE SHEET

AS OF SEPTEMBER 30, 2009

(In thousands)

	Graham Packaging Holdings Company	Graham Packaging Company, L.P.	Guarantors	Non- Guarantors	CapCo I	Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$—	$144,848	$1	$51,974	$—	$—	$196,823
Accounts receivable, net	—	76,804	75,888	68,902	—	—	221,594
Inventories	—	73,267	75,601	41,069	—	—	189,937
Deferred income taxes	—	—	—	3,001	—	—	3,001
Prepaid expenses and other current assets	—	6,655	15,135	16,557	—	—	38,347

Total current assets	—	301,574	166,625	181,503	—	—	649,702
Property, plant and equipment, net	—	429,489	367,864	248,291	—	—	1,045,644
Intangible assets, net	—	7,184	31,988	4,597	—	—	43,769
Goodwill	—	8,821	235,924	49,675	—	—	294,420
Net intercompany	—	1,055,868	—	—	—	(1,055,868)	—
Investment in subsidiaries	—	163,139	242,474	—	—	(405,613)	—
Other non-current assets	—	27,522	178	6,326	—	—	34,026

Total assets	$—	$1,993,597	$1,045,053	$490,392	$—	$(1,461,481)	$2,067,561

LIABILITIES AND PARTNERS’ CAPITAL (DEFICIT)
Current liabilities:
Current portion of long-term debt	$—	$18,972	$737	$13,294	$—	$—	$33,003
Accounts payable	—	58,970	41,390	30,617	—	—	130,977
Accrued expenses and other current liabilities	—	114,896	44,315	52,214	—	—	211,425
Deferred revenue	—	15,440	9,346	5,744	—	—	30,530

Total current liabilities	—	208,278	95,788	101,869	—	—	405,935
Long-term debt	—	2,406,990	1,261	1,231	—	—	2,409,482
Deferred income taxes	—	168	5,362	13,593	—	—	19,123
Other non-current liabilities	—	60,673	20,390	21,559	—	—	102,622
Investment in subsidiaries	682,512	—	—	—	—	(682,512)	—
Net intercompany	187,089	—	818,246	50,533	—	(1,055,868)	—
Commitments and contingent liabilities
Partners’ capital (deficit)	(869,601)	(682,512)	104,006	301,607	—	276,899	(869,601)

Total liabilities and partners’ capital (deficit)	$—	$1,993,597	$1,045,053	$490,392	$—	$(1,461,481)	$2,067,561

GRAHAM PACKAGING HOLDINGS COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

September 30, 2009

GRAHAM PACKAGING HOLDINGS COMPANY

CONDENSED CONSOLIDATING BALANCE SHEET

AS OF DECEMBER 31, 2008

(In thousands)

	Graham Packaging Holdings Company	Graham Packaging Company, L.P.	Guarantors	Non- Guarantors	CapCo I	Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$—	$35,297	$1	$8,581	$—	$—	$43,879
Accounts receivable, net	—	76,329	80,465	76,940	—	—	233,734
Inventories	—	85,062	90,649	48,650	—	—	224,361
Deferred income taxes	—	—	—	2,829	—	—	2,829
Prepaid expenses and other current assets	—	8,603	25,469	23,176	—	—	57,248

Total current assets	—	205,291	196,584	160,176	—	—	562,051
Property, plant and equipment, net	—	441,140	375,364	244,090	—	—	1,060,594
Intangible assets, net	—	6,794	34,614	4,850	—	—	46,258
Goodwill	—	8,821	235,924	48,615	—	—	293,360
Net intercompany	—	1,167,268	—	—	—	(1,167,268)	—
Investment in subsidiaries	—	91,733	232,679	—	—	(324,412)	—
Other non-current assets	—	39,196	240	5,151	—	—	44,587

Total assets	$—	$1,960,243	$1,075,405	$462,882	$—	$(1,491,680)	$2,006,850

LIABILITIES AND PARTNERS’ CAPITAL (DEFICIT)
Current liabilities:
Current portion of long-term debt	$—	$47,278	$292	$9,329	$—	$—	$56,899
Accounts payable	—	43,416	20,038	37,324	—	—	100,778
Accrued expenses and other current liabilities	—	108,549	33,470	50,188	—	—	192,207
Deferred revenue	—	19,623	9,878	5,145	—	—	34,646

Total current liabilities	—	218,866	63,678	101,986	—	—	384,530
Long-term debt	—	2,440,521	582	1,236	—	—	2,442,339
Deferred income taxes	—	258	7,015	12,396	—	—	19,669
Other non-current liabilities	—	72,834	21,049	25,754	—	—	119,637
Investment in subsidiaries	772,236	—	—	—	—	(772,236)	—
Net intercompany	187,089	—	947,879	32,300	—	(1,167,268)	—
Commitments and contingent liabilities
Partners’ capital (deficit)	(959,325)	(772,236)	35,202	289,210	—	447,824	(959,325)

Total liabilities and partners’ capital (deficit)	$—	$1,960,243	$1,075,405	$462,882	$—	$(1,491,680)	$2,006,850

GRAHAM PACKAGING HOLDINGS COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

September 30, 2009

GRAHAM PACKAGING HOLDINGS COMPANY

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2009

(In thousands)

	Graham Packaging Holdings Company	Graham Packaging Company, L.P.	Guarantors	Non- Guarantors	CapCo I	Eliminations	Consolidated
Net sales	$—	$256,535	$220,463	$134,206	$—	$(22,401)	$588,803
Cost of goods sold	—	207,972	185,592	105,763	—	(22,401)	476,926

Gross profit	—	48,563	34,871	28,443	—	—	111,877
Selling, general and administrative expenses	—	13,075	12,066	6,864	—	—	32,005
Asset impairment charges	—	1,484	541	4,111	—	—	6,136
Net loss (gain) on disposal of property, plant and equipment	—	1,482	743	(115)	—	—	2,110

Operating income	—	32,522	21,521	17,583	—	—	71,626
Interest expense, net	—	36,649	11,808	1,321	—	—	49,778
Other expense (income), net	—	83	(9,130)	(433)	—	8,960	(520)
Equity in earnings of subsidiaries	(12,821)	(17,423)	(3,844)	—	—	34,088	—

Income (loss) before income taxes	12,821	13,213	22,687	16,695	—	(43,048)	22,368
Income tax provision (benefit)	—	392	(846)	7,884	—	—	7,430

Income (loss) from continuing operations	12,821	12,821	23,533	8,811	—	(43,048)	14,938
Loss from discontinued operations	—	—	—	(2,117)	—	—	(2,117)

Net income (loss)	$12,821	$12,821	$23,533	$6,694	$—	$(43,048)	$12,821

GRAHAM PACKAGING HOLDINGS COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

September 30, 2009

GRAHAM PACKAGING HOLDINGS COMPANY

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009

(In thousands)

	Graham Packaging Holdings Company	Graham Packaging Company, L.P.	Guarantors	Non- Guarantors	CapCo I	Eliminations	Consolidated
Net sales	$—	$762,529	$672,494	$360,734	$—	$(59,389)	$1,736,368
Cost of goods sold	—	627,784	558,928	290,741	—	(59,389)	1,418,064

Gross profit	—	134,745	113,566	69,993	—	—	318,304
Selling, general and administrative expenses	—	36,766	33,381	19,263	—	—	89,410
Asset impairment charges	—	7,760	2,210	4,201	—	—	14,171
Net loss on disposal of property, plant and equipment	—	2,533	1,393	482	—	—	4,408

Operating income	—	87,686	76,582	46,047	—	—	210,315
Interest expense, net	—	88,590	34,331	3,266	—	—	126,187
Gain on debt extinguishment	—	(756)	—	—	—	—	(756)
Other (income) expense, net	—	(12,954)	(15,075)	(850)	—	26,814	(2,065)
Equity in earnings of subsidiaries	(66,528)	(55,034)	(14,318)	—	—	135,880	—

Income (loss) before income taxes	66,528	67,840	71,644	43,631	—	(162,694)	86,949
Income tax provision	—	1,312	561	14,624	—	—	16,497

Income (loss) from continuing operations	66,528	66,528	71,083	29,007	—	(162,694)	70,452
Loss from discontinued operations	—	—	—	(3,924)	—	—	(3,924)

Net income (loss)	$66,528	$66,528	$71,083	$25,083	$—	$(162,694)	$66,528

GRAHAM PACKAGING HOLDINGS COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

September 30, 2009

GRAHAM PACKAGING HOLDINGS COMPANY

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2008

(In thousands)

	Graham Packaging Holdings Company	Graham Packaging Company, L.P.	Guarantors	Non- Guarantors	CapCo I	Eliminations	Consolidated
Net sales	$—	$290,620	$239,130	$145,985	$—	$(16,608)	$659,127
Cost of goods sold	—	240,587	214,879	119,959	—	(16,608)	558,817

Gross profit	—	50,033	24,251	26,026	—	—	100,310
Selling, general and administrative expenses	—	13,049	11,873	6,845	—	—	31,767
Asset impairment charges	—	7,190	4,283	334	—	—	11,807
Net loss on disposal of property, plant and equipment	—	3,122	2,194	14	—	—	5,330

Operating income	—	26,672	5,901	18,833	—	—	51,406
Interest expense, net	—	24,962	15,690	1,352	—	—	42,004
Other (income) expense, net	—	(70)	632	53	—	—	615
Equity in earnings of subsidiaries	(5,687)	(4,398)	(9,262)	—	—	19,347	—

Income (loss) before income taxes	5,687	6,178	(1,159)	17,428	—	(19,347)	8,787
Income tax provision	—	491	65	2,342	—	—	2,898

Income (loss) from continuing operations	5,687	5,687	(1,224)	15,086	—	(19,347)	5,889
Loss from discontinued operations	—	—	—	(202)	—	—	(202)

Net income (loss)	$5,687	$5,687	$(1,224)	$14,884	$—	$(19,347)	$5,687

GRAHAM PACKAGING HOLDINGS COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

September 30, 2009

GRAHAM PACKAGING HOLDINGS COMPANY

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008

(In thousands)

	Graham Packaging Holdings Company	Graham Packaging Company, L.P.	Guarantors	Non- Guarantors	CapCo I	Eliminations	Consolidated
Net sales	$—	$875,713	$773,462	$420,739	$—	$(66,489)	$2,003,425
Cost of goods sold	—	727,406	690,655	349,557	—	(66,489)	1,701,129

Gross profit	—	148,307	82,807	71,182	—	—	302,296
Selling, general and administrative expenses	—	41,637	37,114	22,128	—	—	100,879
Asset impairment charges	—	10,452	777	592	—	—	11,821
Net loss (gain) on disposal of property, plant and equipment	—	2,395	3,271	(51)	—	—	5,615

Operating income	—	93,823	41,645	48,513	—	—	183,981
Interest expense, net	—	80,534	49,814	4,219	—	—	134,567
Other expense (income), net	—	121	(187)	(654)	—	—	(720)
Equity in earnings of subsidiaries	(37,753)	(25,976)	(20,369)	—	—	84,098	—

Income (loss) before income taxes	37,753	39,144	12,387	44,948	—	(84,098)	50,134
Income tax provision	—	1,391	364	8,919	—	—	10,674

Income (loss) from continuing operations	37,753	37,753	12,023	36,029	—	(84,098)	39,460
Loss from discontinued operations	—	—	—	(1,707)	—	—	(1,707)

Net income (loss)	$37,753	$37,753	$12,023	$34,322	$—	$(84,098)	$37,753

GRAHAM PACKAGING HOLDINGS COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

September 30, 2009

GRAHAM PACKAGING HOLDINGS COMPANY

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009

(In thousands)

	Graham Packaging Holdings Company	Graham Packaging Company, L.P.	Guarantors	Non- Guarantors	CapCo I	Eliminations	Consolidated
Operating activities:
Net cash provided by (used in) operating activities	$—	$94,058	$161,867	$80,605	$—	$(28,284)	$308,246

Investing activities:
Net cash paid for property, plant and equipment	—	(48,470)	(33,746)	(21,402)	—	—	(103,618)
Acquisition of/investment in a business	—	(1,750)	(345)	(27,117)	—	27,827	(1,385)
Intercompany investing activities	—	(34,852)	(162,376)	—	—	197,228	—

Net cash (used in) provided by investing activities	—	(85,072)	(196,467)	(48,519)	—	225,055	(105,003)

Financing activities:
Proceeds from issuance of long-term debt	—	7,397	—	31,586	—	—	38,983
Payment of long-term debt	—	(46,693)	(252)	(30,039)	—	—	(76,984)
Intercompany financing activities	—	154,927	34,852	7,449	—	(197,228)	—
Purchase of partnership units	—	(89)	—	—	—	—	(89)
Debt issuance fees	—	(14,977)	—	—	—	—	(14,977)

Net cash provided by (used in) financing activities	—	100,565	34,600	8,996	—	(197,228)	(53,067)

Effect of exchange rate changes on cash and cash equivalents	—	—	—	2,311	—	457	2,768

Increase in cash and cash equivalents	—	109,551	—	43,393	—	—	152,944
Cash and cash equivalents at beginning of period	—	35,297	1	8,581	—	—	43,879

Cash and cash equivalents at end of period	$—	$144,848	$1	$51,974	$—	$—	$196,823

GRAHAM PACKAGING HOLDINGS COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

September 30, 2009

GRAHAM PACKAGING HOLDINGS COMPANY

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008

(In thousands)

	Graham Packaging Holdings Company	Graham Packaging Company, L.P.	Guarantors	Non- Guarantors	CapCo I	Eliminations	Consolidated
Operating activities:
Net cash provided by operating activities	$—	$91,076	$65,888	$59,743	$—	$—	$216,707

Investing activities:
Net cash paid for property, plant and equipment	—	(37,129)	(28,392)	(30,486)	—	—	(96,007)
Acquisition of/investment in a business	—	—	(4,025)	4,025	—	—	—
Intercompany investing activities	—	43,552	—	—	—	(43,552)	—

Net cash provided by (used in) investing activities	—	6,423	(32,417)	(26,461)	—	(43,552)	(96,007)

Financing activities:
Proceeds from issuance of long-term debt	—	217,402	—	79,162	—	—	296,564
Payment of long-term debt	—	(242,669)	(193)	(80,118)	—	—	(322,980)
Intercompany financing activities	—	—	(33,279)	(10,273)	—	43,552	—

Net cash (used in) provided by financing activities	—	(25,267)	(33,472)	(11,229)	—	43,552	(26,416)

Effect of exchange rate changes on cash and cash equivalents	—	—	—	(1,671)	—	—	(1,671)

Increase (decrease) in cash and cash equivalents	—	72,232	(1)	20,382	—	—	92,613
Cash and cash equivalents at beginning of period	—	3,815	2	14,497	—	—	18,314

Cash and cash equivalents at end of period	$—	$76,047	$1	$34,879	$—	$—	$110,927

GRAHAM PACKAGING HOLDINGS COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

September 30, 2009

18. Comprehensive Income

Comprehensive income for the three and nine months ended September 30, 2009 and 2008, was as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2009	2008	2009	2008
	(In thousands)
Net income	$12,821	$5,687	$66,528	$37,753
Changes in fair value of derivatives designated and accounted for as cash flow hedges, net of tax of $0 for all periods presented	87	(1,421)	434	(1,825)
Amortization of amounts in accumulated other comprehensive income (loss) as of the date the Company discontinued hedge accounting for its interest rate collar and swap agreements, net of tax of $0 for all periods presented	2,848	—	6,065	—
Amortization of prior service costs and unrealized actuarial losses included in net periodic benefit costs for pension and post-retirement plans, net of a tax benefit of $230 and $210 for the three and nine months ended September 30, 2009, respectively, and a tax benefit of $85 and $66 for the three and nine months ended September 30, 2008, respectively	(230)	(52)	1,071	422
Currency translation adjustments, net of a tax benefit of $23 and $29 for the three and nine months ended September 30, 2009, respectively, and a tax benefit of $440 and $91 for the three and nine months ended September 30, 2008, respectively	10,291	(31,831)	15,151	(5,274)

Comprehensive income (loss)	$25,817	$(27,617)	$89,249	$31,076

GRAHAM PACKAGING HOLDINGS COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

September 30, 2009

19. Segment Information

The Company is organized and managed on a geographical basis in three operating segments: North America, Europe and South America. Segment information for the three and nine months ended September 30, 2009 and 2008, and as of September 30, 2009, and December 31, 2008, representing the reportable segments currently utilized by the chief operating decision makers, was as follows:

		North America	Europe	South America	Eliminations	Total
					(a)
		(In thousands)
Net sales (b)(c)	Three months ended September 30, 2009	$500,074	$61,257	$27,530	$(58)	$588,803
	Three months ended September 30, 2008	562,054	70,773	26,687	(387)	659,127
	Nine months ended September 30, 2009	1,497,834	171,622	67,162	(250)	1,736,368
	Nine months ended September 30, 2008	1,719,288	214,446	70,893	(1,202)	2,003,425

Operating income (loss)	Three months ended September 30, 2009	$62,578	$9,187	$(139)	$—	$71,626
	Three months ended September 30, 2008	39,886	9,208	2,312	—	51,406
	Nine months ended September 30, 2009	188,382	24,902	(2,969)	—	210,315
	Nine months ended September 30, 2008	156,589	25,368	2,024	—	183,981

Depreciation and amortization	Three months ended September 30, 2009	$34,414	$3,737	$1,142	$—	$39,293
	Three months ended September 30, 2008	38,491	4,982	1,306	—	44,779
	Nine months ended September 30, 2009	101,738	13,208	3,275	—	118,221
	Nine months ended September 30, 2008	112,435	15,077	3,865	—	131,377

Asset impairment charges	Three months ended September 30, 2009	$3,414	$1,428	$1,294	$—	$6,136
	Three months ended September 30, 2008	11,521	—	286	—	11,807
	Nine months ended September 30, 2009	11,449	1,428	1,294	—	14,171
	Nine months ended September 30, 2008	11,535	—	286	—	11,821

Interest expense, net	Three months ended September 30, 2009	$48,542	$322	$914	$—	$49,778
	Three months ended September 30, 2008	40,614	704	686	—	42,004
	Nine months ended September 30, 2009	123,119	879	2,189	—	126,187
	Nine months ended September 30, 2008	130,598	2,068	1,901	—	134,567

Other expense (income), net	Three months ended September 30, 2009	$1,085	$(33)	$(102)	$(1,470)	$(520)
	Three months ended September 30, 2008	824	(268)	59	—	615
	Nine months ended September 30, 2009	(867)	753	(3,361)	1,410	(2,065)
	Nine months ended September 30, 2008	245	(472)	(493)	—	(720)

Income tax provision (benefit)	Three months ended September 30, 2009	$3,135	$4,273	$22	$—	$7,430
	Three months ended September 30, 2008	(8)	2,345	561	—	2,898
	Nine months ended September 30, 2009	6,677	8,673	1,147	—	16,497
	Nine months ended September 30, 2008	3,047	6,884	743	—	10,674

Identifiable assets (b)(c)(d)	As of September 30, 2009	$851,431	$143,695	$50,518	$—	$1,045,644
	As of December 31, 2008	870,493	151,436	38,665	—	1,060,594

Goodwill	As of September 30, 2009	$278,164	$16,224	$32	$—	$294,420
	As of December 31, 2008	277,499	15,826	35	—	293,360

Cash paid for property, plant and equipment	Nine months ended September 30, 2009	$86,629	$8,192	$9,676	$—	$104,497
	Nine months ended September 30, 2008	77,677	13,142	8,487	—	99,306

(a)	To eliminate intercompany transactions.

GRAHAM PACKAGING HOLDINGS COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

September 30, 2009

(b)	The Company’s net sales for Europe include countries having significant sales as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2009	2008	2009	2008
	(In millions)
Poland	$12.8	$16.9	$35.5	$50.0
Belgium	13.2	14.1	39.8	43.8
Spain	12.3	11.5	29.8	31.7
France	6.0	8.8	17.0	27.0

The Company’s identifiable assets for Europe include countries having significant identifiable assets as follows:

	September 30, 2009	December 31, 2008

	(In millions)
Poland	$35.7	$37.7
Belgium	34.0	33.6
Spain	25.2	27.6
France(1)	15.9	20.1

(1)	Amount as of December 31, 2008, includes assets located in Meaux, France with a carrying value as of December 31, 2008, of $6.7 million; all assets at this location were fully impaired as of September 30, 2009.

(c)	The Company’s net sales for North America include sales in Mexico which totaled $41.4 million and $43.1 million for the three months ended September 30, 2009 and 2008, respectively, and $110.9 million and $117.7 million for the nine months ended September 30, 2009 and 2008, respectively. Identifiable assets in Mexico totaled $52.0 million and $51.6 million as of September 30, 2009, and December 31, 2008, respectively. Substantially all of the North America reportable segment’s remaining net sales and identifiable assets are in the United States.

(d)	Represents property, plant and equipment, net.

Product Net Sales Information

The following is supplemental information on net sales by product category:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2009	2008	2009	2008
	(In thousands)
Food and Beverage	$354,053	$397,143	$1,067,635	$1,231,940
Household	112,335	128,566	319,488	371,669
Personal Care/Specialty	43,804	46,686	129,622	141,310
Automotive Lubricants	78,611	86,732	219,623	258,506

Total Net Sales	$588,803	$659,127	$1,736,368	$2,003,425

GRAHAM PACKAGING HOLDINGS COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

September 30, 2009

20. Pension Plans

The components of net periodic pension cost for the Company’s defined benefit pension plans consisted of the following:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2009	2008	2009	2008
	(In thousands)
Components of net periodic pension cost:
Service cost	$579	$580	$1,715	$1,988
Interest cost	1,520	1,406	4,516	4,235
Expected return on plan assets	(1,444)	(1,673)	(4,296)	(5,038)
Net amortization and deferral of prior service costs	588	216	1,761	653
Curtailment/special charges	103	239	207	239
Employee contributions	(21)	(26)	(58)	(80)

Net periodic pension cost	$1,325	$742	$3,845	$1,997

The Company previously disclosed in its financial statements for the year ended December 31, 2008, that it expected to contribute $6.7 million to its pension plans in 2009. This amount has been adjusted to $4.0 million as a result of the Workers, Retiree and Employer Recovery Act of 2008. In addition, on April 1, 2009, the Company made a voluntary contribution of $12.7 million to its U.S. defined benefit plans to maintain specific funding target percentages. As of September 30, 2009, $2.6 million of required contributions to its pension plans has been made and the Company expects to make an additional $1.4 million of contributions in the remainder of 2009.

In June 2009, the Company announced that it was closing its plant located in Bristol, PA. The closing is expected to occur during the fourth quarter of 2009. As a result of this closing, the Company has recorded a preliminary curtailment charge of $0.2 million for the vesting of all non-vested pension plan participants. This amount will be finalized at the time of the actual plant closing.

The Company recognized $1.9 million and $2.1 million of expense for its 401(k) plans in the third quarter of 2009 and 2008, respectively, and $5.5 million and $6.3 million of expense for its 401(k) plans in the first nine months of 2009 and 2008, respectively.

21. Transactions with Related Parties

The Company had transactions with entities affiliated through common ownership. The Company made payments to Graham Engineering Company for equipment and related services of $0.5 million and $0.1 million for the three months ended September 30, 2009 and 2008, respectively, and $1.3 million and $1.1 million for the nine months ended September 30, 2009 and 2008, respectively. Affiliates of both of the Graham Family Investors and the Blackstone Investors have supplied management services to the Company since 1998. The Company has recorded $1.3 million of expense for these services for each of the three months ended September 30, 2009 and 2008, and $3.8 million of expense for these services for each of the nine months ended September 30, 2009 and 2008. Under the Fifth Amended and Restated Limited Partnership Agreement and the Amended and Restated Monitoring Agreement, the Company is obligated to make annual payments of $2.0 million and $3.0 million to affiliates of the Graham Family Investors and the Blackstone Investors, respectively.

GRAHAM PACKAGING HOLDINGS COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

September 30, 2009

At September 30, 2009, the Company had loans outstanding to certain current and former management employees of the Company for the purchase of shares of BMP/Graham Holdings Corporation, which owns, directly and indirectly, approximately 85% of the Company. These loans were made in connection with the capital call payments made on September 29, 2000, and March 29, 2001, pursuant to a capital call agreement dated as of August 13, 1998. The proceeds from the loans were used to fund management’s share of the capital call payments. The loans mature on September 28, 2012, and March 30, 2013, respectively, and accrue interest at a rate of 6.22%. The loans are secured by a pledge of the stock purchased by the loans and by a security interest in any bonus due and payable to the respective borrowers on or after the maturity date of the loans. The loans and related interest, totaling $2.1 million as of September 30, 2009, and December 31, 2008, are reflected in partners’ capital (deficit) on the Condensed Consolidated Balance Sheets (Unaudited).

On behalf of the Blackstone Investors, the Company made payments to a former Chief Executive Officer and Chief Financial Officer of the Company on January 5, 2007, for its repurchase of all of their outstanding shares in BMP/Graham Holdings Corporation, which owns approximately 85% of the Company, pursuant to separation agreements dated as of December 3, 2006. Additionally, on behalf of the Blackstone Investors, the Company made a payment to a former Senior Vice President on April 10, 2009, for its repurchase of all of his outstanding shares in BMP/Graham Holdings Corporation. As a result of these payments, the Blackstone Investors became the owners of these shares and owe the Company $4.4 million. This receivable is reflected in partners’ capital (deficit) on the Condensed Consolidated Balance Sheets (Unaudited).

The Company incurred a $5.0 million fee from Blackstone Management Partners III L.L.C. in connection with the Fourth Amendment to the Credit Agreement. This amount was charged against the gain on debt extinguishment (see Note 11).

22. Environmental Matters

As a result of the Company closing its plant located in Edison, New Jersey, the Company is subject to New Jersey’s Industrial Site Recovery Act (“ISRA”). The Company acquired this facility from Owens-Illinois, Inc. in 2004. ISRA is an environmental law that specifies a process of reporting to the New Jersey Department of Environmental Protection (“NJDEP”) and, in some situations, investigating, cleaning up and/or taking other measures with respect to environmental conditions that may exist at an industrial establishment that has been shut down or is being transferred. The Company is in the process of evaluating and implementing its obligations under ISRA regarding this facility. The Company has recorded a preliminary reserve of $0.4 million for this obligation. This amount may change based on results of additional investigation expected to be undertaken for NJDEP.

23. Subsequent Event—Equity Offering

The Company is currently pursuing an initial public offering, which is expected to be completed during 2010. Immediately prior to the offering of common stock contemplated by the Company, Graham Packaging Holdings Company and GPC Capital Corp. II, which is currently a subsidiary of the Company, will undergo a reorganization. GPC Capital Corp. II will change its name to Graham Packaging Company Inc. and exchange newly issued shares of its common stock for all of the partnership interests of Graham Packaging Holdings Company.

As a result of these transactions, Graham Packaging Company Inc. will be the parent company of the Company. Further, the Company expects to recognize certain net deferred income tax assets, representing the

GRAHAM PACKAGING HOLDINGS COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

September 30, 2009

difference between the financial reporting and tax bases of the Company’s assets and liabilities, and certain other balances that may result from these transactions. These balances will be accounted for by recording deferred income tax assets, net of any required valuation allowance, and such other amounts as appropriate. The amounts recorded upon the completion of these transactions will be determined at the closing based on facts existing at the date of the reorganization described above, and will be dependent upon a number of factors including the final structure, shareholder ownership and balances existing at that date. These amounts could be material to the Company.

24. Earnings Per Unit

Basic net income per unit is computed by dividing net income available to partners by the weighted average number of units outstanding for the period. Diluted net income per unit reflects the potential dilution that could occur if options were exercised that then shared in the income available to the partners, subject to anti-dilution limitations. For the three months ended September 30, 2009, and 2008, and the nine months ended September 30, 2009, and 2008, there were 360.27, 281.19, 1,009.17 and 281.19, respectively, of potential options to purchase units that have been excluded from the computations of diluted net income per unit, due primarily to related contingencies not being met as of the reporting dates. For the three months ended September 30, 2009, and 2008, and the nine months ended September 30, 2009, and 2008, 148.932, 297.612, 41.177, and 257.031, respectively, of weighted options to purchase units have been included in weighted average diluted partnership units outstanding on the accompanying unaudited condensed consolidated statements of operations.

                    Shares

Common Stock

PROSPECTUS

Until                 , all dealers that effect transactions in these securities, whether or not participating in this offer, may be required to deliver a prospectus. This is in addition to the dealers’ obligations to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable solely by the Registrant and expected to be incurred in connection with the offer and sale of the securities being registered. All amounts are estimates, except the SEC registration fee and the FINRA filing fee.

SEC registration fee		$19,530
FINRA filing fee		35,500
listing fee		*
Blue Sky fees and expenses		*
Transfer agent’s fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Liability insurance for directors and officers		*
Miscellaneous		*

Total	$		*

*	To be completed by amendment.

Item 14.	Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended.

As permitted by the Delaware General Corporation Law, the registrant’s Amended and Restated Certificate of Incorporation includes provisions that (i) eliminate, to the fullest extent permitted by the Delaware General Corporation Law, the personal liability of its directors for monetary damages for breach of fiduciary duty as a director, and (ii) require the registrant to advance expenses, as incurred, to its directors and officers in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to certain very limited exceptions.

As permitted by the Delaware General Corporation Law, the Amended and Restated By-Laws of the registrant provide that (i) the registrant is required to indemnify its directors and officers to the fullest extent permitted by the Delaware General Corporation Law, (ii) the registrant may indemnify any other person as set forth in the Delaware General Corporation Law, and (iii) the rights conferred in the Amended and Restated By-Laws are not exclusive.

The registrant has also obtained officers’ and directors’ liability insurance that insures against liabilities that officers and directors of the registrant, in such capacities, may incur.

At present, there is no pending litigation or proceeding involving a director, officer or employee of the registrant regarding which indemnification is sought, nor is the registrant aware of any threatened litigation that may result in claims for indemnification.

Reference is made to the form of underwriting agreement filed as Exhibit 1 hereto for provisions providing that the underwriters are obligated under certain circumstances, to indemnify the registrant’s directors, officers and controlling persons against certain liabilities under the Securities Act of 1933, as amended.

Item 15.	Recent Sales of Unregistered Securities.

Immediately prior to, and in connection with, this offering, we will undergo a reorganization in which we will change our name to Graham Packaging Company Inc. and exchange newly issued shares of our common stock for all of the partnership interests of our existing parent, Graham Packaging Holdings Company. The newly issued shares of our common stock will be issued pursuant to Section 4(2) of the Securities Act. See “The IPO Reorganization” for a further discussion.

Item 16.	Exhibits and Financial Statement Schedules.

(a) Exhibits. See the Exhibit Index immediately following the signature page hereto, which is incorporated by reference as if fully set forth herein.

(b) Financial Statement Schedules.

The following Financial Statement Schedules are included herein:

Schedule I – Graham Packaging Holdings Company Registrant’s Condensed Financial Statements

Schedule II – Graham Packaging Holdings Company Valuation and Qualifying Accounts

Item 17.	Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Securities Act”) may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of us in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, GPC Capital Corp. II has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of York, State of Pennsylvania, on November 2, 2009.

GPC CAPITAL CORP. II

By:	/s/ Mark S. Burgess
Name:	Mark S. Burgess
Title:	President; Director

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints David W. Bullock and Michael L. Korniczky, and each of them, the true and lawful attorneys-in-fact and agents of the undersigned, with full power of substitution and resubstitution, for and in the name, place and stead of the undersigned, to sign in any and all capacities (including, without limitation, the capacities listed below), the registration statement, any and all amendments (including post-effective amendments) to the registration statement and any and all successor registration statements of GPC Capital Corp. II, including any filings pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and anything necessary to be done to enable GPC Capital Corp. II to comply with the provisions of the Securities Act and all the requirements of the Securities and Exchange Commission, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitute, or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement and power of attorney have been signed by the following persons in the capacities indicated on November 2, 2009.

Signature	Capacity

/s/ Mark S. Burgess	President; Director
Mark S. Burgess

/s/ David W. Bullock	Chief Financial Officer
David W. Bullock

/s/ William E. Hennessey	Vice President; Treasurer
William E. Hennessey

/s/ Chinh E. Chu	Vice President; Director
Chinh E. Chu

/s/ James A. Quella	Vice President; Director
James A. Quella

EXHIBIT INDEX

Exhibit No.	Description
*1.1	Form of Underwriting Agreement.
*3.1	Form of Amended and Restated Certificate of Incorporation of Graham Packaging Company Inc.
*3.2	Form of Amended and Restated By-Laws of Graham Packaging Company Inc.
4.1	Indenture dated as of October 7, 2004, among Graham Packaging Company, L.P. and GPC Capital Corp. I and Graham Packaging Holdings Company, as guarantor, and The Bank of New York as Trustee, relating to the Senior Notes Due 2012 of Graham Packaging Company, L.P. and GPC Capital Corp. I, unconditionally guaranteed by Graham Packaging Holdings Company (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Company on October 14, 2004 (File No. 333-53603-03)).
4.2	Indenture dated as of October 7, 2004, among Graham Packaging Company, L.P. and GPC Capital Corp. I and Graham Packaging Holdings Company, as guarantor, and The Bank of New York, as Trustee, relating to the Senior Subordinated Notes Due 2014 of Graham Packaging Company, L.P. and GPC Capital Corp. I, unconditionally guaranteed by Graham Packaging Holdings Company (incorporated herein by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by the Company on October 14, 2004 (File No. 333-53603-03)).
4.3	Form of 8 1/2% Senior Note due 2012 (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Company on October 14, 2004 (File No. 333-53603-03)).
4.4	Form of 9 7/8% Series Senior Subordinated Note due 2014 (incorporated herein by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by the Company on October 14, 2004 (File No. 333-53603-03)).
*4.5	Form of Common Stock Certificate.
*5.1	Opinion of Simpson Thacher & Bartlett LLP.
10.1	First Lien Credit Agreement, dated as of October 7, 2004, among Graham Packaging Holdings Company, Graham Packaging Company, L.P., as the borrower, GPC Capital Corp. I, as the co-borrower, the lenders named therein, Deutsche Bank AG Cayman Islands Branch, as administrative agent and as collateral agent, Citigroup Global Markets Inc., as syndication agent, Goldman Sachs Credit Partners, L.P., General Electric Capital Corporation and Lehman Commercial Paper Inc., as co-documentation agents, and Lasalle Bank National Association and Manufacturers and Traders Trust Company, as senior managing agents (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on October 14, 2004 (File No. 333-53603-03)).
10.2	Registration Rights Agreement, dated as of February 2, 1998, by and among Graham Packaging Company, L.P., GPC Capital Corp. II, Graham Capital Corporation, Graham Family Growth Partnership, BCP /Graham Holdings L.L.C., BMP/Graham Holdings Corporation and the other parties named therein (incorporated herein by reference to Exhibit 10.6 to the Registration Statement on Form S-4/A filed by the Company on July 13, 1998 (File No. 333-53603-03)).
10.3	Amended and Restated Monitoring Agreement, dated as of September 30, 2004, among Graham Packaging Holdings Company, L.P., Graham Packaging Company, L.P., Blackstone Management Partners III L.L.C. and Graham Alternative Investment Partners I (incorporated herein by reference to Exhibit 10.7 to Amendment No. 1 to the Registration Statement on Form S-4/A filed by the Company on July 8, 2005 (File No. 333-125173-02)).
10.4	Management Stockholders Agreement, dated as of February 2, 1998, among Blackstone Capital Partners III Merchant Banking Fund L.P., Blackstone Offshore Capital Partners III L.P., Blackstone Family Investment Partnership III, L.P., BMP/Graham Holdings Corporation, Graham Packaging Holdings Company, L.P., GPC Capital Corp. II and the management investors named therein (incorporated herein by reference to Exhibit 10.8 to the Registration Statement on Form S-4/A filed by the Company on July 13, 1998 (File No. 333-53603-03)).

Exhibit No.	Description
10.5	Stockholders’ Agreement, dated as of February 2, 1998, among Blackstone Capital Partners III Merchant Banking Fund L.P., Blackstone Offshore Capital Partners III L.P., Blackstone Family Investment Partnership III, L.P., BMP/Graham Holdings Corporation, Graham Packaging Holdings Company, GPC Capital Corp. II and BT Investment Partners, Inc. (incorporated herein by reference to Exhibit 10.10 to the Registration Statement on Form S-4/A filed by the Company on July 13, 1998 (File No. 333-53603-03)).
10.6	Graham Packaging Holdings Company Management Option Plan (incorporated herein by reference to Exhibit 10.11 to the Registration Statement on Form S-4/A filed by the Company on July 31, 1998 (File No. 333-53603-03)).
10.7	2004 Graham Packaging Holdings Company Management Option Plan (incorporated herein by reference to Exhibit 10.13 to the Annual Report on Form 10-K filed by the Company on March 31, 2005 (File No. 333-53603-03)).
10.8	Form of Employment Agreement, dated as of March 28, 2007, between Graham Packaging Holdings Company and Warren D. Knowlton (incorporated herein by reference to Exhibit 10.14 to the Annual Report on Form 10-K filed by the Company on April 2, 2007 (File No. 333-53603-03)).
10.9	Form of Employment Agreement, dated as of March 28, 2007, between Graham Packaging Holdings Company and Mark S. Burgess (incorporated herein by reference to Exhibit 10.15 to the Annual Report on Form 10-K filed by the Company on April 2, 2007 (File No. 333-53603-03)).
10.10	Form of Employment Agreement, dated as of June 27, 2002, between Graham Packaging Holdings Company and Philip R. Yates (incorporated herein by reference to Exhibit 10.16 to Amendment No. 2 to the Registration Statement on Form S-1 filed by GPC Capital Corp. II on July 10, 2002 (File No. 333-89022)).
10.11	Form of Employment Agreement, dated as of June 27, 2002, between Graham Packaging Holdings Company and Roger M. Prevot (incorporated herein by reference to Exhibit 10.17 to Amendment No. 2 to the Registration Statement on Form S-1 filed by GPC Capital Corp. II on July 10, 2002 (File No. 333-89022)).
10.12	Form of Employment Agreement, dated as of June 27, 2002, between Graham Packaging Holdings Company and Ashok Sudan (incorporated herein by reference to Exhibit 10.18 to the Annual Report on Form 10-K filed by the Company on March 31, 2005 (File No. 333-53603-03)).
10.13	Form of Employment Agreement, dated as of January 1, 2005, between Graham Packaging Holdings Company and Peter T. Lennox (incorporated herein by reference to Exhibit 10.18 to the Annual Report on Form 10-K filed by the Company on March 31, 2006 (File No. 333-53603-03)).
10.14	First Amendment to Credit Agreement, dated as of December 9, 2005, among Graham Packaging Holdings Company, Graham Packaging Company, L.P., as the borrower, GPC Capital Corp. I, as the co-borrower, the lenders named therein, Citigroup Global Markets Inc., as syndication agent, Goldman Sachs Credit Partners, L.P., General Electric Capital Corporation and Lehman Commercial Paper Inc., as co-documentation agents, Deutsche Bank AG Cayman Islands Branch, as administrative agent and as collateral agent for the lenders, and LaSalle Bank National Association and Manufacturers and Traders Trust Company, as senior managing agents (incorporated herein by reference to Exhibit 10.21 to the Annual Report on Form 10-K filed by the Company on March 31, 2006 (File No. 333-53603-03)).
10.15	Second Amendment to Credit Agreement, dated as of April 18, 2006, among Graham Packaging Holdings Company, Graham Packaging Company, L.P., as the borrower, GPC Capital Corp. I, as the co-borrower, the lenders named therein, Citigroup Global Markets Inc., as syndication agent, Goldman Sachs Credit Partners, L.P., General Electric Capital Corporation and Lehman Commercial Paper Inc., as co-documentation agents, Deutsche Bank AG Cayman Islands Branch, as administrative agent and as collateral agent for the lenders, and LaSalle Bank National Association and Manufacturers and Traders Trust Company, as senior managing agents (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on April 21, 2006 (File No. 333-53603-03)).

Exhibit No.	Description
10.16	Third Amendment to Credit Agreement, dated as of March 30, 2007, among Graham Packaging Holdings Company, Graham Packaging Company, L.P., as the borrower, GPC Capital Corp. I, as the co-borrower, the lenders named therein, Citigroup Global Markets Inc., as syndication agent, Goldman Sachs Credit Partners, L.P., General Electric Capital Corporation and Lehman Commercial Paper Inc., as co-documentation agents, Deutsche Bank AG Cayman Islands Branch, as administrative agent and as collateral agent for the lenders, and LaSalle Bank National Association and Manufacturers and Traders Trust Company, as senior managing agents (incorporated herein by reference to Exhibit 10.25 to the Annual Report on Form 10-K filed by the Company on April 2, 2007 (File No. 333-53603-03)).
10.17	Fourth Amendment to Credit Agreement, dated as of May 28, 2009, among Graham Packaging Holdings Company, Graham Packaging Company, L.P., as the borrower, GPC Capital Corp. I, as the co-borrower, the lenders named therein and Deutsche Bank AG Cayman Islands Branch, as administrative agent for the lenders (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on May 29, 2009 (File No. 333-53603-03)).
10.18	Form of Separation Agreement, dated as of December 3, 2006, between Graham Packaging Holdings Company and Philip R. Yates (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company on December 7, 2006 (File No. 333-53603-03)).
10.19	Form of Amended and Restated Option Agreement (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on February 6, 2008 (File No. 333-53603-03)).
10.20	2008 Graham Packaging Holdings Company Management Option Plan (incorporated herein by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed by the Company on August 7, 2008 (File No. 333-53603-03)).
10.21	Side Agreement to employment agreement between Graham Packaging Company, L.P. and Roger Prevot dated April 21, 2008 (incorporated herein by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q filed by the Company on August 7, 2008 (File No. 333-53603-03)).
10.22	Form of Option Unit Agreement pursuant to the Graham Packaging Holdings Company 2008 Management Option Plan (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on April 10, 2008 (File No. 333-53603-03)).
10.23	Letter Agreement, dated December 18, 2008, between Graham Packaging Holdings Company, Graham Packaging Company, L.P. and Warren D. Knowlton (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on December 19, 2008 (File No. 333-53603-03)).
10.24	Form of Amended and Restated Option Unit Agreement (incorporated herein by reference to Exhibit 10.24 to the Annual Report on Form 10-K filed by the Company on March 10, 2009 (File No. 333-53603-03).
10.25	Employment Agreement, dated as of May 4, 2009, between Graham Packaging Holdings Company, Graham Packaging Company, L.P. and David Bullock (incorporated herein by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed by the Company on May 4, 2009 (File No. 333-53603-03).
10.26	Option Agreement (for performance-based “MOIC” options), dated as of May 4, 2009, between Graham Packaging Holdings Company and David Bullock (incorporated herein by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q filed by the Company on May 4, 2009 (File No. 333-53603-03).
10.27	Option Agreement (for time-based options), dated as of May 4, 2009, between Graham Packaging Holdings Company and David Bullock (incorporated herein by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q filed by the Company on May 4, 2009 (File No. 333-53603-03).
10.28	Option Agreement, dated as of June 17, 2009, between Graham Packaging Holdings Company and Mark S. Burgess (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on June 19, 2009 (File No. 333-53603-03)).

Exhibit No.	Description
*21.1	List of Subsidiaries of Graham Packaging Holdings Company.
*23.1	Consent of Simpson Thacher & Bartlett (included in Exhibit 5.1).
**23.2	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm.
24.1	Power of Attorney (included on signature page).

*	To be filed by amendment.
**	Filed herewith.

SCHEDULE I

GRAHAM PACKAGING HOLDINGS COMPANY

REGISTRANT’S CONDENSED FINANCIAL STATEMENTS

(In thousands)

	December 31,
	2008	2007
BALANCE SHEETS
Assets:
Current assets	$—	$—
Other non-current assets	—	—

Total assets	$—	$—

Liabilities and partners’ capital (deficit):
Current liabilities	$—	$—
Investment in subsidiary	772,236	600,308
Net intercompany	187,089	187,089

Total liabilities	959,325	787,397
Partners’ capital (deficit)	(959,325)	(787,397)

Total liabilities and partners’ capital	$—	$—

	Year Ended December 31,
	2008	2007	2006
STATEMENTS OF OPERATIONS
Equity in loss of subsidiaries	$(57,277)	$(206,052)	$(120,376)

Net loss	$(57,277)	$(206,052)	$(120,376)

	Year Ended December 31,
	2008	2007	2006
STATEMENTS OF CASH FLOWS
Operating activities:
Net loss	$(57,277)	$(206,052)	$(120,376)
Adjustments to reconcile net loss to net cash provided by operating activities:

Equity in loss of subsidiaries	57,277	206,052	120,376

Net cash provided by operating activities	—	—	—

Increase in cash and cash equivalents	—	—	—
Cash and cash equivalents at beginning of period	—	—	—

Cash and cash equivalents at end of period	$—	$—	$—

Supplemental cash flow information:
Cash paid for interest	$—	$—	$—

See footnotes to consolidated financial statements of Graham Packaging Holdings Company.

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SCHEDULE II

GRAHAM PACKAGING HOLDINGS COMPANY

VALUATION AND QUALIFYING ACCOUNTS

(In thousands)

	Balance at Beginning of Year	Additions	Deductions	Balance at End of Year
Year ended December 31, 2008
Allowance for doubtful accounts	$5,734	$1,298	$580	$6,452
Allowance for inventory losses	6,966	3,593	4,077	6,482

Year ended December 31, 2007
Allowance for doubtful accounts	$6,299	$—	$565	$5,734
Allowance for inventory losses	5,505	2,776	1,315	6,966

Year ended December 31, 2006
Allowance for doubtful accounts	$11,272	$662	$5,635	$6,299
Allowance for inventory losses	4,451	1,132	78	5,505

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